As submitted confidentially with the Securities and Exchange Commission on October 23, 2015, as

Amendment No. 3 to the confidential submission dated August 28, 2015

This draft registration statement has not been publicly filed with the Securities and Exchange

Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AC IMMUNE SA

(Exact name of Registrant as specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Switzerland	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Andrea Pfeifer

Chief Executive Officer

EPFL Innovation Park

Building B

1015 Lausanne

Switzerland

+41 21 693 91 21

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

National Corporate Research, Ltd.

10 East 40th Street, 10th Floor

New York, New York 10016

(800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard D. Truesdell, Jr. Deanna L. Kirkpatrick Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Mitchell S. Bloom Arthur R. McGivern Goodwin Procter LLP Exchange Place 53 State Street Boston, MA 02109 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common shares, nominal value CHF 0.02 per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED                     , 2015

PRELIMINARY PROSPECTUS

            Shares

Common Shares

This is the initial public offering of AC Immune SA. No public market has previously existed for our common shares. We are offering              of our common shares. We expect the initial public offering price will be between $             and $             per common share. We intend to apply to list our common shares on the NASDAQ under the symbol “ACIU.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “—Implications of Being a Foreign Private Issuer.”

Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page 12.

	Per Common Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for additional information regarding total underwriter compensation.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase an additional              common shares to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the common shares is expected to be made on or about                     , 2015.

Credit Suisse	Jefferies	Leerink Partners

The date of this prospectus is                     , 2015

We are organized under the laws of Switzerland and our registered office and domicile is located in Ecublens, Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. See “Enforcement of Judgments” for additional information.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “AC Immune,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to AC Immune SA.

We own various trademark registrations and applications, and unregistered trademarks, including Morphomer™, SupraAntigen™ and our corporate logo. All other trade names, trademarks and service marks of

i

other companies appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Our financial statements are presented in Swiss Francs and in accordance with IFRS as issued by the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. The terms “dollar,” “USD” or “$” refer to U.S. dollars and the term “Swiss Franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. Unless otherwise indicated, certain Swiss Franc amounts and certain U.S. dollar amounts have been translated into U.S. dollars and Swiss Francs, respectively, at a rate of USD 1.0274 to CHF 1.00, the official exchange rate quoted as at September 30, 2015 by the U.S. Federal Reserve Bank. Such Swiss Franc and U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars and Swiss Francs, respectively, that could actually have been purchased upon exchange of the other currency at the dates indicated or any other date, and such translated amounts have been provided solely for the convenience of the reader. On October 20, 2015, the exchange rate as reported by the U.S. Federal Reserve Bank was USD 1.0453 to CHF 1.00. We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

Neither we nor the underwriters are making an offer to sell the common shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

We are incorporated as a Swiss stock corporation (société anonyme) under the laws of Switzerland, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our financial statements, including the notes thereto, included elsewhere in this prospectus, before deciding to invest in our common shares.

Our Business

We are a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines for prevention, diagnosis and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, tau and alpha-synuclein. We believe that our large and diverse pipeline of seven therapeutic candidates, including three clinical-stage candidates, and three diagnostic candidates has the potential to drive a paradigm shift in the treatment of a broad spectrum of neurodegenerative and other diseases related to protein misfolding.

There is currently an absence of reliable, early-stage diagnosis and disease-modifying treatments for widely prevalent neurodegenerative and other diseases associated with protein misfolding. AD is the most common form of dementia, with an estimated worldwide patient population of 47 million in 2015, which is expected to grow to 75 million by 2030 and 132 million by 2050 according to the World Alzheimer Report 2015. AD is typically diagnosed by neurologists and psychiatrists through a series of cognitive and functioning tests once symptoms are clinically present, resulting in diagnosis at later stages of the disease after irreversible loss of neurons has already occurred. Currently approved AD treatments include medications that only treat the symptoms of the disease, with limited clinical benefit. PD, the second most common neurodegenerative disease worldwide, affects an estimated 7 to 10 million people. In PD, the use of symptomatic treatments, such as levodopa, is associated with the loss of control of motor functions in approximately 50% of patients who have taken the drug for 5 years or longer. There remains a significant unmet medical need for reliable and accurate diagnostics to enable early diagnosis and disease-modifying treatments that slow the progress of neurodegenerative diseases.

The diagram below summarizes the status of our research and development programs.

Our lead product candidate is crenezumab, a humanized, monoclonal, conformation-specific anti-Abeta antibody that we developed using our proprietary SupraAntigenTM platform. Crenezumab is expected to enter Phase 3 clinical studies in early 2016 and we believe it has the potential to become a best-in-class disease-modifying treatment for AD. Genentech, Inc., a wholly owned subsidiary of Roche, or Genentech, is advancing crenezumab for the treatment of AD under a collaboration agreement with us, pursuant to which it is responsible for the clinical development of crenezumab, including the costs associated with seeking and obtaining regulatory and marketing approvals, manufacturing costs and sales and marketing costs. Genentech met with the U.S. Food and Drug Administration, or FDA, in October 2014 and again in September 2015 to discuss the Phase 3 study design. Under our collaboration agreement, we are eligible to receive payments from Genentech totaling up to approximately $340 million, as well as sales royalties. Crenezumab has received Fast Track designation from the FDA. The Fast Track program is intended to expedite or facilitate the process for reviewing new drugs that are designed to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs, as further described under “Business—Government Regulation and Our Regulatory Department—Product Approval Process.” In 2012, crenezumab was independently selected by the National Institute of Health, the Banner Alzheimer’s Institute and Genentech for use in the first-ever AD prevention study, which serves as the cornerstone of the global Alzheimer’s Prevention Initiative. While crenezumab did not meet its co-primary endpoints in its Phase 2 studies, the data showed promising signals of activity in patients with a milder stage of the disease.

If approved, crenezumab has the potential to treat the underlying cause of the disease and intervene at an earlier stage of AD progression, prior to irreversible neuronal damage. We believe that crenezumab is ideally positioned to be at the forefront of disease-modifying and preventive medicine. We believe key advantages of crenezumab include:

•	Unique mechanism of action:

•	Recognizes and binds to multiple forms of misfolded Abeta, a protein commonly associated with AD.

•	Helps to protect against neurotoxicity due to high affinity for the multiple forms of misfolded Abeta.

•	Promotes disaggregation of existing Abeta aggregates and disrupts their assembly to prevent amyloid plaque formation, which is associated with AD.

•	Clears misfolded Abeta from the brain while limiting inflammation.

•	Signal of activity in milder AD patients in Phase 2 studies:

•	In the proof-of-concept Phase 2 studies of crenezumab, a positive trend in cognition was observed with a greater effect on cognition in patients with a milder stage of AD.

•	ABBY cognition study: although the study did not meet its co-primary endpoints, which were assessments using the ADAS-cog and CDR-Sum of boxes, the sample size was not expected to have adequate power to detect a modest but clinically significant difference between active medication and placebo at the 5% significance level (as is commonly the case in Phase 2 studies in AD). Instead, consistent trends across different endpoints and dose dependency are considered indicators of a response in this learning phase of development, with confirmation then sought in Phase 3. The results showed trends favoring crenezumab in the milder patient population.

•	BLAZE biomarker study: the high-dose crenezumab arm showed a consistent trend of reduced Abeta accumulation in the brain over time and a significant increase of Abeta in the cerebrospinal fluid, which suggests that Abeta is being removed from the brain when patients are treated with crenezumab.

•	Favorable safety profile allowing for potentially higher dosing:

•	Unique mechanism of action linked to the reduced ability to cause inflammation-related vasogenic edema, which is an accumulation of fluid in the brain that can lead to headaches, loss of coordination and disorientation.

•	Phase 2 clinical data showed a very low incidence of vasogenic edema.

•	A Phase 1 study is ongoing to study crenezumab at higher doses to potentially increase the efficacy signal and to help define the optimal Phase 3 clinical study design.

Our two other clinical product candidates, ACI-24 and ACI-35, are being developed using our SupraAntigen platform and target AD through active immunization, where the immune system is stimulated to make its own antibodies against pathological proteins:

•	ACI-24 is our wholly-owned anti-Abeta vaccine candidate currently in a Phase 1/2a study. We expect to complete this study and announce top line results in the second half of 2016. ACI-24 is also being studied in patients with Down syndrome, a population that is at high risk for AD.

•	ACI-35 is an anti-tau vaccine candidate that we are developing under a collaboration agreement with Janssen Pharmaceuticals, Inc., a Johnson & Johnson Company. We and Janssen are co-developing ACI-35 through the ongoing Phase 1b clinical study, which we expect to be completed in the fourth quarter of 2016. From Phase 2 and onward, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35. We expect Phase 2 clinical studies to begin in 2017.

Clinical evidence suggests that early detection of neurodegenerative diseases is critical to enhancing the effectiveness of both symptomatic and disease-modifying therapies. As such, we are using our Morphomer™ platform to develop complementary diagnostic products such as positron emission tomography, or PET, ligands, which are tracers that can directly measure misfolded tau and alpha-synuclein in the brain, to enable early and reliable disease diagnoses:

•	Our tau PET imaging agent is currently in a First-in-Man study (a clinical study in which a medical procedure, previously developed and assessed through in vitro or animal testing or through mathematical modelling, is tested on human subjects for the first time) and being developed under a collaboration agreement with Piramal Imaging. Piramal Imaging is expecting to advance this program into Phase 1 clinical development in 2016.

•	We are also developing PET imaging diagnostics for diseases resulting from the misfolding of alpha-synuclein proteins, such as PD.

Our Proprietary Platform Technologies

We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop medicines and diagnostics to target misfolded proteins. These platforms are our engines for generating novel molecules that are designed to bind to their targets with high affinity and conformational specificity, meaning they are enabled to differentiate between misfolded proteins and normally-folded proteins. All of our product candidates and our development programs have been derived from our proprietary platforms.

Neurodegenerative diseases, such as AD and PD, as well as other neuro-orphan diseases, such as progressive supranuclear palsy, amyotrophic lateral sclerosis, and Huntington’s disease, are all associated with pathologies that involve misfolded proteins. Research has shown that misfolded proteins are unable to carry out their normal functions and aggregate to form certain types of deposits that damage brain tissue. Our SupraAntigen and Morphomer platforms seek to produce conformationally specific molecules in order to prevent or disrupt the formation of misfolded proteins. We believe that our proprietary platforms also have the potential to generate additional molecules for indications that relate to protein misfolding outside of neurodegenerative diseases.

Our Strategy

Our goal is to become a global leader in the treatment of neurodegenerative diseases by developing therapies and complementary diagnostics that target neurodegenerative diseases with significant unmet medical need using our proprietary SupraAntigen and Morphomer technology platforms. Key elements of our strategy are to:

•	Advance, in partnership or alone, our product candidates crenezumab, ACI-24 and ACI-35, and our diagnostic candidates through clinical development to regulatory approval and potential commercialization.

•	Expand into other neurodegenerative and neuro-orphan diseases.

•	Accelerate the advancement of our diagnostic portfolio.

•	Leverage the duality of our therapeutic and diagnostic approaches to become the leader in personalized treatment of neurodegenerative diseases.

•	Strategically collaborate or selectively partner for the development and commercialization of product candidates.

Risks Associated with Our Business

Our ability to implement our business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

•	The success of our and our collaboration partners’ clinical studies, and our and their ability to obtain regulatory approval and to commercialize crenezumab, ACI-24 for AD and ACI-35.

•	Our direct reliance on our collaboration partners efforts to obtain regulatory and marketing approvals for and to manufacture, sell and market certain of our product candidates, including crenezumab, ACI-35 and our anti-tau antibodies, in order to derive revenue from these product candidates.

•	Crenezumab’s not meeting its co-primary endpoints in its Phase 2 studies.

•	The ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do.

•	Our Morphomer and SupraAntigen proprietary technology platforms and their success in building additional product candidates for our pipeline.

•	The identification of serious adverse, undesirable or unacceptable side effects related to our product candidates.

•	Our ability to maintain our current strategic relationships with our collaboration partners.

•	Failure to protect our, and not infringe on third parties’, intellectual property rights throughout the world.

•	Our ability to raise capital when needed in order to continue our product development programs or commercialization efforts.

•	The FDA’s and applicable foreign regulatory authorities’ acceptance of data from studies we conduct in the future.

•	Our foreign private issuer status, the loss of which would require us to comply with the domestic reporting regime of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and cause us to incur significant legal, accounting and other expenses.

•	Our incorporation in Switzerland, the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the United States.

Company and Other Information

We were incorporated as a Swiss limited liability company (société à responsabilité limitée) on February 13, 2003 and transformed into a Swiss stock corporation (société anonyme) under the laws of Switzerland on August 25, 2003. Our principal executive offices are located at EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland and our telephone number is +41 21 693 91 21. Our website is www.acimmune.com. Our website and the information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in the registration statement of which this prospectus forms a part;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Section 404 of the Sarbanes-Oxley Act of 2002; and

•	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced burdens. For example, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. However, given that we currently report and expect to continue to report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

Implications of Being a Foreign Private Issuer

We are also considered a “foreign private issuer.” Accordingly, upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Although as a foreign private issuer we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, we intend to report our results of operations voluntarily on a quarterly basis.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Series E Private Placement

On October 23, 2015, we completed a private placement of Series E preferred shares, each with a nominal value of CHF 5.00 per share (the “Series E Private Placement”). An aggregate of 12,453 Series E preferred shares were issued to certain institutions and existing shareholders in the Series E Private Placement for an aggregate subscription amount of approximately $30.0 million. The Series E preferred shares have substantially the same terms as the Series A, B, C and D preferred shares, will be accounted for as equity on our balance sheet and will automatically convert into common shares on a one-for-one basis upon the closing of this offering.

THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common shares. You should carefully read this entire prospectus before investing in our common shares including “Risk Factors” and our financial statements.

Common shares offered by us	shares.

Common shares to be outstanding immediately after this offering	shares.

Over-allotment option	We have granted the underwriters the option to purchase up to an additional common shares from us within 30 days of the date of this prospectus to cover over-allotments, if any.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, assuming an initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering together with cash and cash equivalents on hand (including the net proceeds from the Series E Private Placement) to further the development of our therapeutic product candidates under collaboration agreements (crenezumab, ACI-35 and anti-tau antibodies), advance our other clinical and pre-clinical programs, and for research and development of other indications and initiatives that are complementary to our existing and planned research activities. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our common shares.

Proposed NASDAQ symbol	“ACIU.”

The number of our common shares to be outstanding after this offering is based on             common shares outstanding as at September 30, 2015 and             additional common shares issuable upon the automatic conversion of all of our preferred shares (including the preferred shares issued in the Series E Private Placement) on a one-for-one basis upon the closing of this offering, but excludes:

•	of our common shares reserved for future issuance under our new omnibus equity incentive plan that we intend to adopt in connection with this offering; and

•	of our common shares issuable upon the exercise of options outstanding under our existing equity incentive plans at a weighted-average exercise price of CHF 36.37 per common share.

Unless otherwise indicated, all information contained in this prospectus reflects the completion of a     -for-one stock split and assumes:

•	an initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	no issuance of any common shares reserved for future issuance under our new omnibus equity incentive plan or exercise of the options outstanding under our existing equity incentive plans, each as described in the immediately preceding paragraph;

•	the conversion of all of our preferred shares (including the preferred shares issued in the Series E Private Placement) into common shares on a one-for-one basis upon the closing of this offering and the filing and effectiveness of our amended and restated articles of association and creation of authorized share capital of common shares upon the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option to purchase up to additional common shares.

SUMMARY HISTORICAL AND OTHER FINANCIAL INFORMATION

The following summary historical financial information should be read in conjunction with “Selected Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the notes thereto, included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and results of interim periods are not necessarily indicative of results for the entire year.

The summary income statement data and balance sheet data for and as at the years ended December 31, 2014 and 2013 are derived from our audited financial statements included elsewhere in this prospectus. The summary income statement data for the nine months ended September 30, 2015 and 2014 and balance sheet data as at September 30, 2015 are derived from our unaudited condensed interim financial statements included elsewhere in this prospectus. This unaudited financial data, in management’s opinion, have been prepared on the same basis as the audited financial statements and related notes included elsewhere in this prospectus, and include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the financial information as of and for the periods presented.

We maintain our books and records in, and our audited financial statements and unaudited condensed interim financial statements are prepared and presented in accordance with IFRS in, CHF.

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2015	2014	2014	2013
	(in CHF thousands except for share and per share data)
Income Statement Data:
Revenue	38,775	4,248	30,269	8,637
Research and development expenses	(11,346)	(11,021)	(16,116)	(17,180)
General and administrative expenses	(3,489)	(2,317)	(3,436)	(2,955)

Operating income / (loss)	23,940	(9,090)	10,717	(11,498)
Finance costs—net	924	22	27	255

Net income / (loss) before tax	24,864	(9,068)	10,744	(11,243)
Income taxes	0	0	0	0

Net income / (loss) for the period	24,864	(9,068)	10,744	(11,243)

Earnings / (loss) per share (basic)(1)	145.44	(53.11)	62.93	(69.25)
Earnings / (loss) per share (fully diluted)(1)	134.12	(50.30)	58.96	(65.84)
Weighted-average number of shares used to compute earnings / (loss) per share basic	170,962	170,725	170,739	162,356
Weighted-average number of shares used to compute earnings / (loss) per share fully diluted	185,390	180,294	182,210	170,758
Pro forma earnings / (loss) per share (basic)(2)	135.56		58.65
Pro forma earnings / (loss) per share (fully diluted)(2)	125.68		55.19
Weighted-average number of shares used to compute pro forma earnings / (loss) per share basic	183,415		183,192
Weighted-average number of shares used to compute pro forma earnings / (loss) per share fully diluted	197,843		194,663

(1)	Includes preferred shares outstanding as of the dates indicated, and these preferred shares will be converted on a one-for-one basis upon the closing of this offering.
(2)	The pro forma earnings / (loss) per share basic and fully diluted data gives effect to the Series E Private Placement and the conversion of all the preferred shares issued in the Series E Private Placement into common shares. The unaudited pro forma earnings / (loss) per share information presented is for informational purposes only and is not necessarily indicative of what our results would have been had the conversion of the preferred shares occurred at the dates indicated or any other time, nor is the information indicative of our future performance.

	As at September 30, 2015
	Actual	As Adjusted(1)	As Further Adjusted(2)
	(in CHF thousands)
Balance Sheet Data:
Cash and cash equivalents(3)	53,685	80,758
Total assets	55,139	82,212
Accumulated deficit	(35,816)	(35,816)
Total shareholders’ equity(3)	48,152	75,226
Total equity and liabilities	55,139	82,212

(1)	As adjusted to reflect (i) the conversion of all shares of our preferred stock outstanding as of September 30, 2015 into an aggregate of 136,248 common shares; (ii) the issuance and sale of preferred shares in the Series E Private Placement and the conversion of all such shares into an aggregate of 12,453 common shares; and (iii) the filing and effectiveness of our amended and restated articles of incorporation.
(2)	As further adjusted balance sheet data gives effect to our issuance and sale of common shares in this offering, assuming an initial public offering price of $ per common share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as further adjusted cash and cash equivalents and as further adjusted total shareholders’ equity by $ (CHF ), assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) as further adjusted cash and cash equivalents and as further adjusted total shareholders’ equity by $ (CHF ), assuming that the assumed initial public offering price remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in our common shares. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our common shares could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors.

Risks Related to Our Business

We depend heavily on the success of crenezumab, and, to a lesser extent, ACI-24 for AD and ACI-35, all of which are in clinical development. If our clinical studies are unsuccessful, we or our collaboration partner do not obtain regulatory approval or we are unable to commercialize crenezumab, ACI-24 for AD and ACI-35, or we experience significant delays in doing so, our business, financial condition and results of operations will be materially adversely affected.

We currently have no products approved for sale and have invested a significant portion of our efforts and financial resources in the development of crenezumab, ACI-24 for AD and ACI-35, all of which are in clinical development. Our ability to generate product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on successful clinical development, obtaining regulatory approval and eventual commercialization of these product candidates. We currently generate no revenues from sales of any drugs, and we may never be able to develop or commercialize a marketable drug. The success of our current and future product candidates will depend on several factors, including the following:

•	completing clinical studies that demonstrate the efficacy and safety of our product candidates;

•	receiving marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities;

•	launching commercial sales, marketing and distribution operations;

•	acceptance of our product candidates by patients, the medical community and third-party payors;

•	a continued acceptable safety profile following approval;

•	competing effectively with other therapies; and

•	qualifying for, obtaining, maintaining, enforcing and defending our intellectual property rights and claims and not infringing on third parties’ intellectual property rights.

If we or our collaboration partner do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our current or future product candidates, which would materially adversely affect our business, financial condition and results of operations.

Results of early clinical studies may not be predictive of future study results.

Positive or timely results from preclinical or early stage studies do not ensure positive or timely results in late stage clinical studies or product approval by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or comparable foreign regulatory authorities. Products that show positive preclinical or early clinical results may not show sufficient safety or efficacy in later stage clinical studies and therefore may fail to obtain regulatory approvals. For example, our collaboration partner Genentech may fail to achieve success in Phase 3 clinical studies of crenezumab. In addition, preclinical and clinical data are often susceptible to varying interpretations and analyses. Many companies that believed their product candidates performed satisfactorily in preclinical and clinical studies have nonetheless failed to obtain marketing approval for the product candidates. The FDA, the EMA and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical studies of our product candidates are promising, such data may not be sufficient to support approval by the FDA, the EMA or any other regulatory authority.

In some instances, there can be significant variability in safety and/or efficacy results between different studies of the same product candidate due to numerous factors, including changes in study procedures set forth in protocols, differences in the size and type of the patient populations, adherence to the dosing regimen and other study protocols and the rate of dropout among clinical study participants. In the case of our late stage clinical product candidates, results may differ in general on the basis of the larger number of clinical study sites and additional countries and languages involved in Phase 3 clinical studies.

Clinical studies are, or will be, based on patient reported outcomes, some of which are or will be captured daily by study participants with electronic diaries. We have no assurance and cannot rely on past experience that the high frequency of questioning is not influencing the measured outcome. In addition, low compliance with daily reporting requirements may impact the studies’ validity or statistical power. We cannot assure you that any Phase 2, Phase 3 or other clinical studies that either we or our collaboration partners may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates.

If we or our collaboration partners are required to conduct additional clinical studies or other testing of any of our current or future product candidates that we or our collaboration partners develop beyond the studies and testing that we or our collaboration partners contemplate, if we or our collaboration partners are unable to successfully complete clinical studies of our product candidates or other testing, if the results of these studies or tests are unfavorable or are only modestly favorable or if there are safety concerns associated with our current or future product candidates, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing or other requirements; or

•	remove the product from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in testing or marketing approvals and we may be required to obtain additional funds to complete clinical studies. We cannot assure you that our clinical studies will begin as planned or be completed on schedule, if at all, or that we will not need to restructure our studies after they have begun. Significant clinical study delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates, which may harm our business and results of operations. In addition, some of the factors that cause, or lead to, clinical study delays may ultimately lead to the denial of regulatory approval of our product candidates.

Additional competitors could enter the market with generic versions of our products, which may result in a material decline in sales of affected products.

Under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, a pharmaceutical manufacturer may file an abbreviated new drug application, or ANDA, seeking approval of a generic copy of an approved innovator product. Under the Hatch-Waxman Act, a manufacturer may also submit a new drug application, or NDA, under section 505(b)(2) that references the FDA’s prior approval of the innovator product. A 505(b)(2) NDA product may be for a new or improved version of the original innovator product. Hatch-Waxman also provides for certain periods of regulatory exclusivity, which preclude FDA approval (or in some circumstances, FDA filing and reviewing) of an ANDA or 505(b)(2) NDA. These include, subject to certain exceptions, the period during which an FDA-approved drug is subject to orphan drug exclusivity. In addition to the benefits of regulatory exclusivity, an innovator NDA holder may have patents claiming the active ingredient, product formulation or an approved use of the drug, which would be listed with the product in the FDA publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” known as the “Orange Book.” If there are patents listed in the Orange Book, a generic or 505(b)(2) applicant that seeks to market its product before expiration of the patents must include in the ANDA what is known as a “Paragraph IV certification,” challenging the validity or enforceability of, or claiming non-infringement of, the listed patent or patents. Notice of the certification must be given to the innovator, too, and if within 45 days of receiving notice the innovator sues to protect its patents, approval of the ANDA is stayed for 30 months, or as lengthened or shortened by the court.

Accordingly, if crenezumab, ACI-24 and ACI-35 are approved, competitors could file ANDAs for generic versions of crenezumab, ACI-24 and ACI-35, or 505(b)(2) NDAs that reference crenezumab, ACI-24 and ACI-35, respectively. If there are patents listed for crenezumab, ACI-24 and ACI-35 in the Orange Book, those ANDAs and 505(b)(2) NDAs would be required to include a certification as to each listed patent indicating whether the ANDA applicant does or does not intend to challenge the patent. We cannot predict whether any patents issuing from our pending patent applications will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether we would sue on any such patents, or the outcome of any such suit.

We may not be successful in securing or maintaining proprietary patent protection for products and technologies we develop or license. Moreover, if any patents that are granted and listed in the Orange Book are successfully challenged by way of a Paragraph IV certification and subsequent litigation, the affected product could immediately face generic competition and its sales would likely decline rapidly and materially. Should sales decline, we may have to write off a portion or all of the intangible assets associated with the affected product and our results of operations and cash flows could be materially and adversely affected.

Roche, the parent company of our collaboration partner Genentech, is evaluating gantenerumab, which is a product candidate in the same indication as our lead product candidate crenezumab.

Our collaboration partner Genentech is a subsidiary of Roche, which is evaluating gantenerumab, a product candidate for the same indication as our lead product candidate crenezumab. Our collaboration agreement with Genentech for crenezumab provides Genentech with control over, and responsibility for, the clinical development process, including obtaining regulatory and marketing approvals, manufacturing costs and sales and marketing costs. In addition, the collaboration agreement provides that Genentech may terminate the agreement at any time by providing three months’ notice to us. As a result, Roche may choose to devote more time and resources to advancing gantenerumab instead of crenezumab, which could render crenezumab non-competitive and limit or make it more difficult for us to achieve or maintain profitability with crenezumab. Should this occur, our business, financial condition and results of operations could be materially impacted.

The successful commercialization of our product candidates will depend in part on the extent to which governmental authorities and health insurers establish adequate coverage and reimbursement levels and pricing policies.

The successful commercialization of our product candidates will depend, in part, on the extent to which coverage and reimbursement for our products will be available from government and health administration authorities, private health insurers and other third-party payors. To manage healthcare costs, many governments and third-party payors increasingly scrutinize the pricing of new technologies and require greater levels of evidence of favorable clinical outcomes and cost-effectiveness before extending coverage. In light of such challenges to prices and increasing levels of evidence of the benefits and clinical outcomes of new technologies, we cannot be sure that coverage will be available for any of our current or future product candidates that we commercialize and, if available, that the reimbursement rates will be adequate. If we are unable to obtain adequate levels of coverage and reimbursement for our product candidates, their marketability will be negatively and materially impacted.

Third party payors may deny coverage and reimbursement status altogether of a given drug product, or cover the product but may also establish prices at levels that are too low to enable us to realize an appropriate return on our investment in product development. Because the rules and regulations regarding coverage and reimbursement change frequently, in some cases at short notice, even when there is favorable coverage and reimbursement, future changes may occur that adversely impact the favorable status. Further, the net reimbursement for drug products may be subject to additional reductions if there are changes to laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States.

The unavailability or inadequacy of third-party coverage and reimbursement could have a material adverse effect on the market acceptance of our product candidates and the future revenues we may expect to receive from those products. In addition, we are unable to predict what additional legislation or regulation relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation would have on our business.

Our products may not gain market acceptance, in which case we may not be able to generate product revenues, which will materially adversely affect our business, financial condition and results of operations.

Even if the FDA, the EMA or other regulatory authority approves the marketing of any product candidates that we develop, physicians, healthcare providers, patients or the medical community may not accept or use them. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may not be successful. If any of our current or future product candidates does not achieve an adequate level of acceptance, we may not generate significant product revenues or any profits from operations. The degree of market acceptance of our product candidates that are approved for commercial sale will depend on a variety of factors, including:

•	how clinicians and potential patients perceive our novel products;

•	the timing of market introduction;

•	the number and clinical profile of competing products;

•	our ability to provide acceptable evidence of safety and efficacy;

•	the prevalence and severity of any side effects;

•	relative convenience and ease of administration;

•	cost-effectiveness;

•	patient diagnostics and screening infrastructure in each market;

•	marketing and distribution support;

•	availability of coverage, reimbursement and adequate payment from health maintenance organizations and other third-party payors, both public and private; and

•	other potential advantages over alternative treatment methods.

If our product candidates fail to gain market acceptance, this will have a material adverse impact on our ability to generate revenues to provide a satisfactory, or any, return on our investments. Even if some products achieve market acceptance, the market may prove not to be large enough to allow us to generate significant revenues.

In addition, the potential market opportunity of our product candidates is difficult to precisely estimate. Our estimates of the potential market opportunity are predicated on several key assumptions such as industry knowledge and publications, third-party research reports and other surveys. These assumptions involve the exercise of significant judgment on the part of our management, are inherently uncertain and the reasonableness of these assumptions could not have been assessed by an independent source in every detail. If any of the assumptions proves to be inaccurate, then the actual market for our product candidates could be smaller than our estimates of the potential market opportunity. If the actual market for our product candidates is smaller than we expect, or if any approved products fail to achieve an adequate level of acceptance by physicians, health care payors and patients, our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.

We depend on enrollment of patients in our clinical studies for our product candidates. If we are unable to enroll patients in our clinical studies, our research and development efforts could be materially adversely affected.

Successful and timely completion of clinical studies will require that we enroll a sufficient number of patient candidates. Studies may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Patient enrollment depends on many factors, including the size and nature of the patient population, eligibility criteria for the study, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical studies, the availability of new drugs approved for the indication the clinical study is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. In the Phase 3 clinical studies of crenezumab, our collaboration partner Genentech will seek to enroll patients in the early stages of AD and it may be unable to successfully identify an adequate number of eligible patients.

The specific target population of patients and therapeutic time windows may make it difficult for us to enroll enough patients to complete our clinical studies in a timely and cost-effective manner. Delays in the completion of any clinical study of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical studies may also ultimately lead to the denial of regulatory approval of our product candidates.

If serious adverse, undesirable or unacceptable side effects are identified during the development of our product candidates or following approval, if any, we may need to abandon our development of such product candidates, the commercial profile of any approved label may be limited, or we may be subject to other significant negative consequences following marketing approval, if any.

If our product candidates are associated with serious adverse, undesirable or unacceptable side effects, we may need to abandon their development or limit development to certain uses or sub-populations in which such side effects are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in preclinical or early stage testing have later been found to cause side effects that restricted their use and prevented further development of the compound for larger indications.

Genentech has not disclosed detailed information about serious adverse events associated with crenezumab either publicly or to us. However, at the 2014 Alzheimer’s Association International Conference, it was reported that in the combined Phase 2 study populations, serious adverse events occurred at similar rates in patients treated with crenezumab (16.5%) and in patients given a placebo (11.9%). In addition, adverse events identified in the clinical studies of crenezumab initiated to date have included inflammation of the throat and nasal passages, urinary tract infections and upper respiratory infections. In addition, two serious adverse events were observed in one patient during clinical studies of ACI-35, although we believe that these serious adverse events were not related to the treatment. The first event, pyelonephritis, was considered likely to have started prior to the study given the patient’s tendency to contract urinary infections, including pyelonephritis. The second event, dizziness accompanied by confusion, was considered likely related to the progression of the patient’s underlying condition, since no abnormalities were noted during repeat MRIs and other examinations. A relationship between these serious adverse effects and ACI-35 cannot be ruled out, however. Non-drug related serious adverse effects observed during clinical studies of ACI-24 were acute chest pain, death, colonic cancer, wound infections and pneumonia. Occurrence of serious procedure- or treatment-related side effects could impede clinical study enrollment and receipt of marketing approval from the FDA, the EMA and comparable foreign regulatory authorities. Adverse events could also adversely affect physician or patient acceptance of our product candidates.

Additionally if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product and require us to take any approved products off the market;

•	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we may be required to change the way the product is administered, conduct additional studies or change the labeling of the product;

•	we may be subject to limitations in how we promote the product;

•	sales of the product may decrease significantly;

•	we could be sued and held liable for harm caused to patients; and

•	our reputation and physician or patient acceptance of our products may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

We operate in highly competitive and rapidly changing industries, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.

The biopharmaceutical and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. Our success is highly dependent on our ability to discover, develop and obtain marketing approval for new and innovative products on a cost-effective basis and to market them successfully. In doing so, we face and will continue to face intense competition from a variety of businesses, including large, fully integrated pharmaceutical companies, specialty pharmaceutical companies and biopharmaceutical companies, academic institutions, government agencies and other private and public research institutions in Europe, the United States and other jurisdictions. Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA and other regulatory approvals of treatments and the commercialization of those treatments. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

We believe that our key competitor product candidates are (i) aducanumab (Biogen), solanezumab (Eli Lilly), gantenerumab (Roche) and bapineuzumab (Elan, Pfizer and Johnson & Johnson) for crenezumab; (ii) CAD-106 (Novartis) for ACI-24; and (iii) AADVAC1 (Axon Neurosciences) for ACI-35, as described under “Business—Competition.”

The highly competitive nature of and rapid technological changes in the biotechnology and pharmaceutical industries could render our product candidates or our technology obsolete or non-competitive. Our competitors may, among other things:

•	develop and commercialize products that are safer, more effective, less expensive, or more convenient or easier to administer;

•	obtain quicker regulatory approval;

•	establish superior intellectual property and proprietary positions;

•	have access to more manufacturing capacity;

•	implement more effective approaches to sales and marketing; or

•	form more advantageous strategic alliances.

Should any of these occur, our business, financial condition and results of operations could be materially adversely affected.

We may not be successful in our efforts to use and expand our Morphomer and SupraAntigen proprietary technology platforms to build additional product candidates for our pipeline.

A key element of our strategy is to use and expand our Morphomer and SupraAntigen proprietary technology platforms to create unique drug therapies for conformational diseases, such as AD, and progress these product candidates through clinical development. Although our research and development efforts to date have resulted in a pipeline of product candidates, we may not be able to develop product candidates that are safe and effective. Even if we are successful in continuing to build our pipelines, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not continue to successfully develop and begin to commercialize product candidates, we will face difficulty in obtaining product revenues in future periods, which could result in significant harm to our financial position and adversely affect the price of our common shares.

Our business is subject to economic, political, regulatory and other risks associated with international operations.

Our business is subject to risks associated with conducting business internationally. We and a number of our suppliers and collaborative and clinical study relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;

•	differing regulatory requirements for drug approvals in non-U.S. countries;

•	potentially reduced protection for intellectual property rights;

•	difficulties in compliance with non-U.S. laws and regulations;

•	changes in non-U.S. regulations and customs, tariffs and trade barriers;

•	changes in non-U.S. currency exchange rates and currency controls;

•	changes in a specific country’s or region’s political or economic environment;

•	trade protection measures, import or export licensing requirements or other restrictive actions by U.S. or non-U.S. governments;

•	negative consequences from changes in tax laws;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	difficulties associated with staffing and managing international operations, including differing labor relations;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

We have no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

We began our operations in 2003. Our operations to date have been limited to financing and staffing our company, developing our technology and developing crenezumab and our other product candidates. We have not yet demonstrated an ability successfully to complete a large-scale, pivotal clinical study, obtain marketing approval, manufacture a commercial scale product or conduct sales and marketing activities necessary for successful product commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

Business interruptions could delay us in the process of developing our product candidates.

Loss of our laboratory facilities through fire or other causes could have an adverse effect on our ability to continue to conduct our business. We currently have insurance coverage to compensate us for such business interruptions; however, such coverage may prove insufficient to fully compensate us for the damage to our business resulting from any significant property or casualty loss to our facilities.

Our future growth and ability to compete depends on retaining our key personnel and recruiting additional qualified personnel.

Our success depends upon the continued contributions of our key management, scientific and technical personnel, many of whom have substantial experience with or been instrumental for us and our projects. Members of our key management include Dr. Andrea Pfeifer, our Chief Executive Officer; Dr. Andreas Muhs, our Chief Scientific Officer; Dr. Wolfgang Barth, our Director of Development; George Pavey, our Chief Financial Officer; and Jean-Fabien Monin, our Chief Administrative Officer.

The loss of our key managers and senior scientists could delay our research and development activities. Laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, new legislation affecting public companies has been passed that, among other things, (i) imposes an annual binding shareholders’ “say on pay” vote with respect to the compensation of executive management, including executive officers and the board of directors; (ii) prohibits severance, advances, transaction premiums and similar payments to executive officers and directors; and (iii) requires companies to specify various compensation-related matters in their articles of association, thus requiring them to be approved by a shareholders’ vote. In addition, the competition for qualified personnel in the biopharmaceutical and pharmaceutical field is intense, and our future success depends upon our ability to attract, retain and motivate highly-skilled scientific, technical and managerial employees. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement business strategy, which could have a material adverse effect on our business.

We expect to expand our development, and regulatory capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience growth in the number of our employees and the scope of our operations. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We may become exposed to costly and damaging liability claims, either when testing our product candidates in the clinic or at the commercial stage; and our product liability insurance may not cover all damages from such claims.

We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing and use of pharmaceutical products. Currently we have no products that have been approved for commercial sale; however, our current and future use of product candidates in clinical studies, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies or others selling such products. Any claims against us, regardless of their merit, could be difficult and costly to defend and could materially adversely affect the market for our product candidates or any prospects for commercialization of our product candidates.

Although the clinical study process is designed to identify and assess potential side effects, it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If any of our product candidates were to cause adverse side effects during clinical studies or after approval of the product candidate, we may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use our product candidates.

We purchase liability insurance in connection with the clinical studies that we undertake in amounts that we consider to be consistent with industry norms. It is possible that our liabilities could exceed our insurance coverage. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for any of our product candidates. However, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

Should any of the events described above occur, this could have a material adverse effect on our business, financial condition and results of operations.

We may seek to obtain orphan drug designation for certain of our product candidates. Orphan drug designation may not ensure that we will enjoy market exclusivity in a particular market, and if we fail to obtain or maintain orphan drug exclusivity for such product candidates, we may be subject to earlier competition and our potential revenue will be reduced.

Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the European Union, the EMA’s Committee for Orphan Medicinal Products, or COMP, grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product or where there is no satisfactory method of diagnosis, prevention, or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages and user-fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity following drug or biological product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

We may not be able to obtain orphan drug designation for any of our product candidates, and even if we do, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Further, even if we obtain orphan drug designation for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

Due to our limited resources and access to capital, we must prioritize development of certain product candidates.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. As such, we are currently primarily focused on the development of ACI-24 and ACI-35 for the treatment of AD. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources away from better opportunities. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the biopharmaceutical industry, in particular for neurological disorders, our business, financial condition and results of operations could be materially adversely affected.

Our research and development activities could be affected or delayed as a result of possible restrictions on animal testing.

Certain laws and regulations require us to test our product candidates on animals before initiating clinical studies in humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means.

To the extent the activities of these groups are successful, our research and development activities may be interrupted, delayed or become more expensive.

Our information technology systems could face serious disruptions that could adversely affect our business.

Our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the internet, face the risk of systemic failure that could disrupt our operations. A significant disruption in the availability of our information technology and other internal infrastructure systems could cause interruptions in our collaborations with our partners and delays in our research and development work. The loss of product development or clinical study data could result in delays in our regulatory approval efforts and significantly increase our costs. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and our development programs and the development of our product candidates could be delayed.

We have never commercialized a product candidate before and may lack the necessary expertise, personnel and resources to successfully commercialize our products on our own or together with suitable partners.

We have never commercialized a product candidate, and we currently have no sales force, marketing or distribution capabilities. To achieve commercial success for our product candidates, we will have to develop our own sales, marketing and supply organization or outsource these activities to a third party.

Factors that may affect our ability to commercialize our product candidates on our own include recruiting and retaining adequate numbers of effective sales and marketing personnel, obtaining access to or persuading adequate numbers of physicians to prescribe our drug candidates and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing organization requires significant investment, is time-consuming and could delay the launch of our product candidates. We may not be able to build an effective sales and marketing organization. If we are unable to build our own distribution and marketing capabilities or to find suitable partners for the commercialization of our product candidates, we may not generate revenues from them or be able to reach or sustain profitability.

Risks Related to Our Relationships with Third Parties

If we fail to maintain our current strategic relationships with Genentech, Janssen and Piramal, our business, commercialization prospects and financial condition may be materially adversely affected.

We have two partnerships with Genentech. In 2006, we granted Genentech an exclusive, worldwide license for crenezumab. In 2012, we entered into a second partnership to commercialize our anti-tau antibodies for use as immunotherapies. We partner with Janssen to develop and commercialize therapeutic anti-tau vaccines for the treatment of AD and potentially other tauopathies. We also have a diagnostic partnership with Piramal Imaging for a compound from our Morphomer chemical library that binds pathogenic tau for use as a positron emission tomography, or PET, tracer. Genentech has the right to terminate its agreements with us at any time and for any reason upon providing us with a certain amount of notice. After a specified amount of time, Janssen and Piramal will also each have the right to terminate their agreements with us for any reason upon providing us with a certain amount of notice. If Genentech, Janssen or Piramal terminate their respective agreements with us at any time, it could delay or prevent development of our product candidates and materially harm our business, financial condition, commercialization prospects and results of operations.

Good relationships with Genentech, Janssen and Piramal are important for our business prospects. If our relationships with Genentech, Janssen or Piramal were to deteriorate substantially or Genentech, Janssen or Piramal were to challenge our use of their intellectual property or our calculations of the payments we owe under our agreements, our business, financial condition, commercialization prospects and results of operations could be materially adversely affected.

Lastly, our collaboration agreement with Genentech for crenezumab provides Genentech with control over, and responsibility for, the clinical development process, including obtaining regulatory and marketing approvals, manufacturing costs and sales and marketing costs. Our other existing collaboration agreements provide our collaboration partners with similar control over the clinical development process and future collaboration agreements may also relinquish development control to our partners. Genentech or our other current or future collaboration partners may separately pursue competing products, therapeutic approaches or technologies to develop treatments for the diseases targeted by us or our collaborative efforts. Even if our partners continue their contributions to the collaborative agreements to which we are a party, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Our partners may also fail to perform their obligations under the collaboration agreements or may be slow in performing their obligations. Any of these circumstances could result in a material adverse impact on our business, financial condition, commercialization prospectus or results of operations.

We may seek to form additional strategic alliances in the future with respect to our product candidates, and if we do not realize the benefits of such alliances, our business, financial condition, commercialization prospects and results of operations may be materially adversely affected.

Our product development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses and may require expertise, such as sales and marketing expertise, which we do not currently possess. Therefore, in addition to our relationships with Genentech, Janssen and Piramal, we may decide to enter into strategic alliances, or create joint ventures or collaborations with pharmaceutical or biopharmaceutical companies for the further development and potential commercialization of those and other of our product candidates.

We face significant competition in seeking appropriate collaborators. Collaborations are complex and time-consuming to negotiate and document. Any delays in entering into new strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market. We may also be restricted under existing and future collaboration agreements from entering into strategic partnerships or collaboration agreements on certain terms with other potential collaborators. We may not be able to negotiate collaborations on acceptable terms, or at all, for any of our existing or future product candidates and programs because the potential partner may consider that our research and development pipeline is insufficiently developed to justify a collaborative effort, or that our product candidates and programs do not have the requisite potential to demonstrate safety and efficacy in the target population. If we are unsuccessful in establishing and maintaining a collaboration with respect to a particular product candidate, we may have to curtail the development of that product candidate, reduce the scope of or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of our sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense for which we have not budgeted. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market and generate product revenue. Even if we are successful in establishing a new strategic partnership or entering into a collaboration agreement, we cannot be certain that, following such a strategic transaction or license, we will be able to progress the development and commercialization of the applicable product candidates as envisaged, or that we will achieve the revenues that would justify such transaction, and we could be subject to the following risks, each of which may materially harm our business, commercialization prospects and financial condition:

•	we may not be able to control the amount and timing of resources that the collaboration partner devotes to the product development program;

•	the collaboration partner may experience financial difficulties;

•	we may be required to grant or otherwise relinquish important rights such as marketing, distribution and intellectual property rights;

•	a collaboration partner could move forward with a competing product developed either independently or in collaboration with third parties, including our competitors; or

•	business combinations or significant changes in a collaboration partner’s business strategy may adversely affect our willingness to complete our obligations under any arrangement.

We rely on third parties to conduct our nonclinical and clinical studies and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third-party clinical research organizations, or CROs, to monitor and manage data for our ongoing nonclinical and clinical programs, including the clinical studies of our product candidates. We rely on these parties for execution of our nonclinical and clinical studies and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors are required to comply with current good manufacturing practices, or cGMP, current good clinical practice, or cGCP, and Good Laboratory Practice, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Union and comparable foreign regulatory authorities for all of our product candidates in nonclinical and clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the data generated in our nonclinical and clinical studies may be deemed unreliable and the EMA, FDA, other regulatory authorities may require us to perform additional nonclinical and clinical studies before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that all of our clinical studies comply with cGCP regulations. In addition, our clinical studies must be conducted with products produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical studies, which would delay the regulatory approval process.

If any of our relationships with these third-party CROs terminates, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our on-going nonclinical and clinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements, or for other reasons, our clinical studies may be extended, delayed, or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. CROs may also generate higher costs than anticipated. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We currently rely on third-party suppliers and other third parties for production of our product candidates and our dependence on these third parties may impair the advancement of our research and development programs and the development of our product candidates.

We currently rely on and expect to continue to rely on third parties, for the manufacturing and supply of chemical compounds for the clinical studies of our current and future product candidates. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture of any of our product candidates on a clinical or commercial scale, if any of our product candidates receives regulatory approval. Reliance on third-party providers may expose us to different risks than if we were to manufacture product candidates ourselves. The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other regulatory authorities pursuant to inspections that will be conducted after we submit our NDA or comparable marketing application to the FDA or other regulatory authority. We do not have control over a supplier’s or manufacturer’s compliance with these laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Any failure to achieve and maintain compliance with these laws, regulations and standards could subject us to the risk that we may have to suspend the manufacturing of our product candidates or that obtained approvals could be revoked, which would adversely affect our business and reputation.

Third-party providers may breach agreements they have with us because of factors beyond our control. Contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel. They may also terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially at a time that is costly or otherwise inconvenient for us. If we were unable to find adequate replacement or another acceptable solution in time, our clinical studies could be delayed or our commercial activities could be harmed.

In addition, the fact that we are dependent on our suppliers and other third parties for the manufacture, storage and distribution of our product candidates means that we are subject to the risk that our product candidates and, if approved, commercial products may have manufacturing defects that we have limited ability to prevent or control. The sale of products containing such defects could result in recalls or regulatory enforcement action that could adversely affect our business, financial condition and results of operations.

Growth in the costs and expenses of components or raw materials may also adversely influence our business, financial condition and results of operations. Supply sources could be interrupted from time to time and, if interrupted, we cannot be certain that supplies could be resumed (whether in part or in whole) within a reasonable timeframe and at an acceptable cost or at all. Our current and anticipated future dependence upon others for the manufacturing of our current and future product candidates may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

Our collaboration arrangements with our strategic partners may make us an attractive target for potential acquisitions under certain circumstances.

Under certain circumstances, due to the structure of our collaboration arrangements with our strategic partners, our strategic partners may prefer to acquire us rather than paying the milestone payments or royalties under the collaboration arrangements, which may bring additional uncertainties to our business development and prospects. For example, under our collaboration arrangements with Genentech and Janssen, we may become entitled to substantial milestone payments and royalties. As a result, rather than paying the milestone payments or royalties, Genentech or Janssen, or one of their affiliates including Roche or Johnson & Johnson, may choose to acquire us.

Risks Related to Intellectual Property

We may not have sufficient patent terms to effectively protect our products and business.

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Although various extensions or adjustments may be available, such as adjustments based on certain delays caused by the United States Patent and Trademark Office, or the USPTO, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours or otherwise provide us with a competitive advantage. Even if patents covering our product candidates are obtained and unchallenged, once the patent life has expired for a product, we may be open to competition from generic medications.

While patent term extensions under the Hatch-Waxman Act, in the United States and under supplementary protection certificates in Europe may be available to extend the patent exclusivity term for our products, we cannot provide any assurances that any such patent term extension will be obtained and, if so, for how long. The Hatch-Waxman Act permits a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. However, we may not be granted any extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, such result could have a material adverse effect on our business.

We and Genentech are parties to interference proceedings with AbbVie that relate to crenezumab, and we may be involved in other proceedings or lawsuits to protect or enforce our patents or the patents of our licensors, any of which could be expensive, time consuming, and unsuccessful, and may ultimately result in our loss of ownership of intellectual property.

Competitors may infringe our patents or the patents of our licensors. To counter such infringement, we may be required to file claims against those competitors, which can be expensive and time-consuming. If we or one of our licensing or collaboration partners were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid or unenforceable, or that we infringe the defendant’s patents. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. In addition, third parties may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter partes review, derivation proceedings and equivalent proceedings in foreign jurisdictions. The outcome following legal assertions of invalidity and unenforceability is unpredictable. Such proceedings or patent litigations could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover our product candidates or otherwise provide any competitive advantage. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which the patent examiner and we or our licensing or collaboration partners were unaware during prosecution. A court may also refuse to stop a third party from using the technology in question on the grounds that our patents do not cover that technology. An adverse result in any proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly, which could have a material adverse effect on our business and financial condition.

Interference proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could require us or our collaboration partners to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be materially harmed if the prevailing party does not offer us or our collaboration partners a license on commercially reasonable terms or at all. For example, we and Genentech are parties to an interference proceeding with AbbVie, Inc. before the USPTO. The interference involves two of our U.S. patents that relate to crenezumab and a U.S. patent application owned by AbbVie. In addition, two opposition proceedings are pending before the European Patent Office involving us, Genentech and AbbVie. In one proceeding, we and Genentech filed an opposition against a European patent issued to AbbVie. In the second proceeding, AbbVie filed an opposition against our issued European patent, which relates to crenezumab. See “Business—Legal Proceedings—Patent Proceedings” for additional information. If we and Genentech are unsuccessful in any of these pending proceedings, we may lose our ownership of intellectual property or our patents may be narrowed or invalidated. There can be no assurance as to the outcome of the interference and opposition proceedings, and any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations or prospects.

Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce the funds necessary to continue our clinical studies, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market. We may not be able to prevent, alone or with our licensors or collaboration partners, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, decisions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common shares.

If we or our collaboration partners are unable to obtain and maintain effective patent rights for our technologies, product candidates or any future product candidates, or if the scope of the patent rights obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our products and technology may be adversely affected.

We rely upon a combination of patents, trade secret protection, and confidentiality agreements to protect the intellectual property related to our technologies and product candidates. Our success depends in large part on our and our collaboration partners’ ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technologies and product candidates.

We have sought to protect our proprietary position by filing patent applications in the United States and abroad related to any of our novel technologies and products that are important to our business. This process is expensive, time consuming, and complex, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner or in all jurisdictions. It is also possible that we will fail to identify patentable aspects of our or our collaboration partners’ research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license to or from third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain unsolved. As a result, the inventorship, issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. The pending or future patent applications that we own or in-license may fail to issue, fail to result in issued patents with claims that cover our product candidates in the United States or in other foreign countries, or fail to effectively prevent others from commercializing competitive technologies and product candidates. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

We may not be aware of all third-party intellectual property rights potentially relating to our technologies or product candidates. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions remain confidential for a period of time after filing, and some remain so until issued. Therefore, we cannot be certain that we were the first to file any patent application related to our product candidates or technologies, or whether we were the first to make the inventions claimed in our owned patents or pending patent applications, nor can we know whether those from whom we license patents were the first to make the inventions claimed or were the first to file.

There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our product candidates, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated, which could allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third party patent rights. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidates, prevent others from designing around our claims or provide us with a competitive advantage. Any of these outcomes could impair our ability to prevent competition from third parties, which may have a material adverse effect on our business.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or our ownership of our patents or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, thereby impairing our ability to protect our technologies and products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming the other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted on September 16, 2011, the United States has moved to a first-to-file system. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether a third party was the first to invent the invention. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by the USPTO administered post grant proceedings, including reexamination proceedings, inter partes review, and derivation proceedings. The effects of these changes on the operation of our business are currently unclear as, among other reasons, the USPTO must still implement various regulations. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

If we are unable to maintain effective proprietary rights for our technologies, product candidates or any future product candidates, we may not be able to compete effectively in our markets.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Because we rely on our advisors, employees and third-party contractors and consultants to research and develop and to manufacture our product candidates, we must, at times, share our intellectual property with them. We seek to protect our intellectual property and other proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, contractors, consultants, collaboration partners, and other third parties. These agreements typically limit the rights of these third parties to use or disclose our confidential information, including our intellectual property and trade secrets. These agreements also typically restrict the ability of third parties to publish data potentially relating to our intellectual property, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with in the future may expect to be granted rights to publish data arising out of such collaboration, provided that we are notified in advance and given the opportunity to delay publication for a limited time period in order for us to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. In the future, we may also conduct joint research and development programs that may require us to share intellectual property under the terms of our research and development or similar agreements. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or other confidential information or proprietary technology and processes or that such agreements will not be breached or that our trade secrets or other confidential information will not otherwise be disclosed. Despite the contractual provisions employed when working with these advisors, employees and third parties, the need to share intellectual property and other confidential information increases the risk that such confidential information becomes known by our competitors, are inadvertently incorporated into the product development of others or are disclosed or used in violation of these agreements.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. Despite our efforts to protect our intellectual property, our competitors may discover our trade secrets through breach of our agreements with third parties, where we may not have adequate remedies for any breach, independent development or publication of information by any of our collaboration partners. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating such trade secrets. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Moreover, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us. A competitor’s discovery of our intellectual property would impair our competitive position and have a material adverse effect on our business.

Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent material disclosure of the intellectual property related to our technologies to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, financial condition and results of operations.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on a patent and patent application are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and patent application. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply with these requirement and we are also dependent on our licensors or collaboration partners to take the necessary action to comply with these requirements with respect to certain of our intellectual property. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

The patent protection and patent prosecution for some of our product candidates is dependent on third parties.

While we normally seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our product candidates, there may be times when the filing and prosecution activities for patents relating to our product candidates are controlled by our licensors or collaboration partners. If any of our future licensing partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering our product candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using, and selling competing products. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensees, our licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution.

If we fail to comply with the obligations in our intellectual property agreements, including those under which we license intellectual property and other rights to or from third parties, or otherwise experience disruptions to our business relationships with our licensees, our licensors and partners, we could lose intellectual property rights that are important to our business.

We are a party to a number of intellectual property license and co-ownership agreements that are important to our business and expect to enter into additional such agreements in the future. Under certain circumstances, the royalties payable to us under these agreements are subject to certain reductions, which may have a materially adverse effect on our business, financial condition, results of operations and prospects. In addition, our existing agreements impose, and we expect that future agreements will impose, various diligence, commercialization, milestone payment, royalty and other obligations on us. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, we may be required to make certain payments to the licensor, we may lose the exclusivity of our license, or the licensor may have the right to terminate the license, in which event we would not be able to develop or market products covered by the license.

Licensing of intellectual property is of critical importance to our business and involves complex legal, business, and scientific issues. Disputes may arise regarding intellectual property subject to a licensing or co-ownership agreement, including:

•	the scope of rights granted under the agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe or otherwise violate intellectual property of the licensor or partner that is not subject to the agreement;

•	the sublicensing of patent and other rights;

•	our diligence, development and commercialization obligations under the agreement and what activities satisfy those obligations;

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors or partners and us and our licensors or collaborators; and

•	the priority of invention of patented technology.

If disputes over intellectual property and other rights that we have licensed or co-own prevent or impair our ability to maintain our current licensing or exclusivity arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

In addition, certain provisions in the agreements under which we currently license intellectual property or technology to and from third parties may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, increase what we believe to be our financial or other obligations under the relevant agreement, or decrease the third party’s financial or other obligations under the relevant agreement, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

Our programs may in the future require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license, maintain or use these proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and the rights to these formulations may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

For example, we sometimes collaborate with U.S. and foreign academic institutions to accelerate our preclinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our applicable product candidate or program.

If we are unable to successfully obtain a license to third-party intellectual property rights necessary for the development of a product candidate or program, we may have to abandon development of that product candidate or program and our business and financial condition could suffer.

Third-party claims of intellectual property infringement may expose us to substantial liability or prevent or delay our development and commercialization efforts.

Our commercial success depends on our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technology without infringing, misappropriating, or otherwise violating the proprietary rights and intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates and technology, including patent infringement lawsuits, interferences, oppositions, reexamination proceedings, inter partes review, derivation proceedings and post grant review before the USPTO and corresponding foreign patent offices.

Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. For example, we are aware of third party patents that may be construed to cover one or more of our product candidates. If these patents are asserted against us or our collaboration partners and either we or our collaboration partners are found to infringe any of these patents, and are unsuccessful in demonstrating that such patents are invalid or unenforceable, then we and our collaboration partners could be required to pay substantial monetary damages or cease further development or commercialization of one or more of our product candidates. There may also be other third-party patents or patent applications with claims to materials, formulations, methods of manufacture, or methods of treatment related to the use or manufacture of our product candidates and technology. Although we generally conduct a freedom to operate search and review with respect to our product candidates, we cannot guarantee that our search and review is complete and thorough, nor can we be sure that we have identified each and every patent and pending application in the United States and abroad that is relevant or necessary to the commercialization of our product candidates or use of our technology.

Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents.

Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of merit. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third party patents are valid, enforceable and infringed, which could materially and adversely affect our ability to commercialize our product candidates or technologies covered by the asserted third party patents. If we are found to infringe a third party’s valid and enforceable intellectual property rights, we could be required to obtain a license from such third party to continue developing, manufacturing and marketing our product candidates and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us and it could require use to make substantial payments to the licensor.

Parties making claims against us may also obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. Any of the foregoing could have a material and adverse effect on our business, financial conditions, results of operations and prospects.

In addition, claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition, results of operations and prospects. There could also be public announcements of the results of hearings, motions, decisions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common shares.

Some of our competitors may have substantially greater resources and more mature and developed intellectual property portfolios than we do and may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. The uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We employ and utilize the services of individuals who were previously employed or provided services to universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s, consultant’s or independent contractor’s former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. In the ordinary course of prosecution and maintenance activities, we determine whether to seek patent protection outside the U.S. and in which countries. This also applies to patents we have acquired or in-licensed from third parties. In some cases, we, or our predecessors in interest or licensors of patents within our portfolio, have sought patent protection in a limited number of countries for patents covering our product candidates. Competitors may use our technologies in jurisdictions where we have not obtained or are unable to adequately enforce patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing, which would have a material adverse effect on our business and financial positions.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement, misappropriation or other violations of our intellectual property and proprietary rights. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to Our Financial Condition and Capital Requirements

We are a clinical-stage company and have a history of operating losses. We anticipate that we will continue to incur losses for the foreseeable future.

We are a clinical-stage biopharmaceutical company. Since 2003, while we have received upfront and milestone payments from our collaboration partners and certain other revenue, we have also incurred significant operating losses. For example, we incurred net losses (defined as net loss attributable to owners of the company) of CHF 11.2 million for the year ended December 31, 2013 and net losses of CHF 9.1 million for the nine months ended September 30, 2014. In addition, we had an accumulated deficit of CHF 35.8 million as at September 30, 2015.

Our losses have resulted principally from research and development expenses and from general business and administrative expenses. We expect to continue to incur significant operating losses in the future as we continue our research and development efforts for our current and future product candidates and seek to obtain regulatory approval and commercialization of such product candidates.

To date, we have financed our operations through private placements of preferred securities, in addition to upfront and milestone payments from our collaboration partners and certain other revenue. We have no products approved for commercialization and have never generated any revenues from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we or our collaboration partners complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenue or royalties from product sales.

While we have generated revenues from upfront and milestone payments related to our collaboration agreements, we have never generated any revenue from product sales and may never be profitable.

While we have generated revenue from upfront and milestone payments related to our collaboration agreements, we have no products approved for commercialization and have never generated any revenue product sales. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and obtain the marketing approvals necessary to commercialize, one or more of our product candidates. We do not anticipate generating revenue from product sales unless and until we or our collaboration partners obtain regulatory approval for, and commercialize, our product candidates. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

•	completing research and clinical development of our product candidates, including we or our collaboration partners, as the case may be, successfully completing a Phase 3 clinical study of crenezumab, a Phase 1/2a clinical study of ACI-24 for AD and a Phase 1b clinical study of ACI-35;

•	obtaining marketing approvals for our product candidates, including crenezumab, ACI-24 for AD or ACI-35, for which we complete clinical studies;

•	developing a sustainable and scalable manufacturing process for any approved product candidates and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate (in amount and quality) products to support clinical development and the market demand for our product candidates, if approved;

•	launching and commercializing product candidates for which we obtain marketing approval, either directly or with a collaborator or distributor;

•	obtaining market acceptance of our product candidates as viable treatment options;

•	addressing any competing technological and market developments;

•	identifying, assessing, acquiring and/or developing new product candidates;

•	negotiating favorable terms in any collaboration, licensing, or other similar arrangements into which we may enter;

•	maintaining, protecting, and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

•	attracting, hiring and retaining qualified personnel.

Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Because of the numerous risks and uncertainties with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Our expenses could increase beyond expectations if we are required by the FDA, the EMA, or other regulatory agencies, domestic or foreign, to change our manufacturing processes, or to perform clinical, nonclinical, or other types of studies in addition to those that we currently anticipate. In cases where we are successful in obtaining regulatory approvals to market one or more of our product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to obtain coverage and reimbursement at any price, and whether we own the commercial rights for that territory. If the number of our addressable patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, or the treatment population is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such products, even if approved. Accordingly, we may not be profitable in the future from the sale of any approved products.

We may be unable to develop and commercialize any of our current or future product candidates and, even if we do, may not achieve profitability in the future. Even if we do achieve profitability in the future, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to be profitable in the future would decrease the value of our company and could impair our ability to raise capital, expand our business or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

Even if this offering is successful, we expect that we will need substantial additional funding before we can expect to become profitable from sales of our products. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We are currently advancing our product candidates through clinical development, either together with a collaboration partner (crenezumab and ACI-35) or independently (ACI-24 for AD). We expect our research and development expenses to continue to increase in connection with our ongoing activities, particularly as we and/or our collaboration partners continue our ongoing studies and initiate new studies of crenezumab, ACI-24 for AD and ACI-35 and initiate preclinical and clinical development of our other product candidates. As at September 30, 2015, our cash and cash equivalents were CHF 53.7 million, or CHF 80.8 million after giving effect to the Series E Private Placement. We currently believe that our existing capital resources, not including potential milestone payments and the proceeds we receive from this offering, but including the proceeds we received from the Series E Private Placement, will be sufficient to meet our projected operating requirements for at least through the end of fiscal year         . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our pre-clinical and clinical studies and other related activities;

•	the cost of manufacturing clinical supplies and establishing commercial supplies of our existing product candidates and any other products we may develop;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish in the future, as well as our existing such arrangements, including any required milestone and royalty payments thereunder;

•	the emergence of competing technologies or other adverse market developments; and

•	the potential cost and timing of managing and protecting our portfolio of intellectual property.

We expect that we will require additional capital to commercialize our product candidates. If we receive regulatory approval for our current and future product candidates, and if we have not already licensed such product candidate to a collaboration partner and if we choose to commercialize such product candidate independently, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also expect to incur additional costs associated with operating as a public company following this offering. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our intellectual property or future revenue streams.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, grants and license and development agreements in connection with collaborations. We do not have any committed external source of funds. In the event we need to seek additional funds, we may raise additional capital through the sale of equity, convertible debt or other securities. In such an event, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to grant or otherwise relinquish valuable rights to our intellectual property or future revenue streams. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our ability to use tax loss carryforwards in Switzerland may be limited.

As of December 31, 2014, we reported tax loss carryforwards from financial years 2007 until 2014 for purposes of Swiss corporate income tax in the aggregate amount of CHF 49.3 million that could be available to offset future taxable income. If not used, these tax losses will expire seven years after the year in which they were incurred. Due to our limited income, there is a high risk that the tax loss carryforwards will expire partly or entirely.

Exchange rate fluctuations or abandonment of the euro currency may materially affect our results of operations and financial condition.

Under our existing agreements, we receive a significant amount of payments in USD, Swiss Francs and euro. As a result, changes and fluctuations in currency exchange rates between the Swiss Franc and other currencies, especially the USD and euro could have a materially adverse effect on our operating results. Since our reporting currency is the Swiss Franc, financial line items are converted into Swiss Francs at the applicable exchange rates. We also expect that in the future, a significant portion of our revenues and expenses will be denominated in Swiss Franc, USD and euro. Therefore, unfavorable developments in the value of the Swiss Franc as compared to the euro or any other currency could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Regulatory Environment

We cannot give any assurance that any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized.

Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize one or more product candidates. We currently have one product candidate that has completed Phase 2 clinical studies. Enrollment in Phase 3 clinical studies of crenezumab initiated by our collaboration partner Genentech is expected to begin in the first quarter of 2016, but may be delayed and no assurance is given that the studies will begin on that time frame. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates.

We cannot be certain that any of our product candidates will be successful in clinical studies or receive regulatory approval. Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

•	the FDA, EMA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical studies;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from nonclinical or clinical studies;

•	the data collected from clinical studies of our product candidates may not be sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States or elsewhere;

•	we may be unable to demonstrate to the FDA, EMA or comparable foreign regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•	the FDA, EMA or other regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, EMA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

We generally plan to seek regulatory approval to commercialize our product candidates in the United States, the European Union and in additional foreign countries where we have commercial rights. To obtain regulatory approval in other countries, we must comply with numerous and varying regulatory requirements of such other countries regarding safety, efficacy, chemistry, manufacturing and controls, clinical studies, commercial sales, pricing, and distribution of our product candidates. Even if we are successful in obtaining approval in one jurisdiction, we cannot ensure that we will obtain approval in any other jurisdictions. Failure to obtain marketing authorization for our product candidates will result in our being unable to market and sell such products, which would materially adversely affect our business, financial conditional and results of operation. If we fail to obtain approval in any jurisdiction, the geographic market for our product candidates could be limited. Similarly, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.

Clinical drug development involves a lengthy and expensive process with uncertain timelines and uncertain outcomes. If clinical studies of our product candidates are prolonged or delayed, we may be unable to obtain required regulatory approvals, and therefore be unable to commercialize our product candidates on a timely basis or at all.

To obtain the requisite regulatory approvals to market and sell any of our product candidates, we must demonstrate through extensive preclinical and clinical studies that our products are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical study process. The results of preclinical and early clinical studies of our product candidates may not be predictive of the results of later-stage clinical studies. For example, the positive results generated to date in clinical studies for our product candidates do not ensure that later clinical studies will demonstrate similar results. Product candidates in later stages of clinical studies may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical studies.

A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical studies due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies. Our future clinical study results may not be successful.

Clinical studies must be conducted in accordance with FDA, EMA and comparable foreign regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and Institutional Review Boards, or IRBs, at the medical institutions where the clinical studies are conducted. In addition, clinical studies must be conducted with supplies of our product candidates produced under cGMP and other requirements. We depend on medical institutions and CROs, to conduct our clinical studies in compliance with cGCP standards. To the extent the CROs fail to enroll participants for our clinical studies, fail to conduct the study to cGCP standards or are delayed for a significant time in the execution of studies, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business.

To date, neither we nor our collaboration partners have completed all clinical studies required for the approval of any of our product candidates. Crenezumab has completed Phase 2 clinical testing, ACI-24 for AD is in a combined Phase 1/2a clinical study, and ACI-35 is in Phase 1b clinical studies. The development of our other product candidates is less advanced and studies have not yet started.

The completion of clinical studies for our clinical product candidates may be delayed, suspended or terminated as a result of many factors, including but not limited to:

•	the delay or refusal of regulators or IRBs to authorize us to commence a clinical study at a prospective study site or changes in regulatory requirements, policies and guidelines;

•	delays or failure to reach agreement on acceptable terms with prospective CROs and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and study sites;

•	delays in patient enrollment and variability in the number and types of patients available for clinical studies;

•	the inability to enroll a sufficient number of patients in studies to ensure adequate statistical power to detect statistically significant treatment effects;

•	negative or inconclusive results, which may require us to conduct additional preclinical or clinical studies or to abandon projects that we expected to be promising;

•	safety or tolerability concerns, which could cause us to suspend or terminate a study if we find that the participants are being exposed to unacceptable health risks;

•	regulators or IRBs requiring that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or safety concerns, among others;

•	lower than anticipated retention rates of patients and volunteers in clinical studies;

•	our CROs or clinical study sites failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, deviating from the protocol or dropping out of a study;

•	delays relating to adding new clinical study sites;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	delays in establishing the appropriate dosage levels;

•	the quality or stability of the product candidate falling below acceptable standards;

•	the inability to produce or obtain sufficient quantities of the product candidate to complete clinical studies; and

•	exceeding budgeted costs due to difficulty in accurately predicting costs associated with clinical studies.

Any delays in completing our clinical studies will increase our costs, slow our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical studies may also ultimately lead to the denial of regulatory approval of our product candidates.

Even if we obtain and maintain approval for our drug candidates from one jurisdiction, we may never obtain approval for our drug candidates in other jurisdictions, which would limit our market opportunities and adversely affect our business.

Sales of our approved drugs will be subject to U.S. and non-U.S. regulatory requirements governing clinical studies and regulatory approval, and we plan to seek regulatory approval to commercialize our drug candidates in the United States, the EEA, and other countries. Clinical studies conducted in one country may not be accepted by regulatory authorities in other countries and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. For example, approval in the United States by the FDA does not ensure approval by the regulatory authorities in other countries or jurisdictions, and similarly approval by a non-U.S. regulatory authority, such as the EMA, does not ensure approval by regulatory authorities in other countries, including by the FDA. However, the failure to obtain approval in one jurisdiction may have a negative impact on our ability to obtain approval elsewhere. Approval processes and regulatory requirements vary among countries and can involve additional drug testing and validation and additional administrative review periods. Even if a drug is approved, the FDA or EMA, as the case may be, may limit the indications for which the drug may be marketed, require extensive warnings on the drug labeling or require expensive and time-consuming clinical studies or reporting as conditions of approval. In many countries outside the United States, a drug candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we intend to charge for a drug is also subject to approval. Regulatory authorities in other countries also have their own requirements for approval of drug candidates with which we must comply prior to marketing in those countries. Obtaining non-U.S. regulatory approvals and compliance with such non-U.S. regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our current and any future drugs, in certain countries. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our drug candidates will be unrealized.

Even if our product candidates obtain regulatory approval, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

If marketing authorization is obtained for any of our product candidates, the product will remain subject to continual regulatory review and therefore authorization could be subsequently withdrawn or restricted. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical studies and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA or a comparable foreign regulatory authority approves any of our product candidates, we will be subject to ongoing regulatory obligations and oversight by regulatory authorities, including with respect to the manufacturing processes, labeling, packing, distribution, adverse event reporting, storage, advertising and marketing restrictions, and recordkeeping and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize such products. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and cGCPs for any clinical studies that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical studies;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect our business, financial condition and results of operations. The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We have conducted and may in the future conduct clinical studies for our drug candidates outside the United States, and the FDA and applicable foreign regulatory authorities may not accept data from such studies.

We have conducted and may in the future choose to conduct one or more of our clinical studies outside the United States, including in Germany, Austria, Denmark, Sweden and Finland. The acceptance of study data from clinical studies conducted outside the United States or another jurisdiction by the FDA or applicable foreign regulatory authority may be subject to certain conditions. In cases where data from foreign clinical studies are intended to serve as the basis for marketing approval in the United States, the FDA will not approve the application on the basis of foreign data alone unless the following are true: the data are applicable to the United States population and United States medical practice; the studies were performed by clinical investigators of recognized competence; and the data are considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical study requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar requirements. In addition, such foreign studies would be subject to the applicable local laws of the foreign jurisdictions where the studies are conducted. There can be no assurance the FDA or applicable foreign regulatory authority will accept data from studies conducted outside of the United States or the applicable jurisdiction. If the FDA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional studies, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our drugs or drug candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and may affect the prices we may set.

In the United States and the European Union, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system. These changes could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any products for which we obtain marketing approval.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sale prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost-reduction initiatives and other provisions of this legislation could decrease the coverage and price that we receive for any approved products. While the Medicare Modernization Act applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors.

More recently, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Health Care Reform Law, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The Health Care Reform Law, among other things, increased rebates a manufacturer must pay to the Medicaid program, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, established a new Medicare Part D coverage gap discount program, in which manufacturers must provide 50% point-of-sale discounts on products covered under Part D and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Further, the new law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance were enacted, which may affect our business practices with health care practitioners.

Moreover, other legislative changes have also been proposed and adopted in the United States since the Health Care Reform Law was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other health care funding, which could have a material adverse effect on our customers and accordingly, our financial operations.

In the European Union, proposed new clinical study regulations will centralize clinical study approval, which eliminates redundancy, but in some cases this may extend timelines for clinical study approvals due to potentially longer wait times. Proposals to require specific consents for use of data in research, among other measures, may increase the costs and timelines for our product development efforts. Austerity measures in certain European nations may also affect the prices we are able to seek if our products are approved, as discussed below.

Both in the United States and in the European Union, legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We do not know whether additional legislative changes will be enacted, or whether the regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be.

We could be subject to liabilities under environmental, health and safety laws or regulations, or fines, penalties or other sanctions, if we fail to comply with such laws or regulations or otherwise incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws, regulations, and permitting requirements, including those governing laboratory procedures, decontamination activities and the handling, transportation, use, remediation, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials or wastes either at our sites or at third party disposal sites. In the event of such contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws, regulations or permitting requirements. Such laws, regulations and requirements are becoming increasingly more stringent and may impair our research, development or production efforts. Failure to comply with these laws, regulations and permitting requirements also may result in substantial fines, penalties or other sanctions.

Our relationships with customers and payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which, if violated, could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, primarily in the United States, that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable healthcare laws and regulations, include the following:

•	the U.S. healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under U.S. government healthcare programs such as Medicare and Medicaid;

•	the U.S. False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the transparency requirements under the Health Care Reform Law require manufacturers of drugs, devices, biologics and medical supplies to report to the U.S. Department of Health and Human Services information related to payments and other transfers of value made by such manufacturers to physicians and teaching hospitals, and ownership and investment interests held by physicians or their immediate family members; and

•	analogous laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under the U.S. federal Anti-Kickback Statute, it is possible that some of our future business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, the Health Care Reform Law, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. Moreover, the Health Care Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from U.S. government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business with are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Risks from the improper conduct of employees, agents, contractors, or collaborators could adversely affect our reputation and our business, prospects, operating results, and financial condition.

We cannot ensure that our compliance controls, policies, and procedures will in every instance protect us from acts committed by our employees, agents, contractors, or collaborators that would violate the laws or regulations of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy laws and regulations. Such improper actions could subject us to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact our ability to conduct business, operating results, and reputation.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA or EMA regulations, to provide accurate information to the FDA or the EMA or intentional failures to report financial information or data accurately or to disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to our reputation. We will adopt a code of conduct in connection with this offering, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Our business activities may be subject to the Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery and anti-corruption laws.

Our business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate, including the U.K. Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the health care providers who prescribe pharmaceuticals are employed by their government, and the purchasers of pharmaceuticals are government entities; therefore, our dealings with these prescribers and purchasers are subject to regulation under the FCPA. Recently the Securities and Exchange Commission, or SEC, and Department of Justice have increased their FCPA enforcement activities with respect to pharmaceutical companies. There is no certainty that all of our employees, agents, contractors, or collaborators, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, the closing down of our facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, prospects, operating results, and financial condition.

Risks Related to this Offering and our Common Shares

The price of our common shares may be volatile and may fluctuate due to factors beyond our control.

The share prices of publicly traded emerging biopharmaceutical and drug discovery and development companies have been highly volatile and are likely to remain highly volatile in the future. The market price of our common shares may fluctuate significantly due to a variety of factors, including:

•	positive or negative results of testing and clinical studies by us, strategic partners, or competitors;

•	delays in entering into strategic relationships with respect to development and/or commercialization of our product candidates or entry into strategic relationships on terms that are not deemed to be favorable to us;

•	technological innovations or commercial product introductions by us or competitors;

•	changes in government regulations;

•	developments concerning proprietary rights, including patents and litigation matters;

•	public concern relating to the commercial value or safety of any of our product candidates;

•	financing or other corporate transactions;

•	publication of research reports or comments by securities or industry analysts;

•	general market conditions in the pharmaceutical industry or in the economy as a whole; or

•	other events and factors beyond our control.

In addition, the stock market in general has recently experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies. Broad market and industry factors may materially affect the market price of companies’ stock, including ours, regardless of actual operating performance.

There was no public market for our common shares prior to this offering, and an active market in our common shares may not develop in which investors can resell our common shares.

Prior to this offering there was no public market for our common shares. We cannot predict the extent to which an active market for our common shares will develop or be sustained after this offering, or how the development of such a market might affect the market price for our common shares. The initial public offering price of our common shares in this offering was agreed between us and the underwriters based on a number of factors, including market conditions in effect at the time of this offering, which may not be indicative of the price at which our common shares will trade following completion of this offering. Investors may not be able to sell their common shares at or above the initial public offering price.

Certain of our existing shareholders will continue to be able to exercise significant control over us, and your interests may conflict with the interests of our existing shareholders.

Following completion of this offering, our existing shareholders are expected to own approximately     % of our common shares. Depending on the level of attendance at our general meetings of shareholders, these shareholders may be in a position to determine the outcome of decisions taken at any such general meeting. To the extent that the interests of these shareholders may differ from the interests of the company’s other shareholders, the latter may be disadvantaged by any action that these shareholders may seek to pursue. Among other consequences, this concentration of ownership may have the effect of delaying or preventing a change in control and might therefore negatively affect the market price of our common shares.

Future sales, or the possibility of future sales, of a substantial number of our common shares could adversely affect the price of our common shares.

Future sales of a substantial number of our common shares, or the perception that such sales will occur, could cause a decline in the market price of our common shares. Following the completion of this offering, we will have         common shares outstanding (assuming no exercise of the underwriters’ over-allotment option) based on         common shares outstanding as at September 30, 2015 and             additional common shares issuable upon the automatic conversion of all of our outstanding preferred shares into common shares. This includes the common shares in this offering, which may be resold in the public market immediately upon the closing of this offering without restriction, unless purchased by our affiliates. Approximately     % of the common shares outstanding are expected to be held by affiliates (or     % if existing investors, executives and directors purchase all the shares they have indicated an interest in purchasing in this offering). All of these common shares will be subject to the lock-up agreements described in the “Underwriting” section of this prospectus. If, after the end of such lock-up agreements, these shareholders sell substantial amounts of common shares in the public market, or the market perceives that such sales may occur, the market price of our common shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected. We also entered into a registration rights agreement in connection with the Series E Private Placement with certain of our existing shareholders and certain investors in the Series E Private Placement pursuant to which we agreed under certain circumstances to file a registration statement to register the resale of the common shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such common shares. In addition, following the completion of this offering, we intend to cease any new grants under our existing equity incentive plans and to adopt a new omnibus equity incentive plan under which we would have the discretion to grant a broad range of equity-based awards to eligible participants. We intend to register all common shares that we may issue under this equity compensation plan. Once we register these common shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus. If a large number of our common shares or securities convertible into our common shares are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common shares and impede our ability to raise future capital.

If you purchase common shares in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common shares is substantially higher than the as adjusted net tangible book value per common share. Therefore, if you purchase common shares in this offering, you will pay a price per common share that substantially exceeds our as adjusted net tangible book value per common share after this offering. To the extent outstanding options are exercised, you will incur further dilution. Based on the initial public offering price of $             per common share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of CHF              ($            ) per common share, representing the difference between our as adjusted net tangible book value per common share after giving effect to this offering and the initial public offering price. In addition, purchasers of common shares in this offering will have contributed approximately     % of the aggregate price paid by all purchasers of our common shares but will own only approximately     % of our common shares outstanding after this offering. See “Dilution.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not expect to pay dividends in the foreseeable future.

We have not paid any dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend that any earnings will be reinvested in our business and that dividends will not be paid until we have an established revenue stream to support continuing dividends. The proposal to pay future dividends to shareholders will in addition effectively be at the discretion of our board of directors after taking into account various factors including our business prospects, cash requirements, financial performance and new product development. In addition, payment of future dividends is subject to certain limitation pursuant to Swiss law or by our articles of association. See “Description of Share Capital and Articles of Association.” Accordingly, investors cannot rely on dividend income from our common shares and any returns on an investment in our common shares will likely depend entirely upon any future appreciation in the price of our common shares.

We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.

We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our company, our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court. Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought in Lausanne, Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively in Lausanne, Switzerland. See “Description of Share Capital and Articles of Association” and “Comparison of Delaware Law and Swiss Law.”

The shareholders’ resolution regarding the authorized share capital increase may be challenged.

This offering is based upon and subject to a resolution regarding the authorized share capital increase that was approved by the shareholders at the shareholders’ meeting held on October 21, 2015. As with all share capital increases in Switzerland, the registration of the capital increase in the commercial register of the Canton of Zurich may be blocked by a shareholder and, therefore, prevent or delay the completion of this offering.

Our common shares are issued under the laws of Switzerland, which may not protect investors in a similar fashion afforded by incorporation in a U.S. state.

We are organized under the laws of Switzerland. A further summary of applicable Swiss company law is contained in this prospectus, see “Description of Share Capital and Articles of Association” and “Comparison of Delaware Law and Swiss Law.” However, there can be no assurance that Swiss law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the U.S., which could adversely affect the rights of investors.

Our status as a Swiss corporation may limit our flexibility with respect to certain aspects of capital management and may cause us to be unable to make distributions without subjecting our shareholders to Swiss withholding tax.

Swiss law allows our shareholders to authorize share capital that can be issued by the board of directors without additional shareholder approval. This authorization is limited to 50% of the existing registered share capital and must be renewed by the shareholders every two years. Additionally, subject to specified exceptions, Swiss law grants preemptive rights to existing shareholders to subscribe to any new issuance of shares. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as the laws of some other jurisdictions. Swiss law also reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided substantial benefits to our shareholders.

Under Swiss law, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits from previous fiscal years, or if the corporation has distributable reserves, each as evidenced by its audited statutory balance sheet. Freely distributable reserves are generally booked either as “free reserves” or as “capital contributions” (apports de capital, contributions received from shareholders) in the “reserve from capital contributions.” Distributions may be made out of registered share capital—the aggregate par value of a company’s registered shares—only by way of a capital reduction. Upon completion of this offering, we expect the Company to have CHF             of qualifying capital contributions and CHF             of registered share capital on its audited statutory balance sheet. We expect the aggregate of these amounts (less the minimum registered share capital of CHF 100,000) to represent the amount available for future dividends or capital reductions on a Swiss withholding tax-free basis. We will not be able to pay dividends or make other distributions to shareholders on a Swiss withholding tax-free basis in excess of that amount unless the Company increases its share capital or its reserves form capital contributions. We would also be able to pay dividends out of distributable profits or freely distributable reserves but such dividends would be subject to Swiss withholding taxes. There can be no assurance that we will have sufficient distributable profits, free reserves, reserves from capital contributions or registered share capital to pay a dividend or effect a capital reduction, that our shareholders will approve dividends or capital reductions proposed by us or that we will be able to meet the other legal requirements for dividend payments or distributions as a result of capital reductions.

Generally, Swiss withholding tax of 35% is due on dividends and similar distributions to our shareholders, regardless of the place of residency of the shareholder, unless the distribution is made to shareholders out of (i) a reduction of par value or (ii) assuming certain conditions are met, qualifying capital contributions accumulated on or after January 1, 1997. A U.S. holder that qualifies for benefits under the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, which we refer to as the “U.S.-Swiss Treaty,” may apply for a refund of the tax withheld in excess of the 15% treaty rate (or in excess of the 5% reduced treaty rate for qualifying corporate shareholders with at least 10% participation in our voting stock, or for a full refund in the case of qualified pension funds). There can be no assurance that we will have sufficient qualifying capital contributions to pay dividends free from Swiss withholding tax, or that Swiss withholding rules will not be changed in the future. In addition, we cannot provide assurance that the current Swiss law with respect to distributions out of qualifying capital contributions will not be changed or that a change in Swiss law will not adversely affect us or our shareholders, in particular as a result of distributions out of qualifying capital contributions becoming subject to additional corporate law or other restrictions. There are currently motions pending in the Swiss Parliament that purport to limit the distribution of qualifying capital contributions. In addition, over the long term, the amount of par value available to us for par value reductions or qualifying capital contributions available to us to pay out as distributions is limited. If we are unable to make a distribution through a reduction in par value or out of qualifying capital contributions, we may not be able to make distributions without subjecting our shareholders to Swiss withholding taxes.

Under present Swiss tax laws, repurchases of shares for the purposes of cancellation are treated as a partial liquidation subject to 35% Swiss withholding tax on the difference between the repurchase price and the par value except, since January 1, 2011, to the extent attributable to qualifying capital contributions (apports de capital) if any, and to the extent that, the repurchase of shares is out of retained earnings or other taxable reserves, the Swiss withholding becomes due. No partial liquidation treatment applies and no withholding tax is triggered if the shares are not repurchased for cancellation but held by the Company as treasury shares. However, should Company not resell such treasury shares within six years, the withholding tax becomes due at the end of the six year period.

U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or members of our board of directors.

We are organized under the laws of Switzerland and our registered office and domicile is located in Ecublens, near Lausanne, Switzerland. Moreover, a number of our directors and executive officers and a number of directors of each of our subsidiaries are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on International Private Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result is incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•	the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;

•	the judgment of such non-Swiss court has become final and non-appealable;

•	the judgment does not contravene Swiss public policy;

•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

•	no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

Our status as a Swiss corporation means that our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. While our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the issued share capital at the time of the authorization. The authorization, furthermore, has a limited duration of up to two years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in our articles of association, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different categories of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders. See “Description of Share Capital and Articles of Association” and “Comparison of Delaware Law and Swiss Law.”

Swiss law restricts our ability to pay dividends.

The proposal to pay future dividends to shareholders will effectively be at the discretion of our board of directors and shareholders after taking into account various factors including our business prospects, cash requirements, financial performance and new product development. In addition, payment of future dividends is subject to certain limitation pursuant to Swiss law or by our articles of association. See “Description of Share Capital and Articles of Association.” Accordingly, investors cannot rely on dividend income from our common shares and any returns on an investment in our common shares will likely depend entirely upon any future appreciation in the price of our common shares. Dividends paid on our common shares are subject to Swiss federal withholding tax, except if paid out of reserves from capital contributions (“apports de capital”). See “Taxation—Swiss Tax Considerations” for a summary of certain Swiss tax consequences regarding dividends distributed to holders of the our common shares.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Swiss laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and as permitted by the listing requirements of NASDAQ, we will rely on certain home country governance practices rather than the corporate governance requirements of NASDAQ.

We will be a foreign private issuer as of the effective date of this registration statement. As a result, in accordance with NASDAQ Listing Rule 5615(a)(3), we will comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of NASDAQ. Swiss law does not require that a majority of our board of directors consist of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to NASDAQ Listing Rule 5605(b)(1). In addition, we will not be subject to NASDAQ Listing Rule 5605(b)(2), which requires that independent directors must regularly have scheduled meetings at which only independent directors are present.

Although Swiss law also requires that we adopt a compensation committee, we will follow home country requirements with respect to such committee and our compensation, nomination and governance committee will also be tasked with certain director nomination and governance responsibilities as described under “Management—Committees of the Board of Directors.” As a result, our practice will vary from the requirements of NASDAQ Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees, and from the independent director oversight of director nominations requirements of NASDAQ Listing Rule 5605(e).

Furthermore, in accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Our practice thus varies from the requirement of NASDAQ Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock. Our articles of association provide for an independent proxy holder elected by our shareholders, who may represent our shareholders at a general meeting of shareholders, and we must provide shareholders with an agenda and other relevant documents for the general meeting of shareholders. However, Swiss law does not have a regulatory regime for the solicitation of proxies and company solicitation of proxies is prohibited for public companies in Switzerland, thus our practice will vary from the requirement of NASDAQ Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. In addition, we have opted out of shareholder approval requirements for the issuance of securities in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements. To this extent, our practice varies from the requirements of NASDAQ Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association.” As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as at June 30, 2016 (the end of our second fiscal quarter in the fiscal year after this offering), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2017. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an “emerging growth company,” we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an “emerging growth company” in our initial registration statement we are required to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile.

As a result of being a public company we will incur additional costs and we may not manage to comply with our internal control procedures and corporate governance structures.

As a public company, we will incur additional legal, insurance, accounting and other expenses that we did not incur as a private company. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligation under the securities laws. However, if our efforts to comply with evolving laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us. This could have a material adverse impact on our business, financial condition and results of operations.

In connection with the audit of our financial statements as at and for the year ended December 31, 2014, we and our independent registered public accounting firm have identified a material weakness in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our shares may be adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Further, our reporting obligations as a public company will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future. In connection with our preparation and the audit of our financial statements as at and for the year ended December 31, 2014, we and our independent registered public accounting firm have identified a material weakness as defined under the Exchange Act and by the U.S. Public Company Accounting Oversight Board, or PCAOB, in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. The material weakness identified relates specifically to the accounting for and disclosure of non-routine and complex accounting transactions and the related internal controls and processes supporting these areas. In light of the material weakness that was identified, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting in accordance with PCAOB standards, additional control deficiencies may have been identified.

Once public, we will be subject to reporting obligations under U.S. securities laws and the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2016. If we fail to remediate the material weakness identified above, our management may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of our shares due to a loss of investor confidence in the reliability of our reporting processes.

We have begun taking measures and plan to continue to take measures to remediate this material weakness. However, the implementation of these measures may not fully address this material weakness in our internal control over financial reporting, and therefore we would not be able to conclude that it has been fully remedied. Our failure to correct this material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our shares, may be materially and adversely affected.

If in the future we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. As discussed above, in connection with the audits of our financial statements as and at the year ended December 31, 2014, we have identified a material weakness in our internal control over financial reporting. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue and cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common shares.

We will be required to disclose changes made in our internal controls and procedures and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an “emerging growth company” for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common shares and our trading volume could decline.

The trading market for our common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or too few securities or industry analysts commence coverage of our company, the trading price for our common shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, the price of our common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause the price of our common shares and trading volume to decline.

Although we believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in 2014 and we do not expect to be a PFIC in the immediately foreseeable future, if we were a PFIC U.S. shareholders may be subject to adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of passive income or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our business plan and certain estimates and projections, including as to the relative values of our assets, we do not believe that we were a PFIC for our 2014 taxable year and do not expect to be a PFIC in the immediately foreseeable future. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2015 or any future years is uncertain because, among other things, (i) we currently own, and will own after the completion of this offering, a substantial amount of passive assets, including cash, and (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds common shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds common shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to take a qualified electing fund (“QEF”) election that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC.

For further discussion, see “Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:

•	The success of our and our collaboration partners’ clinical studies, and our and their ability to obtain regulatory approval and to commercialize crenezumab, ACI-24 for AD and ACI-35;

•	The ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;

•	Our Morphomer and SupraAntigen proprietary technology platforms and their success in building additional product candidates for our pipeline;

•	The identification of serious adverse, undesirable or unacceptable side effects related to our product candidates;

•	Our ability to maintain our current strategic relationships with our collaboration partners;

•	Failure to protect our, and not infringe on third parties’, intellectual property rights throughout the world;

•	Our ability to raise capital when needed in order to continue our product development programs or commercialization efforts;

•	The FDA’s and applicable foreign regulatory authorities’ acceptance of data from studies we conduct outside the United States in the future;

•	Our foreign private issuer status, the loss of which would require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses;

•	Our incorporation in Switzerland, the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the United States; and

•	The other risk factors discussed under “Risk Factors.”

These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

MARKET AND INDUSTRY DATA

This prospectus contains industry, market and competitive position data that are based on industry publications and studies conducted by third parties as well as our own internal estimates and research. These industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications, third-party studies and our internal research is reliable and that the definition of our market and industry is appropriate, you are cautioned not to give undue weight to this information.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of         common shares in this offering will be approximately $         million at an assumed initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds will be approximately $         million, after deducting the underwriting discount and estimated offering expenses payable by us. In addition, we received gross proceeds of approximately $30.0 million from the Series E Private Placement.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) our net proceeds by $         million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, by approximately $         million, assuming the assumed initial public offering price stays the same.

We are undertaking this offering in order to access the public capital markets and to increase our liquidity. At September 30, 2015, we had cash and cash equivalents of CHF 53.7 million, which included a receivable related to milestone payments of CHF 14.0 million received in July 2015 from Genentech in connection with our anti-tau antibody program and crenezumab, respectively. At September 30, 2015, after giving effect to the Series E Private Placement, we would have had cash and cash equivalents of CHF 80.8 million. We intend to use the net proceeds of this offering over the next          years, together with our existing cash and cash equivalents (including the net proceeds from the Series E Private Placement), as follows:

•	approximately $ million to fund our share of the costs for the further development of our therapeutic and diagnostics product candidates under collaboration agreements (anti-tau antibodies and the tau PET tracers) in the next three years, of which approximately $ million will be spent on therapeutic product candidates and of which approximately $ million will be spent on diagnostic product candidates, and we expect these expenditures will take the tau PET tracers into Phase 3 and the anti-tau antibody program into Phase 2;

•	approximately $ million to fund our share of the costs for the further development of ACI-35, our tau vaccine under collaboration with Janssen, and we expect these expenditures will take ACI-35 into Phase 2;

•	approximately $ million for the further development of ACI-24 for AD through the remainder of the Phase 1/2a study and the Phase 2b study and for our ongoing Phase 1 study and a portion of the proposed Phase 2 study of ACI-24 for Down syndrome;

•	approximately $ million for funding our PD-focused programs, including further pre-clinical development, the completion of Phase 1 studies and commencement of Phase 2 studies for our alpha-synuclein diagnostic product candidate as well as further pre-clinical development and the commencement of a Phase 1 clinical study of Morphomer alpha-synuclein, our alpha-synuclein morphomer product candidate;

•	approximately $ million for the further development of non-AD and non-PD programs, including our morphomer tau and glaucoma program for which we intend to commence a Phase 1 study;

•	approximately $ million for new research and development initiatives that are complementary to our existing and planned research initiatives (with the intent to advance these new initiatives through the discovery phase); and

•	the remainder for general corporate purposes.

However, due to the uncertainties inherent in the product development process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. The amount and timing of our actual expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing and success of our ongoing preclinical and clinical studies or preclinical and clinical studies we may commence in the future and the timing of regulatory submissions. As a result, our management will have broad discretion over the use of the net proceeds from this offering, and investors will be relying on our judgment regarding the application of the net proceeds. In addition, we might decide to postpone or not pursue certain preclinical activities or clinical studies if the net proceeds from this offering and our other sources of cash are less than expected.

Pending the use of the proceeds from this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. and Swiss governments. We are likely to convert a substantial amount of the proceeds into CHF shortly after the closing of this offering.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

Under Swiss law, any dividend must be proposed by our board of directors and approved by our shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of incorporation. A Swiss corporation may pay dividends only if it has sufficient distributable profits brought forward from the previous business years (“réserves à libre disposition”) or if it has distributable reserves (“réserves à libre disposition”), each as evidenced by its audited standalone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as “free reserves” (“réserves libres”) or as “reserve from capital contributions” (“apports de capital”). Distributions out of issued share capital, which is the aggregate nominal value of a corporation’s issued shares, may be made only by way of a share capital reduction. See “Description of Share Capital and Articles of Association.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our total capitalization (defined as the sum of total debt and shareholders’ equity) as at September 30, 2015 derived from our unaudited interim financial statements prepared in accordance with IFRS:

•	on an actual basis;

•	on an as adjusted basis to reflect:

(i) the conversion of all shares of our preferred stock outstanding as at September 30, 2015 into an aggregate of 136,248 common shares;

(ii) our issuance and sale of preferred shares in the Series E Private Placement and the conversion of all such shares into an aggregate of 12,453 common shares; and

(iii) the filing and effectiveness of our amended and restated articles of incorporation; and

•	on an as further adjusted basis to further reflect the receipt of the estimated net proceeds from the sale of common shares in this offering at an assumed initial public offering price of $ per share (which is the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated expenses payable by us.

You should read this table in conjunction with our unaudited condensed interim financial statements included in this prospectus as well as “Use of Proceeds,” “Selected Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements included elsewhere in this prospectus.

	As at September 30, 2015
	Actual	As Adjusted	As Further Adjusted(1)
	(in CHF thousands)
Cash and cash equivalents	53,685	80,758

Stockholders’ equity
Common shares nominal value CHF 5.00 per share, 35,034 shares issued and outstanding; shares authorized, shares issued and outstanding, as adjusted; and shares authorized, shares issued and outstanding, as further adjusted	175	919
Preferred shares nominal value CHF 5.00 per share, 136,248 authorized preferred shares, 136,248 preferred shares issued and outstanding; no shares authorized or issued and outstanding, as adjusted or as further adjusted	681	—
Share premium	83,112	110,123
Accumulated (deficit)	(35,816)	(35,816)

Total shareholders’ equity	48,152	75,226

Total capitalization	48,152	75,226

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of as further adjusted cash and cash equivalents, additional paid-in capital, total capitalization and shareholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) as further adjusted cash and cash equivalents, additional paid-in capital, total shareholders’ equity and capitalization by $ million, assuming an initial public offering price of $ per share, after deducting the underwriting discount and estimated offering expenses payable by us

The number of common shares in the table above excludes:

•	of our common shares reserved for future issuance under our new omnibus equity incentive plan that we intend to adopt in connection with this offering; and

•	of our common shares issuable upon the exercise of options outstanding under our existing equity incentive plans as at September 30, 2015 at an exercise price of CHF 36.37 per common share.

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the as adjusted net tangible book value per share of our common shares immediately after this offering and our preferred shares that will automatically convert into our common shares on a one-for-one basis upon the completion of this offering.

Net tangible book value is determined by dividing our total tangible assets less our total liabilities by the number of our common shares outstanding. Our historical net tangible book value as at September 30, 2015 was CHF 48.2 ($49.5) million, or CHF 1,374.45 ($1,412.15), per common share (on a fully diluted basis). Our as adjusted net tangible book value as at September 30, 2015, before giving effect to this offering was CHF 75.2 ($77.3) million, or CHF 409.58 ($420.61) per common share, based on the total number of our common shares outstanding as at September 30, 2015, after giving effect to the conversion of (i) all preferred stock outstanding as at September 30, 2015 into an aggregate of 136,248 common shares and (ii) all shares of our preferred stock issued in the Series E Private Placement into an aggregate of 12,453 common shares.

Dilution per share to new investors represents the difference between the amount per share paid by purchasers of common shares in this offering and the as further adjusted net tangible book value per common share immediately after completion of this offering. After giving effect to our sale of common shares in this offering at an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated expenses payable by us. Our as further adjusted net tangible book value as at September 30, 2015 would have been CHF         ($        ) million, or CHF         ($        ) per share. This represents an immediate increase in as adjusted net tangible book value of CHF         ($        ) per share to existing shareholders and an immediate dilution of CHF         (USD        ) per share to investors participating in this offering, as illustrated in the following table:

	(in USD)	(in CHF)
Assumed initial public offering price per share
Historical net tangible book value per share at September 30, 2015	1,412.15	1,374.45
As adjusted net tangible book value per share at September 30, 2015, before giving effect to this offering but giving effect to the automatic conversion of all outstanding preferred shares, including the preferred shares issued in the Series E Private Placement, into common shares	420.61	409.38
Increase in as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering
As further adjusted net tangible book value per share after giving effect to this offering
Dilution per share to investors participating in this offering

Each $1.00 increase (decrease) in the assumed initial public offering price of $         (CHF        ) per share would increase (decrease) our as further adjusted net tangible book value by approximately $         (CHF        ) million, or approximately $         (CHF        ) per share, and the dilution per share to investors in this offering by approximately $         (CHF        ) per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) our as further adjusted net tangible book value by approximately $         (CHF        ) million, or approximately $         (CHF        ) per share, and decrease the as adjusted dilution per share to investors in this offering by approximately $         (CHF        ) per share, assuming an initial public offering price of $         (CHF         ) per share, after deducting the underwriting discount and estimated offering expenses payable by us. The as further adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters’ over-allotment option is exercised in full, the as further adjusted net tangible book value per share after this offering would be $         (CHF        ) per share, the increase in as further adjusted net tangible book value per share to existing shareholders would be $         (CHF        ) per share and the dilution to new investors purchasing shares in this offering would be $         (CHF        ) per share.

The following table presents, on an as further adjusted basis described above, the difference between the existing shareholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid, which includes net proceeds received from the issuance of common and preferred stock and cash received from the exercise of stock options.

	Total Shares			Total Consideration (USD)			Total Consideration (CHF)			Average Price per Share (USD)	Average Price per Share (CHF)
	Number	Percent		Amount	Percent		Amount	Percent
Existing stockholders before this offering	183,735		%	116,128		%	111,042		%	632.04	604.36
Investors participating in this offering

Total		100.0%			100.0%			100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $         (CHF         ) per share, would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all shareholders by $         (CHF         ) million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all shareholders by approximately $         (CHF         ) million, assuming an initial public offering price of $         (CHF         ) per share, after deducting the underwriting discount and estimated offering expenses payable by us.

The calculations above are based on             shares outstanding as at September 30, 2015 after giving effect to the conversion of all outstanding shares of preferred stock (including the preferred shares issued in the Series E Private Placement) into common shares and exclude:

•	of our common shares reserved for future issuance under our new omnibus equity incentive plan that we intend to adopt in connection with this offering; and

•	of our common shares issuable upon the exercise of options outstanding under our existing equity incentive plans as at September 30, 2015 at an exercise price of CHF 36.37 per common share.

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional common shares in the future, there will be further dilution to investors participating in this offering.

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in CHF per U.S. dollar. The average rate is calculated by using the average of the U.S. Federal Reserve Bank’s reported exchange rates on each day during a monthly period and on the last day of each month during an annual period. On October 20, 2015, the exchange rate as reported by the U.S. Federal Reserve Bank was CHF 0.9562 to $1.00. In this prospectus, translations from CHF to U.S. dollars were made at the rate of 0.9733 to $1.00, the official exchange rate quoted as at September 30, 2015 by the U.S. Federal Reserve Bank.

	Period-end	Average for Period	Low	High
	(CHF per U.S. dollar)
Years Ended December 31:
2010	0.9369	1.0354	0.9369	1.1614
2011	0.9374	0.8802	0.7296	0.9755
2012	0.9155	0.9331	0.8949	0.9957
2013	0.8904	0.9241	0.8856	0.9814
2014	0.9934	0.9195	0.8712	0.9934
Months Ended:
April 30, 2015	0.9410	0.9595	0.9358	0.9807
May 31, 2015	0.9404	0.9316	0.9146	0.9508
June 30, 2015	0.9346	0.9321	0.9188	0.9467
July 31, 2015	0.9636	0.9547	0.9456	0.9636
August 31, 2015	0.9681	0.9685	0.9347	0.9869
September 30, 2015	0.9733	0.9722	0.9588	0.9797
October 2015 (through October 20, 2015)	0.9562	0.9624	0.9497	0.9772

SELECTED FINANCIAL AND OTHER INFORMATION

The following tables summarize our financial data as at the dates and for the periods indicated. The financial data for the years ended December 31, 2014 and 2013 have been derived from our audited financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and audited in accordance with the standards of the U.S. Public Company Accounting Oversight Board, and included elsewhere in this prospectus.

The financial data as at September 30, 2015 and for the nine months ended September 30, 2015 and 2014 have been derived from our unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as our audited financial statements and include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and operating results as at the dates and for the periods presented. We maintain our books and records in, and our financial statements are prepared and presented in, Swiss Francs, our presentation currency.

Our historical results are not necessarily indicative of the results that may be expected in the future. Our interim financial results for the periods presented are not necessarily indicative of results for a full year or for any subsequent interim period. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements included elsewhere in this prospectus.

Statements of Comprehensive Income

	Nine Months Ended September 30		For the Years Ended December 31,
	2015	2014	2014	2013
	(in CHF thousands except for share and per share data)
Revenue	38,775	4,248	30,269	8,637
Research and development expenses	(11,346)	(11,021)	(16,116)	(17,180)
General and administrative expenses	(3,489)	(2,317)	(3,436)	(2,955)

Operating income / (loss)	23,940	(9,090)	10,717	(11,498)
Finance costs—net	924	22	27	255

Net income / (loss) before tax	24,864	(9,068)	10,744	(11,243)
Income taxes	0	0	0	0

Net income / (loss) for the period	24,864	(9,068)	10,744	(11,243)

Earnings / (loss) per share (basic)(1)	145.44	(53.11)	62.93	(69.25)
Earnings / (loss) per share (fully diluted)(1)	134.12	(50.30)	58.96	(65.84)
Weighted-average number of shares used to compute earnings / (loss) per share basic	170,962	170,725	170,739	162,356
Weighted-average number of shares used to compute earnings / (loss) per share fully diluted	185,390	180,294	182,210	170,758

(1)	Includes preferred shares outstanding as of the dates indicated, and these preferred shares will be converted on a one-for-one basis upon the closing of this offering.

Balance Sheets

	As at September 30	As at December 31,
	2015	2014	2013
	(in CHF thousands)
Cash and cash equivalents	53,685	3,306	11,251
Total assets	55,139	30,296	12,751
Accumulated deficit	(35,816)	(60,445)	(70,092)
Total shareholders’ equity	48,152	23,467	3,931
Total equity and liabilities	55,139	30,296	12,751

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with “Selected Financial and Other Information,” and our financial statements included elsewhere in this prospectus. We present our financial statements in Swiss Francs and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The statements in this discussion regarding industry outlook, our strategy, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We are a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines for prevention, diagnosis and treatment of neurodegenerative diseases associated with protein misfolding. Our lead product candidate is crenezumab, a humanized, monoclonal, conformation-specific anti-Abeta antibody that we developed using our proprietary SupraAntigen platform. Crenezumab is expected to enter Phase 3 clinical studies in early 2016 and we believe it has the potential to become a best-in-class disease-modifying treatment for Alzheimer’s disease, or AD. Genentech, Inc., a wholly owned subsidiary of Roche, or Genentech, is advancing crenezumab for the treatment of AD under a collaboration agreement with us, pursuant to which it is responsible for the clinical development of crenezumab, including the costs associated with seeking and obtaining regulatory and marketing approvals, manufacturing costs and sales and marketing costs. Genentech met with the FDA in October 2014 and again in September 2015 to discuss the Phase 3 study design.

Our two other clinical product candidates, ACI-24 and ACI-35, are being developed using our SupraAntigen platform and target AD through active immunization, where the immune system is stimulated to make its own antibodies against pathological proteins:

•	ACI-24 is our wholly-owned anti-Abeta vaccine candidate currently in a Phase 1/2a study. We expect to complete this study and announce top line results in the second half of 2016. ACI-24 is also being studied in patients with Down syndrome, a population that is at high risk for AD.

•	ACI-35 is an anti-tau vaccine candidate that we are developing under a collaboration agreement with Janssen. We and Janssen are co-developing ACI-35 through the ongoing Phase 1b clinical study, which we expect to be completed in the fourth quarter of 2016. From Phase 2 and onward, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35. We expect Phase 2 clinical studies to begin in 2017.

We are also using our Morphomer platform to develop complementary diagnostic products such as positron emission tomography, or PET, ligands, which are tracers that can directly measure misfolded tau and alpha-synuclein in the brain, to enable early and reliable disease diagnoses.

We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop medicines and diagnostics to target misfolded proteins. These platforms are our engines for generating novel molecules that are designed to bind to their targets with high affinity and conformational specificity, meaning they are enabled to differentiate between misfolded proteins and normally-folded proteins. All of our product candidates and our development programs have been derived from our proprietary platforms.

To date, we have primarily financed our operations through private placements of preferred securities, in addition to upfront and milestone payments from our collaboration partners. We have no products approved for commercialization and have never generated any revenues from product sales. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. It may be several years, if ever, before we or our collaboration partners complete pivotal clinical studies and have a product candidate approved for commercialization and we begin to generate revenue and royalties from product sales. Since our inception, while we have received upfront and milestone payments from our collaboration partners and certain other revenue. We have also incurred significant operating losses. For example, we incurred net losses of CHF 11.2 million for the year ended December 31, 2013 and net losses of CHF 9.1 million for the nine months ended September 30, 2014. In addition, we had an accumulated deficit of CHF 35.8 million as at September 30, 2015.

Strategic Collaborations and Licensing Agreements

Since our inception, we have entered into strategic collaboration agreements with a range of partners covering a number of our product candidates. We entered into a strategic collaboration with Genentech in November 2006 (as amended in May 2015) regarding the development, manufacture and commercialization of crenezumab, and we refer to this agreement as the 2006 Genentech agreement. In June 2012, we entered into an additional strategic collaboration agreement with Genentech regarding the development, manufacture and commercialization of our anti-tau antibodies, and we refer to this agreement as the 2012 Genentech agreement. We expect to capitalize on Genentech’s drug development and regulatory expertise and commercial capabilities to bring our partnered therapeutic products to market. In May 2014, we entered into a collaboration agreement with Piramal Imaging, a leader in imaging agents, covering our tau PET Imaging tracer. In December 2014, we entered into a strategic collaboration agreement with Janssen regarding the development, manufacture and commercialization of ACI-35, an anti-tau vaccine. We expect to capitalize on Janssen and Johnson & Johnson’s extensive regulatory expertise and experience in developing, manufacturing and, if approved, commercializing vaccines to bring ACI-35 to market.

Crenezumab—Collaboration with Genentech

Under the 2006 Genentech agreement, we may become entitled to receive upfront and milestone payments totaling up to approximately $340 million, excluding royalties. We received an upfront payment of $25 million in 2006 and are entitled to various milestone payments based on the achievement of specified development and commercialization milestones. To date, we have received payments totaling $65 million from Genentech, including the $25 million upfront payment and milestone payments totaling $40 million for crenezumab entering into Phase 1, Phase 2 and Phase 3 clinical studies. Under the 2006 Genentech agreement, we are entitled to various regulatory and marketing approval milestone payments. If crenezumab receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes with different royalty rates applicable in the U.S. and Europe. These percentage rates range from the low double-digits to the mid-teens.

The 2006 Genentech agreement also provides for a second indication for which we would be eligible to receive clinical milestone payments payable upon commencement of each of Phase 2 and 3 of clinical development as well as regulatory and marketing milestone payments similar to those applicable to crenezumab. If this second indication receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes at the same rates applicable to crenezumab.

Anti-Tau Antibodies—Collaboration with Genentech

Under the 2012 Genentech agreement, we are entitled to receive upfront and milestone payments in excess of CHF 400 million, excluding royalties. We received an upfront payment of CHF 17 million in 2012 and are entitled to various milestone payments based on the achievement of specified clinical, regulatory and commercialization milestones. To date, we have received payments totaling CHF 31 million from Genentech. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the mid-single digits to low double digits.

The 2012 Genentech agreement also provides for a second indication for which we would be eligible to receive clinical milestone payments payable upon commencement of each of Phase 2 and 3 of clinical development as well as regulatory and marketing milestone payments. If this second indication receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes at the same rates applicable to the lead indication.

Tau PET Imaging Tracer—Collaboration with Piramal Imaging

Under our agreement with Piramal Imaging covering our anti-tau PET imaging agent, we received an upfront payment of €0.5 million in May 2014 and are entitled to various clinical milestone payments totaling up to €7 million based on the achievement of specified development milestones. In addition, we are entitled to further regulatory and sales-based milestones totaling €150.0 million.

ACI-35—Collaboration with Janssen

Under the collaboration agreement with Janssen regarding the development of ACI-35, we may become entitled to receive upfront and milestone payments totaling up to CHF 500 million, plus royalties on sales at a percentage rate ranging from low double digits to mid-teens. To date, we have received an upfront payment of CHF 25.9 million. The total future payments that we would be entitled to under the agreement for clinical milestones amounts to CHF 83.5 million.

Grants

In September 2011, we were included in a research study focused on Huntington’s disease as part of the 7th Framework Program of the European Union under the Marie Currie Actions program. This research study was coordinated by the University of Tübingen and ran over a 3 year period between September 2011 and September 2014. We recognized revenues from this grant on a straight-line basis over the study period.

In February 2015, we were awarded a grant from the Michael J. Fox Parkinson’s Foundation for the further research and development of an alpha-synuclein diagnostic imaging agent. Under the terms of the grant, we retain all rights, results and intellectual property relating to the program. The grant covers research and development work over a 1.5 year period. We recognize revenues from this grant on a straight line basis over the life of the grant.

Financial Operations Overview

Revenue

Given our stage of development, we have not generated any revenue from product sales. Our revenue to date has been derived primarily from four separate collaboration agreements on some of our product candidates in various stages of pre-clinical and clinical developments and a number of research grants we have secured. For collaborations established on programs in pre-clinical stage, we recognize revenue from upfront payments under our collaboration agreements ratably over the term of our estimated period of performance under each agreement. For collaboration agreements on product candidates that are (i) in clinical development, (ii) where the upfront payment reflects a payment for past investments we have made in the development of the product candidate, access to the product candidate, the associated intellectual property and our knowledge, and (iii) where there is no further performance commitment, we recognize the fair value of the upfront payment at the time of entering into the collaboration agreement. For collaboration agreements with product candidates in clinical development but where the conditions described in clauses (ii) and (iii) above are not met, we recognize the upfront payments ratably over the term of our estimated period of performance under each agreement. For all of our collaboration agreements, in addition to receiving upfront payments, we are entitled to milestone and other contingent payments upon achieving pre-defined objectives. Revenue from milestones, if they are non-refundable and deemed substantive, are recognized upon successful accomplishment of the milestones. To the extent that non-substantive milestones are achieved and we have remaining performance obligations, milestones are deferred and recognized as revenue over the estimated remaining period of performance.

Our revenues have experienced significant fluctuations over the past three years as a result of securing new collaboration agreements, the timing of milestone achievement and the size of each milestone payment. We expect that any revenue we generate from our two collaboration agreements with Genentech, our collaboration agreements with each of Janssen and Piramal Imaging, research and development grants, and any future collaboration partners will fluctuate from year to year as a result of the timing and amount of milestones and other payments.

Research and Development Expenses

Research and development expenses comprise direct research costs, including the use of CROs, consultants and experts hired to assist on our research and development activities, consumables used for research and development purposes, employment compensation for our research and development, intellectual property, regulatory affairs, quality control and manufacturing personnel, as well as expenses related to regulatory affairs and quality control. Our research and development costs include the costs associated with our recurrent maintenance costs associated with our portfolio of intellectual property including patents. In addition, research and development expenditures include the depreciation of fixed assets used in research and development.

The largest component of our total operating expenses has historically been, and will continue to be, our investment in research and development activities, including the clinical development of our product candidates. Historically, research and development expenses have represented over 80% of our total annual operating costs. Research and development expenses represent costs incurred to conduct research, such as the discovery and development of our product candidates, as well as development of new product candidates from our SupraAntigen and Morphomer platforms as well as the development of product candidates pursuant to our collaboration agreements with Genentech, Janssen and Piramal Imaging. We recognize all research and development costs as they are incurred. Clinical study costs, contract manufacturing and other development costs incurred by third parties are expensed as the contracted work is performed. At present, our research activities comprise five major areas:

•	AD therapies;

•	Non-AD therapies that are not neuro-orphans therapies;

•	Neuro-orphan disease therapies;

•	Diagnostics; and

•	New discovery projects.

Due to the limited financial resources of the Company, we have historically allocated over 70% of our research and development budget to AD therapies. We expect our research and development expenses to increase substantially in the future and expect to fund a broader number of projects. Specifically, the planned capital raising will impact our research strategy in four key ways:

(i)	we expect to undertake later-stage research and development of our product candidates and, if approved, to take some of those product candidates into commercialization;

(ii)	we will allocate more funding to existing programs to advance the development of these programs;

(iii)	we will increase our research and development efforts on non-AD indications including neuro-orphans; and

(iv)	we will initiate a number of new research initiatives that are complementary to our existing and planned research initiatives.

As a result, research initiatives targeting AD will continue to be the primary focus of our research efforts. However, other indications including PD, selected neuro-orphans and diagnostics are likely to consume an increasing share of the total research and development expenditures.

The table below provides a breakdown of our research and development costs, including direct research and development costs and employment costs, by major development program for the periods covered by this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section. With the exception of ACI-35, research costs that are subject to collaboration agreements (for example, crenezumab for all periods, anti-tau antibodies for the years ended December 31, 2013 and 2014 and the tau PET tracer for the year ended December 31, 2014) typically have a limited amount research expenses since our partners bear most or all of the research and development costs. We have shown below our research and development costs associated with advancing ACI-35, the tau vaccine candidate that is being developed jointly with Janssen, since pursuant to our agreement we are required to provide significant research support for this program until the end of 2016. Our research and development costs for ACI-24 for AD and Down syndrome are expected to increase significantly in the coming years as we fund Phase 2b and Phase 1 clinical studies for ACI-24 in AD and ACI-24 in Down syndrome, respectively. Research and development costs for our alpha-synuclein PET tracer diagnostics program and other new discovery areas are also likely to rise substantially in the coming years.

Detailed Research and Development Expenditures by Major Development Program

	Nine Months Ended September 30,			Year Ended December 31,
	2015	2014	Change	2014	2013	Change
	(in CHF thousands)
Programs subject to collaboration agreements(1)	984	759	225	1,269	772	497
ACI-35	2,241	1,760	481	2,389	2,787	(398)
ACI-24 (for AD and Down syndrome)	845	1,370	(525)	1,918	2,689	(771)
PD (therapeutics and diagnostics)	440	535	(95)	685	172	513
New discovery programs	847	1,513	(666)	2,064	2,846	(782)

Total	5,357	5,937	(580)	8,325	9,266	(941)

(1)	Includes research and development expenditures for crenezumab, anti-tau antibodies and tau PET imaging tracer. Does not include research and development expenditures for ACI-35.

General and Administrative Expenses

General and administrative expenses include personnel costs, expenses for outside professional services, and all other allocated expenses. Personnel costs consist of salaries, cash bonuses, benefits and share-based compensation. Outside professional services consist of legal, accounting and audit services, IT and other consulting fees. Allocated expenses consist of rent expense related to our office and research and development facility. We expect to incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, and those of any national securities exchange on which our securities are then traded (including the NASDAQ on which we intend to list our common shares in connection with this offering), additional insurance expenses, investor relations activities and other administrative and professional services.

Financial Income and Expenses

Financial expenses are bank fees associated with charges levied by banks on foreign payments and foreign exchange transactions.

Interest income consists of interest received from banks on our cash balances. Other financial income relates principally to gains that we have made historically on foreign currency transactions, which arise from the fact that some of our collaboration agreements such as the collaboration agreements with Janssen and Piramal Imaging are in currencies other than Swiss Francs, and selected purchases, which we effect in foreign currencies.

Taxation

We are subject to corporate taxation in Switzerland. In 2005, the Canton of Vaud granted us a ten year tax holiday for all income and capital taxes on a communal and cantonal level commencing in fiscal 2005 and valid through to 2014. In 2005, under a ruling created by the Swiss Federal Government to encourage the creation of new enterprises, we were granted a tax holiday of nine years from inception. Both tax holidays expired on December 31, 2014.

We are also entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As at December 31, 2014, we had tax loss carryforwards totaling CHF 49.3 million. There is no certainty that we will make sufficient profits to avail ourselves of these tax loss carryforwards.

The corporate tax rate in the Canton of Vaud where we are domiciled is currently 22.5% The Canton does from time to time, amend the level of taxation levied on corporations and there is no certainty that the tax rate currently in effect will not change in the future. At present, there are discussions on lowering the corporate tax rate in the Canton of Vaud to below 15% by 2021.

Value Added Tax, or VAT, is charged on all qualifying goods and services by VAT-registered businesses. An amount of 8.0% of the value of the goods or services is added to all sales invoices and is payable to the Swiss tax authorities. Similarly, VAT paid on purchase invoices is reclaimable from the Swiss tax authorities.

Results of Operations

Comparison of the First Nine Months Ended September 30, 2015 and September 30, 2014

Revenue

The following table summarizes our revenues during the first nine months ended September 30, 2015 and 2014:

	Nine Months Ended September 30,
	2015	2014	Change
	(in CHF thousands)
Research collaborations and license revenue	269	4,168	(3,899)
Milestones	38,306	0	38,306
Grant revenue	176	75	101
Other	24	5	19

Total revenues	38,775	4,248	34,527

Total revenues rose to CHF 38.8 million for the nine months ended September 30, 2015 from CHF 4.2 million for the nine months ended September 30, 2014, an increase of CHF 34.5 million. The increase was principally due to revenues recognized in connection with a CHF 14.0 million milestone payment from Genentech pursuant to our collaboration agreement for the anti-tau antibody vaccine and the $25 million milestone payment from Genentech pursuant to our collaboration agreement for crenezumab. Income related to research collaborations declined to CHF 0.3 million in the nine months ended September 30, 2015 from CHF 4.2 million in the nine months ended September 30, 2014. The figure for 2014 includes a portion of the original upfront payment we received in connection with the anti-tau antibody collaboration agreement, which we recognized over a three year period.

Grant revenue totaled CHF 0.2 million for the first nine months of 2015, up CHF 0.1 million from the same period in 2014. The amounts recognized in the nine months ended September 30, 2014 relate to a research grant we had with the University of Tübingen for Huntington’s disease, which expired in 2014. The grant income recorded in our income statement for the nine months ended September 30, 2015 relates to a grant we were awarded by the Michael J. Fox Foundation to conduct research on an alpha-synuclein PET imaging product, which commenced in February 2015 and is expected to run to July 2016.

Research and Development Expenses

The following table summarizes our research and development expenses during the nine months ended September 30, 2015 and 2014:

	Nine Months Ended September 30,
	2015	2014	Change
	(in CHF thousands)
Operating expenses	6,579	6,970	(391)
Salaries and related costs	4,552	3,829	723
Depreciation of tangible fixed assets	215	222	(7)

Total research and development expenses	11,346	11,021	325

Our research and development expenses totaled CHF 11.3 million for the nine months ended September 30, 2015, up CHF 0.3 million from the CHF 11.0 million of research and development expenses incurred in the nine months ended September 30, 2014.

Our research and development operating expenses declined to CHF 6.6 million in the nine months ended September 30, 2015, a decrease of CHF 0.4 million as compared to the nine months ended September 30, 2014 due principally to a reduction in the amount of prepaid supplies. In the first nine months of 2015, salaries and related compensation costs amounted to CHF 4.6 million, which represents a CHF 0.7 million increase over the CHF 3.8 million recorded in the first nine months of 2014. The increase is primarily due to the initial ramp up of joint research activity on ACI-35 with Janssen and higher performance-related bonus payments to our employees.

We expect a significant increase in research and development expenses in the last quarter of 2015. This is due to the fact that we have agreed with Janssen, our partner for ACI-35, to increase the scale and scope of our clinical studies for ACI-35 product candidate. Beyond 2015, we would expect our research and development expenses to continue to rise as we seek to increase the number of projects we are funding into later-stage research and development.

General and Administrative Expenses

The following table summarizes our general and administrative expenses during the nine months ended September 30, 2015 and 2014:

	Nine Months Ended September 30,
	2015	2014	Change
	(in CHF thousands)
Salaries and related costs	2,023	1,006	1,017
Operating expenses	1,466	1,311	155

Total general and administrative expenses	3,489	2,317	1,172

General and administrative expenses rose by CHF 1.2 million to CHF 3.5 million for the nine months ended September 30, 2015. The increase was driven principally by costs associated with us preparing for becoming a public company and seeking to raise capital.

In the first nine months of 2015, salaries and related compensation costs amounted to CHF 1.5 million, which represents a CHF 0.2 million increase over the CHF 1.3 million recorded in the first nine months of 2014. The increase is primarily related to compensation related expenses in the finance function as we prepare for this offering.

Financial Income and Expenses

The following table summarizes our financial income and expenses during the nine months ended September 30, 2015 and 2014:

	Nine Months Ended September 30,
	2015	2014	Change
	(in CHF thousands)
Finance income	891	8	883
Interest income	38	17	21
Finance costs	(5)	(3)	(2)

Total financial (expense) / income	924	22	902

Total financial income rose to CHF 0.9 million for the nine month period ended September 30, 2015, an increase of CHF 0.9 million as compared to the nine month period ended September 30, 2014. The increase was principally due to the positive impact of exchange rate movements of financial assets and payables owed by the Company.

Comparison of the Years Ended December 31, 2014 and 2013

Revenue

The following table summarizes our revenues during the years ended December 31, 2014 and 2013:

	Years Ended December 31,
	2014	2013	Change
	(in CHF thousands)
Sales	0	6	(6)
Collaboration and license revenue	30,179	8,520	21,659
Grant revenue	75	111	(36)
Other	15	0	15

Total revenues	30,269	8,637	21,632

Total revenues rose to CHF 30.3 million for the year ended December 31, 2014 from CHF 8.6 million for the year ended December 31, 2013, an increase of CHF 21.6 million. The increase was principally due to collaboration and license revenues rising to CHF 30.2 million for the year ended December 31, 2014 from CHF 8.5 million for the year ended December 31, 2013. In 2014, we recognized revenue from three collaboration and license agreements including a CHF 25.9 million upfront payment from Janssen in connection with the collaboration agreement on ACI-35 tau vaccine, CHF 3.9 million related to the portion of the upfront fee associated with the Genentech collaboration agreement for our anti-tau antibody started in 2012, and CHF 0.6 million related to the portion of the upfront payment pursuant to our collaboration agreement with Piramal Imaging attributable to this period.

Research and Development Expenses

The following table summarizes our research and development expenses during the years ended December 31, 2014 and 2013:

	Years Ended December 31,
	2014	2013	Change
	(in CHF thousands)
Operating expenses	9,990	11,301	(1,311)
Salaries and related costs	5,828	5,586	242
Depreciation of tangible fixed assets	298	293	5

Total research and development expenses	16,116	17,180	(1,064)

Our research and development expenses declined to CHF 16.1 million for the year ended December 31, 2014 from CHF 17.2 million, a decrease of CHF 1.1 million, as compared to the year ended December 31, 2013.

For the year ended December 31, 2014 our research and development operating costs decreased by CHF 1.3 million to CHF 10.0 million due principally to the transfer of costs within the collaboration with Genentech on the anti-tau antibodies program in 2014 and the collaboration-related costs occurred in 2013.

Our salaries and related costs related to our research and development activities remained relatively stable, rising to CHF 5.8 million in the year ended December 31, 2014 from CHF 5.6 million in the year ended December 31, 2013, a CHF 0.2 million increase. This increase is due to an average increase in base compensation of 1% and a slight increase in stock based compensation.

Our agreement with Janssen requires us to significantly increase our research and development expenses related to the Phase 1b studies for ACI-35. Over a two year period, we have committed to spend over CHF 13.8 million to support the on-going clinical development of ACI-35.

General and Administrative Expenses

The following table summarizes our general and administrative expenses during the years ended December 31, 2014 and 2013:

	Years Ended December 31,
	2014	2013	Change
	(in CHF thousands)
Salaries and related costs	1,999	1,813	186
Operating expenses	1,437	1,142	295

Total general and administrative expenses	3,436	2,955	481

General and administrative expenses were CHF 3.4 million for the year ended December 31, 2014, an increase of CHF 0.5 million from CHF 3.0 million for the year ended December 31, 2013. The increase was primarily due to an increase in operating expenses associated with commencing initial preparations for becoming a public company in the United States.

Financial Income and Expenses

The following table summarizes our financial income and expenses during the years ended December 31, 2014 and 2013:

	Years Ended December 31,
	2014	2013	Change
	(in CHF thousands)
Interest expense and bank fees	(4)	(4)	0
Interest income	22	62	(40)
Net foreign exchange gain / (loss)	9	197	(188)

Total financial (expense) / income	27	255	(228)

Net financial income declined to CHF 27 thousand for the year ended December 31, 2014 from CHF 0.3 million in 2013, a decline of CHF 0.2 million compared to the year ended December 31, 2013. The decline was driven primarily by a reduction in gains related to foreign exchange and a decline in interest income driven by the decrease in our cash balances.

Liquidity and Capital Resources

Our operations have been financed primarily from proceeds from the collaboration and license agreements we have with a number of partners, including Genentech, Janssen and Piramal Imaging, research grants awarded to us and net proceeds from the issuance of preferred shares. At September 30, 2015 we had cash and cash equivalents of CHF 53.7 million. At September 30, 2015, after giving effect to the Series E Private Placement, we would have had cash and cash equivalents of CHF 80.8 million.

Our primary uses of capital are, and we expect will continue to be, research and development expenses, compensation and related expenses, and other operating expenses including rent. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with a number of our product candidates in various stages of clinical development including co-funding ACI-35 to the end of the ongoing Phase 1b clinical study, material increases in spending on ACI-24 in AD to fund a Phase 2b study, ACI-24 in Down syndrome and a number of research initiatives focused on neurodegenerative orphan diseases other than AD.

We plan to continue to fund our operating and capital funding needs through proceeds received from collaboration and licensing agreements and through equity or other forms of financing. We may also consider entering into additional collaboration agreements and or selectively partnering for clinical development and commercialization. The sale of additional equity would result in additional dilution to our shareholders.

Cash Flows

Comparison of the First Nine Months Ended September 30, 2015 and 2014

The following table summarizes our cash flows for the periods indicated:

	Nine Months Ended September 30,		Change
	2015	2014
	(in CHF thousands)
Net cash provided by (used in):
Operating activities	49,659	(13,454)	63,113
Investing activities	(239)	(85)	(154)
Financing activities	42	9,784	(9,742)

Net change in cash and cash equivalents	49,462	(3,755)	53,217

Operating activities

Net cash generated in operating activities was CHF 49.7 million for the nine months ended September 30, 2015 compared with net cash used in operating activities of CHF 13.4 million for the nine months ended September 30, 2014. The significant increase in cash generated from operating activities in the first nine month of 2015 was due to (i) the Company generating a CHF 24.9 million net income in the first nine months of 2015 driven by the anti-tau antibody and crenezumab milestone payments compared with a CHF 9.1 million loss during the same period in 2014, and (ii) receipt in January 2015 of the CHF 25.9 million upfront payment associated with the collaboration with Janssen on ACI-35.

Investing activities

Net cash used in investing activities rose to CHF 0.2 million for the nine months ended September 30, 2015 compared with cash used in investing activities of CHF 0.1 million in the first nine months of 2014.

Financing activities

Net cash provided by financing activities was CHF 42 thousand for the nine months ended September 30, 2015, compared with CHF 9.8 million for the nine months ended September 30, 2014. The 2014 figure contains the proceeds from a CHF 9.9 million capital increase net of expenses associated with the issuance of preferred shares.

Comparison of the Years Ended December 31, 2014 and 2013

The following table summarizes our cash flows for the periods indicated:

	Years Ended December 31,
	2014	2013	Change
	(in CHF thousands)
Net cash provided by (used in):
Operating activities	(17,624)	(19,804)	2,180
Investing activities	(131)	(249)	118
Financing activities	9,801	10,008	(207)

Net change in cash and cash equivalents	(7,954)	(10,045)	2,091

Operating activities

The net cash used in operating activities declined from CHF 19.8 million for the year ended December 31, 2013 to CHF 17.6 million for the year ended December 31, 2014, a decline of CHF 2.0 million. The decline is primarily related to three factors: (i) we generated net income of CHF 10.7 million in the year ended December 31, 2014 compared with a CHF 11.2 million net loss in the year ended December 31, 2013, (ii) a significant increase in other current receivables from CHF 0.2 million at December 31, 2013 to CHF 25.9 million at December 31, 2014, and (iii) a reduction in deferred revenue, which declined from CHF 8.5 million to CHF 3.7 million for the years ended December 31, 2013 and 2014, respectively. The changes discussed in clauses (i) and (ii) above were primarily due to the upfront fee associated with ACI-35 under the collaboration agreement that we signed with Janssen in December 2014, which fee was recognized as revenue in the year ended December 31, 2014 but was not actually paid until January 2015.

Investing activities

Net cash used in investing activities was CHF 0.1 million for the year ended December 31, 2014, compared to CHF 0.2 million for the year ended December 31, 2013. The decrease in net cash used was primarily the result of a deliberate policy in 2014 of reducing investments in fixed assets in the laboratory to a minimum.

Financing activities

Net cash provided by financing activities was CHF 9.8 million for the year ended December 31, 2014, compared with CHF 10.0 million for the year ended December 31, 2013. The decrease was primarily related to higher costs associated with the issuance of new shares.

Operating Capital Requirements and Plan of Operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners obtain regulatory approval of and commercialize our current or any future product candidates. As at September 30, 2015, we had cash balances totaling CHF 53.7 million, a significant increase from the CHF 3.3 million we had as of December 31, 2014. The significant increase is due primarily to (i) receipt of the CHF 25.9 million upfront payment for ACI-35 under the Janssen agreement, and (ii) a total of CHF 38.3 million of cash proceeds from Genentech associated with the milestone payments for the antibodies program and crenezumab collaboration. There can be no certainty as to the exact timing, or in fact whether any future milestone payments will ever be made given that these milestone payments are contingent on clear milestones being reached. Accordingly, assuming we do not receive potential milestone payments and based upon our currently contemplated research and development strategy and expenditures and assuming our receipt of the net proceeds from this offering in the amount of $         (based on the midpoint of the range set forth in the cover of this prospectus), we believe that our existing capital resources (including the proceeds we received from the Series E Private Placement, as described below under “—Subsequent Event—Series E Private Placement”) will be sufficient to meet our projected operating requirements through             .

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development and if we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. Upon closing of this offering, we expect to incur additional costs associated with operating a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations.

If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including but not limited to the following:

•	The scope, rate of progress, results and cost of our pre-clinical and clinical studies and other related activities;

•	The cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;

•	The cost, timing and outcomes of regulatory approvals;

•	The costs and timing of establishing sales, marketing and distribution capabilities;

•	The terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;

•	The emergence of competing technologies or other adverse market developments; and

•	The potential cost and timing of managing and protecting our portfolio of intellectual property.

Internal Control over Financial Reporting

In preparing our financial statements as at and for the year ended December 31, 2014, a material weakness in our internal control over financial reporting was identified, as defined in the SEC guidelines for public companies. The material weakness identified relates specifically to the accounting for and disclosure of non-routine and complex accounting transactions and the related internal controls and processes supporting these areas. As a result, there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis.

We are in the process of implementing improvements and remedial measures in response to these assessments and recommendations, including:

•	assembling a team from our finance department to be responsible for the preparation of financial statements under U.S. Securities laws, including hiring additional qualified personnel as necessary;

•	organizing regular training sessions on IFRS for our finance department in the form of workshops, seminars and newsletters as well as requiring our finance personnel to participate in annual in-house or public IFRS training courses; and

•	setting up an internal audit department to review our internal control processes, policies and procedures to ensure compliance with the Sarbanes-Oxley Act.

Although we are implementing these measures, the implementation of these measures may not fully address this material weakness in our internal control over financial reporting, and we therefore may not be able to conclude that it has been fully remedied.

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition

We have historically generated revenues from funds received under collaboration and license agreements as well as research grants. Revenues from research activities made under collaboration arrangements are recognized when there is persuasive evidence that an arrangement exists, services have been rendered, the price is fixed or determinable and collectability is reasonably assured. Since our inception, we have entered into strategic collaboration agreements with a range of partners covering a number of our product candidates.

For collaborations established on programs in pre-clinical stage, we recognize revenue from upfront payments under our collaboration agreements ratably over the term of our estimated period of performance under each agreement. For collaboration agreements on product candidates that are (i) in clinical development, (ii) where the upfront payment reflects a payment for past investments we have made in the development of the product candidate, access to the product candidate, the associated intellectual property and our knowledge, and (iii) where there is no further performance commitment, we recognize the fair value of the upfront payment at the time of entering into the collaboration agreement. For collaboration agreements with product candidates in clinical development but where the conditions described in clauses (ii) and (iii) are not met, we recognize the upfront payments ratably over the term of our estimated period of performance under each agreement.

We record amounts received prior to satisfying the above revenue recognition criteria as deferred revenue until all applicable revenue recognition criteria are met. Deferred revenue represents the portion of research or license payments received that have not been earned.

Milestones are considered substantive if all of the following conditions are met: (i) the milestone is non-refundable, (ii) achievement of the milestone was not reasonably assured at the inception of the arrangement, (iii) substantive effort is involved to achieve the milestone and (iv) the amount of the milestone appears reasonable in relation to the effort expended, and the other milestones in the arrangement and the related risk associated with the achievement of the milestone and any ongoing research and development or other services are priced at fair value. Such payments that are contingent upon achievement of a substantive milestone are recognized entirely as revenues in the period in which the milestone is achieved. To the extent that non-substantive milestones are achieved and we have remaining performance obligations, milestones are deferred and recognized as revenue over the estimated remaining period of performance. If there are no remaining performance obligations, we recognize the revenue in the period it is earned.

Grants provide funding for certain types of expenditures in connection with research and development activities over a contractually-defined period. Revenue related to grants is recognized in the period during which the related costs are incurred and the related services are rendered, provided that the applicable performance obligations under the grants have been met. We intend to continue to evaluate pursuing additional grant opportunities on a case-by-case basis.

Accrued Research and Development Costs

We record accrued expenses for estimated costs of our research and development activities conducted by third party service providers, which include amongst others the conduct of preclinical studies and clinical studies and contract manufacturing activities. We record accrued expenses for estimated costs of our research and development activities based upon the estimated amount of services provided but not yet invoiced, and we include these costs in accrued liabilities on the balance sheets and within research and development expenses in the statement of operations and comprehensive income. These costs are a significant component of our research and development expenses. We record accrued expenses for these costs based on the estimated amount of work completed in accordance with agreements established with these third parties.

We estimate the amount of work completed through discussions with our project leaders and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. We make significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, we adjust our accrued estimates. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed, the number of patients enrolled and the rate of patient enrollment may vary from our estimates and could result in us reporting amounts that are too high or too low in any particular period. Our accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from CROs and other third-party service providers. To date, there have been no material differences from our accrued expenses to actual expenses.

Share-Based Compensation

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of options and shares is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of instruments that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

We recorded share-based compensation expense related to options granted of CHF 0.2 million and CHF 0.3 million in each of the years ended December 31, 2013 and 2014, respectively.

Expected Term

The expected term represents the period that share-based awards are expected to be outstanding. We used the simplified method to determine the expected term, which is calculated as the mid-point between the vesting date and the end of the contractual term of the options.

Expected Volatility

Since we are not yet a public company and do not have any trading history for our common shares, the expected volatility was estimated based on the average historical volatilities of common shares of comparable publicly traded entities over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on similar geographic location, similar size, and similar stage in the life cycle or area of specialty. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

Risk-Free Interest Rate

The risk-free rate is based on long dated Swiss government zero coupon bond issues in effect at the time of the grant for periods corresponding with the expected term of the option.

Expected Dividends

We have never paid dividends on our common shares and have no plans to pay dividends on our common shares. Therefore, we used an expected dividend yield of zero percent.

In addition to Black-Scholes assumptions, we estimate our forfeiture rate based on our actual forfeitures and continue to evaluate the adequacy of the forfeiture rate based on the actual forfeiture experience, analysis of employee turnover behavior and other factors. The impact from any forfeiture rate adjustment would be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from our estimates, we might be required to record adjustments to share-based compensation in future periods.

Historically, for all periods prior to this offering, the fair value of the common shares underlying our share-based awards were estimated on each grant date by our management and approved by our board of directors. In order to determine the fair value of our common shares underlying option grants, our board of directors considered, among other things, the breadth of our product candidate portfolio, the stages of development of our various product candidates and major changes to stage of development, the progress and additions to our collaboration agreements, risks inherent in our activities, the lack of liquidity of our companies securities and the valuations and sentiment toward biotech companies. Given the absence of a public trading market for our common shares, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common shares, including our stage of development, progress of our research and development efforts, the strength of our balance sheets and capital base, equity market conditions affecting comparable public companies and the lack of liquidity marketability of our common shares.

Amendment of 2015 Option Plan

In 2015, we changed the character of our current option scheme. Historically, we have granted options at the outset of the award period with the options vesting over a four year period. In line with IFRS accounting principles for option awards, we expensed the fair value of the awards on a straight line basis over the four year vesting period of the options. Starting in 2015, we changed the nature of our option awards such that only one quarter of the total options awarded are issued at the end first year, with a further quarter of the options granted issued at the end of year two, three and four. This requires us to change the way we account for our options. Specifically, rather than recognizing as an expense one quarter of the option value each year over four years, accounting rules require us to recognize that four separate options with four separate option periods were issued. Consequently, in year one, we need to expense (i) the fair value of the awards issued in the first year, (ii) one half of the fair value of the awards to be issued in year two, (iii) one third of the value of the awards to be issued in year three and (iv) one quarter of the fair value of the options issued to be in year four. The result in the change in the way we expense options means that we are recognizing a larger expense in years one and two (relative to the traditional straight line expensing method) while recognizing a smaller expense in years three and four (relative to the traditional straight line expensing method).

Amendment of Plan A Stock Option Plan

In 2015, we amended the Plan A stock option plan that we developed in 2004. Two key amendments were made to the program: (i) the duration of the stock option plan was increased by two years from 10.5 to 12.5 years and (ii) the strike price of the option was reduced from CHF 232.97 to CHF 36.37. The lengthening of the plan’s term and lowering of the strike price was effected to bring the plan in line with our other plans, and resulted in a material increase in the value of the options to the option holders and required us to recognize the impact of the transfer in value on our accounts in the first half of 2015. The impact of the amendment of the Plan A stock option plan totaled CHF 0.4 million. There are no further expenses that we need to recognize in the future associated with this plan.

Acceleration of Options

The original terms of our Stock Option Plan of 2005 (Plan C) contained a provision that would result in the automatic acceleration of all unvested options upon the consummation of an initial public offering. Pursuant to a board resolution on October 13, 2015 the Stock Option Plan of 2005 was amended and the automatic acceleration feature was removed. Instead, employees have the right, but not the obligation, to have their unvested options accelerated such that they vest immediately. A total of 442 options could be accelerated upon completion of this offering.

Our board of directors has the authority to accelerate the vesting of all outstanding unvested options granted to employees prior to July 2014, in the event of an initial public offering. Pursuant to a board decision on October 13, 2015, if we are successful in completing this offering, the board will accelerate a total of 517 options which were granted to directors and executive officers which were tied to the consummation of this offering.

Contractual Obligations and Other Commitments

We have been a tenant at our current location in the EPFL Innovation Park since shortly after our inception in 2003. We have entered into long-term rental lease agreements with respect to these facilities. However, our lease agreements are structured such that we can exit these lease agreements without penalty provided we give the owner of our premises sufficient notice.

Subsequent Event

Series E Private Placement

On October 23, 2015, we completed a private placement of Series E preferred shares, each with a nominal value of CHF 5.00 per share (the “Series E Private Placement”). An aggregate of 12,453 Series E preferred shares were issued to certain institutions and existing shareholders in the Series E Private Placement for an aggregate subscription amount of approximately $30.0 million. The Series E preferred shares have substantially the same terms as the Series A, B, C and D preferred shares, will be accounted for as equity on our balance sheet and will automatically convert into common shares on a one-for-one basis upon the closing of this offering.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements or commitments.

Quantitative and Qualitative Disclosures about Market Risk

Market risk arises from our exposure to fluctuation in interest rates and currency exchange rates. We are exposed to market risks in the ordinary course of our business, which are principally limited to foreign currency exchange rate fluctuations and to a lesser degree, interest rate fluctuations.

As at September 30, 2015 we had cash and cash equivalents of CHF 53.7 million (or CHF 80.8 million after giving effect to the Series E Private Placement), which consisted exclusively of bank deposits. Such interest-earning instruments carry a degree of interest rate risk. However, historical fluctuations of interest income have not been significant and have been principally impacted by the change in our cash balances as opposed to changes in interest rates received on the cash balances.

We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

We have a number of collaboration agreements where the upfront payments, milestone payments and future royalty payments are not denominated in Swiss Francs, our reporting currency. Furthermore, many of our research and development activities are subcontracted including to parties outside of Switzerland and we purchase materials from suppliers outside of Switzerland. As a result, we are exposed to foreign exchange risk. Approximately 40% of our total costs are incurred in currencies other than the Swiss Franc. Due to the size of some of the income received from collaboration agreements but also the high percentage of our costs indirectly being in foreign currencies, a hypothetical 10% change in exchange rates relative to the Swiss Franc could have a material impact on our financial statements.

BUSINESS

Overview

We are a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines for prevention, diagnosis and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, tau and alpha-synuclein. We believe that our large and diverse pipeline of seven therapeutic candidates and three diagnostic candidates has the potential to drive a paradigm shift in the treatment of a broad spectrum of neurodegenerative and other diseases related to protein misfolding.

Our lead product candidate is crenezumab, a humanized, monoclonal, conformation-specific anti-Abeta antibody that we developed using our SupraAntigen™ platform. Crenezumab is expected to enter Phase 3 clinical studies in early 2016. Genentech, Inc., a wholly owned subsidiary of Roche, or Genentech, is advancing crenezumab under a collaboration agreement with us for the treatment of AD, a progressive neurodegenerative disease that affected an estimated 9.0 million people in the United States, the United Kingdom, Western Europe, Japan, China and India in 2013. Under this collaboration agreement, Genentech is responsible for the clinical development of crenezumab, including the costs associated with seeking and obtaining regulatory and marketing approvals, manufacturing costs and sales and marketing costs. Genentech is the sponsor of an active Investigational New Drug Application (IND) for crenezumab in the treatment of AD. Genentech met with the FDA in October 2014 and again in September 2015 to discuss the Phase 3 study design. We believe our collaboration with Genentech validates our technology and crenezumab’s potential to become a best-in-class disease-modifying treatment for AD. We are eligible to receive up to $340 million in total payments from Genentech, as well as sales royalties. Crenezumab has received Fast Track designation from the U.S. Food and Drug Administration, or FDA. The Fast Track program is intended to expedite or facilitate the process for reviewing new drugs that are designed to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs, as further described under “—Government Regulation and Our Regulatory Department—Product Approval Process.” In 2012, crenezumab was independently selected by the National Institute of Health, or NIH, the Banner Alzheimer’s Institute and Genentech for use in the first-ever AD prevention study, which serves as the cornerstone of the global Alzheimer’s Prevention Initiative.

If approved, crenezumab has the potential to treat the underlying cause of the disease and intervene at an earlier stage of AD progression, prior to irreversible neuronal damage. We believe that crenezumab is ideally positioned to be at the forefront of disease-modifying and preventive medicine. We believe the key advantages of crenezumab include:

•	Unique mechanism of action:

•	Recognizes and binds to multiple forms of misfolded Abeta, a protein commonly associated with AD.

•	Helps to protect against neurotoxicity due to high affinity for the multiple forms of misfolded Abeta.

•	Promotes disaggregation of existing Abeta aggregates and disrupts their assembly to prevent amyloid plaque formation, which is associated with AD.

•	Clears misfolded Abeta from the brain while limiting inflammation.

•	Signal of activity in milder AD patients in Phase 2 studies:

•

ABBY cognition study: although the study did not meet its co-primary endpoints, which were assessments under the ADAS-cog and CDR-Sum of boxes, the sample size was not expected to have adequate power to detect a modest but clinically significant difference between active medication and placebo at the 5% significance level (as is commonly the case in Phase 2 studies in AD). Instead, consistent trends across different endpoints and dose dependency are considered indicators of a response in this learning phase of development, with confirmation then sought in Phase 3. The results showed trends favoring crenezumab in the milder patient population. Notably, in an exploratory analysis, the high-dose crenezumab arm showed a non-significant slowing of cognition in the overall and mildly demented populations, which was statistically significant (p=0.036) with a 35% slowing of the rate of cognitive decline measured by the ADAS-cog Scale over 73 weeks in patients with the non-pre-specified milder cognitive impairment (Mini-Mental State Examination score, or MMSE, of 22-26). The MMSE is a widely used test of overall cognitive function, which assesses memory, orientation and ability to perform simple tasks. Scores range from 0 (worst) to 30 (best) with a score of 0-11 indicating severe dementia, a score of 12-19 indicating moderate dementia and a score of 20-26 indicating mild dementia. Statistical significance is an indicator of the likelihood of an observed effect being due to the study drug rather than due to chance. The “p” value is the probability of an event occurring by chance alone. When the p value is less than 5% (0.05) the results are considered to be statistically significant.

•	BLAZE biomarker study: the high-dose crenezumab arm showed a consistent trend of reduced Abeta accumulation in the brain over time and a significant increase in cerebrospinal fluid, or CSF, which suggests that Abeta is being removed from the brain when patients are treated with crenezumab.

•	Favorable safety profile allowing for potentially higher dosing:

•	Unique mechanism of action linked to the reduced ability to cause inflammation-related vasogenic edema, an accumulation of fluid in the brain that can lead to headaches, loss of coordination and disorientation.

•	Phase 2 clinical data showed a very low incidence of vasogenic edema.

•	A Phase 1 study is ongoing to study crenezumab at higher doses to potentially increase the efficacy signal and to help define the optimal Phase 3 clinical study design.

Our two other clinical product candidates, ACI-24 and ACI-35, are being developed using our SupraAntigen platform and target AD through active immunization, where the immune system is stimulated to make its own antibodies against pathological proteins:

•	ACI-24 is our wholly-owned anti-Abeta vaccine candidate that is T-cell independent, meaning it can generate an antibody response in the absence of T-cells. This product candidate is currently in a Phase 1/2a clinical study to evaluate safety, tolerability, immunogenicity and biomarker endpoints in patients with mild to moderate AD in Europe. We expect to complete our Phase 1/2a clinical study of ACI-24 and announce top line results in the second half of 2016. ACI-24 is also being studied in patients with Down syndrome, a population which is at high risk for AD, and we currently have an open Investigational New Drug Application, or IND, for ACI-24 in Down syndrome, which was approved by the FDA in January 2013 (IND 15342). A protocol amendment for the Phase 1b study of ACI-24 was submitted to the FDA in September 2015. Phase 1 and 2 studies are also currently ongoing in Finland, Sweden and Denmark.

•	ACI-35 is an anti-tau vaccine candidate that is T-cell independent. We are developing ACI-35 under a collaboration agreement with Janssen, which we entered into in December 2014. A Phase 1b clinical study to evaluate the safety, tolerability and immunogenicity of ACI-35 in patients with mild to moderate AD is ongoing in Finland and the United Kingdom. We and Janssen are co-developing ACI-35 through this ongoing Phase 1b clinical study, which we expect to be completed in the fourth quarter of 2016. From Phase 2 and onward, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35. We expect Phase 2 clinical studies to begin in 2017.

Clinical evidence suggests that early detection of neurodegenerative diseases is critical to enhancing the effectiveness of both symptomatic and disease-modifying therapies. As such, we are using our Morphomer™ platform to develop complementary diagnostic product candidates such as positron emission tomography, or PET, ligands which are tracers that can directly measure misfolded tau and alpha-synuclein in the brain, to enable early and reliable disease diagnoses:

•	Our tau PET imaging agent is currently in a First-in-Man study (a clinical study in which a medical procedure, previously developed and assessed through in vitro or animal testing or through mathematical modelling, is tested on human subjects for the first time) and being developed under a collaboration agreement with Piramal Imaging. Piramal Imaging is expecting to advance this program into Phase 1 clinical development in 2016.

•	We are also developing PET imaging diagnostics for diseases resulting from the misfolding of alpha-synuclein proteins, such as PD.

We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop medicines and diagnostics to target misfolded proteins. These platforms are our engines for generating novel molecules that are designed to bind to their targets with high affinity and conformational specificity, meaning they are enabled to differentiate between misfolded proteins and normally-folded proteins. All of our product candidates and our development programs have been derived from our proprietary platforms. Neurodegenerative diseases, such as AD and PD as well as other neuro-orphan diseases, such as progressive supranuclear palsy, amyotrophic lateral sclerosis, or ALS, and Huntington’s disease, are all associated with pathologies that involve misfolded proteins. Research has shown that misfolded proteins are unable to carry out their normal functions and aggregate to form certain types of deposits such as Abeta plaques or tau tangles that damage brain tissue. Our SupraAntigen and Morphomer platforms seek to produce conformationally specific molecules in order to prevent or disrupt the formation of misfolded proteins. We believe that our proprietary platforms also have the potential to generate additional molecules for indications that relate to protein misfolding outside of neurodegenerative diseases.

The diagram below summarizes the status of our research and development programs.

Neurodegenerative diseases and other diseases associated with protein misfolding are prevalent, but there is currently an absence of reliable, early-stage diagnosis and disease-modifying treatments for these diseases. The growth in the number of people with neurodegenerative diseases has been significant as evidenced by the prevalence of people affected by AD and PD, two of the most common neurodegenerative diseases.

•	AD is the most common form of dementia, which affects an estimated worldwide patient population of 47 million in 2015, and is expected to grow to 75 million by 2030 and 132 million by 2050, according to the World Alzheimer Report 2015. The estimated aggregate cost of prevention and treatments in the United States was $172 billion in 2010 and is estimated by Alzheimer’s Disease International, or ADI, to grow to $408 billion in 2030 and $1,078 billion in 2050. ADI estimated that the cost of prevention and treatments in the United States could be reduced from over a trillion dollars to $631 billion in 2050 if the onset of AD could be delayed by five years in the patient population. In addition, at autopsy, AD has been reported in 80% of people with Down syndrome over age 40 and 100% over age 60. Down syndrome affects approximately one in 1,000 live births worldwide.

AD is typically diagnosed by neurologists and psychiatrists through a series of cognitive and functioning tests once symptoms are clinically present, resulting in diagnosis at later stages of the disease after irreversible loss of neurons has already occurred. Currently approved AD treatments include medications that only treat the symptoms of the disease. The clinical benefit derived from these symptomatic treatments is typically incomplete. Only between 40 and 70 percent of patients with AD benefit from taking symptomatic treatments and the symptoms improve for 6 to 12 months in most cases.

Therapeutic development for AD is increasingly focused on treating early stages of the disease to delay or prevent progression and to preserve the maximum amount of cognitive function before irreversible neuronal damage occurs. Most clinical studies now target mild stages of the disease, increasing the need for accurate diagnosis that is independent of potentially subjective and otherwise sub-optimal cognitive metrics. Diagnostics therefore have a crucial role in selecting more uniform and stage-specific clinical study subjects, tracking patient progress and results, managing patients receiving treatment and ultimately diagnosing the disease at its earliest stage for immediate treatment.

•	PD, the second most common neurodegenerative disease worldwide, affects an estimated 7 to 10 million people. In PD, the use of symptomatic treatments, such as levodopa, is associated with the loss of control of motor functions in approximately 50% of patients who have taken the drug for 5 years or longer.

There remains a significant unmet medical need for reliable and accurate diagnostics to enable early diagnosis and disease-modifying treatments that slow the progress of neurodegenerative diseases.

We have assembled an outstanding management team with relevant scientific, clinical and regulatory expertise. Our scientific founders, Dr. Jean-Marie Lehn, Dr. Claude Nicolau, Dr. Roscoe Brady and Dr. Fred van Leuven, are regarded as pioneers in their respective scientific domains, including in the study of AD. Our co-founder and Chief Executive Officer, Dr. Andrea Pfeifer, a pharmacologist with a Ph.D. in cancer research and former National Institute of Health researcher, has a 30 year track record in product innovation and implementation and was formerly head of Nestlé Global Research and the co-founder of Nestlé Venture Fund. Our Chief Scientific Officer, Dr. Andreas Muhs, has more than 20 years of experience in various aspects of discovery research and drug development, including working on multiple drug development programs.

Our Strategy

Our goal is to become a global leader in the treatment of neurodegenerative diseases by developing therapies and complementary diagnostics that target neurodegenerative diseases with significant unmet medical need using our proprietary SupraAntigen and Morphomer technology platforms. Key elements of our strategy are to:

•	Advance our product candidates, in partnership or alone, through clinical development to regulatory approval and potential commercialization.

•	Crenezumab. Our collaboration partner, Genentech, will advance crenezumab into Phase 3 clinical studies and seek regulatory approval. We believe that crenezumab’s efficacy, coupled with its safety profile, has the potential to become a best-in-class disease-modifying treatment for AD.

•	ACI-24. We will continue to advance ACI-24, both through completion of an ongoing Phase 1/2a clinical study to evaluate the safety, tolerability, immunogenicity and biomarker endpoints in patients with mild to moderate AD and, if the Phase 1/2a results are favorable, through a Phase 2/3 clinical study in patients with Down syndrome. We expect top line results from our Phase 1/2a clinical study in the second half of 2016. Our Phase 1 clinical study of ACI-24 in patients with Down syndrome is intended to assess safety and is expected to commence in the fourth quarter of 2015. We own the global rights to ACI-24 and we intend to continue to develop ACI-24 in-house as a therapeutic candidate.

•	ACI-35. We will continue to advance ACI-35 through Phase 1b clinical studies in collaboration with Janssen. If the Phase 1b results are favorable, Janssen will advance ACI-35 through the additional clinical development stages in collaboration with us.

•	Diagnostic candidates. In addition to the above product candidates, we will continue to develop our complementary diagnostic product candidates and to advance these through clinical development, either independently or with collaboration partners.

•	Expand into other neurodegenerative and neuro-orphan diseases. We intend to leverage our proprietary technology platforms to develop product candidates that share the same disease targets as misfolded Abeta, tau and alpha-synuclein proteins, which are the key features in the pathology of many neurodegenerative diseases. We plan to pursue selected neuro-orphan indications, such as PSP and Huntington’s disease, as well as tau-related orphan diseases, such as frontotemporal dementia and corticobasal degeneration. Pursuing neuro-orphan indications may enable us to obtain a streamlined regulatory approval pathway and favorable reimbursement treatment of any approved product.

•	Accelerate the advancement of our diagnostic portfolio. We are also developing a complementary diagnostic portfolio. We currently have three diagnostics candidates in our pipeline that we developed using our Morphomer and SupraAntigen platforms. Our tau PET imaging agent is currently undergoing First-in-Man studies and we intend to work with our partner, Piramal Imaging, to advance this product candidate through the clinical development process. We are also developing PET imaging diagnostics for diseases resulting from the misfolding of alpha-synuclein proteins.

•

Leverage the duality of our therapeutic and diagnostic approaches to become the leader in personalized treatment of neurodegenerative diseases. Personalized medicine involves the development of diagnostics, therapies and treatment procedures best suited for an individual patient, taking into consideration the stage of the disease, as well as genetic and environmental factors. The biggest limitation in neurodegenerative disease management is the lack of appropriate biomarkers and reliable diagnostics for early disease detection and the absence of approved disease-modifying therapies. We believe that the future treatment paradigm for neurodegenerative diseases will likely involve early disease diagnosis and combination therapy, leveraging both symptomatic and disease-modifying treatments, with different disease-modifying treatments used at various points in the progression of the disease. We believe that our multi-pronged approach to neurodegenerative disease diagnosis and treatment may result in the generation of individualized treatment options for patients and improve clinical outcomes.

•	Strategically collaborate or selectively partner for the development and commercialization of product candidates. Historically, we have relied on collaboration agreements with leading pharmaceutical companies to leverage their scientific, development, manufacturing and commercialization expertise and other resources in order to accelerate the development of our product candidates. To date, we have entered into collaboration agreements with leading global pharmaceutical companies, including two collaborations with Genentech and one with Janssen, a Johnson & Johnson company. We believe that these partnerships validate our core strategy of discovering safe and efficacious therapies using our proprietary platforms and advancing them through the various stages of regulatory approval. In the future, for any approved products targeting large markets, we may selectively partner with leading companies that we believe can contribute manufacturing and marketing expertise, geographic reach and other resources and know-how that can enhance the value of these approved products.

Our Approach to Treating Diseases Related to Protein Misfolding

Protein folding and unfolding are important ways of regulating the protein’s biological activity and cellular location. Misfolding of proteins occurs due to a breakdown of cellular quality control systems, and is a common feature of many neurodegenerative diseases. Research has shown that misfolded proteins are not only unable to carry out their normal functions, but also aggregate to form deposits in the brain that eventually lead to neuronal damage and cell death. The progression of neurodegenerative diseases, such as AD and PD, is linked to the misfolded conformations of proteins, such as Abeta, tau and alpha-synuclein.

The diagram above shows how, in today’s understanding, misfolded proteins play a key role in the pathology of neurodegenerative diseases. Typically, protein misfolding occurs during cellular stress, which can be triggered by many different causes, including oxidation and a lack of growth factors. A cascade of molecular events begins with the misfolding of single proteins within a cell that then continue to aggregate to ultimately form plaques and tangles. These misfolded proteins are then exported and spread to healthy cells nearby, causing normal proteins to misfold in a process known as seeding. This process eventually leads to cell death in various areas of the brain and is linked to a decline in cognitive function.

Challenges in targeting misfolded proteins

The central challenge in targeting misfolded proteins for therapeutic effect is a product’s ability to differentiate, or conformationally select, between a misfolded protein and a normally-folded protein. This ability to conformationally select for the misfolded protein prevents the therapeutic candidate from interfering with the function of the normally-folded protein, thereby reducing the risk of side effects.

Benefits of our approach

The key aspect of both our SupraAntigen and Morphomer technology platforms is conformational specificity, which we believe is central to the development of effective therapeutics for neurodegenerative diseases. Our SupraAntigen platform targets misfolded proteins through antigens displayed on the surface of liposomes which mimic the targeted pathological form of the protein. In a complementary approach, our Morphomer platform uses small molecular weight compounds to target the aggregation and seeding process, which prevents the misfolded proteins from aggregating inside the cell and the formation of new misfolded proteins in healthy neighboring cells through a seeding mechanism. Small molecules derived from our Morphomer platform, which we refer to as Morphomers, also promote disaggregation of already formed pathological protein aggregates.

The diagram above shows how we believe our therapies aim to intervene in the key pathology steps involved in neurodegenerative diseases: (1) prevent misfolding; (2) promote disaggregation; (3) inhibit spreading; and (4) prevent seeding in healthy cells.

Current Treatment Paradigm for Neurodegenerative Disease

Current diagnostic and treatment paradigms for neurodegenerative diseases are suboptimal. Diagnosis typically takes the form of observation of cognitive, functional and behavioral impairment and other symptoms of the diseases, which are generally only apparent after irreversible neuronal damage has already occurred. These symptoms are treated with medicines capable of providing cognitive benefit and functional improvement but fail to affect the progression of the disease. For AD, there are currently four approved therapies, all of which only provide modest efficacy in treating the symptoms of AD, while having significant side effect risks, and fail to address the progression of the disease. Despite these shortcomings, marketed therapies, such as Eisai and Pfizer’s Aricept, have achieved peak annual global sales of approximately $4 billion prior to loss of exclusivity. Similarly, in the treatment of PD, the current standard of care is intended only to alleviate physical symptoms. In both AD and PD, there are no approved disease-modifying treatments that slow or stop the course of disease progression.

Modifying the progression of the disease requires targeting the underlying biological processes that drive disease progression. Unfortunately, these processes evolve over the course of many years prior to manifestation of symptoms and a high percentage of neurons may be lost prior to clinical manifestation. Many of the failed clinical studies for disease-modifying treatments targeted patients with moderate stages of the disease, when irreversible neuronal damage and death had already occurred. This had led to the conclusion that early intervention is necessary to slow the disease progression and that disease-modifying therapies should be studied in patients with milder stages of the disease. As a result of this, in recent years, there has been a movement towards early intervention in clinical development. Early intervention, however, requires accurate disease detection prior to physical manifestation of symptoms, using new and sophisticated technologies that are superior to the subjective rating scales currently used to assess patients. Thus, new diagnostic technologies are critical to the clinical development process of disease-modifying therapies and ultimately better disease management of patients with neurodegenerative diseases.

Opportunity for AC Immune in Neurodegenerative Diseases

We intend to change the way that neurodegenerative diseases are treated by combining reliable diagnostic tools that facilitate intervening at earlier stages of the disease with therapies that treat the underlying disease process, as shown in the diagram below.

We believe that our lead product candidate, crenezumab, is ideally positioned to be at the forefront of disease-modifying and preventative medicine due to its demonstrated efficacy in milder AD subjects and favorable safety profile. Unlike the current standard of care, crenezumab seeks to modify the course of AD by intervening at an earlier stage of the disease progression prior to irreversible neuronal damage. Beyond AD, we believe that we can leverage our proprietary platforms to generate additional molecules that treat the causes of other neurodegenerative and neuro-orphan diseases, such as PSP, ALS and Huntington’s disease. We believe that the future treatment paradigm for neurodegenerative diseases will involve different disease-modifying treatments used at various points in the progression of the disease. One such combination may be passive immunization targeting Abeta, such as crenezumab together with anti-tau antibodies or immunotherapies and small molecules targeting Abeta or tau.

We believe that we are a leader in discovering new PET imaging agents to improve the timing and accuracy of diagnoses in neurodegenerative diseases. We have three diagnostic candidates in our pipeline that were developed through our Morphomer and SupraAntigen platforms and that target Abeta, tau and alpha-synuclein. We believe our tau-PET imaging program has received external validation through our partnership with Piramal Imaging, a leader in imaging agents. We are also developing an Abeta and tau in vitro diagnostic agent for AD and an alpha-synuclein PET imaging agent for PD. We believe that our diagnostic product candidate pipeline will complement our disease-modifying treatment product candidate pipeline, with the ultimate goal of reshaping the clinical course and treatment of neurodegenerative diseases.

Our Proprietary Technology Platforms

Our research and development program is based on our two unique proprietary technology platforms: our SupraAntigen platform, which is our biological and immunological platform, and our Morphomer platform, which is our small molecule, chemical platform. These platforms are designed to generate antibodies and small molecules, respectively, which selectively bind to misfolded proteins which are common in a broad range of neurodegenerative diseases.

Our SupraAntigen platform generates humanized monoclonal antibodies and vaccines for use as passive and active immunotherapies that are highly specific for pathological, or misfolded, forms of Abeta and tau typically found in AD and certain other neurodegenerative diseases. In addition to the high target specificity, the generated antibodies clear the misfolded proteins from the brain without generating inflammation. This characteristic was clinically confirmed in the Phase 2 clinical studies of crenezumab, where a favorable safety profile was demonstrated. Similarly, ACI-35 and ACI-24 have been well tolerated in their respective Phase 1b and 1/2a clinical studies. Our diagnostic portfolio is also an important part of our strategy, as PET and molecular diagnostics should enable earlier diagnosis of neurodegeneration than current approaches that are based on clinical symptoms, a result that we believe will result in better clinical outcomes.

Research has shown that misfolded proteins are not only unable to carry out their normal functions but that they also aggregate to form deposits commonly known as plaques and tangles that damage neuronal tissue and lead to cell death. Our SupraAntigen and Morphomer platforms seek to produce conformationally specific molecules, which are molecules that are able to differentiate between misfolded proteins and normally-folded proteins, and target misfolded proteins with minimal side effects on normally-folded proteins. We believe that our platforms can also generate compounds in indications related to protein misfolding outside of neurodegenerative disease, such as in glaucoma where aggregated Abeta peptides and tau proteins have been shown to cause damage to the optic nerve.

Our platforms address two key issues in the development of drugs against diseases of protein misfolding:

•	The body does not make antibodies against misfolded proteins because, although pathogenic, they are still recognized as “self-proteins” and do not trigger an immune response.

•	The difference between a normal protein and a pathological protein is only related to a conformational change in protein structure making drug specificity difficult to achieve.

The diagram above shows the process by which conformationally-specific molecules break down the aggregation of misfolded proteins. We expect that antibodies and Morphomers should prevent or disrupt the formation of insoluble plaques and stabilize soluble non-pathological proteins.

The SupraAntigen platform was created by our scientific founders Dr. Claude Nicolau in collaboration with Dr. Fred Van Leuven. This technology generates conformation-sensitive antibodies and is used by us to create product candidates for both passive and active immunization. Passive immunization involves the application of therapeutic antibodies, whereas active immunization stimulates the human body to make its own antibodies against pathological proteins, as shown in the diagram above.

SupraAntigen Platform: Active Immunization

Our product approach is based on the ability of antigens attached to liposomes to elicit the immune system to produce antibodies against self-proteins. The liposome is constructed of cholesterol, phospholipids and monophospholipid-A as an adjuvant. The liposome can accommodate antigens, or peptides, of different lengths that are chemically modified with palmitic acids to “anchor” them in the liposomal membrane. The interaction between the charged liposome surface and the peptides force the peptide into the pathological conformation that mimics the targeted misfolded proteins. The diagram below shows the vaccine construct which is used as a basis for ACI-24 and ACI-35 vaccine candidates. ACI-24 and ACI-35 are vaccine candidates developed using our SupraAntigen platform for active immunization.

SupraAntigen Platform: Passive Immunization

Our SupraAntigen platform can also be used to develop passive immunization product candidates. The antibodies are created by injecting the SupraAntigen constructs in mice and by selecting the antibodies for their ability to break up aggregated fibers. The antibodies eliminate protein aggregates such as plaques and tangles by changing the equilibrium from the insoluble pathological to the soluble fibers which are depleted by the antibodies. Both crenezumab and the anti-tau antibodies were derived from this platform.

Morphomer Platform

Our Morphomer platform represents a highly promising technology to identify and develop therapeutic small molecules for the treatment of diseases resulting from misfolded proteins. This proprietary platform enables us to generate small molecules that bind to their target and break up neurotoxic protein aggregates. As of September 30, 2015, the Morphomer library consisted of more than 2,400 compounds. Our key platform assets have been validated for selective binding to Abeta, tau and alpha-synuclein through in vitro efficacy studies and have a validated mechanism of action through reproducible in vivo efficacy for Abeta, tau and alpha-synuclein.

The figure above shows a Morphomer blocking amyloid growth. Only one end of aggregated amyloid fibers grows, and these molecules are designed to inhibit that growing end as shown in the above diagram.

Most molecules involved in neurodegenerative diseases follow the same overall disease development and aggregation process, including Abeta in AD, alpha-synuclein in PD and huntingtin in Huntington’s disease.

The key advantages of our Morphomer platform include:

•	High specificity for the targeted misfolded protein;

•	One Morphomer can inhibit multiple protein units in oligomers and fibers; and

•	Early inhibition of aggregation and seeding.

Our Morphomer platform was developed through a collaboration of our scientific founders Dr. Jean-Marie Lehn, a recipient of the Nobel Prize in chemistry, and Dr. Claude Nicolau, a former Harvard University professor, and our board member Dr. Detlev Riesner.

Our AD Programs

Crenezumab

Crenezumab is a humanized, conformation-specific monoclonal antibody that targets the misfolded version of Abeta and has a broad binding profile. Crenezumab was developed using our proprietary SupraAntigen platform. In 2006, we licensed crenezumab to Genentech and a company with a long history of developing and commercializing innovative biologics.

Abeta is produced by the breakdown of a larger protein called amyloid precursor protein, or APP. The Abeta fragment containing 42 amino acids, or Abeta1–42, is believed to be associated with the highest toxicity of the Abeta fragments. Misfolded Abeta subunits combine to form oligomers and fibrils that are found in amyloid plaques. Data resulting from preclinical and clinical studies show that crenezumab binds with high affinity to amino acids 12–24 of Abeta1–42, as well as multiple forms of Abeta, including monomers, oligomers, and fibrils, which reduces Abeta1–42 induced cytotoxicity. Furthermore, these data indicate that crenezumab enhances the uptake of neurotoxic Abeta oligomers by microglial cells, the resident immune cells of the brain, which normally respond to neuronal damage and remove the damaged cells for subsequent disposal and clearance from the brain.

A challenge with agents acting to remove Abeta is the potential to induce inflammation leading to vasogenic edema, which is accumulation of fluid in the brain that can lead to headaches, loss of coordination and disorientation. The fluid can be seen clearly on MRI scans and is referred to as Amyloid Related Imaging Abnormality-Edema, or ARIA-E. Crenezumab is engineered on an IgG4 backbone, which was selected because IgG4 antibodies are associated with a greatly reduced risk of causing inflammation. As a result, crenezumab’s IgG4 structure activates microglial cells to clear Abeta without producing inflammation and associated vasogenic edema, as demonstrated in the Phase 2 clinical studies. In contrast, ARIA-E and other inflammation-related side effects have been observed in other antibodies with an IgG1 backbone.

We believe crenezumab may have the following important competitive advantages relative to other drugs targeting Abeta in development:

•	Unique mechanism of action:

•	Crenezumab recognizes and binds to multiple forms of Abeta, including monomeric, oligomeric and fibrillar Abeta that are found in amyloid plaques. In contrast, certain other antibodies in development such as solanezumab and aducanumab have only been shown in studies to recognize a subset of Abeta forms.

•	Due to its high affinity to the multiple forms of Abeta, crenezumab also protects against oligomer-induced neurotoxicity.

•	Linked to its unique epitope, crenezumab has been shown to promote disaggregation of existing Abeta aggregates and disrupt their assembly to prevent amyloid plaque formation.

•	Crenezumab has been designed with an IgG4 backbone to reduce effector function on microglia and to clear Abeta from the brain while limiting inflammation.

•	Signal of activity in milder AD patients (MMSE 22-26):

•	In the proof-of-concept Phase 2 studies of crenezumab, a positive trend in cognition was observed with a greater effect on cognition in patients with a milder stage of AD (MMSE 22-26).

•	In the ABBY cognition study there was a statistically significant 35% reduction in the rate of cognitive decline in the non-pre-specified milder AD patient population (MMSE 22-26) for the high-dose arm.

•	In the BLAZE biomarker study, the high-dose arm showed a consistent trend of reduced Abeta accumulation in the brain over time, as shown in two independent exploratory analyses of florbetapir-PET data. In addition, it has been shown that crenezumab has the ability to enhance the removal of these proteins from the brain as evidenced by a significant increase in CSF Abeta, confirming target engagement by crenezumab.

•	Favorable safety profile allowing for potentially higher dosing:

•	Phase 2 data from ABBY and BLAZE studies suggested that there were no imbalances in overall rate of Adverse Events, or AEs, and overall rate of AEs was not dose-related, with only one case of asymptomatic ARIA-E (0.4% in ABBY, 0.3% on active pooled) in crenezumab patients. AEs also included inflammation of the throat and nasal passages, urinary tract infections and upper respiratory infections. However, no patients in the studies experienced serious adverse events that we believe were related to the administration of crenezumab.

•	Crenezumab is a member of the IgG4 isotype subclass of antibodies. This isotype was selected because IgG4 antibodies are associated with a greatly reduced ability to cause inflammation. By contrast, all other antibody products currently in development that target Abeta are of the IgG1 isotype subclass, which is associated with a higher incidence of inflammation-related ARIA-E. Dose limiting toxicities are a major risk for failure of competing antibody products. Potential safety at high doses is a key product feature of crenezumab.

•	Due to its favorable safety profile, there is an ongoing Phase 1 study in which crenezumab is currently being studied at higher doses to potentially increase its efficacy signal.

The table below sets forth the relative incidence of ARIA-E of crenezumab and other competitive product candidates.

Antibody	Stage of development	Isotype	ARIA-E (safety)
Crenezumab (Genentech / AC Immune)	Phase 3 (planned to commence in early 2016)	IgG4	< 0.3% in Ph2
Solanezumab (Eli Lilly)	Phase 3	IgG1	0.9% in Ph3
Gantenerumab (Roche)	Phase 3	IgG1	~10% in Ph1 Multiple Ascending Doses
Aducanumab (Biogen)	Phase 3	IgG1	41% in Ph1b
Bapineuzumab (Elan / Pfizer / J&J)	Terminated after Phase 3	IgG1	~10% in Ph3

Phase 2 Studies

Phase 2 Study Design Overview

Crenezumab has been studied in two Phase 2 clinical studies, the ABBY proof-of-concept study and the BLAZE biomarker study. These two studies enrolled a total of 522 patients. The purpose of these studies was to investigate whether crenezumab could delay cognitive and functional decline and reduce the accumulation of brain amyloid in patients with mild to moderate AD. The sample size of the studies was not expected to have adequate power to detect a modest but clinically significant difference between active medication and placebo at the 5% significance level (as is commonly the case in Phase 2 studies in AD). Instead, consistent trends across different endpoints and dose dependency are considered indicators of a response in this learning phase of development, with confirmation then sought in Phase 3. Both studies had two active arms: a low dose arm receiving 300mg subcutaneous injection, which is an injection administered beneath the skin, every two weeks and a higher dose arm receiving 15mg/kg intravenously every four weeks. The primary analysis was conducted at 73 weeks, after 68 weeks of treatment. Safety and tolerability measures included repeated MRI scans to assess for the development of Amyloid Related Imaging Abnormalities, both vasogenic edema and hemorrhages.

ABBY Study Design

The ABBY study was a randomized, double-blind, parallel group, placebo-controlled study to evaluate the safety and efficacy of crenezumab in patients with mild to moderate AD, with an MMSE score at screening of 18-26 points. 444 patients were enrolled into the study including 13 patients who were included in a safety run-in cohort to support the use of the 15 mg/kg intravenous dose, which had not been tested in Phase 1. Since these patients received active medication after the second infusion and were then no longer blinded, they were included in the safety, but not the primary efficacy, analysis. The remaining 431 patients were randomized separately to receive crenezumab, either subcutaneously at a dose of 300 mg every two weeks (low dose) or intravenously at a dose of 15 mg/kg once every 4 weeks (high-dose), with a 2:1 active:placebo ratio in each dose group. In the subcutaneous injection dose arm, 122 patients received crenezumab and 62 patients received placebo. In the intravenous dose arm, 163 patients received crenezumab and 84 patients received placebo.

Co-primary endpoints were cognition assessed using the Alzheimer Disease Assessment Scale-Cognitive Subscale, or ADAS-cog 12 scale, and global function assessed by the Clinical Dementia Rating-Sum of Boxes (CDR-Sum of boxes). Secondary endpoints such as the MMSE score and Digit Symbol Substitution Test, or DSST, were also included in the study. ADAS-cog is a widely used scale in clinical studies that measures a patient’s performance on tests of memory and other areas of cognition, especially orientation, praxis and language. Scores range from 0 (best) to 70 (worst). The ADAS-cog 12 score includes an additional item of delayed recall, leading to a highest possible score of 80 points. On average, the score of patients with mild to moderate AD increases by 5 to 8 points per year.

The CDR-Sum of boxes is an assessment of “global” (overall) function of the patient in daily life. The patient’s performance in the six domains of memory, orientation, judgment and problem solving, community affairs, home and hobbies and personal care are assessed through interviews with the patient and caregiver. Each domain is scored from 0 (best) to 3 (worst) based on the level of impairment. The scores for the six domains are then summed up and the resulting score or “sum of boxes” ranges from 0 to 18, with a higher score indicating greater impairment.

The DSST is a classic paper and pencil test used to assess a patient’s processing speed in the so-called digit symbol substitution test during which the patient is asked to insert a symbol in place of a digit according to a scheme as quickly as possible over a set period of time. The DSST measures the number of correct symbols the patient inserts within the allowed time, i.e. 90 or 120 seconds. A higher score demonstrates better performance.

ABBY Study Disposition

ABBY Study Results

In the ABBY study, a positive trend in cognition was observed with a greater effect on cognition in patients with a milder stage of AD (MMSE 22-26), although the study did not meet its co-primary endpoints in mild-to-moderate AD (MMSE 18-26) patients. There was no significant change in cognition in patients who received low-dose subcutaneous crenezumab. Results of an exploratory analysis of the high-dose intravenous arm demonstrated that patients with the mildest cognitive impairment at screening (MMSE 22-26) showed a statistically significant 35% slowing of the rate of cognitive decline over 73 weeks. The effect became greater over time, as shown by the increasing separation of the crenezumab (solid line) and placebo (dashed line) curves in the diagram below. The milder group was not pre-specified, meaning the group of milder AD patients was not identified before commencing the Phase 2 clinical studies.

ABBY High Dose Arm: Change in ADAS-Cog 12

An exploratory subanalysis in a non-pre-specified subgroup of patients with milder symptoms (MMSE 22-26) showed a 35.4% reduction in cognitive decline. The sample size of the study was not expected to have adequate power to detect a modest but clinically significant difference between active medication and placebo at the 5% significance level (as is commonly the case in Phase 2 studies in AD). Instead, consistent trends across different endpoints and dose dependency are considered indicators of a response in this learning phase of development, with confirmation then sought in Phase 3. In the pre-specified subgroup analysis in patients with mild AD (MMSE 20-26), treatment with high-dose intravenous crenezumab led to a 23.8% reduction in cognitive decline. In patients with mild-to-moderate AD (MMSE 18-26) treated with high-dose intravenous crenezumab, there was a 16.8% reduction in cognitive decline. Effect sizes and p-values for exploratory analyses were not adjusted for multiplicity.

ABBY High Dose Arm: Change in DSST

The ABBY high-dose arm result for DSST was significant in the milder patient sub-group (MMSE 22-26). The mild and milder patients that were given crenezumab intravenously showed no further cognitive deterioration between 12 and 18 months.

In the ABBY study, patients in the high-dose crenezumab arm showed less decline on the measure of global function, CDR-Sum of boxes, as compared to placebo. In mild-to-moderate AD (MMSE 18-26), a non-significant 3.1% reduction in global functional decline was observed. In the pre-specified subgroup analysis in patients with mild AD (MMSE 20-26), treatment with high-dose intravenous crenezumab did not show reduction in global functional decline (1.0% reduction; p=0.96). An exploratory analysis in patients with milder symptoms (MMSE 22-26) showed a 19.6% reduction in global functional decline. Although the results were not statistically significant, it should be noted that the sample size of the study was not expected to have adequate power to detect a modest but clinically significant difference between active medication and placebo at the 5% significance level (as is commonly the case in Phase 2 studies in AD). Instead, consistent trends across different endpoints and dose dependency are considered indicators of a response in this learning phase of development, with confirmation then sought in Phase 3. Trends favoring crenezumab were not observed in the activities of daily living scale (ADCS-ADL) although the study was significantly underpowered for this type of assessment.

BLAZE Study Design

The BLAZE study was a randomized, double-blind, parallel-group, placebo-controlled study to evaluate the effects of crenezumab on brain amyloid burden as assessed by amyloid PET imaging and other biomarker endpoints in patients with mild to moderate AD. The primary endpoint was to measure the change in brain amyloid load using florbetapir-PET. The terms brain amyloid burden and brain amyloid load refer to the total amount of amyloid deposited in the brain. Each of these typically increases over time in an AD patient. Other endpoints included changes from baseline in other biomarkers (CSF, volumetric MRI), cognition (ADAS-cog12), global function (CDR-Sum of boxes), and activities of daily living (ADCS-ADL). Enrollment required florbetapir-PET positive scans, or patients who were amyloid positive. Ninety-one patients were included in the study.

BLAZE Study Disposition

BLAZE Study Results

The primary end point of change in brain amyloid load by florbetapir-PET was not met, but the study was not powered to detect statistically significant results. When assessing the amyloid load, the amount of amyloid in a region of the brain is determined by comparing the amount of an amyloid tracer to that found in a region with little or no amyloid, such as the cerebellum or the white matter, usually in the cortex. Recent studies have shown that the variability from scan to scan in the same patient over time is much higher when using the cerebellum than with the white matter, making the white matter a more powerful point of comparison for use in longitudinal studies. The higher variability of the cerebellum may be due to difficulties in exact positioning between scans and higher background levels. Taking this into account, the exploratory analyses of the BLAZE amyloid PET results using white matter reference region were conducted independently by two laboratories, the Banner Alzheimer’s Institute and MNI Laboratories. The analyses produced analogous results where a trend in the reduction of Abeta accumulation was observed in the high-dose arm.

The BLAZE biomarker study high-dose intravenous cohort showed a consistent trend of reduced Abeta accumulation in the brain over time shown by two independent exploratory analyses of florbetapir-PET data. Using white matter rather than cerebellum as the key reference region in the brain is generally considered a more robust method of showing treatment effects of AD therapies.

In the BLAZE study, patients also showed a statistically significant increase in CSF Abeta1–42, which we believe confirms target engagement by crenezumab. Similar results were observed in the ABBY study where CSF was assessed in 49 patients. These results suggest that Abeta is being eliminated from the brain when treated with crenezumab.

BLAZE High Dose Arm: Crenezumab Increases CSF Total Abeta Relative to Placebo

BLAZE Study Results: Effects on Cognition and Global Function

A similar and consistent pattern of response was observed in the BLAZE study with slowing of loss of cognition compared to placebo observed at the high-dose intravenous crenezumab arm, and having the most effect in patients with more mild MMSE scores. There was no significant cognitive change in patients who received low-dose subcutaneous crenezumab. Importantly, the sample size of the study was not expected to have adequate power to detect a modest but clinically significant difference between active medication and placebo at the 5% significance level (as is commonly the case in Phase 2 studies in AD). BLAZE study results suggest that Abeta is being eliminated from the brain as patients showed a statistically significant increase in CSF Abeta1–42, which confirms target engagement by crenezumab.

BLAZE High Dose Arm: Change in ADAS-Cog 12

The BLAZE high-dose arm showed increasing separation over time of the curves of decline on ADAS-Cog 12 for placebo (dashed line) and intravenous crenezumab (solid line) in the mild subgroup of patients (MMSE 20-26). In a post-hoc analysis of a group of patients with mild AD (MMSE 20-26) treated with high-dose intravenous crenezumab, there was a 52.0% reduction in cognitive decline (p=0.29). In patients with mild-to-moderate AD (MMSE 18-26) treated with high-dose intravenous crenezumab, there was a 10.3% reduction in cognitive decline (p=0.84). Importantly, the sample size of the study was not expected to have adequate power to detect a modest but clinically significant difference between active medication and placebo at the 5% significance level (as is commonly the case in Phase 2 studies in AD). Effect sizes and p-values were not adjusted for multiplicity.

In the BLAZE study, patients in the high-dose crenezumab arm showed less cognitive decline on the measure of global function, CDR-Sum of boxes, as compared to placebo. In mild-to-moderate AD (MMSE 18-26), a 7.4% reduction in global functional decline (p=0.84) was observed. In a post-hoc analysis in patients with mild AD (MMSE 20-26), treatment with high-dose intravenous crenezumab resulted in a 41.5% reduction in global functional decline (p=0.44). Although the results were not statistically significant, the sample size of the study was not expected to have adequate power to detect a modest but clinically significant difference between active medication and placebo at the 5% significance level (as is commonly the case in Phase 2 studies in AD).

Safety Data from ABBY and BLAZE Studies

Crenezumab demonstrated favorable safety and tolerability in Phase 2 clinical studies even at high doses. Crenezumab’s safety profile is especially reflected in a low incidence of ARIA-E (0.3%) in Phase 2 clinical studies. ARIA-E was observed in only one patient who received high-dose intravenous crenezumab in the ABBY study. No case of ARIA-E was reported in the placebo arm or the BLAZE study. Favorable pharmacokinetic properties coupled with a favorable safety and tolerability profile enables crenezumab to penetrate the brain more readily at therapeutically relevant doses. Since dose limiting toxicities are a potential reason for the failure of other antibodies to demonstrate efficacy, crenuzamab’s potential safety at high doses is a key distinguishing product feature.

There was no imbalance in the overall rate of AEs. AEs were observed in 91.3% of patients treated with crenezumab versus 90.3% of patients who received placebo. AEs were generally mild-to-moderate and transient. AEs did not appear to be related to crenezumab exposure. Five deaths occurred during ABBY and BLAZE, all in patients who received crenezumab during the randomized placebo-controlled period (1.4% of the crenezumab-treated population). The overall rate of deaths is consistent with the background rate of death in the elderly AD population. There was no consistent pattern for the cause of death and none were considered by the investigators to be related to crenezumab. It was reported that 3.2% of crenezumab-treated patients developed pneumonia versus 0.6% in placebo-treated patients in ABBY and BLAZE, but the rate of pneumonia cases in crenezumab-treated patients is consistent with the expected rate in the elderly population (2.5%–4.4%) and no drug-related mechanism for pneumonia was identified.

Genentech has not disclosed detailed information about serious adverse events associated with crenezumab either publicly or to us. However, at the 2014 Alzheimer’s Association International Conference, it was reported that in the combined Phase 2 study populations, serious adverse events occurred at similar rates in patients treated with crenezumab (16.5%) and in patients given a placebo (11.9%).

Ongoing Phase 1 Study

To explore safety at higher doses, crenezumab is currently being tested in a Phase 1 clinical study conducted in the United States. This randomized, placebo-controlled, double-blind, four parallel-arm study will evaluate the safety and tolerability of two doses of intravenous crenezumab in approximately 24 patients with mild to moderate AD (MMSE 18-28) between the ages of 50 to 90. An optional open-label extension stage will be offered to patients after completion of the double-blind stage of the study. The final data collection date for the primary outcome measure is planned for the fourth quarter of 2015. This study is expected to be completed in July 2016.

Phase 2 AD Prevention Study

In 2012, crenezumab was independently selected from among twenty five product candidates for use in the first-ever AD prevention study. The study, a $100 million collaboration between the NIH, Banner Alzheimer’s Institute and Genentech, is the cornerstone of the global Alzheimer’s Prevention Initiative. Crenezumab is being administered pre-symptomatically to 300 members of an extended Colombian family, of which 200 members carry a mutation that causes early-onset AD. Family members usually develop symptoms before the age of 45. The five-year study has cognitive endpoints. An interim analysis is expected in 2017, but the data and results of that analysis may not be made public given patient sensitivity.

Planned Phase 3 Study

Genentech has announced that it plans to enter Phase 3 clinical development of crenezumab in early 2016. The design and number of studies have not yet been disclosed but will take into account results of the Phase 2 studies as well as the additional ongoing Phase 1 study of higher doses, which is expected to be completed in the fourth quarter of 2015.

ACI-24

ACI-24 is a vaccine candidate that is in a combined Phase 1/2a clinical study for AD. ACI-24 was developed utilizing our SupraAntigen platform, and is designed to stimulate a patient’s immune system to produce antibodies that specifically target the misfolded Abeta conformer to prevent plaque accumulation and to enhance plaque clearance. Pre-clinical data demonstrated significant activity in plaque reduction and memory restoration. ACI-24 has a favorable safety profile, characterized by a lack of observed local inflammation and a mechanism of action independent of inflammatory T-cells.

Phase 1/2a Study

To be considered a Phase 1/2a study, a study or part of it must include as a primary goal the assessment of efficacy in a patient population, assessed using either clinical endpoints or biomarkers. This is in contrast to a Phase 1 study where the primary goal typically includes safety and pharmacokinetic or pharmacodynamic measures. The ACI-24 study is an adaptive design study where, after completion of a first step assessment of safety and immunogenicity at different doses, the study may be expanded to assess the efficacy at the best dose in a Phase 2a-type design.

The Phase 1 part of the combined Phase 1/2a study is currently ongoing. The efficacy, tolerability and immunogenicity of ACI-24 are being tested in mild to moderate AD patients with four different doses. It is a randomized, placebo controlled, double blind study. The different doses are tested via an ascending dose design in four consecutive cohorts with 12 patients each (9 on active, 3 on placebo treatment). ACI-24 is administered by subcutaneous injection with multiple injections per cohort. Each dose cohort is followed by a two-year treatment-free safety follow-up period.

The treatment of the first three cohorts has been completed. The treatment of the fourth cohort is ongoing. To date, ACI-24 has shown a favorable safety profile and has been well tolerated. None of the observed serious adverse events were considered related to the administration of ACI-24. The Phase 2a study of the combined Phase 1/2a study will focus on safety, tolerability and efficacy and will be conducted after all data of Phase 1 are available.

Pre-clinical Study

Pre-clinical results showed that ACI-24 induced a rapid and significant anti-Abeta antibody response in a T-cell independent manner, which is linked to a more favorable safety profile. The antibody response following treatment with ACI-24 reduced the Abeta brain burden and restored the memory capacity in double-transgenic AD mice. Anti-Abeta antibodies induced by ACI-24 preferentially bind to both pathologically aggregated Abeta species such as oligomers and fibrils. Relative to other anti-Abeta vaccines currently or previously in clinical development ACI-24 has shown differentiation in pre-clinical studies on the basis of mechanism of action, safety and efficacy.

As shown in the diagram above, immunization of an AD mouse model with ACI-24 led to a significant decrease of insoluble, plaque-related (black bars) and soluble (grey bars) oligomeric Abeta1-40 and Abeta1-42. This target engagement was accompanied by the significant improvement of cognitive memory capacity in the novel object recognition test, or ORT. In contrast, immunization with ACI-01, the vaccine candidate which did not present the antigen in its pathological conformation, did not result in any restoration of memory.

ACI-24 in Down Syndrome

Individuals with Down syndrome have an extra copy of chromosome 21 where the gene for APP resides. These individuals have a rate of AD that is three to five times that of the general population and develop the disease at a much younger age. At autopsy, AD has been reported in 80% of people with Down syndrome over age 40 and 100% over age 60.

ACI-24 is a vaccine candidate against the pathological form of Abeta in plaques of AD patients. It contains a palmitic-acid Abeta peptide corresponding to amino acids 1-15 of the Abeta molecule anchored in liposomes and adopts the conformation of the pathological Abeta conformers found in plaques. ACI-24 has a novel mode of action whereby antibody production is induced through direct B-cell (antibody producing cell) activation that is independent of T-helper cells.

An IND to study the disease-modifying properties of ACI-24 for the prevention of cognitive decline with Down syndrome was filed and cleared by the FDA. ACI-24 is expected to enter Phase 1 clinical studies for Down syndrome at the end of 2015 after the authorization of the amended protocol. The study is supported by a substantial NIH grant and other grants from the LuMind Research Down Syndrome Foundation.

The diagram above, based on unpublished work by AC Immune in collaboration with Dr. Mobley, shows in a Down syndrome mouse model (Ts65Dn) a 20% significant improvement of the memory (left) and a 27% reduction of Abeta in the brain following vaccination with ACI-DS-01, the mouse equivalent of ACI-24 (right).

ACI-35

ACI-35 is a vaccine candidate directed against another key component of the pathology of AD: phosphorylated tau proteins, or p-tau, found in tau tangles. ACI-35 is designed to stimulate a patient’s immune system to produce antibodies against the misfolded and phosphorylated pathogenic conformers of tau protein that aggregate to create the neurofibrillary tangles that characterize AD. ACI-35 is the first vaccine candidate against phosphorylated pathological tau in clinical studies, and is currently in Phase 1b clinical testing in patients with mild to moderate AD. In 2015, we entered into a partnership with Janssen Pharmaceuticals, a subsidiary of Johnson & Johnson, for the clinical development of ACI-35 beyond Phase 1b.

The dendrites and axons, or nerve endings, of the neurons contain an elaborate series of thin tubes, or microtubules, which serve to support them and transport nutrients down to the nerve endings. Tau proteins are a key component of these microtubules, and, hence, are known as microtubule associated proteins.

In AD, tau protein is misfolded, becomes hyperphosphorylated and aggregates into neurotoxic oligomers that ultimately form neurofibrillary tangles within neurons. The degree of tau pathology correlates strongly with the degree of cognitive loss in AD. Approaches to reducing the level of abnormal tau proteins and slowing their build-up in the brain are considered important targets for new AD therapies.

We developed ACI-35 using our SupraAntigen technology. In pre-clinical testing, the vaccine candidate induced an antibody response that was highly specific to misfolded and phosphorylated tau. This antibody response resulted in a reduction of phosphorylated misfolded tau and an improvement in cognitive clinical parameters.

Phase 1b Study

Phase 1b Study Design

Safety, tolerability and immunogenicity of ACI-35 are being tested in an ongoing Phase 1b study in mild to moderate AD patients. It is a randomized, placebo controlled double blind study, where ACI-35 is administered via subcutaneous injection. Different doses and dosing schedules are being investigated in an ascending dose design. Multiple injections of ACI-35 are administered per cohort for active or placebo treatment in a three-to-one ratio. To date, ACI-35 has been generally safe and well tolerated.

Pre-clinical Study

In research and pre-clinical studies, ACI-35 demonstrated:

•	A high and specific anti-p-tau IgG antibody response in wild-type mice, tau transgenic mice and primates (cynomolgus and rhesus monkeys);

•	The induction of highly specific antibodies that are able to recognize p-tau over non-phosphorylated tau peptide and yield a 30-100 fold higher titer for p-tau over non-phosphorylated tau;

•	A favorable safety profile by showing that multiple doses in mice and monkeys induced strong antibody responses that were well tolerated and not associated with organ toxicity. The main adverse events were local reactions observed at the injection site and were consistent with a normal granulomatous inflammatory reaction after subcutaneous injection of a foreign body;

•	No observable toxicity at the highest dose used in cynomolgus monkeys or mice; and

•	No cross-reactivity to any human tissue with the antibodies induced in monkeys by ACI-35 immunization.

ACI-35 generated antibodies that are phosphor-specific for the full-length p-tau protein.

The left graph shows that the ACI-35 vaccination raised highly-specific antibodies against phosphorylated tau protein in both transgenic and wild type mice. On the other hand, the right graph shows that a classical vaccine, composed of a p-tau peptide adsorbed to aluminum phosphate, raised antibody responses that do not discriminate between phosphorylated tau and non-phosphorylated tau protein in both wild type and tau transgenic mice.

Pre-clinical and Discovery Stage Therapeutic Programs

Using our SupraAntigen and Morphomer platforms, we have generated additional discovery and pre-clinical stage molecules targeting neurodegenerative diseases, and diagnostics targeting both Abeta and tau. We currently have four therapeutic product candidates and two diagnostic product candidates in various stages of pre-clinical development. A number of our therapeutic product candidates in pre-clinical development are focused on indications outside of AD and evidence our expansion strategy. Based on the data we have received to date, we believe that our technology platforms can be applied to misfolded proteins across a broad range of indications. The table below lists our four pre-clinical product candidates, the platform from which each candidate stems and the lead indication being pursued:

Product Candidate	Target	Lead Indication	Partner	Platform
Anti-tau antibody	tau	AD	Genentech	SupraAntigen
Morphomer tau	tau	AD	N/A	Morphomer
Morphomer abeta	Abeta	Glaucoma	N/A	Morphomer
Morphomer alpha-synuclein	alpha-synuclein	PD	N/A	Morphomer

Anti-tau antibody: Our anti-tau monoclonal antibody program uses the SupraAntigen platform to generate humanized monoclonal antibodies for use as passive immunotherapies that are highly specific for pathological forms of tau found in AD brains and other tauopathies. Results from studies conducted in pre-clinical development demonstrate a significant reduction in pathological tau with reduced effector function, meaning decreased ability to affect the function of tau, as well as improvement of long-term spatial memory. A lead development candidate has been selected, and Genentech, our collaboration partner for the anti-tau antibody program, announced that it intends to move this program into Phase 1 clinical studies in late 2016.

Anti-tau Morphomers: Anti-tau Morphomers are small molecule compounds designed to inhibit tau aggregation with the aim of interacting with the beta sheet conformation present in misfolded aggregated tau protein. Our anti-tau Morphomers show a significant inhibition of full length tau aggregation, size-reduction and solubilization of full length tau aggregates and intracellular target engagement by reduction of cellular, aggregated and phosphorylated tau. Importantly, research data show that our compounds reduce cytotoxicity induced by tau. These data were further confirmed by the reduction of misfolded tau in the brain and memory improvement in a tau disease mouse model.

Morphomer abeta: Our Morphomer abeta product candidate is a small molecule that inhibits and disrupts Abeta propagation and aggregation, and is currently being evaluated for the treatment of glaucoma, where its anti-Abeta properties represent a novel mechanism of action for that disease. In pre-clinical testing, Morphomer abeta demonstrated a strong ability to protect the eyes of rats exposed to increased ocular pressure and chronic ocular hypertension which are clinical features of glaucoma. This molecule is expected to enter Phase 1 clinical studies in 2017.

Morphomer alpha-synuclein: Our Morphomer alpha-synuclein product candidate is small molecule that reduces the cytotoxicity of alpha-synuclein aggregates by a decrease in their beta sheet content. In pre-clinical studies, Morphomer alpha-synuclein significantly reduced in vivo the formation of alpha-synuclein pathological structures accompanied by improvement of a neuronal marker relevant to PD. Ongoing activities are focused on increasing potency and pharmacokinetic properties and preparing compounds for pre-clinical development activities. In a mouse model of tauopathies, our lead compounds show improvement of learning and memory deficit and reduce brain atrophy.

Diagnostics

Scientists increasingly believe that early detection of neurodegenerative diseases is critical to enhancing the effectiveness of both symptomatic and disease-modifying therapies. As a result, therapeutic development for AD increasingly focuses on treating early stage disease to delay or prevent progression and to preserve the maximum amount of cognitive function before it is irreversibly lost. Most clinical studies now target mild stages of the disease increasing the need for accurate diagnosis that is independent of potentially subjective cognitive metrics. At least one study estimates that as many as one-third of patients in previous AD studies did not in fact have AD. Accurate and early diagnosis of AD is thus a substantial unmet market need, and diagnostic products will have a key role in generating a new treatment paradigm, including by selecting more uniform and stage-specific clinical study subjects, tracking patient progress and results, managing patients receiving treatment, and ultimately diagnosing disease at its earliest stage for immediate treatment.

We are developing two diagnostic product candidates using our Morphomer technology platform. These product candidates are PET ligands, that are tracers that can be used to target tau and alpha-synuclein aggregates. In May 2014, we established a licensing collaboration for our tau-PET imaging program with Piramal Imaging. Our tau-PET imaging agent is currently in a First-in-Man clinical study. Piramal Imaging is expecting to advance this program into Phase 1 clinical development in 2016.

Our PET tracers are designed to bind specifically to tau tangles and have demonstrated their ability to cross the blood-brain barrier. The severity of cognitive impairment in AD patients is correlated with the presence of tau protein tangles, leading us to believe that an imaging agent for tau is equally important. Our tau-PET tracers are more selective for tau than Abeta when compared to current published tau-PET agents in development and can be readily radiolabelled. While PET imaging has improved the diagnosis of AD by targeting Abeta, tau imaging will further enhance the diagnosis of early AD. To date, there are no approved tau tracers.

The diagrams above show that our lead tau-PET imaging compound has high selectivity and can identify tau aggregates as early as stage one of the six stages of the Braak scale, which is the pre-symptomatic stage (as indicated with arrows in the far left diagram), and have a favorable uptake in the brain (right diagram).

AD diagnostics are a major market opportunity that will be driven by the growth in the aging population and the testing and availability of disease-modifying drugs. We believe a best-in-class tau tracer has the potential to achieve a substantial market share in this large and growing market.

Alongside our AD diagnostics activities, we have a program targeting PET imaging agents for alpha-synuclein, an important protein involved in PD, and which progressively accumulates in structures in the PD brain. Scientists believe that the misfolding of alpha-synuclein is central to the neurodegenerative process of PD, as well as a number of other disorders, collectively called synucleinopathies, such as Lewy Body Dementia and Multiple System Atrophy, making it a priority target for drug development. We have identified molecules from our Morphomer library that stain selectively alpha-synuclein pathological structures in human PD brain sections. Ongoing work to optimize the potency, selectivity and pharmacokinetics of these tracers is being funded by the Michael J. Fox Foundation for Parkinson’s Research.

Currently there are no imaging products in the market that target alpha-synuclein. This provides us with a unique opportunity to become the market leader in alpha-synuclein PET imaging. We believe the ability to image alpha-synuclein deposits in the brain will enable:

•	The diagnosis of PD at much earlier premotor stages than is now possible, thereby enabling early therapeutic intervention and corresponding better patient outcomes;

•	The use of alpha-synuclein as a surrogate marker in clinical studies of novel therapeutic regimens designed to slow or halt progression of PD; and

•	The diagnosis of sub-populations of PD and other synucleinopathies.

These applications of alpha-synuclein PET imaging agents have the potential to fundamentally change the approach of treating PD and other similar diseases.

The PD market size is estimated to grow from $3.6 billion in 2012 to approximately $5.3 billion in 2022.

License Agreements and Collaborations

Our SupraAntigen and Morphomer platforms have generated large numbers of clinical assets that address diseases related to protein misfolding, such as AD, PD and Down syndrome. Select key assets in the product pipeline have been licensed for upfront payments, milestones and royalties to help offset the cost of our research and internal product development. Discussions with other companies are ongoing. We have signed a number of licensing agreements with leading pharmaceutical companies to assist and accelerate the development of our product pipeline, including:

•	A worldwide licensing agreement with Genentech signed in November 2006 (and amended in May 2015) for crenezumab for AD, under which we may become eligible to receive payments totaling up to approximately $340 million, excluding royalties.

•	A worldwide licensing agreement with Genentech signed in June 2012 for anti-tau antibodies for AD, under which we may become eligible to receive payments totaling up to $418 million, excluding royalties.

•	A worldwide licensing agreement with Janssen signed in December 2014 for therapeutic anti-tau vaccines for AD, and potentially other tauopathies, under which we may become eligible to receive payments totaling up to CHF 500 million, excluding royalties.

•	A worldwide licensing agreement with Piramal Imaging signed in May 2014 for small molecule tau ligands for use as PET tracers under which we may become eligible to receive payments totaling up to €157 million, excluding royalties.

Genentech

We have two partnership agreements with Genentech, a company with a reputation for scientific excellence and a history of bringing innovative protein therapeutics to market.

Crenezumab Collaboration Agreement of 2006

We signed our first agreement with Genentech in November 2006 and amended the agreement in May 2015. This is an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal antibody targeting misfolded Abeta. The agreement provides for a second therapeutic product based on the same intellectual property and anti-Abeta antibody compound, as well as an anti-Abeta diagnostic product. Genentech recently announced that it intends to commence Phase 3 clinical studies for crenezumab in 2016.

Under the agreement with Genentech, we may become eligible to receive payments totaling up to approximately $340 million, excluding royalties. The agreement includes upfront and milestone payments. In addition, we will receive royalties on sales. The structure of the collaboration agreement is as follows:

•	An upfront payment

•	Clinical milestone payments are payable upon commencement of each of Phase 1 and 2 of clinical developments, and upon the earlier of Genentech’s decision to authorize Phase 3 or the commencement of Phase 3 of clinical developments. In addition, for a second indication, clinical milestone payments would be payable upon commencement of Phase 2 of clinical developments and upon the earlier of Genentech’s decision to authorize Phase 3 or the commencement of Phase 3 of clinical developments.

•	Regulatory milestone payments upon making regulatory filings in the U.S. and Europe, respectively, and milestone payments upon obtaining marketing approval in each of the U.S. and Europe. In addition, for a second indication, additional regulatory and approval milestones would be payable.

•	Royalties on sales with different royalty rates applicable in the U.S. and Europe. Royalty levels are tied to annual sales volumes. We will receive royalties on sales of crenezumab with the percentage rates ranging from low double-digits to the mid-teens.

To date, we have received total payments of $65 million which comprise upfront and clinical milestone payments. We received a $25 million upfront payment at the time of signing of the collaboration agreement and have since then obtained three milestone payments totaling $40 million including the Phase 3 milestone payment we received in July 2015.

Under the terms of the agreement, Genentech bears all the costs of developing crenezumab through the clinical phases. In addition, Genentech is responsible for the costs associated with seeking and obtaining regulatory and marketing approvals, manufacturing costs, sales and marketing costs. Intellectual property costs related to any crenezumab-related intellectual property filed solely by us and any costs associated with filing, maintaining and protecting intellectual property filed jointly we share with Genentech. The agreement will terminate by its terms on the date on which all obligations between the parties with respect to the payment of milestones or royalties for licensed products have passed or expired. However, Genentech may terminate the agreement at any time by providing three months’ notice to us.

Anti-tau Antibody Collaboration Agreement of 2012

In June 2012, we entered into a second partnership with Genentech to commercialize our anti-tau antibodies for use as immunotherapeutics. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at percentage rates ranging from the mid-single digits to high single digits. The agreement also provides for collaboration on two additional indications built on the same anti-tau antibody program, as well as a potential anti-tau diagnostic product.

To date, we have received payments totaling CHF 31 million including a CHF 14 million milestone payment associated with the recent selection of the lead candidate to be taken forward into Phase 1 clinical studies. Genentech recently announced that it intends to commence Phase 1 clinical studies for this product candidate in 2016.

The structure of the collaboration agreement is as follows:

•	An upfront payment

•	Preclinical and clinical milestone payments upon selection of a lead candidate, commencement of each of Phase 1, 2 and 3 of clinical development. In addition, for a second indication, clinical milestone payments would be payable upon commencement of each of Phase 2 and 3 of clinical development.

•	Regulatory milestones payments upon making regulatory filings in the U.S., Europe, and Japan, respectively. In addition, for a second indication, similar regulatory milestones would be payable.

•	Commercialization milestones payable upon making a first commercial sale in each of the U.S., Europe and Japan. For a second indication, commercialization milestones exist for each of the U.S., Europe and Japan which are triggered by the first commercial sale for the second indication in each of those jurisdictions.

•	Royalties on sales with royalty rates differing based on the source of the intellectual property underlying the commercial product.

Under the terms of the agreement, Genentech bears all the costs of developing the anti-tau antibody compound through the clinical phases. In addition, Genentech is responsible for the costs associated with seeking and obtaining regulatory and marketing approvals, manufacturing costs, sales and marketing costs. Intellectual property costs related to any anti-tau antibody-related intellectual property filed solely by us and any costs associated with filing, maintaining and protecting intellectual property filed jointly we share with Genentech. The agreement will terminate by its terms on the date on which all obligations between the parties with respect to the payment of milestones or royalties for licensed products have passed or expired. However, Genentech may terminate the agreement at any time by providing three months’ notice to us.

Janssen Pharmaceuticals

In December of 2014, we entered into a partnership with Janssen Pharmaceuticals to develop and commercialize therapeutic anti-tau vaccines for the treatment of AD and potentially other tauopathies. The partnership includes a worldwide exclusive license and research collaboration. We and Janssen will co-develop the lead therapeutic vaccine candidate, ACI-35, through Phase 1b completion. From Phase 2 and onward, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35. ACI-35 is an active therapeutic vaccine candidate stimulating the patient’s immune system to produce a polyclonal antibody response against phosphorylated tau protein. The agreement also allows for the collaboration to be expanded to include a second indication based on the same anti-tau vaccine program and intellectual property related to this program.

We received an upfront payment of about CHF 25.9 million and are eligible to receive development, regulatory and commercialization milestone payments potentially totaling up to CHF 500 million for AD and a potential second indication outside of AD. Additionally, we will receive royalties on sales at a percentage rate ranging from the low double digits to mid-teens. We have entered into a three-year joint research collaboration to further characterize and develop novel vaccine therapies for the treatment of tauopathies.

The structure of the collaboration agreement is as follows:

•	An upfront payment

•	Clinical milestone payments upon completion of Phase 1b, commencement of each of Phase 2 and 3 of clinical development. For a second cohort, a milestone payment is payable to us upon commencement of Phase 2 clinical studies. In addition, for a second indication, clinical milestone payments would be payable upon commencement of Phase 3 clinical studies.

•	Regulatory milestone payments upon making regulatory filings in the U.S., Europe, and Japan, respectively. In addition, for a second indication, similar regulatory milestones would be payable. Also,

for a second indication, additional regulatory milestone payments are payable by Janssen to us upon receipt of each of the regulatory approvals in the U.S., Europe and Japan.

•	Commercialization milestones payable upon making a first commercial sale in each of the U.S., Europe and Japan, and upon achieving certain commercial milestones.

•	Royalties on sales with royalty rates differing based on the level of annual sales.

The agreement will terminate by its terms on the date on which all royalty obligations have been paid thereunder. However, under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the Phase 1b clinical study by providing 90 days’ notice to us.

Piramal Imaging

In May 2014, we entered into our first diagnostic partnership with Piramal Imaging, one of the world leaders in imaging products. The agreement with Piramal is for a compound from the Morphomer chemical library that binds to pathogenic tau for use as a PET tracer.

The exclusive, worldwide licensing agreement with Piramal Imaging includes upfront and milestone payments totaling up to €157 million, plus royalties on sales at percentage rates ranging from mid-single digits to low teens.

The structure of the collaboration agreement is as follows:

•	An upfront payment

•	Clinical milestone payments upon the commencement of Phase 1, 2 and 3 for the lead indication. We would be entitled to further clinical milestone payments for the commencement of Phase 2 and 3 for a second indication

•	Regulatory approval and marketing approval milestones upon filing and approval in each of the U.S. and Europe

•	Sales milestones tied to specific total sales amounts

We believe the tau tracer will complement Piramal’s already marketed Abeta tracer product Neuraceq and could be commercially available within five years. The agreement will terminate by its terms on the date of expiration of the last-to-expire royalty term, where each royalty term under the agreement expires on a product-by-product basis and country-by-country basis on the later of (i) ten years after the first commercial sale of the relevant product in such country and (ii) the date on which the patent covering the sale of such product in such country is no longer valid or enforceable. However, Piramal Imaging may terminate the agreement at any time after the first eighteen months from the effective date of this agreement by providing three months’ notice to us.

National Institutes of Health/Banner Alzheimer’s Institute

In 2013, the NIH and Banner Alzheimer’s Institute selected crenezumab for the first ever AD prevention study before onset of symptoms in highest-risk individuals. This landmark study is being performed on a family clan in Colombia with Paisa mutation leading to Abeta accumulation and early onset AD. The $100 million multi-year study is being funded with grants from the NIH, Banner Alzheimer’s Institute and our partner, Genentech. Interim results from this study are expected to be available in 2017.

Michael J. Fox Foundation for Parkinson’s Research

In 2015, we were awarded an important grant from the Michael J. Fox Foundation for Parkinson’s Research. The grant is funding the development of a diagnostic imaging agent capable of detecting PD at an early stage.

The project focuses on alpha-synuclein PET tracers. We have identified molecules from our Morphomer library that stain selectively alpha-synuclein pathological structures in human PD brain sections. We are optimizing the potency, selectivity and pharmacokinetics of these tracers and expect to select a lead candidate in the first quarter of 2016.

Nestlé Institute of Health Sciences SA

In September 2015, we entered into a research collaboration agreement with the Nestlé Institute of Health Sciences SA, or NIHS, a fundamental research institute of the global nutrition, health and wellness company Nestlé, to develop a novel, minimally invasive tau diagnostic assay for the early diagnosis of AD. Under the terms of the agreement, we will provide expertise in the biology and pathology of tau as well as commit our laboratory capabilities to support the collaborative research program. NIHS will apply its proprietary multiplexed antibody technology platform to the research program with the goal of identifying and validating a highly sensitive diagnostic assay for the detection of tau in human cerebrospinal fluid and blood plasma.

Competition

The biopharmaceuticals industry is highly competitive across all therapeutic fields. In the field of neurodegenerative diseases, there are many public and private companies or institutions that are actively engaged in the discovery and development of therapeutic and diagnostic products. Some of these products may have a similar target to our product candidates or address similar markets. The industry is still in its infancy in terms of defining the pathology of neurodegenerative diseases. As disease understanding progresses, the number of novel product candidates may well increase and broaden the therapeutic and diagnostic options in our product markets.

Currently, there are no approved disease-modifying products for AD or any other neurodegenerative disease. Current approved therapies seek to treat the symptoms of AD, such as cognitive decline, but do not slow or stop the progression of the disease. In addition, commonly, there is off-label prescription of antidepressant and antipsychotic agents for more advanced AD patients who may suffer from agitation, aggressive behaviors, psychosis and depression. No new drugs have been approved for the treatment of AD since 2003.

We expect there to be several classes of disease-modifying agents that will enter the AD market. One such class is monoclonal antibodies that target Abeta plaques, the same target as for our candidate product crenezumab. Another target for monoclonal antibodies is tau protein aggregates. Therapeutic vaccines are a second class of disease-modifying therapies, and include our candidate products ACI-24, that targets Abeta plaque, and ACI-35, that targets aggregated tau protein.

The availability of novel diagnostic agents to visualize the disease development in AD patients is critical for successful clinical development of disease-modifying products in AD. At the forefront of this new diagnostic effort are PET agents for in-life imaging of disease, and in particular, tau-targeting PET agents which we believe will allow precise assessment of disease AD patients.

•	Crenezumab: If crenezumab is approved, it would compete with other monoclonal antibody products that target Abeta plaques and act as disease-modifying agents. Currently, no product has been approved that is a disease-modifying agent targeting Abeta plaques; however, a number of such product candidates are in clinical development. These include solanezumab, gantenerumab and aducanumab, each of which is in Phase 3 clinical study and which are being advanced by Eli Lilly, Roche and Biogen, respectively. Biogen has a second product candidate known as BAN2401, which is currently in Phase 2 clinical study.

•

ACI-24 in AD: ACI-24, if approved, would compete with other approved anti-Abeta-targeting therapeutic vaccines. Several potential competing product candidates have not continued through the regulatory approval process, including ACC-001 (Janssen / Pfizer) and AN-1792 (Elan / Janssen), both of which were discontinued after completing Phase 2 studies. Other potential competing product candidates for ACI-24 include Affitope-AD-02 (AFFiRiS AG / GlaxoSmithKline) and CAD-106 (Novartis International AG), each of which has completed a Phase 2 study.

•	ACI-24 in Down syndrome: ACI-24 is the first disease-modifying vaccine candidate addressing AD in Down syndrome, with a potential preventive and therapeutic application. While there are symptomatic treatments of Down syndrome in clinical development, to our knowledge there are no other disease-modifying treatments for AD in Down syndrome.

•	ACI-35: ACI-35, if approved, would compete with other approved tau-targeting therapeutic vaccines. This includes AADVAC1, an anti-tau vaccine product candidate currently being advanced in the regulatory approval process by Axon Neurosciences. AADVAC1 entered Phase 1 clinical studies in May 2013.

•	Anti-tau Antibodies: To our knowledge, there are no competing products currently in clinical development for AD. However, the anti-tau monoclonal antibodies BMS-986168 (Bristol-Myers Squibb Company) and ABBV-812E (AbbVie) are currently in Phase 1 clinical development in the orphan indication PSP, a tau protein-based neurodegenerative disease.

•	Anti-tau Morphomers: A potential competitor to our anti-tau Morphomers is LMTX. LMTX is a methylene blue derivative that is being advanced by TauRx Therapeutics and is intended to target tau protein aggregation. LMTX entered Phase 3 clinical study in September 2012. No clinical data read-out has been made available.

•	Diagnostics: Currently, there are no approved tau PET imaging products. However, should our tau PET imaging agent be approved, it would compete with other approved tau-PET agents. These include (i) 18F-AV-1451 (previously T807), which is being advanced by Eli Lilly subsidiary, Avid Radiopharmaceuticals, and is currently in Phase 2 clinical studies that began in December 2013, (ii) THK-5117, is being advanced by GE Healthcare under license from the Tohoku University School of Medicine and is currently in Phase 1/2 studies, (iii) PBB3, a product candidate in Phase 1 studies and being advanced by the National Institute of Radiological Services and (iv) Roche is evaluating internal tau PET imaging ligands in Phase 1 clinical studies in AD patients.

Many of our competitors have significantly greater financial, technical and human resources than we have available. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Our commercial opportunity and our success will be based in part on our ability to identify, develop and manage a portfolio of product candidates that are safer and more effective than competing products. However, this opportunity could be eroded or even eliminated if our competitors develop and/or market products that are novel and have superior safety and efficacy profiles, that may be brought to the market more rapidly due to greater available resources, or that are less costly than our current or future product candidates.

Commercialization Strategy

Our strategy to date has been to focus on identifying partnerships for our early stage product candidates as both a way to secure non-dilutive capital to fund our other research and development programs but also as a way to accelerate the development of these partnered products by leveraging our partners’ extensive knowledge in clinical studies, drug development, manufacturing and commercialization.

With greater financial resources at our disposal but also given the significant knowledge acquired by our scientists and scientific leadership, we intend to retain selected promising product candidates in-house for a longer period of time and fund their development from our own resources. This will allow us to generate greater value from these product candidates, allowing us to demand more significant terms from a prospective partner. For example, our current plan is to retain full control of our two Abeta vaccine programs focused on AD and Down syndrome, meaning that we would fund the planned Phase 2 and Phase 2/3 studies, respectively, from our financial resources. In the field of diagnostics, the parallel development of therapeutic compounds and companion diagnostics is of growing importance to the pharmaceutical industry. The development timeframe of a PET diagnostic agent is significantly shorter than for a therapeutic product providing the prospect for potential diagnostic product revenues to be realized quicker than potential therapeutic product revenues. Our Morphomer platform is particularly well suited to generate molecules for use in the development of companion diagnostics.

Given our current stage of product development, we currently do not have a commercialization infrastructure. If any of our diagnostic product candidates is granted marketing approval, we intend to focus our initial commercial efforts in the United States and select European markets, which we believe represent the largest market opportunities for us. In those markets, we expect our commercial operations to include our own specialty sales force that will target neurologists and gerontologists, both in hospitals and in private practice. In other markets, we expect to seek partnerships that would maximize our products’ commercial potential.

Intellectual Property

We strive to protect the proprietary technology that we believe is important to our business, including seeking and maintaining U.S. and foreign patents intended to cover our products and compositions, their methods of use and processes for their manufacture, as well as our proprietary technology platforms, diagnostic candidates, and any other inventions that are commercially important to the development of our business. We also rely on trade secrets and know-how to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

Our success will significantly depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce patents, preserve the confidentiality of our trade secrets and operate our business without infringing any patents and other intellectual property or proprietary rights of third parties. See the section titled “Risk Factors— Risks Related to Intellectual Property” for additional information.

As of October 19, 2015, we owned or co-owned approximately 16 issued U.S. patents and 117 issued patents in other jurisdictions, as well as 22 pending U.S. patent applications and 378 pending foreign patent applications. As of October 19, 2015, we licensed approximately eight issued U.S. patents and 15 pending U.S. patent applications, as well as 73 issued patents in other jurisdictions and 285 pending foreign patent applications

The patent portfolios for our three most advanced product candidates as of October 19, 2015 are summarized below.

Crenezumab

Our patent portfolio for crenezumab includes composition of matter claims (including for the humanized crenezumab monoclonal antibody, of a fragment thereof, a polynucleotide encoding the antibody or fragment thereof, a cell line used to produce the crenezumab antibody as well as pharmaceutical compositions comprising crenezumab), claims directed to treating certain indications using crenezumab including AD, and claims directed to a method of manufacturing crenezumab. Our patent portfolio includes three patent families that are directed to a humanized IgG4 antibody, methods of using such humanized IgG4 antibody for ocular indications, and the murine antibody equivalent.

Our patent portfolio for crenezumab consists of approximately 28 issued patents and 72 pending patent applications in 35 countries. With respect to the patent family directed to a humanized IgG4 antibody, we own approximately three issued U.S. patents and one pending U.S. patent applications. The PCT patent filing date for such humanized IgG4 antibody patent family is July 13, 2007. The issued patents from this patent family, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2027, excluding any additional term for patent term adjustments or patent term extensions.

ACI-24

Our patent portfolio for ACI-24 includes composition of matter claims (including claims directed to the ACI-24 antigenic construct) claims directed to treating certain indications using ACI-24 including AD, and claims directed to using ACI-24 to induce an immune response.

Our patent portfolio for ACI-24 consists of approximately 19 issued patents and 15 pending patent applications in 31 countries. With respect to the U.S., we own two issued U.S. patents.

The patents in this patent portfolio claim the benefit of a PCT application with a filing date of December 8, 2006. The issued patents in this patent portfolio, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2026, excluding any additional term for patent term adjustments or patent term extensions.

ACI-35

Our patent portfolio for ACI-35 includes composition of matter claims (including claims directed to the ACI-35 antigenic peptide and a pharmaceutical composition comprising such an antigenic peptide), claims directed to treating certain indications using ACI-35 including AD, and claims directed to using ACI-35 to induce an immune response.

Our patent portfolio for ACI-35 consists of approximately seven issued patents and 23 pending patent applications in 28 countries. With respect to the U.S., we own one issued U.S. patent.

The patents in this patent portfolio claim the benefit of a PCT application with a filing date of April 1, 2010. The issued patents in this patent portfolio, if the appropriate maintenance, renewal, annuity or other governmental fees are paid, are expected to expire in 2030, excluding any additional term for patent term adjustments or patent term extensions.

Manufacturing and Supply

Background

The manufacturing and supply of the clinical study materials are currently done in collaboration with our collaboration partners (e.g., Genentech in the case of crenezumab and anti-tau antibodies and Piramal Imaging in the case of tau PET imaging) or contract manufacturing organizations (e.g., for ACI-35 and ACI-24) for the supply of raw materials, drug substances and drug products.

We have an established standard operating procedure to properly select the contract manufacturing organization to which the manufacturing tasks will be assigned. In the assessment, we consider the availability of the technical skills necessary to support the project, the business and commercial aspects related to the collaboration and the compliance of our providers with local and international regulations.

Collaboration Partners and Contract Manufacturing Organizations

Genentech, a leading biotech company with extensive experience in developing, producing and distributing products worldwide from pre-clinical to commercial stages of development, manufactures and supplies clinical study materials for crenezumab and anti-tau antibodies. Tau-PET imaging compounds are produced in collaboration with Piramal, a well-established Indian company with a strong chemical background supported by an India based contract manufacturing organization.

ACI-24 and ACI-35 are produced by Bachem AG, an experienced company based in Switzerland. Drug products for the advancement of ACI-24 are manufactured by Polymun, a company based in Austria with significant experience in developing and producing Liposomal formulations, while drug products for the advancement of ACI-35 are produced by Northern Lipids, a company based in Canada with a strong and long experience in the field of liposomal formulation and production.

Compliance with Governing Rules and Quality Requirements

The facilities used by our collaboration partners and contract manufacturing organizations to manufacture our product candidates are systematically audited by local authorities and occasionally inspected by competent authorities where the clinical studies are ongoing. The facilities where the commercial productions are performed must be approved by the FDA or other relevant regulatory authorities pursuant to inspections that are conducted after we submit our NDA or comparable marketing applications. We perform periodic quality audits of the manufacturing facilities and contract manufacturing organizations to monitor their compliance with the regional laws, regulations and applicable cGMP standards and other laws and regulations, such as those related to environmental health and safety matters. The scope of our audits also involves monitoring the ability of our providers to maintain adequate quality controls and quality assurance systems including personnel qualification.

After manufacturing, our products are submitted to extensive characterization and quality control testing plans performed by using properly developed analytical methods that are qualified or validated; this ensures the accuracy of the results generated and provides evidence of the quality of our products. In addition, our products are submitted to detailed and standardized stability programs aimed at demonstrating the stability during the storage period; this, while it guarantees the safety of the products, supports the definition of a suitable supply chain that may encompass the distribution of the products in different continents.

Contractual framework

We have established, with each contract manufacturing organization supplying drug substances or drug products, quality agreements and master service agreements. Quality agreements define the quality standards required to develop, produce and supply the product. Quality agreements also define the responsibilities related to the collaboration with regards to the quality related aspects. Master service agreements define the framework under which the quality agreements operate. Any failure to achieve and maintain compliance with the laws, regulations and standards, suspension of the manufacturing of our product candidates or revoke of cGMP permissions which would adversely affect our business and reputation are defined in the master service agreements and quality agreements. The risk that any third-party providers may breach the agreements they have with us because of factors beyond our control and the possibility they may also terminate or refuse to renew their agreements because of their own financial difficulties or business priorities, potentially at a time that is costly or otherwise inconvenient for us is managed by us with constant investments toward maintaining reserve stocks and in-depth process know-how. The latter is supported by continuous in-house process development and production activities of small-scale/research grade materials that may offer the chance to rapidly identify alternative contract manufacturers to which the manufacturing process could be transferred providing continuity for the clinical study.

Interaction with collaboration partners and contract manufacturing organizations

Finally, our partnership with contract manufacturing organizations is managed through an efficient project management platform in which teams are formed with the representatives of each key function from both parties. Meetings occur either by telephone conferences aimed at updating short term actions or face-to-face when mid-long term development plans are discussed.

Government Regulation and Our Regulatory Department

Our regulatory department has a strong culture of regulatory compliance, operating under three guiding principles, to:

•	Provide constructive regulatory input for development products.

•	Ensure smooth regulatory approvals by anticipating hurdles.

•	Build confidence with regulators by continuous communication.

Our regulatory department has conducted four pre-IND meetings with the FDA (ACI-24 for AD and Down’s syndrome, ACI-91 and tau Imaging) and three Scientific Advice meetings, which are the European equivalent of pre-IND meetings (with German BfArM, Swedish Medical Products Agency and the European Medicines Agency). Since 2008, our regulatory department has filed a total of six clinical study applications in the EU (Germany, Austria, Denmark, Sweden and two in Finland) and one IND in the US. Given the seriousness of AD and public pressure for new therapeutics, we consider regulatory agencies to be important stakeholders in our clinical studies. We are committed to working closely with world regulatory authorities to adhere to and achieve the highest levels of safety in the most timely and efficient manner. The transparency we have achieved and our goal of a close working relationship with the regulatory agencies, in particular the FDA, are intended to facilitate expeditious execution through the regulatory approval process.

Our regulatory department contains a quality assurance, or QA, function. As every quality issue ultimately requires regulatory involvement and input, this approach is intended to lead to rapid resolution of issues and ensure full compliance to satisfy both the reviewers and the inspectors at the government health authorities. The mission of our QA function is to establish, maintain and manage the corporate quality management system. Our regulatory department is charged with keeping our entire organization directly or indirectly involved in the clinical study application process in a state of “inspection readiness.” To that end, we ensure that the study master file is complete and regularly updated. Our regulatory department is also tasked with generating our annual quality plan. The personnel tasked with QA have issued a set of approximately 30 standard operating procedures and continuously train the relevant staff. Our QA personnel conduct regular audits, including in-person audits of the contract manufacturers, contract research organizations and laboratories conducting primary end-point analysis. Other supervision by our QA function involves their service procedures standard operating procedures and periodic communication.

Product Approval Process

The clinical studies, manufacturing, labeling, storage, distribution, record keeping, advertising, promotion, import, export and marketing, among other things, of our product candidates are subject to extensive regulation by governmental authorities in the United States and other countries. The U.S. Food and Drug Administration, or FDA, under the Federal Food, Drug, and Cosmetic Act, or FDCA, regulates pharmaceutical products in the United States. The steps required before a drug may be approved for marketing in the United States generally include:

•	the completion of pre-clinical laboratory tests and animal tests conducted under Good Laboratory Practice, or GLP, regulations;

•	the submission to the FDA of an Investigational New Drug, or IND, application for human clinical testing, which must become effective before human clinical studies commence;

•	obtaining a positive opinion from the Ethics Committee (Europe) / Institutional Review Board (United States) to commence study on human subjects;

•	the performance of adequate and well-controlled human clinical studies to establish the safety and efficacy of the product candidate for each proposed indication and conducted in accordance with current Good Clinical Practice, or cGCP, requirements;

•	the submission to the FDA of a New Drug Application, or NDA;

•	the FDA’s acceptance of the NDA;

•	satisfactory completion of an FDA Pre-Approval Inspection (PAI) of the manufacturing facilities at which the product is made to assess compliance with current Good Manufacturing Practice, or cGMP, requirements;

•	the FDA’s review and approval of an NDA prior to any commercial marketing or sale of the drug in the United States; and

•	having a parallel scientific advice from the European Medicines Agency or Health-Technology-Assessment body where the payors are involved at the outset (Phase 2), which is intended to facilitate the design of clinical studies to primarily target populations with a high chance of obtaining reimbursement and accelerate the process of time-to-reimbursement.

The FDA has various programs, including fast track, priority review, accelerated approval, and breakthrough therapy designation, that are intended to increase agency interactions, expedite or facilitate the process for reviewing drug candidates, and/or provide for initial approval on the basis of surrogate endpoints. We believe that one or more of our product candidates may qualify for some of these expedited development and review programs. Even if a drug candidate qualifies for one or more of these programs, the FDA may later decide that the drug candidate no longer meets the conditions for qualification.

The Fast Track program is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are designed to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug may request the FDA to designate the drug as a Fast Track product at any time during the clinical development of the product. AD, for example, meets both pre-requisites—it is life-threatening and constitutes an unmet medical need. Unique to a Fast Track product, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

Any product submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Drug candidates studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical studies establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies. Failure to conduct required post-approval trials, or the inability to confirm a clinical benefit during post-marketing trials, may allow the FDA to withdraw the drug from the market on an expedited basis. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

The Food and Drug Administration Safety and Innovation Act of 2012 also amended the FDCA to require FDA to expedite the development and review of a breakthrough therapy. A drug can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A sponsor may request that a drug be designated as a breakthrough therapy at any time during the clinical development of the product. If so designated, FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather nonclinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable.

The testing and approval process requires substantial time, effort and financial resources, and the receipt and timing of any approval is uncertain. Given this paradigm, AD has been given a Life Threatening Disease status by the FDA and therefore AD therapies are eligible for the expanded access program for investigational drugs and other pathways like Breakthrough Therapy, Accelerated Approval and Priority Review. Also, a single well-designed, well-conducted pivotal clinical study could be sufficient to trigger market approval pending a successful PAI.

Pre-clinical studies include laboratory evaluations of the product candidate, as well as animal studies to assess the potential safety and efficacy of the product candidate. The results of the pre-clinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND, which must become effective before clinical studies may be commenced. The IND will become effective automatically 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the studies as outlined in the IND prior to that time. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical studies can proceed.

Clinical studies involve the administration of the product candidates to healthy volunteers or patients with the disease to be treated under the supervision of a qualified principal investigator. Clinical studies are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical study and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Further, each clinical study must be reviewed and approved by an independent institutional review board, or IRB, either centrally or individually at each institution at which the clinical study will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries. The FDA, the IRB or the clinical study sponsor may suspend or terminate clinical studies at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Additionally, some clinical studies are overseen by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study. We may also suspend or terminate a clinical study based on evolving business objectives and/or competitive climate.

Clinical studies are typically conducted in three sequential phases prior to approval, but the phases may overlap. These phases generally include the following:

Phase 1.	Phase 1 clinical studies represent the initial introduction of a product candidate into human subjects, frequently healthy volunteers. In Phase 1, the product candidate is usually tested for safety, including adverse effects, dosage tolerance, absorption, distribution, metabolism, excretion and pharmacodynamics.

Phase 2.	Phase 2 clinical studies usually involve studies in a limited patient population to (1) evaluate the efficacy of the product candidate for specific indications, (2) determine dosage tolerance and optimal dosage and (3) identify possible adverse effects and safety risks.

Phase 3.	If a product candidate is found to be potentially effective and to have an acceptable safety profile in Phase 2 studies, the clinical study program will be expanded to Phase 3 clinical studies to further demonstrate clinical efficacy, optimal dosage and safety within an expanded patient population at geographically dispersed clinical study sites.

Phase 4 clinical studies are conducted after approval to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations, or when otherwise requested by the FDA in the form of post-market requirements or commitments. Failure to promptly conduct any required Phase 4 clinical studies could result in withdrawal of approval.

The results of pre-clinical studies and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information on the manufacture, composition and quality of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product. The NDA must be accompanied by a significant user fee payment. The FDA has substantial discretion in the approval process and may refuse to accept any application or decide that the data is insufficient for approval and require additional pre-clinical, clinical or other studies.

We estimate that it generally takes 10 to 15 years, or possibly longer, to discover, develop and bring to market a new pharmaceutical product in the United States. Several years may be needed to complete each phase, including discovery, preclinical, Phase 1, 2 or 3, or marketing authorization.

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Recently, the Food and Drug Administration Safety and Innovation Act, or FDASIA, which was signed into law on July 9, 2012, amended the FDCA. FDASIA requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-phase 2 meeting or as may be agreed between the sponsor and FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials, and/or other clinical development programs.

The cost of preparing and submitting an NDA is substantial. Under federal law, NDAs are subject to substantial application user fees and the sponsor of an approved NDA is also subject to annual product and establishment user fees. Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA’s fee schedule, effective through September 30, 2015, the user fee for each NDA application requiring clinical data is $2,335,200. PDUFA also imposes an annual product fee for drugs ($110,370), and an annual establishment fee ($569,200) on facilities used to manufacture prescription drugs. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

Once the NDA submission has been submitted, the FDA has 60 days after submission of the NDA to conduct an initial review to determine whether it is sufficient to accept for filing. Under the Prescription Drug User Fee Act, or PDUFA, the FDA sets a goal date by which it plans to complete its review. This is typically 12 months from the date of submission of the NDA application. The review process is often extended by FDA requests for additional information or clarification. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facility complies with cGMPs and may also inspect clinical study sites for integrity of data supporting safety and efficacy. The FDA may also convene an advisory committee of external experts to provide input on certain review issues relating to risk, benefit and interpretation of clinical study data. The FDA is not bound by the recommendations of an advisory committee, but generally follows such recommendations in making its decisions. The FDA may delay approval of an NDA if applicable regulatory criteria are not satisfied and/or the FDA requires additional testing or information. The FDA may require post-marketing testing and surveillance to monitor safety or efficacy of a product.

After the FDA evaluates the NDA and conducts inspections of manufacturing facilities where the drug product and/or its API will be produced, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical study(ies), and/or other significant, expensive and time-consuming requirements related to clinical studies, pre-clinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical studies. Such post-market testing may include Phase 4 clinical studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

Special Protocol Assessment

The FDA and an IND sponsor may agree in writing on the design and size of clinical studies intended to form the primary basis of a claim of effectiveness in an NDA. This process is known as a special protocol assessment, or SPA. Upon a specific request for a SPA by an IND sponsor, the FDA will evaluate the protocol. If a SPA agreement is reached, however, it is not a guarantee of product approval by the FDA or approval of any permissible claims about the product. The FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA agreement. In particular, the SPA agreement is not binding on the FDA if previously unrecognized public health concerns later come to light, other new scientific concerns regarding product safety or efficacy arise, the IND sponsor fails to comply with the protocol agreed upon, or the relevant data, assumptions, or information provided by the IND sponsor when requesting a SPA agreement change, are found to be false statements or misstatements, or are found to omit relevant facts. A SPA agreement may not be changed by the sponsor or the FDA after the study begins except with the written agreement of the sponsor and the FDA, or if the FDA determines that a substantial scientific issue essential to determining the safety or effectiveness of the drug was identified after the testing began.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the US, or if it affects more than 200,000 individuals in the US there is no reasonable expectation that the cost of developing and making a drug product available in the US for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting an NDA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages and user-fee waivers. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug or biological product as defined by the FDA or if our drug candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. Orphan drug status in the European Union has similar but not identical benefits in that jurisdiction.

Disclosure of Clinical Trial Information

Sponsors of clinical trials (other than Phase 1 trials) of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, comparator, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of certain trials may be delayed until the new product or new indication being studied has been approved. However, there are evolving rules and increasing requirements for publication of trial-related information, and it is possible that data and other information from trials involving drugs that never garner approval could in the future be required to be disclosed. In addition, publication policies of major medical journals mandate certain registration and disclosures as a pre-condition for potential publication, even when this is not presently mandated as a matter of law. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical studies;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration, and specifics of FDA approval of the use of our drug candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term to be extended up to five years as compensation for patent term effectively lost due to the FDA’s pre-market approval requirements. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension. Extensions are not granted as a matter of right and the extension must be applied for prior to expiration of the patent and within a 60 day period from the date the product is first approved for commercial marketing. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. Where a product contains multiple active ingredients, if any one active ingredient has not been previously approved, it can form the basis of an extension of patent term provided the patent claims that ingredient or the combination.

In the future, we may apply for patent term restoration for some of our presently owned patents to add patent life beyond their current expiration date, depending on the expected length of clinical studies and other factors involved in the submission of the relevant NDA; however, there can be no assurance that any such extension will be granted to us.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The specific scope varies, but fundamentally the FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity never previously approved by the FDA either alone or in combination. For a new chemical entity that was issued orphan drug designation, the FDCA provides marketing exclusivity for the “same drug” and ‘‘same indication’’ for a period of seven years. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the compound responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability trials, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the pre-clinical trials and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Non-U.S. Regulation

In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical studies, marketing authorization, commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical studies or marketing of the product in foreign countries and jurisdictions. Although many of the issues discussed above with respect to the United States apply similarly in the context of the European Union, the approval process varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods, as described in greater detail below. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

European Union Drug Review Approval

In the European Economic Area, or EEA (which is comprised of the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein), medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations: the Community MA, which is issued by the European Commission through the Centralized Procedure based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, a body of the EMA, and which is valid throughout the entire territory of the EEA; and the National MA, which is issued by the competent authorities of the Member States of the EEA and only authorizes marketing in that Member State’s national territory and not the EEA as a whole.

The Centralized Procedure is compulsory for human medicines for the treatment of human immunodeficiency virus (HIV) or acquired immune deficiency syndrome (AIDS), cancer, diabetes, neurodegenerative diseases, auto-immune and other immune dysfunctions, and viral diseases; for veterinary medicines for use as growth or yield enhancers; for medicines derived from biotechnology processes, such as genetic engineering; for advanced-therapy medicines, such as gene-therapy, somatic cell-therapy or tissue-engineered medicines; and for officially designated ‘orphan medicines’ (medicines used for rare human diseases). The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or for products which are in the interest of public health in the European Union. The National MA is for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. If the RMS proposes to authorize the product, and the other Member States do not raise objections, the product is granted a national MA in all the Member States where the authorization was sought. Before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Regulation in the European Union

Product development, the regulatory approval process, and safety monitoring of medicinal products and their manufacturers in the European Union proceed in much the same manner as they do in the United States. Therefore, many of the issues discussed above apply similarly in the context of the European Union. In addition, drugs are subject to the extensive price and reimbursement regulations of the various European Union Member States.

Clinical Studies

As is the case in the United States, the various phases of pre-clinical and clinical research in the European Union are subject to significant regulatory controls. The Clinical Trials Directive 2001/20/EC, as amended (and which will be replaced from May 2016 or later by Regulation (EU) No 536/2014) provides a system for the approval of clinical studies in the European Union via implementation through national legislation of the Member States. Under this system, approval must be obtained from the competent national authorities of the European Union Member States in which the clinical trial is to be conducted. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the clinical trial application, which must be supported by an investigational medicinal product dossier with supporting information prescribed by the Clinical Trials Directive and corresponding national laws of the Member States and further detailed in applicable guidance documents. A clinical trial may only be undertaken if provision has been made for insurance or indemnity to cover the liability of the investigator or sponsor. In certain countries, the sponsor of a clinical trial has a strict (faultless) liability for any (direct or indirect) damage suffered by trial subjects. The sponsor of a clinical trial, or its legal representative, must be based in the European Economic Area. European regulators and ethics committees also require the submission of adverse event reports during a study and a copy of the final study report.

Marketing Approval

Marketing approvals under the European Union regulatory system may be obtained through a centralized or decentralized procedure. The centralized procedure results in the grant of a single marketing authorization that is valid for all (currently 28) European Union Member States and three EFTA members (Norway, Iceland, Liechtenstein).

Pursuant to Regulation (EC) No. 726/2004, as amended, the centralized procedure is mandatory for drugs developed by means of specified biotechnological processes, advanced therapy medicinal products, drugs for human use containing a new active substance for which the therapeutic indication is the treatment of specified diseases, including but not limited to acquired immune deficiency syndrome, neurodegenerative disorders, auto-immune diseases and other immune dysfunctions, as well as drugs designated as orphan drugs. The CHMP also has the discretion to permit other products to use the centralized procedure if it considers them sufficiently innovative or they contain a new active substance.

In the marketing authorization application, or MAA, the applicant has to properly and sufficiently demonstrate the quality, safety and efficacy of the drug. Under the centralized approval procedure, the CHMP, possibly in conjunction with other committees, is responsible for drawing up the opinion of the EMA on any matter concerning the admissibility of the files submitted in accordance with the centralized procedure, such as an opinion on the granting, variation, suspension or revocation of a marketing authorization, and pharmacovigilance.

The CHMP and other committees are also responsible for providing guidelines and have published numerous guidelines that may apply to our product candidates. These guidelines provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of drug products and may include, among other things, the pre-clinical studies required in specific cases; and the manufacturing and control information that should be submitted in a MAA; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain approval for any of our product candidates.

The maximum timeframe for the evaluation of an MAA by the CHMP under the centralized procedure is 210 days after receipt of a valid application. This period will be suspended until such time as the supplementary information requested by the CHMP, has been provided by the applicant. Likewise, this time-limit will be suspended for the time allowed for the applicant to prepare oral or written explanations. When an application is submitted for a marketing authorization in respect of a drug which is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may request an accelerated assessment procedure. If the CHMP accepts such request, the time-limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time-limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment.

If the CHMP concludes that the quality, safety and efficacy of the product are sufficiently proven, it adopts a positive opinion. This is sent to the European Commission which drafts a decision. After consulting with the Member States, the European Commission adopts a decision and grants a marketing authorization, which is valid for the whole of the European Economic Area, or EEA. The marketing authorization may be subject to certain conditions, which may include, without limitation, the performance of post-authorization safety and/or efficacy studies.

European Union legislation also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No. 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of a complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder, or MAH, obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, pre-clinical tests and clinical studies. However, products designated as orphan medicinal products enjoy, upon receiving marketing authorization, a period of 10 years of orphan market exclusivity. See also “—Orphan Drug Regulation” below. Depending upon the timing and duration of the EU marketing authorization process, products may be eligible for up to five years’ supplementary protection certification, or SPC, pursuant to Regulation (EC) No. 469/2009. Such SPCs extend the rights under the basic patent for the drug.

Additional rules apply to medicinal products for pediatric use under Regulation (EC) No. 1901/2006. Potential incentives include a six-month extension of any supplementary protection certificate granted pursuant to Regulation (EC) No. 469/2009, but not in cases in which the relevant product is designated as orphan medicinal products pursuant to Regulation (EC) No. 141/2000, as amended. Instead, medicinal products designated as orphan medicinal product may enjoy an extension of the ten-year market exclusivity period granted under Regulation (EC) No. 141/2000 to twelve years subject to the conditions applicable to orphan drugs.

Orphan Drug Regulation

In the European Union, Regulation (EC) No. 141/2000, as amended, states that a drug will be designated as an orphan drug if its sponsor can establish:

•	that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the Community when the application is made, or that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and

•	that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, that the drug will be of significant benefit to those affected by that condition.

Regulation (EC) No. 847/2000 sets out further provisions for implementation of the criteria for designation of a drug as an orphan drug. An application for the designation of a drug as an orphan drug must be submitted at any stage of development of the drug before filing of a marketing authorization application.

If a European Union-wide community marketing authorization in respect of an orphan drug is granted or if all the European Union Member States have granted marketing authorizations in accordance with the procedures for mutual recognition, the European Union and the Member States will not, for a period of 10 years, accept another application for a marketing authorization, or grant a marketing authorization or accept an application to extend an existing marketing authorization, for the same therapeutic indication, in respect of a similar drug. This period may however be reduced to six years if, at the end of the fifth year, it is established, with respect to the drug concerned, that the criteria for orphan drug designation are no longer met, in other words, when it is shown on the basis of available evidence that the product is sufficiently profitable not to justify maintenance of market exclusivity. Notwithstanding the foregoing, a marketing authorization may be granted, for the same therapeutic indication, to a similar drug if:

•	the holder of the marketing authorization for the original orphan drug has given its consent to the second applicant;

•	the holder of the marketing authorization for the original orphan drug is unable to supply sufficient quantities of the drug; or

•	the second applicant can establish in the application that the second drug, although similar to the orphan drug already authorized, is safer, more effective or otherwise clinically superior.

Other incentives available to orphan drugs in the European Union include financial incentives such as a reduction of fees or fee waivers and protocol assistance. Orphan drug designation does not shorten the duration of the regulatory review and approval process.

Manufacturing and Manufacturers’ License

Pursuant to Directive 2003/94/EC, as transposed into the national laws of the Member States, the manufacturing of investigational medicinal products and approved drugs is subject to a separate manufacturer’s license and must be conducted in strict compliance with cGMP requirements, which mandate the methods, facilities, and controls used in manufacturing, processing, and packing of drugs to assure their safety and identity. Manufacturers must have at least one qualified person permanently and continuously at their disposal. The qualified person is ultimately responsible for certifying that each batch of finished product released onto the market has been manufactured in accordance with cGMP and the specifications set out in the marketing authorization or investigational medicinal product dossier. cGMP requirements are enforced through mandatory registration of facilities and inspections of those facilities. Failure to comply with these requirements could interrupt supply and result in delays, unanticipated costs and lost revenues, and subject the applicant to potential legal or regulatory action, including but not limited to warning letters, suspension of manufacturing, seizure of product, injunctive action or possible civil and criminal penalties.

Wholesale Distribution and License

Pursuant to Directive 2001/83/EC, the wholesale distribution of medicinal products is subject to the possession of an authorization to engage in activity as a wholesaler in medicinal products. Possession of a manufacturing authorization includes authorization to distribute by wholesale the medicinal products covered by that authorization. The distribution of medicinal products must comply with the principles and guidelines of good distribution practices, or GDP.

Advertising

In the European Union, the promotion of prescription medicines is subject to intense regulation and control, including EU and national legislation as well as self-regulatory codes (industry codes). Advertising legislation inter alia includes a prohibition on direct-to-consumer advertising. All prescription medicines advertising must be consistent with the product’s approved summary of products characteristics, and must be factual, accurate, balanced and not misleading. Advertising of prescription medicines pre-approval or off-label is not allowed. Some jurisdictions require that all promotional materials for prescription medicines be subjected to either prior internal or regulatory review and approval.

Other Regulatory Requirements

A marketing authorization holder, or MAH, for a medicinal product is legally obliged to fulfill a number of obligations by virtue of its status as an MAH. The MAH can delegate the performance of related tasks to third parties, such as distributors or marketing partners, provided that this delegation is appropriately documented and the MAH maintains legal responsibility and liability.

The obligations of an MAH include:

•	Manufacturing and batch release—MAHs should guarantee that all manufacturing operations comply with relevant laws and regulations, applicable good manufacturing practices, with the product specifications and manufacturing conditions set out in the marketing authorization and that each batch of product is subject to appropriate release formalities.

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Availability and continuous supply—Pursuant to Directive 2001/83/EC, as transposed into the national laws of the Member States, the MAH for a medicinal product and the distributors of the said medicinal product actually placed on the market in a Member State shall, within the limits of their responsibilities, ensure appropriate and continued supplies of that medicinal product to pharmacies and persons authorized to supply medicinal products so that the needs of patients in the Member State in question are covered.

•	Pharmacovigilance—MAHs are obliged to establish and maintain a pharmacovigilance system, including a qualified person responsible for oversight, submit safety reports to the regulators and comply with the good pharmacovigilance practice guidelines adopted by the EMA.

•	Advertising and promotion—MAHs remain responsible for all advertising and promotion of its products, including promotional activities by other companies or individuals on their behalf and in some cases must conduct internal or regulatory pre-approval of promotional materials. Regulation in this area also covers interactions with healthcare practitioners and/or patient groups, and in some jurisdictions legal or self-regulatory obligations to disclose such interactions exist.

•	Medical affairs/scientific service—MAHs are required to disseminate scientific and medical information on its medicinal products to healthcare professionals, regulators and patients. Legal representation and distributor issues. MAHs are responsible for regulatory actions or inactions of their distributors and agents.

•	Preparation, filing and maintenance of the application and subsequent marketing authorization— MAHs must maintain appropriate records, comply with the marketing authorization’s terms and conditions, fulfill reporting obligations to regulators, submit renewal applications and pay all appropriate fees to the authorities. We may hold any future marketing authorizations granted for our product candidates in our own name, or appoint an affiliate or a collaboration partner to hold marketing authorizations on our behalf. Any failure by an MAH to comply with these obligations may result in regulatory action against an MAH and ultimately threaten our ability to commercialize our products.

Price and Reimbursement

In the European Union, the pricing and reimbursement mechanisms by private and public health insurers vary largely by country and even within countries. The public systems reimbursement for standard drugs is determined by guidelines established by the legislator or responsible national authority. The approach taken varies by Member State. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other Member States allow companies to fix their own prices for medicines, but monitor and control company profits and may limit or restrict reimbursement. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products and some of EU countries require the completion of studies that compare the cost-effectiveness of a particular product candidate to currently available therapies in order to obtain reimbursement or pricing approval. Special pricing and reimbursement rules may apply to orphan drugs. Inclusion of orphan drugs in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any drug. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results based rules of reimbursement may apply.

Other Healthcare Laws

In addition to FDA restrictions on marketing of pharmaceutical products, federal and state healthcare laws restrict certain business practices in the biopharmaceutical industry. These laws include, but are not limited to, anti-kickback, false claims, data privacy and security, and transparency statutes and regulations.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any good, facility, item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payment, ownership interests and providing anything at less than its fair market value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers and formulary managers on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, the exceptions and safe harbors are drawn narrowly, and our practices may not in all cases meet all of the criteria for a statutory exception or safe harbor protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act, or collectively, PPACA, amended the intent requirement under the Anti-Kickback Statute and criminal healthcare fraud statutes (discussed below) such that a person or entity no longer needs to have actual knowledge of the statute or the specific intent to violate it in order to have committed a violation. In addition, PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act (discussed below). Further, the civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The federal false claims laws prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-covered, uses. The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of, or payment for, healthcare benefits, items or services.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates—independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Additionally, the PPACA also included the federal Physician Payments Sunshine Act, which requires that certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members.

Also, many states have similar healthcare statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Certain states require the posting of information relating to clinical studies, pharmaceutical companies to implement a comprehensive compliance program that includes a limit on expenditures for, or payments to, individual medical or health professionals and track and report gifts and other payments made to physicians and other healthcare providers. If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal, civil and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion of products from reimbursement under government programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products will be sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Pharmaceutical Coverage, Pricing and Reimbursement

In both domestic and foreign markets, our sales of any approved products will depend in part on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities, managed care providers, private health insurers and other organizations. Patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products, if approved, unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of our products will therefore depend substantially, both domestically and abroad, on the extent to which the costs of our products will be paid by third-party payors. These third-party payors are increasingly focused on containing healthcare costs by challenging the price and examining the cost-effectiveness of medical products and services.

In addition, significant uncertainty exists as to the coverage and reimbursement status of newly approved healthcare product candidates. The market for our product candidates for which we may receive regulatory approval will depend significantly on access to third-party payors’ drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payors may refuse to include a particular branded drug in their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available. Because each third-party payor individually approves coverage and reimbursement levels, obtaining coverage and adequate reimbursement is a time-consuming, costly and sometimes unpredictable process. We may be required to provide scientific and clinical support for the use of any product to each third-party payor separately with no assurance that approval would be obtained, and we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. This process could delay the market acceptance of any product and could have a negative effect on our future revenues and operating results. We cannot be certain that our product candidates will be considered cost-effective. Because coverage and reimbursement determinations are made on a payor-by-payor basis, obtaining acceptable coverage and reimbursement from one payor does not guarantee the

Company will obtain similar acceptable coverage or reimbursement from another payor. If we are unable to obtain coverage of, and adequate reimbursement and payment levels for, our product candidates from third-party payors, physicians may limit how much or under what circumstances they will prescribe or administer them and patients may decline to purchase them. This in turn could affect our ability to successfully commercialize our products and impact our profitability, results of operations, financial condition and future success.

Furthermore, in many foreign countries, particularly the countries of the European Union, the pricing of prescription drugs is subject to government control. In some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. We may face competition for our product candidates from lower-priced products in foreign countries that have placed price controls on pharmaceutical products. In addition, there may be importation of foreign products that compete with our own products, which could negatively impact our profitability.

Healthcare Reform

In the United States and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations as we begin to directly commercialize our products.

In particular, there have been and continue to be a number of initiatives at the U.S. federal and state level that seek to reduce healthcare costs. Initiatives to reduce the federal deficit and to reform healthcare delivery are increasing cost-containment efforts. We anticipate that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the healthcare delivery system. Any proposed or actual changes could limit or eliminate our spending on development projects and affect our ultimate profitability.

In March 2010, PPACA was signed into law. PPACA has the potential to substantially change the way healthcare is financed by both governmental and private insurers. PPACA, among other things, established an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents; revised the methodology by which rebates owed by manufacturers for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of certain injectable outpatient drugs, as well as prescriptions of individuals enrolled in Medicaid managed care organizations; required manufacturers to offer 50% point-of-sale discounts on negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models.

In the future, there may continue to be additional proposals relating to the reform of the United States healthcare system, some of which could further limit the prices we are able to charge for our products candidates, or the amounts of reimbursement available for our product candidates. If future legislation were to impose direct governmental price controls and access restrictions, it could have a significant adverse impact on our business. Managed care organizations, as well as Medicaid and other government agencies, continue to seek price discounts. Some states have implemented, and other states are considering, price controls or patient access constraints under the Medicaid program, and some states are considering price-control regimes that would apply to broader segments of their populations that are not Medicaid-eligible. Due to the volatility in the current economic and market dynamics, we are unable to predict the impact of any unforeseen or unknown legislative, regulatory, payor or policy actions, which may include cost containment and healthcare reform measures. Such policy actions could have a material adverse impact on our profitability.

Moreover, the recently enacted federal Drug Supply Chain Security Act imposes new obligations on manufacturers of pharmaceutical products, among others, related to product tracking and tracing. Among the requirements of this new federal legislation, manufacturers will be required to provide certain information regarding the drug product to individuals and entities to which product ownership is transferred, label drug product with a product identifier, and keep certain records regarding the drug product. Further, under this new legislation, manufacturers will have drug product investigation, quarantine, disposition, and notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death.

Physician Payment Sunshine Act

The Physician Payment Sunshine Act requires most pharmaceutical manufacturers to report annually to the Secretary of HHS any and all financial arrangements, payments, or other transfers of value made by that entity to physicians and teaching hospitals. The payment information is made publicly available in a searchable format on a CMS website. Over the next several years, we will need to dedicate significant resources to establish and maintain systems and processes in order to comply with these regulations. Failure to comply with the reporting requirements can result in significant civil monetary penalties. Similar laws have been enacted or are under consideration in foreign jurisdictions, including France which has adopted the Loi Bertrand, or French Sunshine Act, which became effective in 2013.

Environmental, Health and Safety Laws and Regulations

We are subject to numerous environmental, health and safety laws and regulations and permitting requirements, including those governing laboratory procedures, decontamination activities and the handling, transportation, use, remediation, storage, treatment, and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, and the risk of injury, contamination or noncompliance with environmental, health and safety requirements cannot be eliminated. Although compliance with such laws and regulations and permitting requirements has not had a material effect on our capital expenditures, earnings or competitive position, environmental, health and safety laws and regulations and permitting requirements have tended to become increasingly stringent and, to the extent legal or regulatory changes occur in the future, they could result in, among other things, increased costs to us or the impairment of our research, development or production efforts.

Employees

As of September 30, 2015, we employed 55 employees, 10 of whom were part-time employees. 29 of our employees hold Ph.D. degrees and 15 hold M.Sc. degrees. Our 55 employees are from over 20 countries. We have never had a work stoppage, and none of our employees is represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

Facilities

We lease approximately 10,700 square feet of space at the Innovation Park of the EPFL (École Polytechnique Fédérale Lausanne), Switzerland. This property serves as our corporate headquarters, our research facility and laboratories. We believe that using the EPFL facilities instead of building our own infrastructure helps us to maximize the value of our research and development capital and make efficient use of our funds as we continue to build and develop our pipeline. We believe that our existing facility is sufficient to meet our current needs and that suitable additional space is available as and when needed in the future on commercially reasonable terms.

Legal Proceedings

From time to time we may become involved in legal proceedings that arise in the ordinary course of business. During the period covered by the financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. No assurance can be given that future litigation will not have a material adverse effect on our financial position. When appropriate in management’s estimation, we may record reserves in our financial statements for pending litigation and other claims.

Patent Proceedings

On November 13, 2014, the USPTO declared an interference involving us, Genentech and AbbVie. Our U.S. Patent Nos. 7,772,375 and 7,892,544, which relate to crenezumab, and AbbVie’s U.S. Patent Appl. No. 13/188,034 are implicated in this interference. On September 24, 2015, the interference proceeded to the priority phase.

On October 15, 2014, AbbVie filed an opposition in the European Patent Office against our EP2361638 patent, which relates to crenezumab. On that same day, we and Genentech filed an opposition in the European Patent Office against AbbVie’s EP1976877 patent. Oral argument in both proceedings currently is scheduled for March 2016.

There can be no assurance as to the outcome of the interference and opposition proceedings, but if we and Genentech are unsuccessful in any of these pending proceedings they could result in a material adverse effect on our business, financial condition, results of operations or prospects.

For additional information on the risks associated with these proceedings, see the section titled “Risk Factors— Risks Related to Intellectual Property—We and Genentech are parties to interference proceedings that relate to crenzumab, and we may be involved in other proceedings or lawsuits to protect or enforce our patents or the patents of our licensors, any of which could be expensive, time consuming, and unsuccessful, and may ultimately result in our loss of intellectual property.”

MANAGEMENT

Executive Officers, Other Key Employees and Board of Directors

The following table presents information about our executive officers, other key employees, directors and director nominees, including their ages, as of October 21, 2015. The term of each of our directors is one year and, accordingly, will expire one year from the date of our 2015 annual shareholder meeting held on April 14, 2015.

Name	Position	Age	Initial Year of Appointment
Executive Officers
Andrea Pfeifer, Ph.D.	Chief Executive Officer and Director Nominee	58	2003
Andreas Muhs, Ph.D.	Chief Scientific Officer	54	2005
George Pavey, CFA	Chief Financial Officer	46	2015
Jean-Fabien Monin	Chief Administrative Officer	45	2009
Other Key Employees
Wolfgang Barth, Ph.D.	Director of Development	62	2010
David A. Lowe, Ph.D.	Deputy Chief Scientific Officer	69	2014
Non-Executive Directors
Martin Velasco	Chairman and Director	61	2003
Hans-Beat Gürtler	Director	69	2003
Detlev Riesner, Ph.D.	Director	74	2004
Mathias Hothum, Ph.D.	Director	48	2013
Friedrich von Bohlen und Halbach	Director	63	2015
Non-Executive Director Nominee
Peter Bollmann	Director Nominee	62	2015

The current business addresses for our executive officers, other key employees, directors and director nominee is AC Immune SA, EPFL Innovation Park, Building B, 1015 Lausanne, Switzerland.

Executive Officers

Andrea Pfeifer, Ph.D., Co-Founder, Chief Executive Officer and Director Nominee: Dr. Pfeifer co-founded AC Immune in April 2003, and has agreed to serve as a director on our board effective upon completion of this offering. Prior to founding us, Dr. Pfeifer was head of Nestlé’s Global Research in Lausanne, Switzerland. While at Nestlé, she led the scientific development of the first Functional Food, LC1, and one of the first Cosmoceutical products in a joint venture with L’Oreal, Innéov Fermeté. She also co-founded the Nestlé Venture Capital Fund, a Life Sciences corporate venture fund. She serves as chairwoman of Investment Fund BioMedInvest, Basel and AB2 Bio, Lausanne and is a member of the Supervisory Board of Symrise AG, Holzminden. Dr. Pfeifer is a member of the CEOi Initiative on Alzheimer’s Disease.

Dr. Pfeifer holds a Ph.D. in Toxicology, Cancer Research from the University of Würzburg, Germany. She continued with post-doctoral work in Molecular Carcinogenesis at the National Institutes of Health, Human Carcinogenesis Branch, in Bethesda, Maryland. Dr. Pfeifer is a registered toxicologist and pharmacist. She received her habilitation from the University of Lausanne, Switzerland and is also an honorary professor at the Ecole Polytechnique Fédérale de Lausanne (EPFL).

Andreas Muhs, Ph.D., Chief Scientific Officer: Dr. Muhs has served as our Chief Scientific Officer since 2005. Prior to joining AC Immune in 2005, he was responsible for the development of the cardiac stem cell-based program to treat myocardial infarction, including worldwide pre-clinical program collaborations and technology transfers at ViaCell Inc., Cambridge, MA. Prior to ViaCell Inc., he was the Director of Pharmacology and Histology at Cardion AG where he developed research projects with translation into clinical applications in the fields of heart and circulation, angiogenesis and immunology and based on gene-, protein- and stem cell therapies. Dr. Muhs holds a Ph.D. in Biology from the University Düsseldorf, Germany, where he worked on regulation of endothelial barrier functions.

George Pavey, CFA, Chief Financial Officer: Mr. Pavey has served as our Chief Financial Officer since July 2015. Before joining AC Immune in 2015, Mr. Pavey was an independent financial advisor to a broad range of private and public companies from June 2013 to July 2015. Between 1991 and 2012, Mr. Pavey was an investment banker at various financial institutions including Credit Suisse, UBS and HSBC. His most recent role at Credit Suisse was that of Co-Head of the Global Markets Solutions Group for Asia-Pacific at Credit Suisse where he was responsible for Credit Suisse’s equity and debt capital markets businesses and structured products business across Asia-Pacific. He has a degree in Bachelor of Arts from the Richard Ivey School of Business, Canada. He is also a Chartered Financial Analyst.

Jean-Fabien Monin, Chief Administrative Officer: Mr. Monin was nominated Chief Administrative Officer in July 2015 following his role as our Chief Financial Officer from March 2009 to July 2015. Prior to AC Immune, he held several positions during his tenure of 14 years at bioMérieux, a leading international in vitro diagnostics group, culminating in his nomination as Chief Financial Officer. His last position was CFO of bioMérieux Central Europe based in Vienna, Austria from December 2006 to March 2009. Mr. Monin holds a Masters in Finance and International Business from the University of Paris-Dauphine, France.

Other Key Employees

Wolfgang Barth, Ph.D., Director of Development: Dr. Barth has served as our Director of Development since June 2010. Prior to joining AC Immune, he was the Head of Development at TRIN-Pharma. Previous to TRIN-Pharma, Dr. Barth was at Bayer Healthcare, where he was the responsible project leader of numerous preclinical and clinical development projects. The most important project was the development of the PDE5 inhibitor Levitra which he led from the start of preclinical development until market launch. Wolfgang Barth holds a Ph.D. in Chemistry from the University of Marburg and received a NATO stipend for a postdoctoral staff position at the Ohio State University.

David A. Lowe, Ph.D., Deputy Chief Scientific Officer: Dr. Lowe has served as our Deputy Chief Scientific Officer since January 2014 and leads our Parkinson’s Disease Therapeutics and Imaging programs. Previously, Dr. Lowe was the Chief Scientific Officer at PsychoGenics Inc., Chief Scientific Officer at Memory Pharmaceuticals (acquired by Roche), Executive Vice President and Chief Scientific Officer at Fidelity Biosciences Group in Boston, president, CEO and director of Envivo Pharmaceuticals (now Forum Pharmaceuticals), Vice President and therapeutic area head at Roche Bioscience in Palo Alto, Vice President and global therapeutic area head at Bayer AG, and head of CNS Biology and deputy head of CNS Research at Sandoz Ltd (now Novartis). Dr. Lowe is also an adjunct professor of Neuroscience at the Icahn School of Medicine in New York City. He received his Ph.D. in Neurobiology from the University of Leeds, UK.

Non-Executive Directors

Martin Velasco, Chairman and Director: Mr. Velasco has served on our board of directors since December 2003. Martin Velasco is an entrepreneur and Business Angel with extensive experience in the IT, medical and biotech areas. He serves on the board of directors or advisory board of several other high-tech companies including: as Founder, Chairman and Chief Executive Officer of Anecova, an assisted reproductive technology (ART) company and World Economic Forum Technology Pioneer 2008, as Founder and Chairman of Sumerian, an Analytics company transforming Big Data into business focused IT intelligence, as Chairman of the Supervisory Board of Cocomore, a digital communications agency and IT services firm, as Board Member of Aridhia, a Health Informatics company, and as Board Member of Aleva Neurotherapeutics, a Deep Brain Stimulation (DBS) company. Martin is also the Founder and Chairman of Infantia Foundation, a philanthropic organization aiding children in the developing world. He is a member of the Board of BlueOrchard, the leading private microfinance investment advisory company, member of the Strategic Advisory Board of the EPFL, Vice President of the Board of the Foundation EPFL+ and Vice Chairman of the European Tech Tour Association.

Hans-Beat Gürtler, Director: Mr. Gürtler has served on our board of directors since August 2003. Mr. Gürtler brings extensive management, marketing and finance experience from more than 30 years in Ciba-Geigy and Novartis’ agricultural and animal health businesses, both in Switzerland and abroad. Until 2002, he was CEO of Novartis’ Animal Health business. Mr. Gürtler also has extensive experience in Mergers and Acquisitions and serves as Board Member in various companies, among them publicly traded Basilea Pharmaceutica (Switzerland) and Implenia (Switzerland).

Detlev H. Riesner, Ph.D., Director: Prof. Riesner has served on our board since 2004. He held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf, Germany from 1980 to 2007. He has also held the positions of Dean of the Science Faculty and Vice-President of Research. In 2007 he became member of the university’s Board of Trustees. He worked as a research fellow at Princeton University and held a guest professorship at the department of Neurology at the University of California, San Francisco. Prof. Riesner is a co-founder of Qiagen N.V., Netherlands, was a member and from 1999 to 2014 chairman of the Supervisory Board. He was also a member of the supervisory boards of NewLab Bioquality AG, Erkrath, Direvo AG, Köln, and Alantos AG, Heidelberg. Prof. Riesner was a member of the scientific advisory boards of the Friedrich-Löffler-Institut, Isle of Riems, and PrioNet and APRI, both Canada. He received the Max-Planck Forschungspreis for International Co-operation and the Bundesverdienstkreuz 1. Klasse from the Bundespresident of Germany.

Mathias Hothum, Ph.D., Director: Dr. Hothum has served on our board of directors since April 2013. He is managing director of Dievini, a life science investment fund. He holds a Ph.D. in Economics from the University of Magdeburg, Germany.

Friedrich von Bohlen und Halbach, Ph.D., Director: Dr. von Bohlen has served on our board since October 2015. He is co-founder and managing director of dievini Hopp BioTech holding GmbH & Co. KG. He brings extensive industry experience from Fresenius AG, FAG Kugelfischer, and WASAG-Chemie AG, founded LION bioscience AG in 1997 (now SYGNIS Pharma AG) and served as the company’s CEO. Dr. von Bohlen is a board member of various companies of the dievini portfolio and Chairman of Apogenix AG, CureVac AG and Molecular Health GmbH. He holds a PhD in Neurobiology from the Swiss Federal Institute of Technology in Zurich, Switzerland.

Non-Executive Director Nominee

Peter Bollmann, Ph.D., Director Nominee: Dr. Bollmann will join our board in December 2015. He has extensive management and finance experience in Switzerland and abroad as CEO, CFO and member of the board. His broad industry experience embraces biotechnology and medical technology including Cytos Biotechnology and Prionics.

Board Composition and Election of Directors After This Offering

Our board of directors is composed of five members and will be expanded to a total of          members upon completion of this offering. Each director is elected for a one-year term. The current members of our board of directors were appointed at a shareholders’ meeting held on April 14, 2015 to serve until their successors are duly elected and qualified.

We will be a foreign private issuer. As a result, in accordance with the NASDAQ stock exchange listing requirements, we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the stock exchange corporate governance requirements. For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association.”

Director Independence

As a foreign private issuer, under the listing requirements and rules of NASDAQ, we are not required to have independent directors on our board of directors, except to the extent that our audit and finance committee is required to consistent of independent requirements, subject to certain phase-in schedules. However, our board of directors has determined that, under current listing requirements and rules of NASDAQ (which we are not subject to) and taking account any applicable committee independence standards,             ,             and              are “independent directors.” In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

Committees of the Board of Directors

Our board of directors will establish two separate committees prior to the consummation of this offering: an audit and finance committee and a compensation, nomination and governance committee.

Audit and Finance Committee

The audit and finance committee, which is expected to consist of             ,              and             , will assist our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit and finance committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm.              will serve as Chairman of the committee. The audit and finance committee will consist exclusively of members of our supervisory board who are financially literate, and                              is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that              satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and that upon the consummation of this offering             will satisfy such “independence” requirements.

The audit and finance committee will be governed by a charter that complies with NASDAQ rules. Upon the completion of this offering, the audit and finance committee has the responsibility to, among other things:

•	review and assess the qualifications, independence, performance and effectiveness of the independent auditor;

•	review the scope of the prospective audit by the independent auditor, the estimated fees, and any other matters pertaining to the audit;

•	approve any audit and non-audit services proposed to be provided by the independent auditor to ensure independent auditor independence;

•	review and assess the independent auditor’s report, management letters and take notice of all comments of the independent auditor on accounting procedures and systems of control, and review the independent auditor’s reports with management;

•	be responsible for the resolution of disagreements between the management and the independent auditor;

•	review and evaluate the lead audit partner of the independent audit team and confirm and evaluate their rotation;

•	review, discuss with the chief financial officer and the independent auditor and approve (i) the annual and quarterly financial statements, (ii) reports intended for publication and (iii) any other financial statements intended for publication to consider significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles;

•	review with the management, personnel responsible for the design and implementation of the internal audit function and the independent auditor in separate meetings any analysis or other written communication prepared by the management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including critical accounting policies, the effect of regulatory and accounting initiatives, as well as off-balance sheet transactions and structures on our financial statements;

•	review and approve our quarterly financial statements for the first three quarters of each calendar year and the corresponding financial results releases;

•	review in cooperation with the independent auditor and the management whether the accounting principles applied are appropriate in view of our size and complexity;

•	periodically review our policies and procedures for risk management and assess the effectiveness thereof including discussing with management our major financial risk exposures and the steps that have been taken to monitor and control such exposures;

•	discuss with management and external advisors any legal matters that may have a material impact on our financial statements and any material reports or inquiries from regulatory or governmental agencies which could materially impact our contingent liabilities and risks;

•	review our disclosure controls and procedures and internal control over financial reporting which shall include significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting; and

•	establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

•	recommend to the board whether to approve and ratify any related person transaction in accordance with our related person transaction policy.

The audit and finance committee will meet as often as it determines is appropriate to carry out its responsibilities, but in any event will meet at least four times per year.

Compensation, Nomination and Governance Committee

The compensation, nomination and governance committee, which is expected to consist of             ,              and             , will assist our board of directors in overseeing our cash compensation and equity award recommendations for our executive officers along with the rationale for such recommendations, as well as summary information regarding the aggregate compensation provided to our executive officers. Swiss law requires that we adopt a compensation committee, so in accordance with NASDAQ Listing Rule 5615(a)(3), we will follow home country requirements with respect to the compensation, nomination and governance committee. As a result, our practice will vary from the requirements of NASDAQ Listing Rule 5605(d), which sets forth certain requirements as to the responsibilities, composition and independence of compensation committees, and from the independent director oversight of director nominations requirements of NASDAQ Listing Rule 5605(e). We will be subject to the Swiss Ordinance Against Executive Compensation (“Say on Pay” Rule). This means that the compensation of our board of directors and Executive Officers must be presented by the board of directors to our shareholders and our shareholders must vote on the proposed compensation.

In addition, this committee will also be responsible for director and board committee nominations as well as reviewing and amending, if required, our corporate governance framework and guidelines.

Code of Business Conduct and Ethics

In connection with this offering, we will adopt a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. Following the completion of this offering, the Code of Conduct will be available on our website www.acimmune.com. The audit and finance committee of our board of directors will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation of Directors and Executive Officers

For the year ended December 31, 2014, the aggregate compensation accrued or paid to the members of our board of directors and our executive officers for services in all capacities was CHF 1,637,000.

During the year ended December 31, 2014, the total payment made to directors and executive officers under performance incentive plans was CHF 511,000.

The amount set aside or accrued by us to provide pension, retirement or similar benefits to members of our board of directors or executive officers amounted to a total of CHF 96,000 in the year ended December 31, 2014.

Equity Incentive Plans

Following the completion of this offering, we intend to cease issuing new grants under our existing equity incentive plans, which we refer to as the Prior Plans, and to adopt a new omnibus equity incentive plan under which we would have the discretion to grant a broad range of equity-based awards to eligible participants.

Prior Plans

Since our inception in 2003, we have had four separate Prior Plans: Plan A, which was established in 2003/2004 and amended in June 2015; Plan B, which was established in 2005; Plan C1, which was established in 2006; and Plan C2, which was also established in 2006 but which is intended specifically for members of our board of directors to purchase our common shares. Due to a change in the taxation of options in 2013, we introduced a new Equity Incentive Plan in 2013. As at September 30, 2015, there were 1,822 and 13,691 common shares underlying outstanding unvested options and vested options granted pursuant to our Prior Plans, respectively.

The original terms of our Stock Option Plan of 2005 (Plan C) contained a provision that would result in the automatic acceleration of all unvested options upon the consummation of an initial public offering. Pursuant to a board resolution on October 13, 2015 the Stock Option Plan of 2005 was amended and the automatic acceleration feature was removed. Instead, employees have the right, but not the obligation, to have their unvested options accelerated such that they vest immediately. A total of 442 options could be accelerated in the event this offering is completed.

Furthermore, pursuant to a board resolution on October 13, 2015 all options which were granted to directors and executive officers in connection with this offering will be accelerated upon consummation of this offering. This will result in the acceleration of a total of 517 unvested options.

Plan Administration. Under each of the Prior Plans, an option, which can only be granted with the approval of our board of directors, is evidenced by an option agreement signed by the participant to indicate his or her acceptance of the option subject to the terms and conditions of the applicable Prior Plan.

Eligibility. Under Plans A, B and C1, options were granted to our directors, employees, advisors and agents. Under Plan C2, options were granted only to selected members of our board of directors. Under the Equity Incentive Plan 2013, options were granted to our director, employees, advisors and agents.

Option Exercise Price. With the exception of Plan A, the exercise price of all options issued under the Prior Plans is CHF 36.37. The original exercise price for options issued under Plan A was CHF 232.965. However, this exercise price was amended in June 2015 with the approval of our board of directors to be CHF 36.37. As a result, as at September 30, 2015, all options outstanding under our Prior Plans have an exercise price of CHF 36.37.

Vesting Period. The vesting periods of options issued under our Prior Plans vary. The options granted under Plan A vested immediately but were subject to a four year lockup period. The options granted under Plan B vested over a four year period with 25% of these options vested after one year of service and thereafter, 6.25% of the options granted vesting each quarter. Under Plan C1, the vesting period for options was four years with 25% of the options vesting each year. Under Plan C2, options were immediately exercisable.

Amendment. Our board of directors has the authority to amend each of the Prior Plans.

Employment Consideration

Since the beginning of the last fiscal year ended December 31, 2014, we granted our executive officers, in the aggregate, the right to acquire 500 shares at a price of CHF 2,000 per share for a period of two months after the commencement of employment with us. At our sole discretion, we are permitted to repurchase such shares over a one year period as follows:

•	500 shares prior to October 15, 2015;

•	375 shares prior to January 15, 2016;

•	250 shares prior to April 15, 2016; and

•	125 shares prior to July 15, 2017.

The purchase price at which we are allowed to acquire the shares, at our sole discretion, is the original purchase price of CHF 2,000 per share, plus 0.25% per month starting on July 15, 2016. Our right to repurchase the shares will lapse on the first day of trading of our shares.

Additionally, since the beginning of the last fiscal year ended December 31, 2014, we have granted our executive officers, in the aggregate, the right to acquire 787 shares at a price of CHF 36.37 per share. Contingent upon continued employment and approval of our Board of Directors, such options will vest as follows:

•	180 shares which became purchasable on July 1, 2015, on a monthly basis over a 24-month period but become fully exerciseable upon completion of the offering at a price of CHF 36.37 per share;

•	394 shares which will become purchasable on July 1, 2016, on a monthly basis over a 48-month period; and

•	213 shares which will become purchasable starting on July 1, 2017, on a monthly basis over a 48-month period.

PRINCIPAL SHAREHOLDERS

The following table presents information relating to the beneficial ownership of our common shares as of                     , 2015, as if the conversion of our preferred shares into common shares on a one-for-one basis had occurred, by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common shares;

•	each of our executive officers, directors and director nominee; and

•	all executive officers, directors and director nominee as a group.

Upon completion of this offering, all of our outstanding preferred shares will automatically be converted into common shares on a one-for-one basis and we will have only one class of shares issued and outstanding. All holders of our common shares will have the same voting rights upon the completion of this offering.

The number of common shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to acquire within 60 days of                     , 2015 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all common shares held by that person.

The percentage of outstanding common shares is computed on the basis of             common shares outstanding as of                     , 2015, based on the midpoint of the price range stated on the front cover of this prospectus. Common shares that a person has the right to acquire within 60 days of                     , 2015 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Unless otherwise indicated below, the address for each beneficial owner is AC Immune, EPFL Innovation Park, Building B, Lausanne. As at September 30, 2015, a total of        of our common shares were held by a total of             U.S. record holders.

The percentage of common shares beneficially owned before this offering is computed on the basis of common shares issued and outstanding as of                     , 2015. The percentage of common shares beneficially owned after this offering is based on             common shares that will be issued and outstanding upon the completion of this offering.

	Shares Beneficially Owned Before This Offering		Shares Beneficially Owned After This Offering		Percent of Shares Beneficially Owned Assuming Full Exercise of Underwriters’ Over- Allotment Option
Shareholder	Number	Percent	Number	Percent
5% Shareholders
dievini Hopp BioTech holding GmbH & Co KG
Varuma AG

Executive Officers, Directors and Director Nominee
Andrea Pfeifer
Andreas Muhs
George Pavey
Jean-Fabien Monin
Martin Velasco
Mathias Hothum
Hans-Beat Gürtler
Detlev Riesner
Friedrich von Bohlen und Halbach
Peter Bollmann
All executive officers, directors and director nominee as a group (10 persons)

*	Indicates beneficial ownership of less than 1% of the total issued and outstanding common shares.

RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into since January 1, 2012 with any of our executive officers, directors and holders of more than 10% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, other than the compensation arrangements we describe under “Management.”

2013 Series D Preferred Shares Financing

In October 2013, we agreed to the terms of our Series D preferred share financing with certain of our existing shareholders, including dievini Hopp BioTech holding GmbH & Co GK, Varuma AG, Dr. Riesner and Dr. Andrea Pfeifer. These shareholders agreed to subscribe to a CHF 20 million capital increase with an understanding that the capital increase would be executed via two separate tranches on the same terms. Subsequently, we offered our shareholders the option to subscribe for 16,490 Preferred Series D Shares for CHF 1,212.90 each (in two tranches), and all shares were subscribed by current shareholders. On December 10, 2013, we entered into agreement with our shareholders and investors pursuant to which we agreed to issue 8,245 Series D preferred shares in exchange for a contribution of CHF 10 million as a first tranche and an additional 8,245 Series D preferred shares in exchange for a contribution of CHF 10 million. The 8,245 Series D shares of the first tranche were issued on January 7, 2014 for CHF 10 million and the 8,245 Series D shares of the second tranche were issued on July 7, 2014 for CHF 10 million.

The following table sets forth the number of our Series D preferred shares purchased by our executive officers, directors and certain related parties and their affiliates:

	Series D Preferred Shares	Series D Preferred Shares Total
dievini Hopp BioTech GmbH & Co KG	9,466	9,466
Varuma AG	5,734	5,734
Dr. Andrea Pfeifer	50	50
Dr. Riesner(1)	232	232

Total	15,482	15,482

(1)	Dr. Riesner acquired a total of 232 preferred shares as part of the Series D financing with 8 preferred shares being acquired by Dr. Riesner directly, 16 shares being acquired by Dr. Riesner’s wife, Hannelore Riesner, and 208 shares being acquired by Riesner Verwaltungs GmbH / Peter Esser.

Shareholders’ Agreement

We and all of our then-existing shareholders entered into a shareholders agreement in November 2013, which replaced a prior shareholders agreement entered into in November 2008. The agreement entered into in November 2013 provided our shareholders with certain board nomination rights, preemptive rights, certain rights of first refusal and tag-along rights. The agreement was replaced by a shareholders agreement entered into in October 2015 in connection with the Series E Private Placement. However, the October 2015 agreement will terminate in connection with this offering.

Registration Rights Agreement

We entered into a registration rights agreement in connection with the Series E Private Placement with certain of our existing shareholders and certain investors in the Series E Private Placement pursuant to which we granted them certain demand and piggyback registration rights for the resale of the common shares held by them, as described below. The shareholders party to the registration rights agreement hold an aggregate of             of our common shares, representing approximately     % of the voting power of our common shares outstanding upon completion of this offering (assuming no exercise of the underwriters’ over-allotment option). The registration rights described below will expire on the earlier to occur of (i) the fifth anniversary of the completion of the offering contemplated by this prospectus and (ii) the date on which there are no remaining registrable securities held by the parties to the registration rights agreement. The registration rights agreement provides that we must pay certain registration expenses in connection with any demand, piggyback or shelf registration. The registration rights agreement contains customary indemnification and contribution provisions.

Demand Registration Rights

Pursuant to the terms of the registration rights agreement, at any time after the date that is six months after completion of the offering contemplated by this prospectus, or the trigger date, a shareholder or group of shareholders holding at least 10% of our outstanding common shares may request that we effect a registration under the Securities Act of all or any portion of such requesting shareholders’ registrable securities. At least 10 business days prior to the anticipated filing date of the registration statement relating to such demand registration, we must give all other shareholders party to the registration rights agreement notice of such requested registration. Within five business days of such notice, any of the other shareholders party to the registration rights agreement may request that we also effect the registration of the registrable securities held by them. We will not be required to effect a registration of all such registrable securities unless the aggregate proceeds expected to be received from the sale of such registrable securities equals or exceeds $10 million or such lesser amount that constitutes all of the requesting shareholders’ registrable securities (provided that such lesser amount is at least $5 million). In no event will we be required to effect more than two demand registrations or underwritten take downs referred to under “—Shelf Registration Rights” below. Depending on certain conditions, we may postpone a demand registration on two occasions during any period of twelve consecutive months for up to 90 days.

Piggyback Registration Rights

Pursuant to the terms of the registration rights agreement, at any time after the trigger date, if we propose to register any of our securities, whether or not for sale for our own account, we must give notice to the shareholders party to the registration rights agreement, and they will be entitled to certain piggyback registration rights allowing them to each their shares in the registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, the holders of these shares are entitled to notice of the registration and to request that we include their shares in the registration.

Shelf Registration Rights

Pursuant to the terms of the registration rights agreement, at any time after the first anniversary of the completion of the offering contemplated by this prospectus, if we are eligible to use a shelf registration statement, then a shareholder or group of shareholders holding at least 10% of our outstanding common shares may request that we effect a shelf registration on similar terms as the demand registrations described above, except that offerings will be conducted as underwritten takedowns. We will only be required to effect one public offering from such shelf registration statement within any six month period, each of which shall be deemed to constitute a demand registration for purposes of the number of demand registrations we are required to effect as described under “—Demand Registration Rights” above.

Related Person Transaction Policy

Prior to the consummation of this offering, we intend to adopt a new related person transaction policy.

Indemnification Agreements

We intend to enter into indemnification agreements with our executive officers and directors. The indemnification agreements and our Articles of Association require us to indemnify our executive officers and directors to the fullest extent permitted by law.

Employment Agreements

We expect to enter into employment agreements with certain of our executive officers in connection with this offering.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The Company

We are a Swiss stock corporation (société anonyme) organized under the laws of Switzerland. We were formed as a Swiss limited liability company (société à responsabilité limitée) on February 13, 2003 with our registered office and domicile in Basel, Switzerland. We converted to a Swiss stock corporation (société anonyme) under the laws of Switzerland on August 25, 2003. Our domicile and registered office is in Ecublens, Canton of Vaud, near Lausanne, Switzerland. Our head office is currently located at EPFL Innovation Park, Building B, Lausanne, Switzerland.

Share Capital

As of the date of this prospectus, our share capital is divided into common shares and five categories of preferred shares. Conditional upon the closing of this offering, all of our preferred shares will be converted into common shares on a one-for-one basis, effective upon the registration of the revised articles of association with the commercial register of the Canton of Vaud, Switzerland. See “—Articles of Association.” Upon the closing of this offering, giving effect to (i) the issuance of the common shares to be sold in this offering, (ii) the conversion of our preferred shares into common shares on a one-for-one basis and (iii) our planned stock split, our issued fully paid-in share capital will consist of CHF              divided into              common shares with a nominal value of CHF              each and no preferred shares.

Articles of Association

Prior to the closing of this offering, we intend to adopt amended and restated articles of association which will become effective upon the closing of this offering and the registration of the revised articles of association with the commercial register of the Canton of Vaud, Switzerland. When we refer to our articles of association in this prospectus, we refer to our amended and restated articles of association as they will be in force upon the closing of this offering.

Ordinary Capital Increase, Authorized and Conditional Share Capital

Under Swiss law, we may increase our share capital (capital-actions) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within three months of the general meeting in order to become effective. Under our articles of association, in the case of subscription and increase against payment of contributions in cash, a resolution passed by an simple majority of the shares represented at the general meeting of shareholders regardless of abstentions or empty or invalid votes is required. In the case of subscription and increase against contributions in kind or to fund acquisitions in kind, when shareholders’ statutory pre-emptive rights are withdrawn or where transformation of reserves into share capital is involved, a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the nominal amount of the shares represented is required.

Furthermore, under the Swiss Code of Obligations, or the CO, our shareholders, by a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the nominal amount of the shares represented, may empower our board of directors to issue shares of a specific aggregate nominal amount up to a maximum of     % of the share capital in the form of:

•	conditional capital (capital conditionnel) for the purpose of issuing shares in connection with, among other things, (i) option and conversion rights granted in connection with warrants and convertible bonds of the Company or one of our subsidiaries or (ii) grants of rights to employees, members of our board of directors or consultants or our subsidiaries or other persons providing services to the Company or a subsidiary to subscribe for new shares (conversion or option rights); or

•	authorized capital (capital-actions autorisé) to be utilized by the board of directors within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval.

Pre-Emptive Rights

Pursuant to the CO, shareholders have pre-emptive rights (droits de souscription) to subscribe for new issuances of shares. With respect to conditional capital in connection with the issuance of conversion rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (droit de souscrire préalablement) for the subscription of conversion rights, convertible bonds or similar debt instruments.

A resolution passed at a general meeting of shareholders by two-thirds of the shares represented and the absolute majority of the nominal value of the shares represented may authorize our board of directors to withdraw or limit pre-emptive rights or advance subscription rights in certain circumstances.

If pre-emptive rights are granted, but not exercised, the board of directors may allocate the pre-emptive rights as it elects.

With respect to our authorized share capital, the board of directors is authorized by our articles of association to withdraw or to limit the pre-emptive rights of shareholders, and to allocate them to third parties or to us, in the event that the newly issued shares are used for the following purposes:

•	if the issue price of the new registered shares is determined by reference to the market price;

•	for the acquisition of an enterprise, part(s) of an enterprise or participations, or for the financing or refinancing of any of such transactions, or in the event of share placement for the financing or re-financing of such transactions;

•	for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing or registration of new registered shares on domestic or foreign stock exchanges;

•	for purposes of granting an over-allotment option of up to 20% of the total number of registered shares in a placement or sale of registered shares to the respective initial purchaser(s) or underwriter(s);

•	for raising of capital (including private placements) in a fast and flexible manner which probably could not be reached without the exclusion of the statutory pre-emptive right of the existing shareholders;

•	following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 15% of the share capital registered in the commercial register without having submitted to the other shareholders a takeover offer recommended by the board of directors, or for the defense of an actual, threatened or potential takeover bid, in relation to which the board of directors, upon consultation with an independent financial adviser retained by it, has not recommended to the share-holders acceptance on the basis that the board of directors has not found the takeover bid to be financially fair to the shareholders; or

•	for other valid grounds in the sense of Article 652b para. 2 of the CO.

Our Authorized Share Capital

Under our articles of association, our board of directors is authorized at any time until December 31, 2015 to increase our share capital by a maximum aggregate amount of CHF              through the issuance of not more than              shares, which would have to be fully paid-in, with a nominal value of CHF              each.

Increases in partial amounts are permitted. The board of directors has the power to determine the type of contributions, the issue price and the date on which the dividend entitlement starts.

Our board of directors is also authorized to withdraw or limit pre-emptive rights as described above. This authorization is exclusively linked to the particular available authorized share capital set out in the respective article. If the period to increase the share capital lapses without having been used by the board of directors, the authorization to withdraw or to limit the pre-emptive rights lapses simultaneously with such capital.

Our common shares to be sold in this offering will be issued out of our authorized share capital. Accordingly, upon the consummation of this offering, our authorized but unissued share capital will decrease by the amount of CHF              (or by a larger amount, to the extent that any over-allotment shares will be issued).

Our Conditional Share Capital

Conditional Share Capital for Warrants and Convertible Bonds

Our share capital may be increased by a maximum aggregate amount of CHF              through the issuance of not more than              common shares, which would have to be fully paid-in, with a nominal value of CHF              each, by the exercise of option and conversion rights granted in connection with warrants and convertible bonds of the Company or one of our subsidiaries. Shareholders will not have pre-emptive rights in such circumstances. The holders of convertible bonds are entitled to the new shares upon the occurrence of the applicable conversion feature.

When issuing convertible bonds, the board of directors is authorized to withdraw or to limit the advance right of shareholders to subscribe to the convertible bond issuance:

•	for the purpose of financing or refinancing the acquisition of enterprises, divisions thereof, or of participations or of newly planned investments of the Company; or

•	if the issuance occurs in domestic or international capital markets including private placements.

To the extent that the advance subscription rights are withdrawn, (i) the convertible bonds are to be issued at market conditions; (ii) the term to exercise the option or conversion rights may not exceed              years as of the date of the convertible bond issue and twenty years for conversion rights; and (iii) the exercise price for the new shares must at least correspond to the market conditions at the time of the convertible bond issuance.

Conditional Share Capital for Equity Incentive Plans

Our share capital may, to the exclusion of the pre-emptive rights of shareholders, be increased by a maximum aggregate amount of CHF              through the issuance of not more than              common shares, which would have to be fully paid-in, with a nominal value of CHF              each, by the exercise of option or conversion rights that have been granted to employees, members of the board of directors or consultants of the Company or of one of our subsidiaries or other persons providing services to the Company or a subsidiary through one or more equity incentive plans created by the board of directors.

Uncertificated Securities

Our shares are uncertificated securities (droits-valeurs, within the meaning of art. 973c of the CO) and, when administered by a financial intermediary (dépositaire, within the meaning of the Federal Act on Intermediated Securities, “FISA”), qualify as intermediated securities (titres intermédiés, within the meaning of the FISA). In accordance with art. 973c of the CO, we will maintain a non-public register of uncertificated securities (registre des droits-valeurs). We may at any time convert uncertificated securities into share certificates (including global certificates), one kind of certificate into another, or share certificates (including global certificates) into uncertificated securities. Following entry in the share register, a shareholder may at any time request from us a written confirmation in respect of the shares. Shareholders are not entitled, however, to request the printing and delivery of certificates. We may print and deliver certificates for shares at any time.

General Meeting of Shareholders

Ordinary/Extraordinary Meetings, Powers

The general meeting of shareholders is our supreme corporate body. Under Swiss law, ordinary and extraordinary general meetings of shareholders may be held. Under Swiss law, an ordinary general meeting of shareholders must be held annually within six months after the end of a corporation’s financial year. In our case, this means on or before June 30.

The following powers are vested exclusively in the general meeting of shareholders:

•	adopting and amending the articles of association, including change of a company’s purpose or domicile;

•	electing the members of the board of directors, the chairman of the board of directors, the members of the compensation committee, the auditors and the independent proxy;

•	approving the annual report, the annual statutory financial statements and (to the extent required) the financial statements, and deciding on the allocation of profits as shown on the balance sheet, in particular with regard to dividends;

•	approving the compensation (basis, bonus and equity) of members of the board of directors and executive management, which under Swiss law is not necessarily limited to the executive officers;

•	discharging the members of the board of directors and executive management from liability with respect to their tenure in the previous financial year;

•	dissolving a company with or without liquidation; and

•	deciding matters reserved to the general meeting of shareholders by law or the articles of association or presented to it by the board of directors.

An extraordinary general meeting of shareholders may be called by a resolution of the board of directors or, under certain circumstances, by a company’s auditor, liquidator or the representatives of convertible bond holders, if any. In addition, the board of directors is required to convene an extraordinary general meeting of shareholders if shareholders representing at least 10% of the share capital request such general meeting of shareholders in writing. Such request must set forth the items to be discussed and the proposals to be acted upon. The board of directors must convene an extraordinary general meeting of shareholders and propose financial restructuring measures if, based on a company’s stand-alone annual statutory balance sheet, half of the share capital and reserves are not covered by its assets.

Voting and Quorum Requirements

Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of the simple majority of shares represented at the general meeting of shareholders regardless of abstentions or empty or invalid votes, unless otherwise stipulated by law.

A resolution of the general meeting of the shareholders passed by two-thirds of the shares represented at the meeting, and the absolute majority of the nominal value of the shares represented is required for:

•	amending a company’s corporate purpose;

•	creating or cancelling shares with preference rights or amending rights attached to such shares;

•	cancelling or amending the transfer restrictions of shares;

•	creating authorized or conditional share capital;

•	increasing the share capital out of equity, against contributions in-kind or for the purpose of acquiring specific assets and granting specific benefits;

•	limiting or suppressing shareholder’s pre-emptive rights;

•	changing a company’s domicile;

•	alleviating or withdrawing of restrictions upon the transfer of registered shares and the removal of the voting cap of 15%;

•	removing the indemnification provision for the board of directors and executive management;

•	converting registered shares into bearer shares and vice versa; and

•	dissolving or liquidating a company.

The same voting requirements apply to resolutions regarding transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets, or the Merger Act (including a merger, demerger or conversion of a corporation) see “—Compulsory Acquisitions; Appraisal Rights.”

In accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirement of NASDAQ Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.

Notice

General meetings of shareholders must be convened by the board of directors at least 20 days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce. Registered shareholders may also be informed by ordinary mail or e-mail. The notice of a general meeting of shareholders must state the items on the agenda, the proposals to be acted upon and, in case of elections, the names of the nominated candidates. Except in the limited circumstances listed below, a resolution may not be passed at a general meeting without proper notice. This limitation does not apply to proposals to convene an extraordinary general meeting of shareholders or to initiate a special investigation. No previous notification is required for proposals concerning items included in the agenda or for debates that do not result in a vote.

All of the owners or representatives of our shares may, if no objection is raised, hold a general meeting of shareholders without complying with the formal requirements for convening general meetings of shareholders (a universal meeting). This universal meeting of shareholders may discuss and pass binding resolutions on all matters within the purview of the ordinary general meeting of shareholders, provided that the owners or representatives of all the shares are present at the meeting.

Agenda Requests

Pursuant to Swiss law, one or more shareholders, whose combined shareholdings represent the lower of (i) one tenth of the share capital or (ii) an aggregate nominal value of at least CHF 1,000,000, may request that an item be included in the agenda for an ordinary general meeting of shareholders. To be timely, the shareholder’s request must be received by us generally at least 120 calendar days in advance of the meeting. The request must be made in writing and contain, for each of the agenda items, the following information:

•	a brief description of the business desired to be brought before the ordinary general meeting of shareholders and the reasons for conducting such business at the ordinary general meeting of shareholders;

•	the name and address, as they appear in the share register, of the shareholder proposing such business; and

•	all other information required under the applicable laws and stock exchange rules.

In addition, if the shareholder intends to solicit proxies from the shareholders of a company, such shareholder shall notify the company of this intent in accordance with Securities and Exchange Commission Rule 14a-4 and/or Rule 14a-8.

Our business report, the compensation report and the auditor’s report must be made available for inspection by the shareholders at our registered office no later than 20 days prior to the general meeting of shareholders. Shareholders of record may be notified of this in writing.

Voting Rights

Each of our shares entitles a holder to one vote, regardless of its nominal value. The shares are not divisible. The right to vote and the other rights of share ownership may only be exercised by shareholders (including any nominees) or usufructuaries who are entered in our share register at cut-off date determined by the board of directors. Those entitled to vote in the general meeting of shareholders may be represented by the independent proxy holder (annually elected by the general meeting of shareholders), another registered shareholder or third person with written authorization to act as proxy or the shareholder’s legal representative. The chairman has the power to decide whether to recognize a power of attorney.

Our articles contain provisions that prevent investors from acquiring voting rights exceeding 15% of the outstanding share capital. Specifically, no individual or legal entity may, directly or indirectly, control voting rights with respect to 15% or more of the registered share capital recorded in the Commercial Register. In the event that a shareholder should exceed the 15% ownership threshold, the registered shares exceeding the limit of 15% shall be entered in our share registered as shares without voting rights. The board of directors may in special cases approve exceptions to the above regulations.

Dividends and Other Distributions

Our board of directors may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution. Dividend payments require a resolution passed by a simple majority of the shares represented at a general meeting of shareholders regardless of abstentions or employ or invalid votes. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association.

Under Swiss law, we may pay dividends only if we have sufficient distributable profits brought forward from the previous business years (report des bénéfices), or if we have distributable reserves (réserves à libre disposition), each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law and the articles of association have been deducted. We are not permitted to pay interim dividends out of profit of the current business year.

Distributable reserves are generally booked either as “free reserves” (réserves libres) or as “reserve from capital contributions” (apports de capital). Under the CO, if our general reserves (réserve générale) amount to less than 20% of our share capital recorded in the commercial register (i.e., 20% of the aggregate nominal value of our issued capital), then at least 5% of our annual profit must be retained as general reserves. The CO permits us to accrue additional general reserves. Further, a purchase of our own shares (whether by us or a subsidiary) reduces the distributable reserves in an amount corresponding to the purchase price of such own shares. Finally, the CO under certain circumstances requires the creation of revaluation reserves which are not distributable.

Distributions out of issued share capital (i.e. the aggregate nominal value of our issued shares) are not allowed and may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an simple majority of the shares represented at a general meeting of shareholders regardless of abstentions or empty or invalid votes. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. The share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is reestablished by sufficient new fully paid-up capital. Upon approval by the general meeting of shareholders of the capital reduction, the board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of the share capital may be implemented only after expiration of this time limit.

Our board of directors determines the date on which the dividend entitlement starts. Dividends are usually due and payable shortly after the shareholders have passed the resolution approving the payment, but shareholders may also resolve at the ordinary general meeting of shareholders to pay dividends in quarterly or other installments.

For a discussion of the taxation of dividends, see “Taxation—Swiss Tax Considerations—Taxation of Common Shares—Swiss Federal Withholding Tax on Dividends and Distributions.”

Transfer of Shares

Shares in uncertificated form (droits-valeurs) may only be transferred by way of assignment. Shares that constitute intermediated securities (titres intermédiés) may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with the relevant provisions of the FISA. Article 5 of our articles of association provides that in the case of securities held with an intermediary such as a registrar, transfer agent, trust corporation, bank or similar entity, any transfer, grant of a security interest or usufructary right in such intermediated securities and the appurtenant rights associated therewith requires the cooperation of the intermediary in order for such transfer, grant of a security interest or usufructary right to be valid against us.

Voting rights may be exercised only after a shareholder has been entered in our share register (registre des actions) with his or her name and address (in the case of legal entities, the registered office) as a shareholder with voting rights. Our articles contain provisions that prevent investors from acquiring voting rights exceeding 15% of the outstanding share capital. Specifically, no individual or legal entity may, directly or indirectly, control voting rights with respect to 15% or more of the registered share capital recorded in the Commercial Register. In the event that a shareholder should exceed the 15% ownership threshold, the registered shares exceeding the limit of 15% shall be entered in our share registered as shares without voting rights.

Inspection of Books and Records

Under the CO, a shareholder has a right to inspect our share register with respect to his own shares and otherwise to the extent necessary to exercise his shareholder rights. No other person has a right to inspect our share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets. See “Comparison of Swiss Law and Delaware Law—Inspection of Books and Records.”

Special Investigation

If the shareholders’ inspection rights as outlined above prove to be insufficient in the judgment of the shareholder, any shareholder may propose to the general meeting of shareholders that specific facts be examined by a special commissioner in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request a court sitting in Lausanne, Switzerland, our registered office, to appoint a special commissioner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 10 percent of the share capital or holders of shares in an aggregate nominal value of at least CHF 2,000,000 may request that the court appoint a special commissioner. The court will issue such an order if the petitioners can demonstrate that the board of directors, any member of the board of directors or our executive management infringed the law or our articles of association and thereby caused damages to the Company or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are governed by the Swiss Merger Act (i.e. mergers, demergers, transformations and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented.

If a transaction under the Swiss Merger Act receives all of the necessary consents, there are no appraisal rights and all shareholders are compelled to participate in such transaction.

Swiss corporations may be acquired by an acquirer through the direct acquisition of the share capital of the Swiss corporation. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding shares. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation). For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request the competent court to determine a reasonable amount of compensation.

In addition, under Swiss law, the sale of “all or substantially all of our assets” by us may require the approval of two-thirds of the number of shares represented at a general meeting shareholders and the absolute majority of the nominal value of the shares represented. Whether a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:

•	a core part of our business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;

•	our assets, after the divestment, are not invested in accordance with our statutory business purpose; and

•	the proceeds of the divestment are not earmarked for reinvestment in accordance with our business purpose but, instead, are intended for distribution to our shareholders or for financial investments unrelated to our business.

A shareholder of a Swiss corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights. As a result, such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that the shareholder receives the fair value of the shares held by the shareholder. Following a statutory merger or demerger, pursuant to the Swiss Merger Act, shareholders can file an appraisal action against the surviving company. If the consideration is deemed inadequate, the court will determine an adequate compensation payment.

Board of Directors

Our articles of association provide that the board of directors shall consist of at least three and not more than nine members.

The members of the board of directors and the chairman are elected annually by the general meeting of shareholders for a period until the completion of the subsequent ordinary general meeting of shareholders and are eligible for re-election. Each member of the board of directors must be elected individually.

Powers

The board of directors has the following non-delegable and inalienable powers and duties:

•	the ultimate direction of the business of the Company and issuing of the relevant directives;

•	laying down the organization of the Company;

•	formulating accounting procedures, financial controls and financial planning;

•	nominating and removing persons entrusted with the management and representation of the Company and regulating the power to sign for the Company;

•	the ultimate supervision of those persons entrusted with management of the Company, with particular regard to adherence to law, our articles of association, and regulations and directives of the Company;

•	issuing the annual report and the compensation report, and preparing for the general meeting of shareholders and carrying out its resolutions; and

•	informing the court in case of over-indebtedness.

The board of directors may, while retaining such non-delegable and inalienable powers and duties, delegate some of its powers, in particular direct management, to a single or to several of its members, managing directors, committees or to third parties who need be neither members of the board of directors nor shareholders. Pursuant to Swiss law and Article 25 of our articles of association, details of the delegation and other procedural rules such as quorum requirements must be set in the organizational rules issued by the board of directors.

Indemnification of Executive Management and Directors

Subject to Swiss law, Article 29 of our articles of association provides for indemnification of the existing and former members of the board of directors, executive management and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permits us to advance the expenses of defending any act, suit or proceeding to our directors and executive management.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the employer. See “Comparison of Swiss Law and Delaware Law—Indemnification of directors and executive management and limitation of liability.”

We have entered or will enter into indemnification agreements with each of the members of our board of directors and executive management. See “Related Party Transactions—Indemnification Agreements.”

Conflict of Interest, Management Transactions

Swiss law does not have a general provision regarding conflicts of interest. However, the CO contains a provision that requires our directors and executive management to safeguard the Company’s interests and imposes a duty of loyalty and duty of care on our directors and executive management. This rule is generally understood to disqualify directors and executive management from participation in decisions that directly affect them. Our directors and executive officers are personally liable to us for any breach of these provisions. In addition, Swiss law contains provisions under which directors and all persons engaged in the Company’s management are liable to the Company, each shareholder and the Company’s creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of the Company’s shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to the Company if such shareholder or director acted in bad faith.

Upon the closing of this offering, our board of directors will adopt a Code of Business Conduct and Ethics that will cover a broad range of matters, including the handling of conflicts of interest.

Principles of the Compensation of the Board of Directors and the Executive Management

Pursuant to Swiss law, beginning at our first annual meeting as a public company in 2016 our shareholders must annually approve the compensation of the board of directors and the persons whom the board of directors has, fully or partially, entrusted with the management of the Company. The board of directors must issue, on an annual basis, a written compensation report that must be reviewed together with a report on our business by our auditor. The compensation report must disclose all compensation, loans and other forms of indebtedness granted by the Company, directly or indirectly, to current or former members of the board of directors and executive management to the extent related to their former role within the Company or not on customary market terms.

The disclosure concerning compensation, loans and other forms of indebtedness must include the aggregate amount for the board of directors and the executive management, as well as the particular amount for each member of the board of directors and executive officer, specifying the name and function of each person.

Certain forms of compensation are prohibited for members of our board of directors and executive management, such as:

•	severance payments provided for either contractually or in the articles of association (compensation due until the termination of a contractual relationship does not qualify as severance payment);

•	advance compensation;

•	incentive fees for the acquisition or transfer of corporations, or parts thereof, by the Company or by companies being, directly or indirectly, controlled by the us;

•	loans, other forms of indebtedness, pension benefits not based on occupational pension schemes and performance-based compensation not provided for in the articles of association; and

•	equity securities and conversion and option rights awards not provided for in the articles of association.

Compensation to members of the board of directors and executive management for activities in entities that are, directly or indirectly, controlled by the Company is prohibited if the compensation (i) would have been prohibited if it was paid directly by the Company, (ii) is not provided for in the articles of association or (iii) has not been approved by the general meeting of shareholders.

Beginning in 2016, the general meeting of shareholders will annually vote on the proposals of the board of directors with respect to:

•	the maximum aggregate amount of compensation of the board of directors for the subsequent term of office; and

•	the maximum aggregate amount of compensation of the executive management for the subsequent financial year.

The board of directors may submit for approval at the general meeting of shareholders deviating or additional proposals relating to the same or different periods.

In the event that, at the general meeting of shareholders, the shareholders do not approve a proposal of the board of directors, the board of directors must form a new proposal for the maximum aggregate compensation and the particular compensation for each individual, taking into account all relevant factors, and submit the new proposal for approval by the same general meeting of shareholders, at a subsequent extraordinary general meeting or the next ordinary general meeting of shareholders.

In addition to fixed compensation, members of the board of directors and executive management may be paid variable compensation, depending on the achievement of certain performance criteria. The performance criteria may include individual targets, targets of the Company or parts thereof and targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of responsibility of the recipient of the variable compensation. The board of directors or, where delegated to it, the compensation committee shall determine the relative weight of the performance criteria and the respective target values.

Compensation may be paid or granted in the form of cash, shares, financial instruments, in kind, or in the form of other types of benefits. The board of directors or, where delegated to it, the compensation committee shall determine grant, vesting, exercise and forfeiture conditions.

Borrowing Powers

Neither Swiss law nor our articles of association restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by the shareholders is required in relation to any such borrowing.

Repurchases of Shares and Purchases of Own Shares

The CO limits our right to purchase and hold our own shares. We and our subsidiaries may purchase shares only if and to the extent that (i) we have freely distributable reserves in the amount of the purchase price; and (ii) the aggregate nominal value of all shares held by us does not exceed 10 percent of our share capital. Pursuant to Swiss law, where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20 percent. We currently do not have any transfer restriction in our articles of association. If we own shares that exceed the threshold of 10 percent of our share capital, the excess must be sold or cancelled by means of a capital reduction within two years.

Shares held by us or our subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends and pre-emptive rights in the case of share capital increases.

In addition, selective share repurchases are only permitted under certain circumstances. Within these limitations, as is customary for Swiss corporations, we may purchase and sell our own shares from time to time in order to meet imbalances of supply and demand, to provide liquidity and to even out variances in the market price of shares.

Notification and Disclosure of Substantial Share Interests

The disclosure obligations generally applicable to shareholders of Swiss corporations under the Swiss Act on Stock Exchanges and Securities Trading do not apply to us since our shares are not listed on a Swiss exchange.

Pursuant to art. 663c of the CO, Swiss corporations whose shares are listed on a stock exchange must disclose their significant shareholders and their shareholdings in the notes to their balance sheet, where this information is known or ought to be known. Significant shareholders are defined as shareholders and groups of shareholders linked through voting rights who hold more than five percent of all voting rights.

Stock Exchange Listing

We intend to apply to list our common shares on the NASDAQ under the symbol “ACIU.”

The Depository Trust Company

Initial settlement of the common shares issued in this offering will take place on the consummation date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. Each person owning common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the shares.

Transfer Agent and Registrar of Shares

Our share register will initially be kept by Computershare Trust Company, N.A., which acts as transfer agent and registrar. The share register reflects only record owners of our shares. Swiss law does not recognize fractional share interests.

COMPARISON OF SWISS LAW AND DELAWARE LAW

The Swiss laws applicable to Swiss corporations and their shareholders differ from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Swiss Code of Obligations (Code des Obligations Suisse) and the Swiss Ordinance against excessive compensation in listed stock corporations applicable to our Company, as implemented by the Company in its Articles of Association, and the Delaware General Corporation Law applicable to companies incorporated in Delaware and their shareholders. Please note that this is only a general summary of certain provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents.

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Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.	Under Swiss law, with certain exceptions, a merger or a demerger of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the voting rights represented at the respective general meeting of shareholders as well as the absolute majority of the nominal value of shares represented at such shareholders’ meeting. A shareholder of a Swiss corporation participating in a statutory merger or demerger pursuant to the Swiss Merger Act (Loi sur la fusion) can file a lawsuit against the surviving company. If the consideration is deemed “inadequate,” such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss law also provides that if the merger agreement provides only for a compensation payment, at least 90.0% of all members in the transferring legal entity, who are entitled to vote, shall approve the merger agreement.

Shareholders’ suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to bring suit against directors for breach of their duties and claim the payment of the company’s losses or damages both to the corporation and to the individual shareholder and creditors. Likewise, an appraisal lawsuit won by a shareholder will may indirectly compensate all shareholders. In addition, to the extent that US laws and regulations provide a basis for liability and US courts have jurisdiction, a class action may be available.

Under Swiss law, the winning party is generally entitled to recover or to partially recover attorneys’

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fees incurred in connection with such action, provided, however, that the court has broad discretion to permit the shareholder whose claim has been dismissed to recover attorneys’ fees incurred to the extent he or she acted in good faith.

Shareholder vote on board and management compensation

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	Pursuant to the Swiss Ordinance against excessive compensation in listed stock corporations (Ordonnance contre les rémunérations abusives dans les sociétés anonymes cotées en bourse), the general meeting of shareholders has the non-transferable right, amongst others, to vote on the fixed and on the variable compensation of the members of the board of directors, of the executive management and of the advisory boards.

Annual vote on board renewal

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of stockholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.

Classified boards are permitted.

The general meeting of shareholders elects annually (i.e. term of office until the end of the following general meeting of shareholders) the members of the board of directors and the members of the compensation committee individually for a term of office of one year. Re-election is possible.

Indemnification of directors and executive management and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:

•       any breach of a director’s duty of loyalty to the corporation or its shareholders;

•       acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•       statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or

•       any transaction from which the director derived an improper personal benefit.

Under Swiss corporate law, an indemnification by the corporation of a director or member of the executive management in relation to potential personal liability is not effective to the extent the director or member of the executive management intentionally or negligently violated his or her corporate duties towards the corporation (certain views advocate that at least a grossly negligent violation is required to exclude the indemnification). Furthermore, the general meeting of shareholders may discharge the directors and members of the executive management from liability from actions taken during the past financial year. Such discharge is effective only, however, for disclosed facts and only as against the company and those shareholders who approved the discharge or who have since acquired their shares in full knowledge of the discharge. Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss

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A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

•       by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

•       by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•       by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

•       by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

corporate law, including shareholders of the corporation.

The articles of association of a Swiss corporation may also set forth that the corporation shall indemnify and hold harmless, to the extent permitted by the law, the directors and executive managers out of assets of the corporation against threatened, pending or completed actions.

Also, a corporation may enter into and pay for directors’ and officers’ liability insurance which may cover negligent acts as well.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

•       the duty of care; and

•       the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and

The board of directors of a Swiss corporation manages the business of the corporation, unless responsibility for such management has not been delegated to the executive management (for example by organizational rules and comparable bylaws). However, there are several non-transferable duties of the board of directors:

•       the overall management of the corporation and the issuing of all necessary directives;

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disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

•       determination of the corporation’s organization;

•       the organization of the accounting, financial control and financial planning systems as required for management of the corporation;

•       the appointment and dismissal of persons entrusted with managing and representing the corporation;

•       overall supervision of the persons entrusted with managing the corporation, in particular with regard to compliance with the law, articles of association, operational regulations and directives;

•       compilation of the annual report, preparation for the general meeting, the compensation report and implementation of its resolutions; and

•       notification of the court in the event that the company is overindebted.

The members of the board of directors must perform their duties with all due diligence and safeguard the interests of the corporation in good faith. They must afford the shareholders equal treatment in equal circumstances.

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	Shareholders of a Swiss corporation may only exercise their voting rights in a general meeting of shareholders and may not act by written consents. The articles of association must allow for (independent) proxies to be present at a general meeting of shareholders. The instruction of such (independent) proxies may occur in writing or electronically.

Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any	At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. No resolution may be made on proposals relating to the agenda items that were not duly notified. Unless the articles of

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other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

association provide for a lower threshold or for additional shareholders’ rights:

•       shareholders together representing at least 10% of the share capital may demand that a general meeting of shareholders be called for specific agenda items and specific proposals; and

•       shareholders together representing at shares with a nominal value of at least CHF 1.0 million may demand that an agenda item including a specific proposal be put on the agenda for a regularly scheduled general meeting of shareholders, provided such request is made with appropriate notice.

Any shareholder can propose candidates for election as directors without prior written notice.

In addition, any shareholder is entitled, at a general meeting of shareholders and without advance notice, to (i) request information from the Board on the affairs of the company (note, however, that the right to obtain such information is limited), (ii) request information from the auditors on the methods and results of their audit, (iii) request to convene an extraordinary general meeting or (iv) to carry out a special audit and to appoint an auditor at the request of a shareholder.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	Cumulative voting is not permitted under Swiss corporate law. Pursuant to Swiss law, shareholders can vote for each proposed candidate, but they are not allowed to cumulate their votes for single candidates. An annual individual election of (i) all members of the board of directors, (ii) the chairman of the board of directors, (iii) the members of the compensation committee, (iv) the election of the independent proxy for a term of office of one year (i.e. until the following annual general meeting) as well as the vote on the compensation for the members of the board of directors and the executive committee as well as for the members of the advisory board, if applicable, is mandatory for listed companies. Re-election is permitted.

Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	A Swiss corporation may remove, with or without cause, any director at any time with a resolution passed by a simple majority of the shares represented at a general meeting of shareholders concerned. The

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articles of association may require the approval by a qualified majority of the shares represented at a meeting for the removal of a director.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting stock within the past three years.	No such rule applies to a Swiss corporation.

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.	A dissolution of a Swiss corporation requires the approval by two-thirds of the shares represented as well as the absolute majority of the nominal value of the share capital represented at a general meeting of shareholders passing a resolution on such dissolution. The articles of association may increase the voting thresholds required for such a resolution.

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

The general shareholder meeting of a Swiss corporation may resolve that preference shares be issued or that existing shares be converted into preference shares with a resolution passed by a simple majority of the shares represented at the general meeting of shareholders. Where a company has issued preference shares, further preference shares conferring preferential rights over the existing preference shares may be issued only with the consent of both a special meeting of the adversely affected holders of the existing preference shares and of a general meeting of all shareholders, unless otherwise provided in the articles of association.

Shares with preferential voting rights are not regarded a special class for these purposes.

Amendment of governing documents

A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	The articles of association of a Swiss corporation may be amended with a resolution passed by a simple majority of the shares represented at such meeting, unless otherwise provided in the articles of association. There are a number of resolutions, such

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as an amendment of the stated purpose of the corporation, the introduction of authorized and conditional capital and the introduction of shares with preferential voting rights that require the approval by two-thirds of the votes and an absolute majority of the nominal value of the shares represented at a shareholders’ meeting. The articles of association may increase the voting thresholds.

Inspection of Books and Records

Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Swiss corporation may only inspect books and records if the general meeting of shareholders or the board of directors approved such inspection. The information may be refused where providing it would jeopardize the corporation’s trade secrets or other interests warranting protection. A shareholder is only entitled to receive information to the extent required to exercise such shareholders’ rights, subject to the interests of the corporation. The right to inspect the share register is limited to the right to inspect that shareholder’s own entry in the share register.

Payment of dividends

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:

•       out of its surplus, or

•       in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Stockholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without stockholder approval.

Dividend payments are subject to the approval of the general meeting of shareholders. The board of directors may propose to shareholders that a dividend shall be paid but cannot itself authorize the distribution.

Payments out of the Company’s share capital (in other words, the aggregate nominal value of the Company’s registered share capital) in the form of dividends are not allowed; however, payments out of share capital may be made by way of a capital reduction only. Dividends may be paid only from the profits brought forward from the previous business years or if the Company has distributable reserves, each as will be presented on the Company’s audited annual stand-alone balance sheet. The dividend may be determined only after the allocations to reserves required by the law and the articles of association have been deducted.

Creation and issuance of new shares

All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.	All creation of shares require a shareholders’ resolution. An authorized or contingent capital increase requires at least two-thirds of the voting rights represented at the general meeting of shareholders and an absolute majority of the nominal

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value of shares represented. Authorized shares can be, once created by shareholder resolution, issued by the board of directors (subject to fulfillment of the authorization). Conditional shares are created and issued through the exercise of options and conversion rights related to debt instruments issued by the board of directors or such rights issued to employees.

COMMON SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common shares. Future sales of substantial amounts of our common shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of common shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have             common shares outstanding assuming no exercise of the underwriters’ over-allotment option. Of these shares,             common shares, or              common shares if the underwriters exercise their option in full to purchase additional common shares, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any common shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining              common shares outstanding are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. After the expiration of the contractual 180-day lock-up period described below, these common shares may be sold in the public market only if registered or pursuant to an exemption under Rules 144 or 701, which are summarized below.

Additionally, of the options to purchase             common shares outstanding as of                     , 2015 and assuming no outstanding options are exercised and no exercise of the underwriters’ option to purchase additional shares, options exercisable for             common shares will be vested and eligible for sale 180 days after the date of this prospectus.

Rule 144

In general, a person who has beneficially owned our common shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned such common shares for at least one year, then the requirement in clause (ii) will not apply to the sale.

Persons who have beneficially owned our common shares that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of our common shares then outstanding, which will equal approximately common shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option; or

•	the average weekly trading volume of our common shares on the NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales must also comply with the manner of sale and notice provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with the one-year minimum holding period requirement.

Options to Purchase Common Shares

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all common shares issued or issuable pursuant to the exercise of outstanding options and reserved for issuance under our new omnibus equity incentive plan. We expect to file the registration statements, which will become effective immediately upon filing, shortly after the date of this prospectus. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions and any applicable holding periods, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Registration Rights

We entered into a registration rights agreement in connection with the Series E Private Placement with certain of our existing shareholders and certain investors in the Series E Private Placement pursuant to which we agreed under certain circumstances to file a registration statement to register the resale of the shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such shares. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Related Party Transactions—Registration Rights Agreement.”

Lock-up Agreements

All of our directors, executive officers and the holders of all of our capital stock have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or such other securities for a period of 180 days after the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC. See “Underwriting.”

TAXATION

The following summary does not purport to address all tax consequences of this offering, the acquisition, the ownership and sale or other disposition of our common shares (such shares for the purposes of this “Taxation” section, “Shares”) and does not take into account the specific circumstances of any particular investor. This summary is based on the tax laws, regulations and regulatory practices of Switzerland and the U.S. as in effect on the date hereof, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect.

Current and prospective shareholders are advised to consult their own tax advisers in light of their particular circumstances as to the Swiss or U.S. tax laws, regulations and regulatory practices that could be relevant for them in connection with this offering, the acquiring, owning and selling or otherwise disposing of Shares and receiving dividends and similar cash or in-kind distributions on Shares (including dividends on liquidation proceeds and stock dividends) or distributions on Shares based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) or reserves paid out of capital contributions (apports de capital) and the consequences thereof under the tax laws, regulations and regulatory practices of Switzerland or the United States.

Swiss Tax Considerations

Swiss federal, cantonal and communal individual income tax and corporate income tax

Non-Resident Shareholders

Shareholders who are not resident in Switzerland for tax purposes, and who, during the relevant taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes (all such shareholders for purposes of this section, “Non-Resident Shareholders”), will not be subject to any Swiss federal, cantonal and communal income tax on dividends and similar cash or in-kind distributions on Shares (including dividends on liquidation proceeds and stock dividends) (such dividends for the purposes of this, “Dividends”), distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and reserves paid out of capital contributions (apports de capital) on Shares, or capital gains realized on the sale or other disposition of Shares (see, however, “—Swiss Federal Withholding Tax” below for a summary of Swiss federal withholding tax on Dividends, and “—Foreign final withholding tax” below for a summary on final withholding taxes in respect of Shares held in Swiss accounts by Non-Resident Shareholders).

Resident Private Shareholders

Swiss resident individuals who hold their Shares as private assets are required to include Dividends, but not distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and reserves paid out of capital contributions (Apports de capital), in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the Dividends, but not the distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and reserves paid out of capital contributions (apports de capital). Capital gains resulting from the sale or other disposition of Shares are not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible for Resident Private Shareholders (the shareholders referred to in this paragraph for the purposes of this section, “Resident Private Shareholders”). See “—Domestic Commercial Shareholders” below for a summary of the taxation treatment applicable to Swiss resident individuals, who, for income tax purposes, are classified as “professional securities dealers”.

Domestic Commercial Shareholders

Corporate and individual shareholders who are resident in Switzerland for tax purposes, and corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their Shares as part of a trade or business carried on in Switzerland, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize Dividends, distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and reserves paid out of capital contributions (apports de capital) received on Shares and capital gains or losses realized on the sale or other disposition of Shares in their income statement for the relevant taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities (the shareholders referred to in this paragraph for purposes of this section, “Domestic Commercial Shareholders”). Domestic Commercial Shareholders who are corporate taxpayers may be eligible for dividend relief (réduction pour participations) in respect of Dividends and distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and reserves paid out of capital contributions (apports de capital) if the Shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million.

Swiss cantonal and communal private wealth tax and capital tax

Non-Resident Shareholders

Non-Resident Shareholders are not subject to Swiss cantonal and communal private wealth tax or capital tax.

Resident Private Shareholders and Domestic Commercial Shareholders

Resident Private Shareholders and Domestic Commercial Shareholders who are individuals are required to report their Shares as part of private wealth or their Swiss business assets, as the case may be, and will be subject to Swiss cantonal and communal private wealth tax on any net taxable wealth (including Shares), in the case of Domestic Commercial Shareholders to the extent the aggregate taxable wealth is allocable to Switzerland. Domestic Commercial Shareholders who are corporate taxpayers are subject to Swiss cantonal and communal capital tax on taxable capital to the extent the aggregate taxable capital is allocable to Switzerland.

Swiss Federal Withholding Tax

Dividends that the Company pays on the Shares are subject to Swiss Federal withholding tax (impôt anticipé) at a rate of 35% on the gross amount of the Dividend. The Company is required to withhold the Swiss federal withholding tax from the Dividend and remit it to the Swiss Federal Tax Administration. Distributions based upon a capital reduction (remboursements liés à la réduction de la valeur nominale des actions) and reserves paid out of capital contributions (apports de capital) are not subject to Swiss federal withholding tax.

The Swiss federal withholding tax on a Dividend will be refundable in full to a Resident Private Shareholder and to a Domestic Commercial Shareholder, who, in each case, inter alia, as a condition to a refund, duly reports the Dividend in his individual income tax return as income or recognizes the Dividend in his income statement as earnings, as applicable.

A Non-Resident Shareholder may be entitled to a partial refund of the Swiss federal withholding tax on a Dividend if the country of his or her residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) might differ from country to country. For example, a shareholder who is a resident of the U.S. for the purposes of the bilateral tax treaty between the U.S. and Switzerland is eligible for a partial refund of the amount of the withholding tax in excess of the 15% treaty rate, provided such shareholder: (i) qualifies for benefits under this treaty and qualifies as beneficial owner of the Dividends; (ii) holds, directly or indirectly, less than 10% of the voting stock of the Company; (iii) does not qualify as a pension scheme or retirement arrangement for the purpose of the bilateral treaty; and (iv) does not conduct business through a permanent establishment or fixed base in Switzerland to which the Shares are attributable. Such an eligible U.S. shareholder may apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate. The applicable refund request form may be filed with the Swiss Federal Tax Administration following receipt of the Dividend and the relevant deduction certificate, however no later than 31 December of the third year following the calendar year in which the Dividend was payable.

Swiss Federal Stamp Taxes

The Company will be subject to and pay to the Swiss Federal Tax Administration a 1% Swiss federal issuance stamp tax (taxe sur les émissions) on the consideration received by it for the issuance of the Shares less certain costs incurred in connection with the issuance. The issuance of the Shares to the initial shareholders at the offering price is not subject to Swiss federal securities turnover tax (droit de timbre de négociation).

Any subsequent dealings in the Shares, where a bank or another securities dealer in Switzerland, as defined in the Swiss Federal Stamp Tax Act, acts as an intermediary, or is a party, to the transaction, are, subject to certain exemptions provided for in the Swiss Federal Stamp Tax Act, subject to Swiss securities turnover tax at an aggregate tax rate of up to 0.15% of the consideration paid for such Shares.

Foreign Final Withholding Tax

On January 1, 2013, treaties on final withholding taxes of Switzerland with the United Kingdom and Austria entered into force (each, a “Contracting State”). The treaties require a Swiss paying agent, as defined in the treaties, to levy a flat-rate final withholding tax (impôt libératoire) at rates specified in the treaties on certain capital gains and income items (interest, dividends, other income items, all as defined in the treaties), deriving from assets, including the Shares, held in accounts or deposits with a Swiss paying agent by (i) an individual resident in a Contracting State or, (ii) if certain requirements are met, by a domiciliary company (société de domicile), an insurance company in connection with a so-called insurance wrapper (contrat d’assurance vie utilisé comme enveloppe) or other individuals if the beneficial owner is an individual resident in a Contracting State. The flat-rate tax withheld substitutes the ordinary income tax on the respective capital gains and income items in the Contracting State where the individual is tax resident. In order to avoid the withholding of the flat-rate tax by the Swiss paying agent, such individuals may opt for a disclosure of the respective capital gains and income items to the tax authorities of the Contracting State where they are tax residents. If Swiss federal withholding tax of 35% has been withheld on dividends, the Swiss paying agent will—to the extent provided in the applicable bilateral treaty for the avoidance of double taxation between Switzerland and the Contracting State—in its own name and on behalf of the relevant shareholder file with the Swiss tax authorities a request for the partial refund of the Swiss federal withholding tax. The Swiss federal withholding tax, which is not refundable according to the bilateral tax treaty (residual tax), is credited against the flat-rate final withholding tax. Switzerland may conclude similar treaties with other European countries.

Material U.S. Federal Income Tax Considerations for U.S. Holders

In the opinion of Davis Polk & Wardwell LLP, the following is a description of the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing our common shares. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire common shares.

This discussion applies only to a U.S. Holder that holds common shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the common shares;

•	U.S. Holder whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of our voting shares; or

•	persons holding common shares in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the common shares.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between Switzerland and the United States (the “Treaty”) all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares, who is eligible for the benefits of the Treaty and who is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common shares in their particular circumstances.

Taxation of Distributions

As discussed above under “Dividend Policy,” we do not currently expect to make distributions on our common shares. In the event that we do make distributions of cash or other property, subject to the passive foreign investment company rules described below, distributions paid on common shares, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. For so long as our common shares are listed on NASDAQ or we are eligible for benefits under the Treaty, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder.

U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of a dividend will include any amounts withheld by us in respect of Swiss income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in euros will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Swiss income taxes withheld from dividends on common shares at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Swiss income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of Common Shares

Subject to the passive foreign investment company rules described below, gain or loss realized on the sale or other disposition of common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Based on our business plan and certain estimates and projections, including as to the relative values of our assets, we do not believe that we were a PFIC for our 2014 taxable year and do not expect to be a PFIC in the immediately foreseeable future. However, there can be no assurance that the IRS will agree with our conclusion. In addition, whether we will be a PFIC in 2015 or any future years is uncertain because, among other things, (i) we currently own, and will own after the completion of this offering, a substantial amount of passive assets, including cash, and (ii) the valuation of our assets that generate non-passive income for PFIC purposes, including our intangible assets, is uncertain and may vary substantially over time. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year during which a U.S. Holder held common shares (assuming such U.S. Holder has not made a timely mark-to-market election, as described below), gain recognized by a U.S.

Holder on a sale or other disposition (including certain pledges) of the common shares would be allocated ratably over the U.S. Holder’s holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” Common shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

In addition, in order to avoid the application of the foregoing rules, a United States person that owns stock in a PFIC for U.S. federal income tax purposes may make a “qualified electing fund” election (a “QEF Election”) with respect to such PFIC if the PFIC provides the information necessary for such election to be made. If a United States person makes a QEF Election with respect to a PFIC, the United States person will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC and will not be required to include such amounts in income when actually distributed by the PFIC. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections.

In addition, if we were a PFIC or, with respect to particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns common shares during any year in which we are a PFIC, the holder generally must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with the holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of the common shares.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of pricing of this offering, we have agreed to sell to the underwriters named below the following number of common shares:

Underwriters	Number of Shares
Credit Suisse Securities (USA) LLC
Jefferies LLC
Leerink Partners LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the common shares in this offering if any are purchased, other than those shares covered by the over-allotment option described below.

We have granted to the underwriters a 30-day over-allotment option to purchase up to              additional common shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common shares.

The underwriters proposed to offer the common shares initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession not in excess of $         per share. The underwriters and selling group members may allow a discount of $         per share on sales to other broker/dealers. After the initial public offering the underwriters may change the initial public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Initial public offering price	$	$	$	$
Underwriting discounts and commissions payable by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate the expenses paid or payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        .

The underwriters have informed us that they do not expect sales to accounts over which they have discretionary authority to exceed 5% of the common shares being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, the Securities Act, relating to, any common shares or securities convertible into or exchangeable or exercisable for any common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan and in certain other limited circumstances.

Our officers and directors and all of our shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any common shares or securities convertible into or exchangeable or exercisable for any common shares, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such aforementioned transaction is to be settled by delivery of the common shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC. In addition, each such person has agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC, it will not, during the 180-day lock-up period, make any demand for or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for the common shares. Any common shares received upon exercise of options granted to each such person will also be subject to the lock-up agreement.

However, notwithstanding the immediately preceding paragraph, the restrictions described in the lock-up agreement will not apply to:

•	transactions relating to common shares or other securities acquired by such person in this offering or in open market transactions;

•	(i) the exercise of stock options or other similar awards granted pursuant to our equity incentive plans or the vesting or settlement of awards granted pursuant to our equity incentive plans (including the delivery and receipt of common shares, other awards or any securities convertible into or exercisable or exchangeable for common shares in connection with such vesting or settlement); provided that, in the case of this clause (i), the foregoing restrictions shall apply to any of such person’s common shares issued upon such exercise, vesting or settlement; or (ii) the transfer of common shares or any securities convertible into or exercisable or exchangeable for common shares from such person to us (or the purchase and cancellation of same by us) upon a vesting event of our securities or upon the exercise of options to purchase common shares by such person, in each case on a “cashless” or “net exercise” basis, or to cover income or withholding and other tax obligations of such person in connection with such vesting or exercise in 2015 and 2016 of options for our common shares, whether by means of a “net settlement” or otherwise;

•	transfers of common shares or any security convertible into or exercisable or exchangeable for common shares:

•	as a bona fide gift or gifts, including as a result of the operation of law or estate or intestate succession, or pursuant to a will or other testamentary document;

•	if such is a natural person, to a member of the immediate family of such person (for purposes of the lock-up agreement, “immediate family” shall mean any relationship by blood, marriage, domestic partnership or adoption no more remote than first cousin, and shall include any former spouse);

•	if such person is a natural person, to any trust or other like entity for the direct or indirect benefit of such person or the immediate family of such person;

•	if such person is a natural person, by operation of law or by order of a court of competent jurisdiction pursuant to a qualified domestic order or in connection with a divorce settlement;

•	if such person is a natural person, to a corporation, partnership, limited liability company or other entity of which such person and the immediate family of such person are the direct or indirect legal and beneficial owners of all the outstanding equity securities or similar interests of such corporation, partnership, limited liability company or other entity;

•	if such person is a corporation, partnership, limited liability company or other entity, to any trust or other like entity for the direct or indirect benefit of such person or any affiliate, wholly-owned subsidiary, limited partner, member or stockholder of such person;

•	if such person is a corporation, partnership, limited liability company or other entity, to any affiliate thereof;

•	if such person is a corporation, partnership, limited liability company or other entity, to any investment fund or other entity controlled or managed by such person; or

•	as a distribution to any affiliate, wholly-owned subsidiary, limited partner, member or stockholder of such person;

provided that in the case of any transfer or distribution pursuant to the sub-bullets above of this third bullet, each donee, distributee or transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer, such transfer shall not involve a disposition for value and no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer;

•	the establishment or modification of any contract, instruction or trading plan intended to comply with Rule 10b5-1 under the Exchange Act for the transfer of common shares; provided that (i) such plan does not provide for the transfer of Securities during the 180-day lock-up period, (ii) the establishment of such plan shall not be voluntarily publicly announced or filed under the Exchange Act and (iii) to the extent a public announcement or filing under the Exchange Act, if any, is required by or on behalf of the undersigned or us regarding the establishment or modification of such plan, such announcement or filing shall include a statement to the effect that no transfer of common shares may be made under such plan during the 180-day lock-up period;

•	the transfer of common shares or any security convertible into or exercisable or exchangeable for common shares to us, pursuant to agreements or rights in existence on the date of this prospectus under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares or in connection with the termination of such person’s employment with us;

•	the transfer of common shares or any security convertible into or exercisable or exchangeable for common shares that occurs by any order or settlement resulting from any legal proceeding;

•	the transfer of common shares or any security convertible into or exercisable or exchangeable for common shares pursuant to a bona fide third-party tender offer, merger, amalgamation, consolidation or other similar transaction made to all holders of the common shares involving a change of control of us; provided that in the event that the tender offer, merger, amalgamation, consolidation or other such transaction is not completed, the common shares owned by such person shall remain subject to the restrictions contained in the lock-up agreement; or

•	the exercise of any right with respect to, or the taking of any other action in preparation for, a registration by us of common shares or any securities convertible into or exercisable or exchangeable for common shares; provided that no transfer of such person’s common shares proposed to be registered pursuant to the exercise of such rights under this bullet shall occur, and no registration statement shall be filed, during the 180-day lock-up period.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

NASDAQ

We intend to apply to list our common shares on the NASDAQ under the symbol “ACIU.”

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, a market maker in the common shares who is an underwriter or prospective underwriter may, subject to limitations, make bids for or purchases of our common shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of the common shares. As a result the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ and, if commenced, may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format will be made available on the web sites maintained by the underwriters, or selling group members, if any, participating in this offering. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Notice to Investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each a Relevant Member State, the underwriters represent and agree that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, they have not made and will not make an offer of our common shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that they may, with effect from and including the Relevant Implementation Date, make an offer of our common shares to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our common shares shall require the publication by the issuer or the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase or subscribe our common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each Relevant Member State) includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

The underwriters:

•	have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA, in connection with the sale or issue of the common shares in circumstances in which section 21 of FSMA does not apply to the underwriters; and

•	have complied with, and will comply with all applicable provisions of FSMA with respect to anything done by them in relation to the common shares in, from or otherwise involving the United Kingdom.

This prospectus is directed solely at persons who (i) are outside the United Kingdom, (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) of The Financial Services and Markets Act (Financial Promotion) Order 2005 (all such persons together being referred to as Relevant Persons). This prospectus must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in with Relevant Persons only.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to this offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The common shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong).

Notice to Prospective Investors in Japan

The common shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Other Relationships

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, the underwriters or its affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the common shares offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$	*
NASDAQ listing fee		*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*

Total	$	*

*	To be provided by amendment.

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the NASDAQ listing fee and the FINRA filing fee. The Company will pay all of the expenses of this offering.

LEGAL MATTERS

The validity of the common shares and certain other matters of Swiss law will be passed upon for us by Vischer AG. Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York, and for the underwriters by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

The financial statements of AC Immune SA for the years ended December 31, 2014 and 2013 and for each of the years in the two-year period ended December 31, 2014, have been included herein in reliance upon the report of Ernst & Young AG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

ENFORCEMENT OF JUDGMENTS

We are organized under the laws of Switzerland and our registered office and domicile is located in Ecublens, Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Swiss counsel that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on International Private Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result would be incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

•	the non-Swiss court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;

•	the judgment of such non-Swiss court has become final and non-appealable;

•	the judgment does not contravene Swiss public policy;

•	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and

•	no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission, the SEC, a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, although we intend to report our results of operations voluntarily on a quarterly basis.

Unaudited interim condensed financial statements

Balance Sheets

in CHF thousands	Notes	As at September 30, 2015	As at December 31, 2014
ASSETS
Non-current assets
Property, plant and equipment & Intangible assets		568	544
Financial assets		85	85

Total non-current assets		653	629

Current assets
Prepaid expenses		571	373
Accrued income		54	53
Other current receivables	8	176	25,935
Cash and cash equivalents	8	53,685	3,306

Total current assets		54,486	29,667

Total assets		55,139	30,296

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital		856	854
Share premium		83,112	83,068
Accumulated losses		(35,816)	(60,455)

Total shareholders’ equity		48,152	23,467

Non-current liabilities
Net employee defined benefit liabilities		3,302	2,410

Total non-current liabilities		3,302	2,410

Current liabilities
Trade payables & other payables	8	861	1,584
Accrued expenses	8	2,824	2,630
Deferred income		—	205

Total current liabilities		3,685	4,419

Total liabilities		6,987	6,829

Total shareholders’ equity and liabilities		55,139	30,296

The accompanying notes form an integral part of these financial statements.

Unaudited interim condensed financial statements

Income Statements

		For the Nine Months Ended September 30,
in CHF thousands except for share and per share data	Notes	2015	2014
Revenue
Contract revenue	3	38,775	4,248

Total revenue		38,775	4,248

Operating expenses
Research & development expenses		(11,346)	(11,021)
General & administrative expenses		(3,489)	(2,317)

Total operating expenses		(14,835)	(13,338)

Operating income / (loss)		23,940	(9,090)

Finance income		891	8
Interest income		38	17
Finance costs		(5)	(3)

Finance result, net		924	22

Income / (loss) before tax		24,864	(9,068)
Income tax expense	5	–	–

Income / (loss) for the period		24,864	(9,068)

Earnings per share (EPS):
Basic, income/(loss) for the period attributable to equity holders		145.44	(53.11)
Diluted, income/(loss) for the period attributable to equity holders		134.12	(50.30)
Weighted-average number of shares used to compute EPS basic		170,962	170,725
Weighted-average number of shares used to compute EPS fully diluted		185,390	180,294

Statements of Other Comprehensive Income

	For the Nine Months Ended September 30,
in CHF thousands	2015	2014
Income / (loss) for the period	24,864	(9,068)
Other comprehensive income not to be reclassified to income or loss in subsequent periods (net of tax)
- Re-measurement gains / (losses) on defined benefit plans	(708)	(1,067)

Total comprehensive income / (loss), net of tax	24,156	10,135

The accompanying notes form an integral part of these financial statements.

Unaudited interim condensed financial statements

Statements of Changes in Equity

in CHF thousands	Share capital	Share premium	Accumulated losses	Total
Balance at January 1, 2014	812	73,211	(70,092)	3,931

Income / (loss) for the period	–	–	(9,068)	(9,068)
Other comprehensive income / (loss)	–	–	(1,067)	(1,067)

Total Comprehensive income / (loss)	–	–	(10,135)	(10,135)

Share-based payments	–	–	155	155
Issue of capital, net of transaction costs	42	9,857	–	9,899
- preferred Series D shares	42	9,855	–	9,897
- exercise of options		2	–	2

Balance at September 30, 2014	854	83,068	(80,072)	3,850

in CHF thousands	Share capital	Share premium	Accumulated losses	Total
Balance at January 1, 2015	854	83,068	(60,455)	23,467

Income / (loss) for the period	–	–	24,864	24,864
Other comprehensive income / (loss)	–	–	(708)	(708)

Total Comprehensive income / (loss)	–	–	24,156	24,156

Share-based payments	–	–	483	483
Issue of capital, net of transaction costs	2	44	–	46
- exercise of options	2	44	–	46

Balance at September 30, 2015	856	83,112	(35,816)	45,152

The accompanying notes form an integral part of these financial statements.

Unaudited interim condensed financial statements

Statements of Cash Flows

	For the Nine Months Ended September 30,
in CHF thousands	2015	2014
Operating activities
Income / (loss) for the period	24,864	(9,068)
Adjustments to reconcile income/(loss) for the period to net cash flows:
Depreciation of property, plant & equipment	215	223
Finance result, net	(924)	(22)
Share-based compensation expense	483	155
Changes in pensions	184	122
Changes in working capital:
Prepaid expenses	(198)	(133)
Accrued income	(1)	(53)
Other current receivables	25,759	67
Other current liabilities	198	(787)
Deferral of unearned revenue (current)	(205)	(3,563)
Accounts payable	(723)	(378)

Cash used in operating activities	49,652	(13,347)
Interest income	38	17
Financial costs	(5)	(3)
Exchange differences-gain, on payables / receivables	(26)	(31)

Net cash flows from / (used in) operating activities	49,659	(13,454)

Investing activities
Purchases of property, plant and equipment	(239)	(83)
Other non-current assets	–	(2)

Net cash flows used in investing activities	(239)	(85)

Financing activities
Proceeds from issuance of preferred Series D shares	–	10,000
Transaction costs of issue of shares	–	(219)
Proceeds from issuance of shares-option plan	13	3
Cost on issue of shares-option plan	–	(2)
Proceeds from employee loan repayments	29	2

Net cash flows from financing activities	42	9,784

Net increase in cash and cash equivalents	49,462	(3,755)

Cash and cash equivalents at January 1	3,306	11,251
Exchange gains on cash and cash equivalents	917	39
Cash and cash equivalents at September 30	53,685	7,535

Net increase in cash and cash equivalents	49,462	(3,755)

The accompanying notes form an integral part of these financial statements.

Condensed Notes

Notes to the interim condensed financial statements

(CHF thousands, except share and per share amounts)

1.	Corporate information

AC Immune SA (the “Company”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines for prevention, diagnosis and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, tau and alpha-synuclein. We believe that our large and diverse pipeline of seven therapeutic candidates, including three clinical-stage candidates, and three diagnostic candidates has the potential to drive a paradigm shift in the treatment of a broad spectrum of neurodegenerative and other diseases related to protein misfolding. Our lead product candidate is crenezumab, a humanized, monoclonal, conformation-specific anti-Abeta antibody that we developed using our proprietary SupraAntigen platform. Crenezumab is expected to enter Phase 3 clinical studies in early 2016 and we believe it has the potential to become a best-in-class disease-modifying treatment for AD. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules) to discover, design and develop medicines and diagnostics to target misfolded proteins.

The interim condensed financial statements of AC Immune SA for the nine months period ended September 30, 2015 were authorized for issue in accordance with a resolution of the Board of Directors on October 20, 2015.

2.	Basis of preparation and changes to the Company’s accounting policies

Going concern

The financial statements have been prepared on the basis that the Company will continue as a going concern after considering the two milestone payments received in 2015 pursuant to its collaboration agreements with Genentech. Specifically, in July the Company received a CHF 14 million milestone payment for reaching the ED-GO decision for its anti-tau antibody program and in August the Company received a $25 million (CHF 24.3 million) milestone payment associated with the decision by Roche/Genentech to move crenezumab into Phase 3 studies. These two milestones have increased the Company’s cash position to CHF 53.7 million as at September 30, 2015. Furthermore, in October 2015, the Company completed an approximately $30.0 million Private Placement of preferred shares Series E which have resulted in a pro forma cash balance as of September 30, 2015 of CHF 80.8 million.

To date, the Company has financed its cash requirements primarily from share issuances and the revenues from collaboration agreements. The Company is a development-stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel, and (v) acquire capital to support its operations.

Statement of compliance

The interim condensed financial statements for the nine months ended September 30, 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2014.

Unaudited interim condensed financial statements

Basis of measurement

The financial statements have been prepared under the historical cost convention.

Critical judgments and accounting estimates

The preparation of the Company’s interim condensed financial statements in conformity with IAS 34 requires management to make judgments, assumptions and estimates that affect the amounts reported in the condensed interim financial statements and accompanying notes and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on collaboration and licensing agreements, (ii) clinical development accruals, (iii) pensions, (iv) income taxes and (v) share-based compensation. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Income taxes

The Company has tax losses which will expire after the tax holiday period. These tax losses represent potential value to the Company to the extent that the Company is able to create taxable profits before the expiry period of these tax losses. The Company has not recorded any deferred tax assets in relation to these tax losses.

Preferred shares

Significant judgment is required in determining the classification of the Preferred Shares issued by the Company as either equity or liabilities. The Preferred shareholders receive certain preference rights that represent a significant proportion of the net assets of the Company in the case of liquidation or certain exit events, the occurrence of which are outside the control of the Company.

Accounting policies, new Standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the interim condensed financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2014, except for the adoption of new standards and interpretations effective as of January 1, 2015. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are immaterial to the Company’s interim condensed financial statements.

3.	Revenues

	For the Nine Months Ended September 30,
in CHF thousands	2015	2014
Research collaborations and license revenue	269	4,168
Milestones	38,306	0
Grant revenue	176	75
Other	24	5

Total revenues	38,775	4,248

Unaudited interim condensed financial statements

4.	Licensing and collaboration agreements

4.1	Research Collaboration and License Revenue

Tau-PET imaging agent in AD—Collaboration agreement of 2014 with Piramal Imaging

In May 2014, AC Immune SA and Piramal Imaging, a division of Piramal Enterprises Ltd. entered into an exclusive worldwide license agreement for the research, development and commercialization of AC Immune’s tau protein positron emission tomography (PET) tracers supporting the diagnosis and clinical management of AD and potential tau-related disorders.

The upfront payment of EUR 500 thousand received from this collaboration is deferred over a period of 12 months which is the Joint Research Collaboration period. As such, the remaining CHF 205 thousand in deferred revenue at December 31, 2014, was recognized until May 2015.

4.2	Milestones

Anti-tau antibody in AD—Collaboration agreement of 2012 with Genentech

In June 2012, the Company has entered into an exclusive global license agreement and research collaboration with Genentech, Inc. for the development of anti-tau antibodies for the potential treatment and diagnosis of AD and other human diseases.

Under the terms of this agreement, Genentech has made an upfront payment to AC Immune, with the potential of over CHF 400 million in payments upon successful completion of non-clinical, clinical and regulatory milestones for Alzheimer’s and additional applications. Upon commercialization of a product, Genentech will pay AC Immune royalties on net sales of AC Immune’s antibodies in the field of Alzheimer’s or other human applications.

The upfront payment received from the collaboration with Genentech is deferred over a period of two years, ending June 2014.

In June 2015, the Company recognized as revenue a milestone payment of CHF 14 million as there is no further performance obligation. This milestone was due upon the ED-GO decision by Genentech on the anti-tau Antibody’s Product in AD. At the same time, Genentech announced that it intends to move the anti-tau Antibody program into phase 1 clinical studies in late 2016. On July 3, 2015, the Company received the proceeds related to this milestone payment of CHF 14 million.

Anti-Abeta antibody in AD — Collaboration agreement of 2006 with Genentech

In November 2006, AC Immune signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal antibody targeting misfolded Abeta. Genentech recently announced it intends to commence Phase 3 clinical studies for crenezumab in 2016. If crenezumab receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes with different royalty rates applicable in the U.S. and Europe. These percentage rates range from the low double digits to the mid-teens.

Under the agreement with Genentech, we may become eligible to receive payments totaling in excess of $340 million, excluding royalties. On July 29, 2015 we received the proceeds from milestone payment of $25 million (CHF 24.3 million).

In light of our accounting policies and the fact that there are no further performance requirements from AC Immune, we have recognized the Phase 3 payment as revenue in our Q3 2015 financials.

Unaudited interim condensed financial statements

5.	Income tax

The Company was granted by the Canton de Vaud, Switzerland, a 10-year tax holiday for all income and capital taxes on a communal and cantonal level, commencing in the fiscal year 2005 and valid through to December 31, 2014. It has also been granted a 9-year tax holiday for direct Swiss Federal tax commencing in the fiscal year 2006 through to December 31, 2014. Therefore, the Company has not recognized any deferred tax asset relating to tax loss carry-forward expiring by the end of 2014 since they will expire within the tax holiday period and also because of a forecasted effective tax rate of nil. The Company has also not recognized any deferred tax asset relating to tax loss carry-forward expiring after the tax holiday since the criteria for recognition are not met.

The income tax expense recognized for the nine month period to September 30, 2015, is based on the best estimate of the weighted average annual income tax rate expected for the full financial year to December 31, 2015. The estimate of the weighted average annual income tax rate 2015 takes into consideration the utilization of previously unrecognized tax losses, as the Company has made taxable profits for the nine month period to September 30, 2015 and expects also to make taxable profits for the full financial year to December 31, 2015, due to contract revenue earned in 2015. In accordance with IAS 34, no deferred tax assets have been recognised at the date of the interim balance sheet.

The major components of income tax expense in the interim condensed statement of income or loss are:

	For the Nine Months Ended September 30,
in CHF thousands	2015	2014
Accounting income / (loss) before income tax	24,864	(9,068)
Tax expense calculated at the statutory rate of 22.5% (2014: 0%)	(5,599)	–
Effect of Swiss tax holiday	5,599	–

Effective income tax rate benefit / (expense)	–	–

6.	Related-party transactions

Key management including the Board of Directors (five persons) and the Executive Officers (four persons) compensation is:

	For the Nine Months Ended September 30,
in CHF thousands	2015	2014
Short-term employee benefits	1,119	1,226
Post-employment benefits	81	73
Share-based compensation	85	87

Total	1,285	1,386

In August 2015, one of the Board members resigned reducing the number of Board members to four as at September 30, 2015.

In July 2015, we expanded our Executive Team by one person.

Short-term employee benefits comprise salaries, bonus payments, social security and expenses allowances.

180 options were granted to Executive Officers of the Company for the nine months ended September 30, 2015 compared to 250 options for the nine months ended September 2014.

No options were granted to Directors of the Company for the nine months ended September 2015 compared to 205 options that were granted for the nine months ended September 30, 2014.

Unaudited interim condensed financial statements

7.	Share-based compensation

The Company has created conditional share capital for the potential issuance of common shares under the stock option plan for employees, board members and persons in comparable positions.

The Board of Directors administers the stock option plans. The granting to employees, Executive Officers and members of the Board of Directors is, according to the stock option plan regulations, under the discretion of the Plan Administrator, who is elected by the Board of Directors. All plans are equity-settled plans.

Update on Plan A: SOP 2003/2004

Under this plan a total of 1,451 options on common shares were granted and vested in 2004. The exercise price was set at CHF 232.97, the lock-up period was four years and the duration is 10.5 years from the date of grant, which was December 31, 2004.

On June 5, 2015 the Board of Directors has decided to modify the conditions of exercise of these options and amend the above mentioned Notice as follows:

Reduction of the Exercise Price (Strike Price):

-Exercise Price (Strike Price):     CHF 36.37 (instead of CHF 232.97)

Extension of the Expiration Date:

-Expiration Date:                         June 30, 2017 (instead of June 30, 2015)

The net impact of the change in the Plan A options was an increase in share-based compensation costs for the nine month period ended September 30, 2015 of CHF 336 thousand.

Movements in the number of options outstanding are as follows:

Plan A

	2015	Strike price in CHF	2014	Strike price in CHF
Outstanding as at January 1	1,451	36.37	1,451	232.97
- of which exercisable	1,451		1,451

Outstanding as at September 30	1,451	36.37	1,451	232.97
- of which exercisable	1,451		1,451

Weighted average remaining life of options in circulation	1.8 years		0.8 year

Unaudited interim condensed financial statements

8.	Financial instruments

The following table shows the carrying amounts of financial assets and financial liabilities:

	For the Nine Months Ended September 30,
in CHF thousands	2015	2014
Financial assets
Receivables
Cash and cash equivalents	53,685	3,306
Other receivables	176	25,935

Total financial assets	53,861	29,241

Financial liabilities
Trade and other accounts payable	861	1,584
Accrued expenses	2,824	2,630

Total financial liabilities	3,685	4,214

The table above contains assets and liabilities held at amortization cost.

9.	Post balance sheet events

On October 23, 2015, AC Immune completed a private placement of Series E preferred shares, each with a nominal value of CHF 5.00 per share (the “Series E Private Placement”). An aggregate of 12,453 Series E preferred shares were issued at a price of $2,409.06 per preferred share to certain institutions and existing shareholders in the Series E Private Placement for an aggregate subscription amount of approximately $30.0 million. The Series E preferred shares have substantially the same terms as the Series A, B, C and D preferred shares and will be as accounted for as equity on AC Immune’s balance sheet.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of AC Immune SA

We have audited the accompanying balance sheets of AC Immune SA at December 31, 2014 and 2013, and the related income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AC Immune SA at December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young AG

Ernst & Young AG

Geneva, Switzerland

August 25, 2015

Financial Statements (IFRS)

Balance Sheets

in CHF thousands	Notes	As at December 31, 2014	As at December 31, 2013
ASSETS
Non-current assets
Property, plant and equipment & Intangible assets	4	544	713
Financial assets	5	85	82

Total non-current assets		629	795

Current assets
Prepaid expenses	6	373	514
Accrued income	6	53	—
Other current receivables	7	25,935	191
Cash and cash equivalents	8	3,306	11,251

Total current assets		29,667	11,956

Total assets		30,296	12,751

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	9	854	812
Share premium		83,068	73,211
Accumulated losses		(60,455)	(70,092)

Total shareholders’ equity		23,467	3,931

Non-current liabilities
Net employee defined benefit liabilities	15	2,410	929

Total non-current liabilities		2,410	929

Current liabilities
Trade payables & other payables	10	1,584	1,243
Accrued expenses	10	2,630	2,726
Deferred income	10	205	3,922

Total current liabilities		4,419	7,891

Total liabilities		6,829	8,820

Total shareholders’ equity and liabilities		30,296	12,751

The accompanying notes are an integral part of these financial statements.

Financial Statements (IFRS)

Income Statements

		For the Years Ended December 31,
in CHF thousands except for share and per share data	Notes	2014	2013
Revenue
Contract revenue	11	30,269	8,637

Total revenue		30,269	8,637

Operating expenses
Research & development expenses	12	(16,116)	(17,180)
General & administrative expenses	12	(3,436)	(2,955)

Total operating expenses		(19,552)	(20,135)

Operating income / (loss)		10,717	(11,498)

Finance income		9	197
Interest income		22	62
Finance costs		(4)	(4)

Finance result, net		27	255

Income / (loss) before tax		10,744	(11,243)
Income tax expense	14	—	—

Income / (loss) for the period		10,744	(11,243)

Earnings per share (EPS):
Basic, income/(loss) for the period attributable to equity holders		62.93	(69.25)
Diluted, income/(loss) for the period attributable to equity holders		58.96	(65.84)
Weighted-average number of shares used to compute earnings/(loss) per share basic		170,739	162,356
Weighted-average number of shares used to compute earnings/(loss) per share fully diluted		182,210	170,758

Statements of Comprehensive Income

	For the Years Ended December 31,
in CHF thousands	2014	2013
Income / (loss) for the period	10,744	(11,243)
Other comprehensive income not to be reclassified to income or loss in subsequent periods (net of tax)
- Re-measurement gains/(losses) on defined benefit plans	(1,318)	504

Total comprehensive income / (loss), net of tax	9,426	(10,739)

The accompanying notes are an integral part of these financial statements.

Financial Statements (IFRS)

Statements of Changes in Equity

		Share	Accumulated
in CHF thousands	Share capital	premium	losses	Total
Balance at January 1, 2013	770	63,370	(59,608)	4,532

Net loss for the period in 2013	—	—	(11,243)	(11,243)
Other comprehensive income / (loss)	—	—	504	504
Total comprehensive income / (loss)	—	—	(10,739)	(10,739)

Share-based payments	—	—	256	256
Issue of capital, net of transaction costs	42	9,841	(1)	9,882
- preferred Series D shares	41	9,836	(1)	9,876
- exercise of options	1	5	—	6

Balance at December 31, 2013	812	73,211	(70,092)	3,931

		Share	Accumulated
in CHF thousands	Share capital	premium	losses	Total
Balance at January 1, 2014	812	73,211	(70,092)	3,931

Net Profit for the period in 2014	—	—	10,744	10,744
Other comprehensive income / (loss)	—	—	(1,318)	(1,318)
Total comprehensive income / (loss)	—	—	9,426	9,426

Share-based payments	—	—	211	211
Issue of capital, net of transaction costs	42	9,857	—	9,899
- preferred Series D shares	42	9,854	—	9,896
- exercise of options	—	3	—	3

Balance at December 31, 2014	854	83,068	(60,455)	23,467

The accompanying notes are an integral part of these financial statements.

Financial Statements (IFRS)

Statements of Cash Flows

	For the Years Ended December 31,
in CHF thousands	2014	2013
Operating activities
Net income / (loss) for the period	10,744	(11,243)
Adjustments to reconcile net income / (loss) for the period to net cash flows:
Depreciation of property, plant & equipment	298	293
Finance result, net	(27)	(257)
Share-based compensation expense	210	256
Changes in pensions	164	129
Changes in working capital:
Prepaid expenses	141	(153)
Accrued income	(53)	—
Other current receivables	(25,744)	55
Other current liabilities	2	(11)
Deferral of unearned revenue (current)	(3,717)	(8,534)
Accounts payable	341	(400)

Cash used in operating activities	(17,641)	(19,865)
Interest income	22	64
Finance costs	(5)	(3)

Net cash flows used in operating activities	(17,624)	(19,804)

Investing activities
Purchases of property, plant and equipment	(128)	(249)
Other non-current assets	(3)	—

Net cash flows used in investing activities	(131)	(249)

Financing activities
Proceeds from issuance of preferred Series D shares	10,000	10,000
Transaction costs of issue of shares	(200)	(23)
Proceeds from issuance of shares-option plan	4	6
Cost on issue of shares-option plan	(3)	—
Proceeds from employee loan repayments	—	25

Net cash flows from financing activities	9,801	10,008

Net decrease in cash and cash equivalents	(7,954)	(10,045)

Cash and cash equivalents at January 1	11,251	21,099
Exchange gains on cash and cash equivalents	9	197
Cash and cash equivalents at December 31	3,306	11,251

Net decrease in cash and cash equivalents	(7,954)	(10,045)

Supplemental disclosures of cash flow information

Transaction cost due on closure of Series D round financing	—	(99)

The accompanying notes are an integral part of these financial statements.

Financial Statements (IFRS)

Notes to the Financial Statements

1.	General information

AC Immune SA (the “Company”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines for prevention, diagnosis and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of neurodegenerative diseases, such as Alzheimer’s disease, or AD, and Parkinson’s disease, or PD, with common mechanisms and drug targets, such as Abeta, tau and alpha-synuclein. We believe that our large and diverse pipeline of seven therapeutic candidates, including three clinical-stage candidates, and three diagnostic candidates has the potential to drive a paradigm shift in the treatment of a broad spectrum of neurodegenerative and other diseases related to protein misfolding. Our lead product candidate is crenezumab, a humanized, monoclonal, conformation-specific anti-Abeta antibody that we developed using our proprietary SupraAntigen platform. Crenezumab is expected to enter Phase 3 clinical studies in early 2016 and we believe it has the potential to become a best-in-class disease-modifying treatment for AD. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop medicines and diagnostics to target misfolded proteins.

The Company was initially incorporated as a limited liability company on February 13, 2003 in Basel and effective August 25, 2003 was transitioned into a stock company. The Company’s corporate headquarters are located at EPFL Innovation Park Building B, Ecublens/Lausanne, Vaud, Switzerland.

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.	Basis of preparation

Going concern

The financial statements have been prepared on the basis that the Company will continue as a going concern after considering the Company’s cash position of CHF 3.3 million as at December 31, 2014, the non-refundable upfront fee payment of CHF 25.9 million associated with the licensing agreement the Company entered into with Janssen Pharmaceuticals on December 24, 2014 (funds received on February 6, 2015) and also in the light of current financial plans and financial commitments.

In addition, we have considered the two milestone payments we received in 2015 pursuant to our collaboration agreements with Genentech including a CHF 14 million milestone payment for reaching the ED-GO decision for our anti-tau antibody program and a $25 million (CHF 24.3 million) milestone payment associated with the decision by Roche/Genentech to move crenezumab into Phase 3 studies. These two milestones have increased our cash balance as at mid-August 2015 to over CHF 57.6 million.

To date, the Company has financed its cash requirements primarily from share issuances and revenues from collaboration agreements. The Company is a development-stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, (iv) attract and retain key personnel, and (v) acquire capital to support its operations.

Notes to the Financial Statements (IFRS)

(in CHF thousands)

Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These financial statements have been approved for issue by the Board of Directors on August 25, 2015.

Basis of measurement

The financial statements have been prepared under the historical cost convention.

Functional currency

The financial statements of the Company are presented in Swiss Francs (CHF), which is also the functional currency of the Company. All financial information presented in Swiss francs (except for share capital and earnings per share data) has been rounded to the nearest thousand CHF (CHF thousands), unless otherwise indicated. The Company also has transactions denominated in U.S. Dollars ($) and Euros (EUR) that are translated to CHF at the date of transaction or as of the balance sheet date.

3.	Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Current vs. non-current classification

The Company presents assets and liabilities in the balance sheet based on current/non-current classification. The Company classifies all amounts to be realized or settled within twelve months after the reporting period to be current and all other amounts to be non-current.

Foreign currency transactions

Foreign currency transactions are translated into the functional currency Swiss Francs (CHF) using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at reporting date. Any gains or losses from these translations are included in the income statement in the period in which they arise.

Revenue recognition

Revenue includes license fees, milestone payments as well as revenue from research agreements associated with collaborations with third parties and grants from public institutions and foundations.

Upfront fees

Revenue from non-refundable, upfront license fees and performance milestones where the Company has continuing involvement is recognized over the estimated performance or agreement period, depending on the terms of the agreement. The recognition of revenue is prospectively changed for subsequent changes in the development or agreement period.

For collaboration agreements on product candidates that are (i) in clinical development, (ii) where the upfront payment reflects a payment for past investments the Company has made in the development of the product

Notes to the Financial Statements (IFRS)

(in CHF thousands)

candidate, access to the product candidate, the associated intellectual property and our knowledge, and, (iii) where there is no further performance commitment, pursuant to guidelines on revenue recognition as contained in IAS 18, the Company recognizes the fair value of the upfront payment at the time of entering into the collaboration agreement. For collaboration agreements (i) in clinical development but where conditions (ii) and (iii) are not met, the Company recognizes revenue from upfront payments under our collaboration agreements pro-rata over the term of the estimated period of performance under each agreement.

For collaboration agreements, in addition to receiving upfront payments, the Company is also entitled to milestone and other contingent payments upon achieving pre-defined objectives.

Milestone payments

Revenue from milestones, if they are non-refundable and deemed substantive, are recognized upon successful accomplishment of the milestones. To the extent that non-substantive milestones are achieved and the Company has remaining performance obligations, milestones are deferred and recognized as revenue over the estimated remaining period of performance.

Grant revenue

Grants provide funding for certain types of expenditures in connection with research and development activities over a contractually-defined period. Revenue related to grants is recognized in the period during which the related costs are incurred and the related services are rendered, provided that the applicable performance obligations under the grants have been met.

Research and development expenditure

Given the stage of development of the Company’s products, all research expenditure is recognized as expense when incurred.

For external research contracts the “stage of completion” method is used to estimate the amount of accrued expense related to the research projects for its clinical studies. The Company estimates its accrued expenses as of the balance sheet date in the financial statement based on facts and circumstances known at the time.

Registration costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Upfront payments relating to in-licensing agreements are recognized over an appropriate, project-specific duration.

Notes to the Financial Statements (IFRS)

(in CHF thousands)

Property, plant and equipment

Equipment is shown at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the items. Depreciation is calculated using a straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

IT equipment	3 years
Laboratory equipment	5 years
Leaseholds improvements	5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Where an asset’s carrying amount is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Profits and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

Intangible assets

Expenditure to acquire patents, trademarks and licenses is capitalized and amortized using the straight-line method over their useful lives of five years.

Impairment losses at the balance sheet date are charged against the income statement.

Financial assets & liabilities

The Company’s financial assets and liabilities are only comprised of receivables, cash and cash equivalents and trade payables.

Receivables

Receivables are non-derivative financial assets with fixed payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as long-term assets.

Receivables are measured at amortized cost. Amortized cost is the amount at which the receivable is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount.

Cash and cash equivalents

Cash and cash equivalents at the bank comprise the cash on hand.

Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Notes to the Financial Statements (IFRS)

(in CHF thousands)

The Company assesses at each period whether there is objective evidence that those financial assets are impaired. Impairment losses are recognized in the income statement.

Share capital

Ordinary (Common) Shares as well as Series A, B, C and D Preferred Shares are classified as equity.

Expenses directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

AC Immune has four classes (Class A, B, C and D) of Preferred Shares outstanding. The Preferred Shares are a class of shares that AC Immune SA issued in connection with four separate capital increases and convey voting rights and certain other rights to their holders.

The holders of Preferred Shares own 79.7% of the total amount of shares outstanding (assuming conversion of the Preferred Shares into Common Shares on a one-for-one basis), have been the primary source of equity financing for the Company over the past 12 years and the Company’s Board of Directors consists predominantly of holders of Preferred Shares. The Preferred Shares do not have mandatory redemption features and the redemption of the Preferred Shares is within the control of the Company’s Board of Directors.

Our Shareholders’ Agreement allows for the conversion of Preferred Shares into Common Shares under certain circumstances, all of which are at the discretion of the Board or our Shareholders. The Preferred Shares have to be converted into Common Shares in the event of a change of control or an initial public offering or some other form of liquidity event.

The voting rights associated with Preferred Shares are the same as for Common Shares-each Preferred Share entitles the holder to one vote. No dividends have been paid on the Preferred Shares and the holders of Preferred Shares are not entitled to any dividends unless dividends are paid on the Common Shares.

The Preferred Shares have a liquidation preference wherein, in the event of a change of control or a liquidation of the Company, the holders of Preferred Shares are entitled to receive, prior and in preference to the holders of Common Shares, the amount corresponding to the price paid for each Preferred Share. Thereafter, all holders of Preferred Shares will participate with the holders of Common Shares on an as-if-converted basis in any remaining proceeds.

Employee benefits

Post-employment benefits

The Company operates the mandatory pension schemes for its employees in Switzerland. The schemes are generally funded through payments to insurance companies or trustee-administered funds. The Company has a pension plan designed to pay pensions based on accumulated contributions on individual savings accounts. However, this plan is classified as a defined benefit plan under IAS 19.

The net pension liability is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets. The defined benefit obligation is in all material cases calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries, pension increases as well as discount rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability.

Notes to the Financial Statements (IFRS)

(in CHF thousands)

Share-based compensation

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of options and shares is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the instruments granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of instruments that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of instruments that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

Stock options granted under the Company’s stock option plans A, B and C are valued using the Black-Scholes model (see Note 16). This valuation model as well as parameters such as expected volatility and expected term of the stock options was partially based on management’s estimates.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Taxation

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the country where the Company operates and generates taxable income. Taxation is provided for in accordance with the fiscal regulations of the respective country in which the Company operates. Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. If required, deferred taxation is provided in full using the liability method, on all temporary differences at the reporting dates. It is calculated at the tax rates that are expected to apply to the period when it is anticipated the liabilities will be settled, and it is based on tax rates (and laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Although the Company has substantial tax loss carryforwards, historically, due to the fact that the Company had limited certainty on key milestones, it has not recognized any deferred tax assets.

Notes to the Financial Statements (IFRS)

(in CHF thousands)

Earnings/Loss per share

The Company presents basic earnings/loss per share for each period in the financial statements. The earnings/loss per share is calculated by dividing the earnings/loss of the period by the weighted average number of shares (common and preferred) outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if dilutive securities such as share options were vested or exercised into common shares or resulted in the issuance of common shares that would participate in net income. Anti-dilutive shares are excluded from basic and dilutive earnings per share calculation.

Critical judgments and accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on collaboration and licensing agreements, (ii) clinical development accruals, (iii) pensions, (iv) income taxes and (v) stock-based compensation. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Income taxes

As disclosed in Note 14, the Company has tax losses which will expire after the tax holiday period. These tax losses represent potential value to the Company to the extent that the Company is able to create taxable profits before the expiry period of these tax losses. The Company has not recorded any deferred tax assets in relation to these tax losses.

Preferred shares

Significant judgment is required in determining the classification of the Preferred Shares issued by the Company as either equity or liabilities. The Preferred shareholders receive certain preference rights that represent a significant proportion of the net assets of the Company in the case of liquidation or certain exit events, the occurrence of which are outside the control of the Company.

Segment reporting

The Company has one segment. The Company currently focuses all of its resources on discovering and developing therapeutic and diagnostic products targeting misfolded proteins which are present in a broad range of neurodegenerative diseases.

As a result, management considers that there is only one operating segment.

Standards, amendments and interpretations effective in current reporting period but without impact on the Company financial statements

The following standards, amendments and interpretation currently are mandatory for accounting periods beginning on or after January 1, 2014 but did not have any effect on the Company financial statements:

•	IFRS 10, IFRS 12 and IAS 27 Investment Entities (Amendments)

Notes to the Financial Statements (IFRS)

(in CHF thousands)

•	IAS 19 Employee Benefits entitled Defined Benefit Plans: Employee Contributions—Amendments to IAS 19

•	IAS 32 Offsetting Financial Assets and Financial Liabilities—Amendments to IAS 32

•	IAS 36 Recoverable Amount Disclosures for Non-Financial Assets—Amendments to IAS 36

•	IAS 39 Novation of Derivatives and Continuation of Hedge Accounting—Amendments to IAS 39

•	IFRIC 21 Levies

•	Annual improvements (Dec 2013)

as well as several other amendments from the annual improvement project of IFRS.

Standards, amendments and interpretations to existing standards not yet effective

Certain new standards, amendments and interpretations to existing standards have been published and are mandatory for accounting periods beginning on or after July 1, 2014 or later periods but which the Company has not adopted early:

Recently released Standards/ Interpretations— check which ones are applicable for disclosure	Date Issued	Effective date (mostly annual periods beginning on or after) Early adoption is often permitted	Planned application by AC Immune
IFRS 9 Financial instruments	Nov 2009 to July 2014	Effective Jan 1, 2018 with early adoption allowed Early application of the own credit risk improvements, prior to any other changes in the accounting for financial instruments, is permitted by IFRS 9	Jan 1, 2018

Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)	May 2014	An entity shall apply those amendments prospectively in annual periods beginning on or after January 1, 2016.	Non applicable

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)	May 2014	An entity shall apply those amendments prospectively for annual periods beginning on or after January 1, 2016. Earlier application is permitted.	Jan 1, 2016

IFRS 15 Revenue from Contracts with Customers	May 2014	Annual periods beginning on or after January 1, 2017. Earlier application permitted. Note: IASB has proposed 1 year deferral	Jan 1, 2017

Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41)	June 2014	An entity shall apply those amendments for annual periods beginning on or after January 1, 2016. Earlier application is permitted.	Non applicable

Notes to the Financial Statements (IFRS)

(in CHF thousands)

Recently released Standards/ Interpretations— check which ones are applicable for disclosure	Date Issued	Effective date (mostly annual periods beginning on or after) Early adoption is often permitted	Planned application by AC Immune

Equity Method in Separate Financial Statements (Amendments to IAS 27)	Aug 2014	Annual periods beginning on or after January 1, 2016, with earlier application being permitted	Non applicable
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)	Sept 2014	Annual periods beginning on or after January 1, 2016, with earlier application being permitted	Non applicable

Annual Improvements 2012-2014 Cycle	Sept 2014	Annual periods beginning on or after January 1, 2016, with earlier application being permitted	Jan 1, 2016

Disclosure Initiative (Amendments to IAS 1)	Dec 2014	Annual periods beginning on or after January 1, 2016, with early application permitted	Jan 1, 2016

Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28)	Dec 2014	Annual periods beginning on or after January 1, 2016, with early application permitted	Non applicable

The Company has not yet evaluated the impact of these revised standards and amendments on its financial statements.

4.	Property, plant and equipment and intangible assets

in CHF thousands	Laboratory Equipment	IT Equipment	Building and Furniture	Total
Historical cost
As of January 1, 2013	1,571	69	117	1,757

Acquisitions	170	59	19	248
As of January 1, 2014	1,741	128	136	2,005

Acquisitions	74	44	10	128
As of December 31, 2014	1,815	172	146	2,133

Accumulated depreciation
As of January 1, 2013	891	54	54	999

Depreciation	255	18	20	293
As of January 1, 2014	1,146	72	74	1,292

Depreciation	251	28	18	297
As of December 31, 2014	1,397	100	92	1,589

Net book value December 31, 2014	418	72	54	544

Net book value December 31, 2013	595	56	62	713

Notes to the Financial Statements (IFRS)

(in CHF thousands)

5.	Financial assets

	For the Years Ended December 31,
in CHF thousands	2014	2013
Rental deposit (restricted cash)	82	82
Security deposit	3	—

Total	85	82

6.	Prepaid expenses and accrued income

	For the Years Ended December 31,
in CHF thousands	2014	2013
Prepaid expenses	373	514
Grant receivable	53	—

Total	426	514

The prepaid expenses relate mainly to research contracts with down-payments at contract signature and their related activities will start or continue in 2015.

7.	Other current receivables

	For the Years Ended December 31,
in CHF thousands	2014	2013
Other receivables	25,863	36
Swiss VAT	64	133
Withholding tax	8	22

Total	25,935	191

The maturity of these assets is less than three months. The Company considers the counterparty risk as low and the carrying amount of these receivables is considered to correspond to the fair value.

8.	Cash and cash equivalents

	For the Years Ended December 31,
in CHF thousands	2014	2013
Cash	3,306	11,251

Total	3,306	11,251

By Currency
CHF	2,517	10,886
EUR	482	318
USD	307	47

Total	3,306	11,251

At the balance sheet date, Company funds were held in CHF, EUR and USD bank accounts. Assets in EUR and USD were translated into CHF at a rate of 1.21463 and 0.99879, respectively.

Notes to the Financial Statements (IFRS)

(in CHF thousands)

9.	Share capital

As of December 31, 2014, the issued share capital amounting to CHF 853,900 is comprised of 170,780 shares. The table below summarizes the capital structure:

	For the Years Ended December 31,
	2014		2013
	Number	CHF	Number	CHF
Common shares with a nominal value of CHF 5 each	34,532	172,660	34,447	172,235
Preferred shares Series A with a nominal value of CHF 5	14,152	70,760	14,152	70,760
Preferred shares Series B with a nominal value of CHF 5	67,130	335,650	67,130	335,650
Preferred shares Series C with a nominal value of CHF 5	38,476	192,380	38,476	192,380
Preferred shares Series D with a nominal value of CHF 5	16,490	82,450	8,245	41,225

	170,780	853,900	162,450	812,250

Common and Preferred Shares have a nominal value of CHF 5 and are fully paid in. In a liquidation or winding up event (including trade sale), Preferred A, B, C and D Shares are senior to common shares in such a way that Preferred shareholders get in advance, prior and in preference to the holders of common shares, the amount corresponding to the price paid for each Preferred Share. The remaining funds shall be distributed pro-rata to all shareholders.

Increase of Conditional Capital

The Extraordinary General Assembly held on November 28, 2013, approved an increase of the conditional capital of 2,910 registered Common Shares with a par value of CHF 5.- These shares are reserved for the Company’s stock option plan.

Issuance of Preferred Shares

On December 13, 2013, the Company successfully completed a financing round of CHF 20 million. The share price of the round was CHF 1,212.90 for each of the 16,490 Series D Preferred Shares (8,245 issued immediately in December 2013 and 8,245 as authorized capital subscribed in May 2014).

10.	Trade payables and accrued liabilities

	For the Years Ended December 31,
in CHF thousands	2014	2013
Trade payables	1,584	1,243
Accrued R&D costs	712	1,448
Accrued payroll expenses	1,318	890
Other accrued expenses	600	388
Current portion of deferred Income	205	3,922

Total	4,419	7,891

An accrual of CHF 947 thousand and CHF 568 thousand was recognized for performance-related remuneration relating to 2014 and 2013, respectively.

Notes to the Financial Statements (IFRS)

(in CHF thousands)

Current portion of deferred income

In May 2014, AC Immune SA and Piramal Imaging, a division of Piramal Enterprises Ltd. entered into an exclusive worldwide license agreement for the research, development and commercialization of AC Immune’s tau protein positron emission tomography (PET) tracers supporting the diagnosis and clinical management of AD and potential tau-related disorders.

The upfront payment of EUR 500 thousand (CHF 616 thousand) received in May 2014 from this collaboration is deferred over a period of 12 months. As of December 31, 2014, the remaining CHF 205 thousand is recorded as a current liability in deferred income.

11.	Revenues

	For the Years Ended December 31,
in CHF thousands	2014	2013
Sales	—	6
Collaboration and license revenue	30,179	8,520
Grant revenue	75	111
Other	15	—

Total revenues	30,269	8,637

Collaboration agreement of 2006 with Genentech

In November 2006, AC Immune signed an exclusive, worldwide licensing agreement for crenezumab, our humanized monoclonal antibody targeting misfolded Abeta. Genentech recently announced it intends to commence Phase 3 clinical studies for crenezumab in 2016. If crenezumab receives regulatory approval, we will be entitled to receive royalties that are tied to annual sales volumes with different royalty rates applicable in the U.S. and Europe. These percentage rates range from the low double digits to the mid-teens.

Under the agreement with Genentech, we may become eligible to receive payments totaling up to approximately $340 million, excluding royalties. As at August 25, 2015 we have received total payments of $65 million (CHF 70.1 million): $40 million (CHF 45.8 million) were received in three milestone payments prior to 2013 and $25 million (CHF 24.3 million) were received in the subsequent period in July 2015.

We will recognize the Phase 3 payment in our third quarter financials since there is no further performance requirement on our side. The agreement provides for a second therapeutic product based on the same intellectual property and anti-Abeta antibody compound as well as an anti-Abeta diagnostic product. Genentech may terminate the agreement at any time by providing three months’ notice to us. In such event all costs incurred are still refundable.

Collaboration agreement of 2012 with Genentech

In June 2012, we entered into a second partnership with Genentech to commercialize our anti-tau antibodies for use as immunotherapeutics. The value of this exclusive, worldwide alliance is potentially greater than CHF 400 million and includes upfront and milestone payments. In addition to milestones, we will be eligible to receive royalties on sales at a percentage rate ranging from the mid-single digits to high single digits. The agreement also provides for collaboration on two additional indications built on the same anti-tau antibody program as well as a potential anti-tau diagnostic product.

Notes to the Financial Statements (IFRS)

(in CHF thousands)

To date we have received payments totaling CHF 31 million including a subsequent CHF 14 million milestone payment received in the second quarter of 2015 associated with the recent selection of the lead candidate to be taken forward into Phase 1 clinical studies. Genentech also announced it intends to commence Phase 1 clinical studies for this product candidate in 2016.

Genentech may terminate the agreement at any time by providing three months’ notice to us. In such event all costs incurred are still refundable.

Collaboration agreement of 2014 with Janssen Pharmaceuticals

In December of 2014, we entered into a partnership with Janssen Pharmaceuticals, a Johnson & Johnson company, to develop and commercialize therapeutic anti-tau vaccines for the treatment of AD and potentially other tauopathies. The partnership includes a worldwide exclusive license and research collaboration. We and Janssen will co-develop the lead therapeutic vaccine, ACI-35, through Phase 1b completion. From Phase 2 and onward, Janssen will assume responsibility for the clinical development, manufacturing and commercialization of ACI-35. ACI-35 is an active therapeutic vaccine stimulating the patient’s immune system to produce a polyclonal antibody response against phosphorylated tau protein. The agreement also allows for the collaboration to be expanded to a second indication based on the same anti-tau vaccine program and intellectual property related to this program.

We received an upfront payment of CHF 25.9 million which we recognized in 2014 and are eligible to receive development, regulatory and commercialization milestone payments for AD and a potential second indication outside of AD. Additionally, we will receive royalties on sales at a percentage rate ranging from the low double digits to mid-teens. The two companies have entered into a three-year joint research collaboration to further characterize and develop novel vaccine therapies for the treatment of tauopathies.

As part of this agreement, AC Immune has committed to spending CHF 13.8 million in research and development to the end of Phase 1b which is currently anticipated at the end of 2016. Under the terms of the agreement, Janssen may terminate the agreement at any time after completion of the Phase 1b clinical study by providing 90 days’ notice to us.

The recognition of the upfront payment from Janssen was recorded at the time of receipt as the Company determined that the license granted to Janssen was a separate, non-contingent deliverable under the agreement. The Company determined the license had stand-alone value based on Janssen’s ability to create value from the license without our R&D support services due their extensive experience in vaccine development and production which would allow them to complete the phase 1b clinical trials.

Collaboration agreement of 2014 with Piramal Imaging

In May 2014, we entered into our first diagnostic partnership with Piramal Imaging, one of the world leaders in imaging products. The agreement with Piramal is for a compound from the Morphomer chemical library that binds pathogenic tau aggregates for use as a PET tracer. The exclusive, worldwide licensing agreement with Piramal Imaging includes upfront and sales milestone payments totaling up to EUR 157 million, plus royalties on sales at a percentage rate ranging from mid-single digits to low double digits. We received an upfront payment of EUR 500 thousand and are entitled to further clinical milestones totaling EUR 7 million should the compound make it through to Phase 3 clinical studies and are further entitled to regulatory, commercialization and sales based milestones totaling EUR 150 million.

Piramal may terminate the agreement at any time after the first eighteen months from the effective date of this agreement by providing three months’ notice to us.

Notes to the Financial Statements (IFRS)

(in CHF thousands)

Grant

In both 2013 and 2014, we recognized revenue associated with a research grant given to us by a European Institution in October of 2011 and which had a 3-year duration. We recognized the revenues on a straight line basis over the period of the grant.

12.	Expenses by category

Research and development

	For the Years Ended December 31,
in CHF thousands	2014	2013
Operating expenses	9,990	11,301
Payroll expenses	5,669	5,393
Share-based compensation	159	193
Depreciation of tangible fixed assets	298	293

Total research and development expenses	16,116	17,180

General and administrative

	For the Years Ended December 31,
in CHF thousands	2014	2013
Operating expenses	1,437	1,142
Payroll expenses	1,947	1,751
Share-based compensation	52	62

Total general and administrative expenses	3,436	2,955

13.	Related-party transactions

Key management including the Board of Directors (five individuals) and the Executive Management (three individuals) compensation is:

	For the Years Ended December 31,
in CHF thousands	2014	2013
Short-term employee benefits	1,631	1,408
Post-employment benefits	97	95
Share-based compensation	8	5

Total	1,736	1,508

Short-term employee benefits comprise of salaries, bonus payments, social security and expenses allowances.

250 and zero options were granted in 2014 and 2013, respectively, to the Executive Management of the Company.

205 and zero options were granted in 2014 and 2013, respectively, to the Directors of the Company.

Notes to the Financial Statements (IFRS)

(in CHF thousands)

14.	Income taxes

For the Years Ended December 31,
in CHF thousands	2014	2013
Income tax recognized in profit or loss
Current tax	—	—
Deferred tax	—	—

Total	—	—

The income tax expense for the year can be reconciled to the accounting profit as follows:

	For the Years Ended December 31,
in CHF thousands	2014	2013
Accounting income / (loss) before income tax	10,744	(11,243)

Tax expense calculated at the statutory rate of 22.5% (2013: 0%)	2,420	—
Effect of Swiss tax holiday	(2,420)	—

Effective income tax rate benefit / (expense)	—	—

The tax rate used for the 2014 and 2013 reconciliations above is the corporate tax rate of 22.5% payable by corporate entities in the Canton of Vaud, Switzerland on taxable profits under tax law in that jurisdiction.

The Company was granted by the Canton de Vaud, Switzerland, a 10-year tax holiday for all income and capital taxes on a communal and cantonal level, commencing in the fiscal year 2005 and valid through to December 31, 2014. It has also been granted a 9-year tax holiday for direct Swiss Federal tax commencing in the fiscal year 2006 through to December 31, 2014. Therefore, the Company has not recognized any deferred tax asset relating to tax loss carry-forward expiring by the end of 2014 since they will expire within the tax holiday period and also because of a forecasted effective tax rate of nil. It has also not recognized any deferred tax asset relating to tax loss carry-forward expiring after the tax holiday since the criteria for recognition are not met.

There is no income tax recognized directly in equity or in comprehensive income.

	For the Years Ended December 31,
in CHF thousands	2014	2013
Unrecognized deductible temporary differences, unused tax losses and unused tax credits
Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:
- Tax Losses	49,253	59,770
- Deductible temporary differences related to the retirement benefit plan	2,410	929

	51,663	60,699

Notes to the Financial Statements (IFRS)

(in CHF thousands)

Deductible temporary differences related to the retirement benefit plan do not expire. Tax losses expiry dates are shown in the table below:

in CHF thousands	2014	2013
Tax losses split by expiry date
December 31, 2014	—	—
December 31, 2015	—	—
December 31, 2016	—	4,879
December 31, 2017	11,961	17,599
December 31, 2018	10,388	10,388
December 31, 2019	16,566	16,566
December 31, 2020	10,338	10,338
December 31, 2021	—	—

	49,253	59,770

The tax losses available for future offset against taxable profits have decreased by CHF 10.5 million, representing the amount of tax losses that would have been used as an offset if the negotiated tax holiday had not enabled the Company to pay no taxes during 2014.

Consistent with prior years, the Company has not recorded any deferred tax assets in relation to the past tax losses available for offset against future profits as the recognition criteria have not been met at the last annual balance sheet date. The criteria are not expected to be met at the next annual balance sheet date.

15.	Retirement benefit plan

Apart from the social security plans fixed by the law, the Company maintains one independent pension plan covering all of its employees including its executive officers. In addition to retirement benefits, the plan provides death or long-term disability benefits to its employees.

Benefits under the plan are principally based on contributions, computed as a percentage of salary, adjusted for the age of the employee and shared approximately 46% and 54% by employee and employer, respectively. For accounting purposes under IFRS, the plan is treated as a defined benefit plan. Liabilities and assets are calculated annually by an independent actuary. In accordance with IAS 19, plan assets have been estimated at their fair market value and liabilities have been calculated according to the “Projected Unit Credit” method.

This plan is governed by the Swiss employment laws, which require final salary payments to be adjusted for the consumer price index once in payment during retirement. The defined benefit pension plan requires contributions to be made to a separately administered fund. The fund has the legal form of a foundation and it is governed by the Board of Trustees, which consists of an equal number of employer’s and employee’s representatives. The Board of Trustees is responsible for the administration of the plan assets and for the definition of the investment strategy.

Each year, the Board of Trustees reviews the level of funding in the pension plan as required by Swiss employment legislation. Such a review includes the asset-liability matching strategy and investment risk management policy. The Board of Trustees decides its contribution based on the results of this annual review. Generally, it aims to have a portfolio mix of a combined 40% in equity and property and 60% in debt instruments. Swiss employment practice recommends the Company to clear any plan deficit (based on a valuation performed in accordance with Swiss Employment Law) over a period of no more than 5 years after the period in which the deficit arises.

Notes to the Financial Statements (IFRS)

(in CHF thousands)

The assets are invested by the pension plan, to which many companies contribute, in a diversified portfolio that respects the requirements of the Swiss BVG. Under the Plan, both the Company and the employee share the costs equally. The structure of the plan and the legal provisions of the BVG mean that the employer is exposed to actuarial risks. The main risks are investment risk, interest risk, disability risk and the life expectancy of pensioners. Through our affiliation with the pension plan, the Company has minimized these risks, since they are shared between a much greater number of participants.

The pension plan is governed by a foundation board. The board is made up of an equal number of employee and employer representatives of the different affiliated companies. The Company has no direct influence on the investment strategy of the foundation board.

Since the pension liability is adjusted to consumer price index, the pension plan is exposed to Swiss inflation, interest rate risks and changes in the life expectancy for pensioners.

The following table sets forth the status of the defined benefit pension plan and the amount that should be recognized in the balance sheet:

	For the Years Ended December 31,
in CHF thousands	2014	2013
Defined benefit obligation	(8,091)	(6,044)
Fair value of plan assets	5,681	5,115

Total Liability	(2,410)	(929)

According to IAS 19, the following amounts have been recorded as net pension cost in the income statement:

	For the Years Ended December 31,
in CHF thousands	2014	2013
Service cost	521	468
Interest cost	137	105
Interest income	(118)	(86)

Net pension cost	540	487

The changes in defined benefit obligation, fair value of plan assets and unrecognized (gains) / losses are as follows:

A. Change in defined benefit obligation

in CHF thousands	2014	2013
Defined benefit obligation as of January 1	(6,044)	(5,346)
Service cost	(521)	(468)
Interest cost	(137)	(105)
Change in demographic assumptions	—	(410)
Change in financial assumptions	(1,303)	523
Other actuarial gains / (losses)	9	408
Benefit payments	227	(341)
Employees’ contributions	(322)	(305)

Defined benefit obligation as of December 31	(8,091)	(6,044)

Notes to the Financial Statements (IFRS)

(in CHF thousands)

B. Change in fair value of plan assets

in CHF thousands	2014	2013
Fair value of plan assets as of January 1	5,115	4,042
Interest income	118	86
Employees’ contributions	322	305
Employer’s contributions	377	358
Benefits payments	(227)	341
Actuarial gain / (loss)	(24)	(17)

Fair value of plan assets as of December 31	5,681	5,115

Employer’s contribution to the pension plan for the financial year 2015 are estimated to be CHF 401 thousand.

C. Change in net defined benefit liability

in CHF thousands	2014	2013
Net defined benefit liabilities as of January 1	929	1,304
Net pension cost through Income Statement	540	487
Re-measurement through OCI	1,318	(504)
Employer’s contribution	(377)	(358)

Net defined benefit liabilities as of 31 December	2,410	929

The major categories of plan assets held by the separately administrated fund, of which the Company’s pension plan assets form a part, are as follows:

	For the Years Ended December 31,
in CHF thousands	2014		2013
Cash	5,551	3%	4,727	3%
Bonds	45,577	26%	41,976	25%
Shares	106,851	59%	99,256	59%
Real estate and mortgages	19,479	11%	19,670	12%
Alternative investments	1,241	1%	1,278	1%

Total Assets	178,699	100%	166,907	100%

The fair value of the plan assets above is the cash surrender value of the insurance with AXA.

The investment strategy defined by the Board of trustees follows a conservative profile.

The plan assets are primarily held within instruments with quoted market prices in an active market, with the exception of the real estate and mortgages.

The actuarial assumptions used for the calculation of the pension cost and the defined benefit obligation of the defined benefit pension plan for the year 2014 and 2013 are as follows:

	For the Years Ended December 31,
	2014	2013
Discount rate	1.25%	2.48%
Rate of future increase in compensations	1.50%	1.50%
Rate of future increase in current pensions	0.50%	0.50%
Mortality and disability rates	BVG 2010G	BVG 2010G

Notes to the Financial Statements (IFRS)

(in CHF thousands)

In defining the benefits, the minimum requirements of the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG) and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits.

A quantitative sensitivity analysis for significant assumption as at December 31, 2014 is as shown below:

in CHF thousands
	Discount rate		Future salary increase		Future pension cost
Assumptions	+0.5% increase	-0.5% decrease	+0.5% increase	-0.5% decrease	+0.5% increase	-0.5% decrease
Defined benefit obligation	7,308	9,010	8,141	8,044	8,591	7,640
Impact on the net defined benefit obligation	783	(919)	(50)	47	(500)	451

The sensitivity analyses above have been determined based on a method that extrapolates the impact on net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

16.	Share-based compensation

The Company has the following share-based compensation plans outstanding:

PLAN	Number of instruments awarded	Vesting conditions	Contractual life of options
Stock option plan A	1,451	4 years’ service from grant date	8 1/2 years
Stock option plan B	3,276	4 years’ service from grant date	6 1/2 years
Stock option plan C1	23,683	4 years’ service from grant date	6 years

The number and weighted average exercise prices (in CHF) of options under the share option programs for Plans A, B and C1 are as follows:

	For the Years Ended December 31,
	2014			2013
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Term (Y)	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Term (Y)
Outstanding at January 1	15,072	55.30	4.4	14,528	56.01	5.8
Forfeited during the year	(18)	0.00	0.0	(34)	0.00	0.0
Cancelled during the year	(76)	0.00	0.0	(186)	0.00	0.0
Exercised during the year	(85)	0.00	0.0	(156)	0.00	0.0
Granted during the year	1,133	0.00	0.0	920	0.00	0.0
Outstanding at December 31	16,026	54.17	4.5	15,072	55.30	5.9
Exerciseable at December 31	13,480	57.53	4.2	15,072	48.99	4.6

The range of exercise prices for outstanding options was CHF 36.37 to CHF 232.97 as of December 31, 2014 and 2013.

The fair values of the options granted in 2014 and 2013 are CHF 192.61 and CHF 171.53, respectively. These fair values have been determined using the Black-Scholes model and an exercise price of CHF 36.37 (2013: CHF 36.37), a spot price of CHF 225.67 (2013: CHF 203.80), a risk-free interest rate of 0.232% (2013: 0.453%) and a volatility of 50% (2013: 50%) with an expected duration of 6 years (2013: 6 years).

Notes to the Financial Statements (IFRS)

(in CHF thousands)

The exercise price is set by the Board of Directors. The volatility is based on the historical trend of an appropriate sample of companies operating in the biotech and pharmaceutical industry. The risk-free interest rate is based on the CHF swap rate for the expected life of the option. The weighted average fair value of exercised common share options in 2014 is CHF 225.67 (2013: CHF 203.80).

The expense charged against the income statement for the financial year 2014 amounts to CHF 211 thousand (2013: CHF 256 thousand). The expense assumes a departure rate based on the fact that some beneficiaries will not be able to exercise.

17.	Commitments and contingencies

	For the Years Ended December 31,
in CHF thousands	2014	2013
Within one year	3,235	3,552
Between one and five years	924	820

Total	4,159	4,372

The Company has research contracts with several external service providers. As of December 31, 2014, external research projects for CHF 3.1 million were committed for 2015. Rental contract for laboratory and offices space at the EPFL Innovation Park in Ecublens/Lausanne can be cancelled within a 6 month notice period. As of December 31, 2014, rental contracts for CHF 169 thousand were committed for 2015.

18.	Income / (loss) per share

	For the Years Ended December 31,
in CHF thousands except for share and per share data	2014	2013
Net income / (loss) attributable to owners of the Company	10,744	(11,243)
Earnings per share (EPS):
Basic, income / (loss) for the period attributable to equity holders	62.93	(69.25)
Fully diluted, income / (loss) for the period attributable to equity holders	58.96	(65.84)
Weighted-average number of shares used to compute earnings / (loss) per share, basic	170,739	162,356
Weighted-average number of shares used to compute earnings / (loss) per share, fully diluted	182,210	170,758

For the years ended December 31, 2014 and 2013 basic and diluted loss per share is based on the weighted average number of shares issued and outstanding.

19.	Sensitivity analysis

Foreign currency

The Company undertakes certain transactions denominated in foreign currencies. Hence, exposure to exchange rate fluctuations arises. Exchange rate exposures are managed by matching its cash holdings to the currency structure of its expenses.

Notes to the Financial Statements (IFRS)

(in CHF thousands)

As of December 31, 2014, if the CHF had strengthened/weakened by 10% against the EUR and the USD with all other variables held constant, the net loss for the period would have been lower/higher by CHF 25 thousand (2013: CHF 22 thousand), mainly as a result of foreign exchange gains/losses on transaction of EUR/USD denominated assets and liabilities.

Interest rates

The Company is not materially exposed to any interest rates fluctuations.

20.	Financial instruments and risk management

The Company’s activities expose it to the following financial risks: market risk (currency risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The following table shows the carrying amounts of financial assets and financial liabilities:

	For the Years Ended December 31,
in CHF thousands	2014	2013
Financial assets
Loans and receivables
Cash and cash equivalents	3,306	11,251
Other receivables	25,863	36

Total financial assets	29,169	11,287

Financial liabilities
Trade and other accounts payable	1,584	1,243

Total financial liabilities	1,584	1,243

Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the EUR, USD and to a lesser extent to GBP, DKK and SEK. The currency exposure is not hedged. However, the Company has the policy of matching its cash holdings to the currency structure of its expenses, which means that the Company holds predominately CHF, EUR and USD (see also Notes 8 and 19).

Credit risk

The majority of the cash and cash equivalents is held within one bank. However, the credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies. The maximum amount of credit risk is the carrying amount of the financial assets. Trade and other receivables are fully performing, not past due and not impaired (see Note 7).

Liquidity risk

Inherent in the Company’s business are various risks and uncertainties, including its limited operating history and the high uncertainty that new therapeutic concepts will succeed. AC Immune’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) acquire and keep key personnel employed, and (iv) acquire additional capital to support its operations.

Notes to the Financial Statements (IFRS)

(in CHF thousands)

The Company’s approach of managing liquidity is to ensure sufficient cash to meet its liabilities when due. Therefore, management closely monitors the cash position on rolling forecasts based on expected cash flow to enable the Company to finance its operations for at least 24 months.

Based on the current cash position and the upfront fee subsequently received on February 6, 2015 from Janssen for the anti-p-tau vaccine program in AD (ACI-35), the Company is well financed until the end of 2015.

The table below shows the maturities of the liquidity relevant financial liabilities as of December 31, 2014:

	For the Years Ended December 31,
	2014		2013
in CHF thousands	Less than 3 months	Between 3 months and 1 year	Less than 3 months	Between 3 months and 1 year
Trade payables	1,584	—	1,243	—

Total	1,584	—	1,243	—

21.	Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to preserve the capital on the required statutory level in order to succeed in developing a cure against AD.

22.	Segment and geographic reporting

The Company has one Segment. The Company currently focuses all of its resources on discovering and developing therapeutic and diagnostic products targeting misfolded proteins that are present in a broad range of neurodegenerative diseases.

As a result, management considers that there is only one operating segment under the requirements of IFRS 8, Operating Segments.

The Company’s geographic information is worldwide.

23.	Post balance sheet events

The upfront payment received from Janssen for the anti-p-tau vaccine program in AD (ACI-35) was recognized at signature on December 24, 2014 and the further co-development cost for Phase 1b and related manufacturing cost will be equally shared between both partners. The milestone payment amounting to CHF 25.9 million has been booked on February 6, 2015.

In June 2015, we received a CHF 14 million milestone payment related to our anti-tau antibody program which we have partnered with Roche/Genentech. Genentech also announced that it intends to move the lead compound into Phase 1 clinical studies in 2016. In July 2015, Roche/Genentech announced that they intend to commence Phase 3 clinical studies for crenezumab in early 2016. The decision to move crenezumab into Phase 3 clinical studies triggered a $25 million (CHF 24.3 million) milestone payment which AC Immune received in August 2015.

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

             Common Shares

PROSPECTUS

                    , 2015

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Under Swiss law, a corporation may indemnify its directors or officers against losses and expenses (except for such losses and expenses arising from willful misconduct or negligence, although legal scholars advocate that at least gross negligence be required), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the corporation.

Subject to Swiss law, Article 29 of our articles of association provides for indemnification of the existing and former members of our board of directors, executive management, and their heirs, executors and administrators, against liabilities arising in connection with the performance of their duties in such capacity, and permits us to advance the expenses of defending any act, suit or proceeding to members of our board of directors and executive management.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of their duties under the employment agreement with the company.

We intend to enter into indemnification agreements with each of the members of our board of directors and executive officers in the form to be filed as an exhibit to this Registration Statement upon the closing of this offering.

In the underwriting agreement that we enter into in connection with the sale of the common shares being registered hereby, a form of which will be filed as Exhibit 1.1 to this Registration Statement, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, the Securities Act, against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7.	Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold during the last three fiscal years. Within the last three years, the registrant has issued and sold the following securities:

1. On December 10, 2013, the registrant issued 8,245 shares of preferred stock for aggregate consideration of CHF 10.0 million.

2. On June 25, 2014, the registrant issued 8,245 shares of preferred stock for aggregate consideration of CHF 10.0 million.

3. From September 30, 2012 through September 30, 2015, the registrant issued options to purchase 2,174 shares of its common stock to its employees with an exercise price of CHF 36.37 per share.

4. From September 30, 2012 through September 30, 2015, a total of 587 options were exercised by the registrant’s employees at an exercise price of CHF 36.37 for aggregate consideration of CHF 21,349.

5. On October 21, 2015, the registrant issued 12,453 shares of preferred stock for an aggregate subscription amount of approximately $30.0 million.

The sales and issuances of restricted securities in the transactions described in the paragraphs above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act.

There were no underwritten offerings employed in connection with any of the transactions set forth above.

Item 8.	Exhibits and Financial Statement Schedules

Exhibits

See the Exhibit Index beginning on page II-5 of this registration statement.

Financial Statement Schedules

None.

Item 9.	Undertakings

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lausanne, Switzerland on                     , 2015.

AC IMMUNE SA

By:
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Andrea Pfeifer and George Pavey and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                     , 2015 in the capacities indicated:

Name	Title

Chief Executive Officer (principal executive officer)
Andrea Pfeifer

Chief Financial Officer (principal financial officer and principal accounting officer)
George Pavey

Chief Administrative Officer (principal operating officer)
Jean-Fabien Monin

Chairman and Director
Martin Velasco

Director
Hans-Beat Gürtler

Director
Detlev Riesner

Director
Matthias Hothum

Director
Friedrich von Bohlen und Halbach

Authorized Representative in the United States
Colleen A. DeVries SVP of National Corporate Research, Ltd

EXHIBIT INDEX

The following documents are filed as part of this registration statement:

1.1	Form of Underwriting Agreement*

3.1	Form of Articles of Association**

4.1	Form of Registration Rights Agreement*

5.1	Opinion of Vischer AG, Swiss counsel of AC Immune SA, as to the validity of the common shares*

8.1	Opinion of Vischer AG, Swiss counsel of AC Immune SA, as to Swiss tax matters**

8.2	Opinion of Davis Polk & Wardwell LLP as to U.S. tax matters**

10.1	Research Collaboration and License Agreement between AC Immune SA Corporation and Genentech, Inc. dated November 6, 2006**#

10.2	Amendment to the Research Collaboration and License Agreement between AC Immune SA Corporation and Genentech, Inc. dated May 7, 2015**#

10.3	Research Collaboration and License Agreement between AC Immune SA Corporation and Genentech, Inc. dated June 15, 2012**#

10.4	License and Collaboration Agreement between Piramal Imaging Ltd., Piramal Imaging SA and AC Immune SA, dated May 9, 2014**#

10.5	License, Development and Commercialization Agreement between Janssen Pharmaceuticals, Inc. and AC Immune SA, dated December 24, 2014**#

10.6	Form of Indemnity Agreement**

10.7	AC Immune SA 2013 Equity Incentive Plan*

10.8	Shareholders’ Agreement dated October 23, 2015*

10.9	Subscription Agreement among certain investors and AC Immune SA, dated October 16, 2015*

23.1	Consent of Ernst & Young AG*

23.2	Consent of Vischer AG, Swiss counsel of AC Immune SA (included in Exhibit 5.1)*

23.3	Consent of Vischer AG, Swiss counsel of AC Immune SA (included in Exhibit 8.1)**

23.4	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.2)**

24.1	Powers of attorney (included on signature page to the registration statement)*

99.1	Consent of Peter Bollmann, as director nominee*

*	To be filed by amendment.
**	Previously submitted.
#	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the registration statement and submitted separately to the United States Securities and Exchange Commission.